Form 20-F
period 2022-12-31
SELINA HOSPITALITY PLC
filed 2023-04-28
CIK 1909417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
[Mark One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
____________________________
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-41543
SELINA HOSPITALITY PLC
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name in English)
England and Wales
(Jurisdiction of incorporation or organization)
6th Floor, 2 London Wall Place
Barbican, London, EC2Y 5AU, England
(Address of principal executive offices)
____________________________
Jonathon Grech, Chief Legal Officer and Company Secretary
437 SW 2nd St.
Miami, FL 33130, United States of America
Telephone: 786-652-7666
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	SLNA	Nasdaq Global Market
Warrants to Purchase Ordinary Shares	SNLAW	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Ordinary Shares
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.(1)

Title of each class	Number of shares outstanding
Ordinary Shares	97,865,777
Warrants to Purchase Ordinary Shares	18,516,495
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards ☒ as issued by the International Accounting Standards Board	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No

Forward-Looking Statements
This Annual Report on Form 20-F (this "Annual Report") contains forward-looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•our actual results may differ materially from our forecasts and projections;
•our results could be negatively affected by a decline or disruption in the travel and hospitality industries or economic downturn;
•we may be unable to negotiate satisfactory leases or other arrangements to operate new properties, onboard new properties in a timely manner, or renew or replace existing properties on satisfactory terms or at all;
•delays in real estate development and construction projects related to our leases could adversely affect our ability to generate revenue from such leased buildings;
•newly leased properties may generate revenue later than we estimated, and may be more difficult or expensive to integrate into our operations than expected;
•our limited operating history and evolving business make it difficult to evaluate its future prospects and challenges;
•we may not be able to manage its expected growth, which could adversely affect our results of operations;
•our growth depends, in part, on our ability to increase revenues generated by its existing hotels;

•our history of losses has raised substantial doubt regarding our ability to continue as a going concern, and we may be unable to achieve profitability for the foreseeable future;

•our ability to obtain funding or raise capital to fund our operations and growth;
•costs relating to the opening, operation and maintenance of our leased properties could be higher than expected;
•we depend on landlords to deliver properties in a suitable condition and to manage and maintain our properties;
•under certain circumstances, our leases may be subject to termination prior to the scheduled expiration of the term, which can be disruptive and costly;
•we operate in the highly competitive lodging industry;
•we use third-party distribution channels to market our units, and these channels have historically accounted for a substantial percentage of our bookings;
•our long-term success depends, in part, on our ability to expand internationally, and our business is susceptible to risks associated with international operations;
•our business depends on our reputation and the strength of our brand, and any deterioration of our current brand standards could adversely impact our market share, revenues, business, financial condition, or results of operations;

•adverse incidents at, or adverse publicity concerning, our properties or brands could harm our reputation and the reputation of our brands, as well as adversely affect our market share, business, financial condition, or results of operations;
•we are subject to claims and liabilities associated with potential health and safety issues and hazardous substances at our properties;
•we must attract and retain sufficient, highly skilled personnel and are subject to risks associated with the employment of hospitality personnel, including unionized labor;
•information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues and profits and harm the reputation of our brands and business;
•cyber risk and the failure to maintain the integrity of customer, colleague, or company data could adversely affect Selina’s business, harm Selina’s reputation, and/or subject Selina to costs, fines, penalties, investigations, enforcement actions, or lawsuits;
•our business is highly regulated across multiple jurisdictions, which may cause increased costs, reduced profits, limited growth, disruption in business or exposure to increasingly complex, onerous or uncertain tax obligations;
•our ability to continue to meet Nasdaq listing standards;
•our ability to recognize the anticipated benefits of the Business Combination (as described herein), which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees;
•the impact of the ongoing COVID-19 pandemic and any other adverse public health developments on our business; and

•risks associated with our environmental, social, and governance (“ESG”) and sustainability initiatives and activities, including efforts to reduce single-use plastic consumption and efforts to measure greenhouse gas ("GHG") emissions and reduce our carbon footprint, and our ability to achieve any specific outcome at all or within a certain timeframe.
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under the heading “Risk Factors” and elsewhere in this Annual Report. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of future performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INTRODUCTION
Selina Hospitality PLC is one of the largest operators of lifestyle and experiential Millennial- and Gen Z-focused hotels, with 118 destinations opened in 24 countries across 6 continents. Our mission is to create meaningful connections between people. We design and operate attractive, welcoming destination hotels, where travelers can stay indefinitely, work remotely, explore, and authentically immerse themselves in an environment that embraces and reflects local culture, and where local residents and travelers alike can engage and enjoy on-site food and beverage, wellness, and other social experiences.

In this Annual Report, references to “Selina,” the “company,” “we,” “us,” or similar terms are to Selina Hospitality PLC and, as the context requires, its consolidated subsidiaries (which together are referred to as the “Group”).

Our consolidated financial statements are prepared in accordance with the international financial reporting standards (“IFRS”). Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

PART I.
Item 1.    Identity of Directors, Senior Management and Advisors.
Not applicable.
Item 2.    Offer Statistics and Expected Timetable.
Not applicable.
Item 3.    Key Information.
Risk Factors
We operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond our control. Certain of these risk factors are described below. Additional risks not currently known to us, or that we currently consider as immaterial, may also adversely impact our business, operations, financial results or prospects, should any such other events occur. This Annual Report contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report.
Risks Related to Us and Our Business
Operational, Business and Financial Risks
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of December 31, 2022, we had incurred an accumulated deficit of $725.2 million, total shareholders’ deficit amounted to $163.6 million, and cash and cash equivalents were $47.7 million. As of December 31, 2021, we had incurred an accumulated deficit of $519.0 million, total shareholders’ deficit amounted to $323.2 million, and cash and cash equivalents were $21.9 million. As of December 31, 2022, our current assets amounted to $79.7 million and our current liabilities amounted to $188.9 million and our financial debt was $182.8 million of which $45.6 million was current financial debt. As of December 31, 2021, our current assets amounted to $46.4 million and our current liabilities amounted to $214.1 million and our financial debt was $246.5 million of which $19.5 million was current financial debt. We may not have sufficient liquidity to fund our working capital needs. Further, we have suffered historical losses from operations and have negative working capital and cash outflows from operations, and we received only a fraction of the proceeds from the trust account in connection with the closing of the Business Combination.
We need substantial additional funding; however, we cannot assure you that our plans to raise capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this Annual Report do not include any adjustments that might result from our inability to continue as a going concern.
We need substantial additional funding; however, our ability to obtain funding and the amount that we may raise is uncertain, and a lack of sufficient funding for our operations would have an adverse effect on our business.

Our operations require substantial additional funding, and management continues to actively seek and evaluate opportunities to raise additional funds through the issuance of equity or debt securities, non-core asset sales, arrangements with strategic partners and/or obtaining financing from financial institutions. Our ability to obtain additional financing is subject to several factors including market and economic conditions, the significant amount of capital required, the market price of our stock, our performance, and investor sentiment with respect to us and our business and industry. If we are unable to raise substantial additional capital, our continuing operations may need to be scaled back, be curtailed or cease entirely.

In addition, certain of our loan facilities, including, without limitation, the $147.5 million aggregate principal amount of convertible notes issued at the closing of the Business Combination ("CLN 2022") and the $50 million facility with Inter-American Investment Corporation, of which $29.4 million was drawn as of December 31, 2022 and which is partially guaranteed by the Company, contain various debt and other covenants, including a requirement under the CLN 2022 for the Company (and its subsidiaries) to maintain an aggregate amount of $15 million in unrestricted cash until the end of February 2024. If the Company is unable to obtain additional funding, it may give rise to a default under one or more of those loan facilities and allow the lenders to exercise their remedies thereunder, including the acceleration of the outstanding amounts due under such facilities.

We have a history of losses and may be unable to achieve profitability for the foreseeable future.
We have incurred net losses each year since our inception, including losses of $198.1 million and $185.7 million for the years ended December 31, 2022 and December 31, 2021, respectively, and had an accumulated deficit of $725.2 million and $519.0 million as of December 31, 2022 and December 31, 2021, respectively. Our accumulated deficit and net losses have resulted primarily from the substantial investments required to grow our business, including the significant increase in recent periods in the number of hotels we operate, as well as finance costs that are non-operational in nature. We expect that these costs and investments will continue to increase as we continue to grow our business. We also intend to invest in maintaining our level of service and support, which we consider critical to our continued success, and we also expect to incur additional general and administrative expenses as a result of our growth. These expenditures will make it more difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability for the foreseeable future.
Our operating costs and other expenses may be greater than we anticipate, and our investments to make our business and our operations more efficient may not be successful. Increases in our costs, expenses and investments may reduce our margins, increase the length of time it may take us to achieve profitability, and otherwise materially adversely affect our business, financial condition and results of operations. In addition, non-mature hotels and pipeline hotels may not generate revenue or cash flow comparable to those generated by our existing mature hotels, and our mature hotels may not be able to continue to generate existing levels of revenue or cash flow. For any of these reasons, we may be unable to achieve profitability for the foreseeable future and may face challenges in growing our cash flows.
The continuation of net losses in the future may adversely impact our ability and the ability of third-party funders to obtain capital, or increase our cost of capital, required to convert properties to our branded hotels.

The obligations under our commercial arrangements and debt instruments are collateralized by security interests in substantially all of our assets. If we default on those obligations, the secured parties could foreclose on such assets.
The obligations of our subsidiaries under local strategic development arrangements and/or credit facilities (“Development Facilities”) are secured by property leases and certain of our other assets and our subsidiaries' assets, such as their bank accounts, and the majority of those arrangements are guaranteed by us. As such, a substantial portion of our assets are collateralized. Additionally, some of the Development Facilities contain cross-default provisions whereby a default under one instrument can trigger a default under other instruments. As a result, if we or our subsidiary were to default under one contractual obligation, then in addition to the foreclosure of assets under such contract, such default may allow other secured parties to foreclose on their respective security interests and liquidate additional assets of ours or our subsidiaries. This would adversely impact our business, financial condition and results of operations and could require us to reduce or cease operations in certain locations. In addition, the collateralization of these assets and other restrictions may limit our flexibility in raising additional capital or in selling or disposing of assets to raise capital.
The COVID-19 pandemic has materially and adversely impacted our business, financial condition, results of operations, liquidity and cash flows.
The COVID-19 pandemic resulted in a sharp decline in revenues at our hotels compared to periods prior to March 2020 and significantly adversely affected our ability to successfully operate our hotels, and had a significant adverse effect on our business, financial condition, results of operations, liquidity and cash flows due to, among other factors:
•a sharp decline in group, business and leisure travel resulting from (i) restrictions on travel imposed by governmental entities, public institutions and employers, (ii) the postponement or cancellation of conventions and conferences, music and arts festivals, sporting events and other large public gatherings, and (iii) the closure or limits on occupancy for tourist attractions;
•negative public perceptions of travel and public gatherings in light of the perceived risks associated with COVID-19; and

•increased operating costs from implementing enhanced cleaning protocols and other COVID-19 mitigation practices, as well as employee severance and furlough costs.
In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we implemented cost-reduction measures to mitigate the adverse impacts of COVID-19 during 2020 and 2021, which included lower discretionary and overhead spending, including reduced salaries in many cases, as well as an internal reorganization that reduced the size of our workforce, resulting in the elimination of approximately 180 corporate positions; the temporary closure or partial closure of approximately 85% of our hotels in 2020; and the furlough of certain employees. This reduction in workforce impacted most departments and resulted in the loss of institutional knowledge, relationships and expertise with respect to certain key roles; diverted attention from operating our business; and had an adverse effect on our ability to further grow or develop certain areas of our business. While operations have normalized relative to pre-COVID-19 levels, should new COVID-19 variants result in additional significant travel restrictions, we may need to implement similar cost-reduction measures in the future, which may have an adverse impact on our business.
The ongoing impact of the COVID-19 pandemic on the global economy over the longer term remains highly uncertain and dependent on future developments that cannot be predicted with confidence at this time, such as the severity and transmission rate of COVID-19; the introduction and spread of new variants of the virus that may be resistant to currently approved vaccines; the continuation of existing or implementation of new government travel restrictions; the extent and effectiveness of containment measures taken, including mobility restrictions; the timing, availability, and effectiveness of vaccines; and the impact of these and other factors on future lodging demand in general, and on our business in particular. Our financial results for all of 2020 and 2021 were materially adversely affected by the COVID-19 pandemic, and, although we started to see a return to pre-pandemic business levels by the end of 2022, the pandemic may in the future materially adversely impact our business, financial condition, results of operations, liquidity and cash flows.
Our growth depends, in part, on our ability to grow the number of hotels in operation.
Our growth depends, in part, on our ability to open and profitably operate new hotels. In 2020, 2021 and 2022, we opened 17, 19 and 18 hotels, respectively, and although we plan to moderate our growth in the near term, we still intend to increase the number of hotels in 2023. We may not be successful in identifying and leasing additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more-developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less-developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including with regard to deals that subsequently may not get signed.
The growth in the number of hotels is subject to numerous risks, many of which are beyond our control. Among other risks, the following factors affect our ability to open and operate additional hotels profitably and achieve growth in the overall number of hotels:
•the availability and cost of suitable hotel locations;
•the availability and cost of capital to fund construction or conversion;
•cost-effective and timely conversion of hotels (which construction can be delayed due to, among other reasons, labor and materials availability, labor disputes, local zoning and licensing matters, and weather conditions);
•the ability to secure required governmental permits;
•the availability of qualified hotel management staff and other personnel;
•competition for new hotel locations;
•our ability to effectively and efficiently implement our development plan; and
•our ability to introduce our brands into new markets, any failure of which may adversely impact potential property owners’ acceptance of and confidence in us.

Our growth also depends, in part, on our ability to increase revenues generated by our existing hotels.
While sales growth will depend in part on our plans for new hotel openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing customers and attract more customers to our hotels. We may not be able to achieve our targeted sales growth at our existing hotels, and sales at existing hotels could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.
We may not be able to manage our expected growth, which could adversely affect our results of operations.
We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation globally from 16 as of December 31, 2017 to 118 as of December 31, 2022, and we intend to focus on increasing our presence in existing markets and developing additional hotels in different geographic locations internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.
Our planned expansion will also require us to maintain the consistency of our brands and the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived. In order to manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel managerial personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.
We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel, and integrate new hotels into our operations, whether they are organically developed or strategically acquired. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition and results of operations.
Our brand, sales and marketing strategies may not result in expected customer acquisition and revenue growth, or may be difficult to scale.
As a non-traditional hospitality company, our brand, sales and marketing strategies, which target “digital nomads” and remote workers, may be subject to changing travel trends that could adversely impact our revenues and profits. For instance, if workers continue returning to offices following the easing of COVID-19 restrictions around the world, workers may be less willing or able to work remotely. This, in turn, could reduce demand for our subscription-based sales model.
In addition, our properties provide local, experiential hospitality services. As we add more properties to our portfolio, it may be more challenging for us and our respective hotels to deliver our brand experience and offer these types of services at scale or in a consistent manner across our portfolio of hotels, which could negatively impact the perception and performance of our brand.
Some of our existing development pipeline may not be developed into new hotels or may not open on the anticipated timeline, which could materially adversely affect our growth prospects.
As of December 31, 2022, our development pipeline, for which leases had been signed, consisted of approximately 10 hotels. The commitments of landlords and developers with whom we have agreements are subject to numerous conditions, and the eventual development and conversion of our pipeline is subject to numerous risks, including, in certain cases, obtaining governmental and regulatory approvals and adequate financing. As a result, we cannot assure you that our entire development pipeline will be completed and developed into new hotels or that those hotels will open when anticipated, which may impact our growth. We also cannot assure you that consumer demand will meet the new supply as hotels open.

The COVID-19 pandemic and current macroeconomic environment, with rising interest rates, have resulted in, and could continue to result in, difficulties for us and our development and funding partners in obtaining commercially viable financing, which may negatively impact our future development pipeline.
We may seek to expand our business through acquisitions of and investments in other businesses and properties, or through alliances, and these activities may be unsuccessful or divert management’s attention.
We may consider strategic and complementary acquisitions of and investments in other businesses, properties, brands, or other assets as part of our growth strategy. We may also pursue opportunities in alliance with existing or prospective owners of managed properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions of or investments in hospitality companies, businesses, properties, brands, or assets, as well as these alliances, are subject to risks that could affect our business, including risks related to:
•spending cash and incurring debt;
•assuming contingent liabilities;
•contributing properties or related assets to hospitality ventures that could result in recognition of losses;
•creating additional transactional and operating expenses; or
•issuing shares of stock that could dilute the interests of our existing Shareholders.
We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will realize any anticipated benefits from such acquisitions, investments, or alliances. There may be high barriers to entry in many key markets and scarcity of available development and investment opportunities in desirable locations. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all.
The success of any such acquisitions or investments will also depend, in part, on our ability to integrate the acquisition or investment with our existing operations. Inability to integrate completed acquisitions in an efficient and timely manner could result in reputational harm or have an adverse impact on our results of operations. Integration efforts may also take longer than we anticipate and involve unexpected costs. If we are unable to successfully integrate an acquired business, we may not realize the benefits that were expected at the time of acquisition. We may experience difficulty with integrating acquired businesses, properties, or other assets, including difficulties relating to:
•coordinating sales, distribution, and marketing functions;
•effectively and efficiently integrating information technology and other systems;
•issues not discovered as part of the transactional due diligence process and/or unanticipated liabilities or contingencies of acquired businesses; and
•preserving the important licensing, distribution, marketing, owner, customer, labor, and other relationships of the acquired assets.
In addition, as a result of any acquisition activity, we may assume management, lease or other agreements with terms that are not as favorable as other agreements within our portfolio and may result in loss of business over time. Any such acquisitions, investments, or alliances could also demand significant attention from our management team that would otherwise be available for our regular business operations, which could harm our business.
Timing, budgeting, and other risks could result in delays or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease, or make these activities more expensive, which could reduce our profits or impair our ability to compete effectively.
We must maintain and renovate the properties that we own and lease in order to remain competitive, maintain the value and brand standards of our properties, and comply with applicable laws and regulations. We also selectively undertake ground-

up construction of properties together with hospitality venture partners in an effort to expand our brand presence. These efforts are subject to a number of risks, including:
•construction delays or cost overruns (including labor and materials) that may increase project costs;
•obtaining zoning, occupancy, and other required permits or authorizations;
•changes in economic conditions that may result in weakened or lack of demand or negative project returns;
•governmental restrictions on the size or kind of development;
•multi-year urban redevelopment projects, including temporary hotel closures, which may significantly disrupt hotel profits;
•force majeure events, including earthquakes, tornadoes, hurricanes, floods, wildfires, tsunamis, or pandemics; and
•design defects that could increase costs.
Additionally, developing new properties could involve lengthy development periods during which significant amounts of capital must be funded before the properties begin to operate and generate revenue. If the cost of funding new development exceeds budgeted amounts, and/or the period for development is longer than initially anticipated, our profits could be reduced. Further, due to the time it takes to develop or convert properties to meet our standards, intervening adverse economic conditions may alter or impede our development plans, thereby resulting in incremental costs to us or potential impairment charges. Moreover, during the early stages of operations, charges related to interest expense and depreciation may substantially detract from, or even outweigh, the profitability of certain new property investments.
Similarly, the cost of funding renovations and capital improvements may exceed budgeted amounts. Additionally, the timing of renovations and capital improvements can affect, and historically has affected, property performance, including occupancy, particularly if we need to close a significant number of rooms or other facilities. Moreover, the investments that we make may fail to improve the performance of the properties in the manner that we expect.
We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions, or restrict our growth strategy.
Real estate ownership and leasing are subject to risks not applicable to managed or franchised properties, and these risks could adversely affect our results of operations, cash flow, business, and overall financial condition, including:
•governmental regulations relating to real estate ownership and leases;
•real estate, insurance, zoning, tax, environmental, and eminent domain laws;
•the ongoing need for owner or long-term lessee-funded capital improvements and expenditures to maintain or upgrade properties;
•risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels, and the availability of replacement financing;
•risks associated with the possibility that cost and/or rent increases will outpace revenue increases and that, in the event of an economic slowdown, the high proportion of fixed costs and/or rental payments will make it difficult to reduce costs to the extent required to offset declining revenues;
•fluctuations in real estate values or potential impairments in the value of our assets; and
•the relative illiquidity of real estate compared to some other assets.

We may be unable to onboard new properties in a timely and cost-effective manner, negotiate satisfactory leases or other arrangements to operate new properties, or renew or replace existing properties on satisfactory terms or at all.
Our business model relies, in part, on our ability to convert new hotels faster and more cheaply than on typical market terms, with a majority of conversion cost typically being funded by our partners or third-party funders. The unit economics (including matters such as occupancy and revenue per bed) for each new hotel improve as properties mature post-conversion. Properties leased by us typically do not, prior to their conversion, generate profitable revenues. If we are not able to consistently execute the conversion of new hotels on similar terms as we have historically achieved, both as to timing and cost borne by us, this would impact our ability to grow our revenues.
We currently lease real estate for the majority of our properties. If we are unable to negotiate our leases and other arrangements on satisfactory terms, we may not be able to expand our portfolio of locations. In addition, our ability to negotiate favorable terms to extend an expiring lease or to secure an alternate location will depend on then-prevailing conditions in the real estate market, such as overall rental cost increases, competition from other would-be tenants for desirable leased spaces and our relationships with current and prospective building owners and landlords, and may also depend on other factors that are not within our control. If we are not able to renew or replace an expiring lease, we will incur significant costs related to vacating that space and redeveloping whatever alternative space we are able to find, if any. In addition, if we are forced to vacate a space, we could lose customers who have historically based their travel decisions on the design, location or other attributes of that particular hotel, and who may not be interested in the other hotels that we offer.
Our hotels are subject to a number of operational risks.
A significant portion of our operating costs, including rent, is fixed. Accordingly, a decrease in revenues could result in a disproportionately larger decrease in earnings because the operating costs and expenses are unlikely to decrease proportionately. For example, expenses may not vary in proportion to changes in occupancy rates and revenues resulting from market seasonality and changes in demand. We need to continue to pay rent and salaries, make regular repairs, perform maintenance and renovations, and invest in other capital improvements for our hotels throughout the year to maintain their attractiveness. Therefore, a hotel’s operating costs and expenses may remain constant or increase even if our revenues decline. The operation of each hotel goes through the stages of development or conversion, ramp-up and mature operation. Our involvement in the development of such properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. During the development stage, significant pre-opening expenses will be incurred, and, at the ramp-up stage, which could range from six to 12 months, when the occupancy rate increases gradually, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, most newly opened hotels under our brand may not achieve profitability until they reach mature operations. We also may be unable to recover development costs incurred for projects that are not completed. Any expansion of a hotel portfolio would incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of such newly opened hotels, and such expenses may have a significant negative impact on our results of operations. Properties that we develop could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover development costs as expected, or at all.
We have acquired, and may continue to acquire, a fee or freehold interest in, or develop hotels on a limited, case-by-case basis to seize unusually attractive business opportunities. Any such owned hotels will be subject to risks similar to those of our leased hotels. Such owned hotels will also be subject to depreciation in the value paid by us for the underlying hotel property, which usually is influenced by macroeconomic and local political and economic factors.
The nature of our leases may limit our operating flexibility and could adversely affect our liquidity.
We currently lease a significant majority of our properties under long-term leases with an average term of approximately 20 years, and often the leases have an option that allow us to extend such term. Our leases generally provide for a portion of the rental payments being fixed monthly payments that are not tied to the performance of our hotels.
As a result, if our bookings decrease for a particular hotel or if we are unable to attract customers to book beds and actively utilize our services, our lease expenses may exceed our net revenue. In areas where retail cost for real estate is decreasing, we may not be able to lower our fixed monthly payments under our leases to rates commensurate with prevailing market rates, and we would be forced to incur expenses in the event that we decide to terminate a lease in accordance with our terms.

If we experience a prolonged reduction in net revenue at a particular hotel, our results of operations in respect of that hotel will be adversely affected unless and until one of the following occurs: the lease expires, we terminate such lease and pay the corresponding termination fee, we are able to assign the lease or sublease the space to a third party, or we default under the lease and cease operations at the hotel. Our ability to terminate a lease early, if available, is subject to numerous expenses, often including early-termination fees or potential dilapidation claims from landlords, and our ability to assign a lease or sublease the space to a third party may be constrained by provisions in the lease that restrict these transfers without the prior consent of the landlord or the commercial viability of the remaining term of the lease. In some cases, we may not have the legal right to terminate a lease prior to the expiration of its term.
In addition, we could incur significant costs if we decide to assign or sublease unprofitable leases, as we may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. A default under a lease could expose us to breach of contract and other claims that could result in direct and indirect costs to us and could result in operational disruptions that could harm our reputation and brand.
Our legal rights to use certain leased hotels could be challenged by property owners or other third parties, which could prevent us from operating the affected hotels or increase the costs associated with operating such hotels.
For all but two of our hotels, we do not own the real estate upon which the hotels are operated. Instead, we rely on leases or other arrangements with third parties that either own the properties or lease the properties from the ultimate property owner. If a property owner’s title to a property is invalid or successfully challenged by a government authority, the development or operation of our proposed hotel on such property could be adversely affected. In addition, we are subject to the risks of potential disputes with property owners that could lead to litigation or possible eviction proceedings, and we also are subject to the potential forced closures of our hotels by government authorities. Such disputes and forced closures, whether resolved in favor of us or not, may divert management attention, harm our reputation, or otherwise disrupt and adversely affect our business. Some of the premises we lease from third parties may be subject to mortgages secured by the real estate upon which our hotels are operated. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property, which could in turn materially and adversely affect our ability to operate the hotel facility located on such property.
Because we derive a significant portion of our revenues from operations outside the United States ("U.S."), the risks of doing business internationally, or in a particular country or region, could lower our revenues, increase our costs, reduce our profits, disrupt our business or expose us to increasingly complex, onerous or uncertain tax obligations.
We currently have 118 properties opened in 24 countries around the world. Our operations outside the U.S. represented approximately 88.5% of our revenues for the year ended December 31, 2022. The locations we own or lease outside of the U.S. represented 94.1% of our open and operating locations as of December 31, 2022. As a result, we are subject to the risks of doing business outside the U.S., including:
•the costs of complying with laws, regulations, and policies (including taxation policies) of foreign governments relating to investments and operations, and the costs or desirability of complying with local practices and customs;
•currency exchange-rate fluctuations or currency restructurings;
•evolving local data residency requirements that require data to be stored only in, and, in some cases, also to be accessed only from within, a certain jurisdiction;
•import and export licensing requirements and regulations, as well as unforeseen changes in regulatory requirements, including imposition of tariffs or embargoes, export regulations, controls, and other trade restrictions;
•political and economic instability;
•health and safety protocols, including global care and cleanliness certifications, at our properties;
•the complexity of managing an organization doing business in many jurisdictions;

•uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and
•rapid changes in government, economic, and political policies; political or civil unrest; acts of terrorism; or the threat of international boycotts.
While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, affect our operations, increase our costs, reduce our profits, or disrupt our business.
In addition, conducting business in numerous currencies subjects us to fluctuations in currency exchange rates, currency devaluations, or restructurings that could have a negative impact on our financial results. Our exposure to foreign currency exchange-rate fluctuations or currency restructurings is expected to continue to grow as we continue to expand the jurisdictions in which we operate.
In addition, as an international business operating in multiple jurisdictions, we may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes we are required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or different interpretations of existing tax laws; potential disputes around transfer prices implemented; and precedents, which could have a material adverse effect on our business. Such material adverse effect may include the value of any tax loss carryforwards, tax credits recorded on our balance sheet, the amount of our cash flow, and our liquidity, financial condition and results of operations.
Many of the jurisdictions in which we conduct business have detailed transfer-pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s-length pricing principles. Tax authorities in these jurisdictions could challenge our transfer-pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any tax authority were to be successful in challenging our transfer-pricing policies, we may be liable for additional corporate income tax, withholding tax, indirect tax and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.
We are subject to regular review and audit by the relevant tax authorities in the jurisdictions in which we operate; as a result, the authorities in these jurisdictions could review our tax returns and impose additional significant taxes, interest and penalties; challenge our transfer-pricing policies; claim that our operation constitutes a taxable presence in such different jurisdiction and/or that various withholding requirements apply to us or our subsidiaries; or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods at issue or for which such determination is made.
In addition, any tax benefits we or our subsidiaries may currently receive in certain jurisdictions require them to meet several conditions and may be challenged or terminated or reduced in the future, which would increase our taxes, possibly with a retroactive effect.
Additionally, one or more states, localities or other taxing jurisdictions may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the U.S. and other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection or remittance on items sold online. This new legislation could require us to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could adversely affect our business, financial condition and results of operations.
If we are not able to maintain our current brand standards or are not able to develop new initiatives, including new brands, successfully, our business and profitability could be harmed.
We generally operate properties owned by third parties under the terms of lease agreements and often rely on third parties to provide funding for the conversion and refurbishment of hotels, including investment in furniture, fixtures and fittings, so that the hotels can comply with the standards that are essential to maintaining our brand integrity and reputation. If these third parties fail to make investments necessary to maintain or improve the properties we operate, our brand preference and reputation could suffer. Moreover, it may be difficult for us to obtain funding for the implementation of new brand standards as they may evolve from time to time. This could result in poor hotel performance or force us to absorb costs to ensure that brand standards come to market in a timely fashion or exert resources to terminate leases where we are unable to keep the hotels compliant with brand standards.
In addition, we are continually evaluating and executing new initiatives, including new brands and marketing and experiential programs, in order to maintain the competitiveness of our properties. We have invested capital and resources in owned and leased real estate, property development, development of information technologies systems and software, brand development, and brand promotion. If such initiatives are not well received by our colleagues, guests, landlords and local funding partners, these initiatives may not have the intended effect. We may not be able to recover the costs incurred in developing and launching new brands or other initiatives or to realize their intended or projected benefits, which could lower our profits.
Adverse incidents at our properties, or adverse publicity concerning, us or our properties or brands could harm our reputation and the reputation of our brands, as well as adversely affect our market share, business, financial condition, or results of operations.
Our brands and reputation are among our most important assets. Our ability to attract and retain guests and colleagues depends, in part, upon our external perceptions, the quality of our hotels and services, and our corporate and management integrity. An incident involving the potential safety or security of our guests or colleagues, or adverse publicity regarding safety or security at our competitors’ properties, or in respect of our third-party vendors or owners and the industry, and any media coverage resulting therefrom, may harm our brands and reputation, cause a loss of consumer confidence in us and the industry, and negatively impact our results of operations.
Additionally, our reputation could be harmed if we fail to, or are perceived to not, comply with various regulatory requirements, or if we fail to act responsibly, in accordance with accepted environmental, social and governance standards, or is perceived as not acting responsibly in a number of areas such as health, safety and security, data security, diversity and inclusion, sustainability, responsible tourism, environmental stewardship, supply-chain management, climate change, human rights, and philanthropy and support for local communities.
The continued expansion in the use and influence of social media has compounded the potential scope of the negative publicity that could be generated and could increase our costs, lead to litigation or governmental investigations, or result in negative publicity that could damage our reputation. Adverse incidents have occurred in the past and may occur in the future. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, disruption of access to our digital platforms, loss of development opportunities, or colleague retention and recruiting difficulties. Any decline in the reputation or perceived quality of our brands or corporate image could adversely affect our market share, business, financial condition, or results of operations.
We have identified material weaknesses in connection with our internal control over financial reporting and management has concluded that our disclosure controls and procedures are ineffective. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
In connection with the audit of our financial statements as of and for the years ended December 31, 2022, 2021 and 2020, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our financial closing and reporting process did not have a sufficient level of review procedures to detect potentially material errors, in particular as it relates to complex accounting matters. Additionally, during 2021 we identified a material weakness related to a lack of internal controls to prevent a material cyber-security fraud incident. Management also concluded that our disclosure controls and procedures were ineffective as of December 31, 2022 as a result of the material weaknesses in our internal control over financial reporting. We are implementing measures designed to improve our disclosure controls and procedures and internal control over financial reporting to remediate these material weaknesses. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective disclosure controls and procedures and internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

As a newly public company, we currently are not required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and this annual report does not include a report of management's assessment regarding internal control over financial reporting. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2023. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor has it expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified.
If our existing material weaknesses persist, or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Ordinary Shares and our overall business.
Section 404(b) of the Sarbanes-Oxley Act also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm under Section 404(b). However, once we cease to be an emerging growth company, our independent registered public accounting firm will be required to undertake an assessment of our internal control over financial reporting. Our compliance with applicable provisions of Section 404 requires that we incur substantial expenses and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.
Furthermore, investor perceptions of us may suffer if additional deficiencies are found in our disclosure controls and procedures and internal control over financial reporting, and this could cause a decline in the market price of our securities and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses that have been identified, or any additional failure of our internal controls, could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects, and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.
Economic and other conditions may adversely impact the valuation of our assets, resulting in impairment charges that could have a material adverse impact on our results from operations.
We hold significant amounts of goodwill, intangible assets, property and equipment, right-of-use assets and investments. On a regular basis, we evaluate our assets for impairment based on various factors, including actual operating results, trends of projected revenues and profitability, and potential or actual terminations of underlying lease and other agreements. During times of economic distress, declining demand and declining earnings often result in declining asset values. As a result, we have incurred impairment charges, and may incur charges in the future, that could be material and may adversely affect our earnings.
Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or otherwise significantly impact our reported financial information and operational processes.
Accounting principles and related pronouncements, implementation guidelines, and interpretations that we apply to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, equity-based compensation, impairment testing, derivatives accounting, and other matters, are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in these accounting pronouncements or their interpretations, or changes in underlying assumptions, estimates, or judgments by our management, could significantly change our reported or expected financial performance.
We prepare our consolidated financial statements in conformity with IFRS. These principles are subject to interpretation by us, the International Accounting Standards Board (“IASB”) and various bodies formed to interpret and create accounting principles and guidance. A change in these principles or a change in the interpretations of these principles can have a significant effect on our reported results, and may even retroactively affect previously reported transactions. Additionally, proposed accounting standards could have a significant impact on our operational processes, revenues and expenses, and could cause unexpected financial reporting fluctuations. Any such changes could result in unfavorable accounting charges or otherwise have a material adverse effect on our business, results of operations, financial condition and liquidity.
If we or our third-party funders or partners are unable to access the capital necessary to fund current operations or implement our plans for growth, our profits could be reduced and our ability to compete effectively could be diminished.
The hospitality industry is a capital-intensive business requiring significant capital expenditures to develop, operate, maintain, and renovate properties. Access to the capital that we and our third-party funders need to finance the conversion of new properties or to maintain and renovate existing properties is critical to the continued growth of our business and our revenues.
The availability of capital or the conditions under which we or our third-party funders are able to obtain capital can have a significant impact on the overall level, cost, and pace of future development and therefore the ability to grow our revenues. The most recent economic downturn caused significant disruptions to credit markets, severely reducing liquidity and credit availability and the COVID-19 pandemic has resulted in, and could continue to result in, difficulties for parties in obtaining commercially viable financing. Such disruptions may diminish the ability and desire of existing and potential development partners to access capital necessary to convert properties.
If we are forced to spend larger than anticipated amounts of cash from operating activities to convert, operate, maintain, or renovate existing properties, then our ability to use cash for other purposes, including acquisition or development of other businesses, properties, brands, or other assets, could be limited and our profits could be reduced. Similarly, if we cannot access the capital that we need to fund our operations or implement our growth strategy, we may need to postpone or cancel planned renovations or developments, which could impair our ability to compete effectively and harm our business.
Our innovation, investment and expansion plans may impact our financial results.
We often invest in innovative technology, the maintenance and improvement of our leased real estate and, in some cases, expansion if we believe that the investment will benefit long-term revenue and profitability through enhanced guest experiences, penetration into new markets, greater familiarity with our brand, or otherwise. However, in the near term, that investment may lead to increased overhead costs, reduce our profitability and/or impair our ability to reduce our overhead costs or achieve positive unit-level cash flow. These near-term impacts could be more severe than anticipated, or such investment decisions may not produce the expected long-term benefits, in which case our growth, guest experience, relationships with developers and landlords, and business and results of operations could be harmed.

Our failure to appropriately address ESG and sustainability matters could have a material adverse impact on our business.

There is an increased focus from certain government regulators, investors, customers, business partners and other stakeholders concerning ESG and sustainability matters. There is also uncertainty regarding potential laws, regulations and policies related to ESG and sustainability matters. We could fail, or be perceived to fail to act responsibly, in our ESG and sustainability initiatives and activities, including our efforts to reduce single-use plastic consumption, to measure GHG emissions and to reduce our carbon footprint, or we could fail in accurately reporting our progress on such initiatives and activities. In addition, we could be criticized for the speed of adoption of such initiatives or activities, or the scope of such initiatives or activities. As a result, we could suffer negative publicity and our reputation could be adversely impacted, which in turn could have a negative impact on investor and customer perception. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG and sustainability initiatives and disclosures.
We depend on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and results of operations could be adversely affected.
Our success depends in part on the continued service of our founders, senior management team, key technical employees and other highly skilled personnel and on our ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of our organization. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs, and actions we take to reduce costs, including potential lay-offs and the deferment of merit increases, may harm our reputation or impact our ability to recruit qualified personnel in the future. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements in a timely manner, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals. Our founder-led management team has fostered a culture of innovation and brand awareness that has been critical to our success. The loss of service of our founders could result in less valuable brand awareness and, if we are unable to find suitable replacements, could harm our business.
We face intense competition for highly skilled personnel. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or we are unable to provide competitive compensation packages, it may adversely affect our ability to attract and retain highly qualified personnel, and we may experience increased attrition. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity and retention could suffer, which could adversely affect our business, financial condition and results of operations.
Technology and Information Systems Risks

Cyber-security risk and the failure to maintain the integrity of customer, colleague, or company data could adversely affect our business, harm our reputation, and/or subject us to costs, fines, penalties, investigations, enforcement actions, or lawsuits.
We collect, use, and retain large volumes of customer data, including payment card numbers and other personal information, for business, marketing, and other purposes, and our various information technology systems capture, process, summarize, and report such data. We also maintain personal information and other data about our employees. We store and process such customer, colleague, and company data both at onsite facilities and at third-party owned facilities, including, for example, in third-party hosted cloud environments.
We also rely on the availability of information technology systems to operate our business, including communications, reservations, customer relationship management, digital platforms, guest services, payments, and other general operations. The integrity and protection of customer, colleague, and company data, as well as the continuous operation of our systems, are critical to our business. Our customers and employees expect that their personal information will be adequately protected by us and that our services will be continuously available.
The regulations and contractual obligations applicable to security and privacy are increasingly demanding, especially given all of the jurisdictions in which we operate, and cyber-threat actors regularly target the hospitality industry. In addition, the scope and complexity of the cyber-threat landscape could affect our ability to adapt to and comply with changing regulatory obligations and expectations. Because of the scope and complexity of our information technology structure, our reliance on third parties to support and protect our structure and data, and the constantly evolving cyber-threat landscape, our systems have been, and in the future may be, vulnerable to disruptions, failures, unauthorized access, cyber-terrorism, human error, negligence, fraud, or other misuse.
Moreover, our systems, employees, and customers have been and may in the future be targeted by social-engineering attacks or account takeover tactics that have aimed and may in the future aim to obtain funds or information fraudulently, among other things. For example, we have been subjected in the past to a range of incidents including phishing, emails purporting to come from executives or vendors seeking payment requests, malware, and communications from look-alike corporate domains. These or similar occurrences, whether accidental or intentional, could result in an interruption in the operation of our systems or theft, unauthorized access, disclosure, loss, or fraudulent or unlawful use of customer, employee, or company data, all of which could impact our business, result in operational inefficiencies or loss of business, create negative publicity, cause harm to our reputation, or subject us to remedial and other costs, fines, penalties, investigations, enforcement actions, or lawsuits. Additionally, we increasingly rely on third parties that operate their own networks and engage with their own service providers, and a security incident involving such networks could affect our reputation and result in operational inefficiencies or loss of business.

Cyber-threat actors may attempt to gain access to our systems and those operated by our third-party owners and third-party service providers utilized by us. While we implement security measures designed to safeguard our systems and data, and intend to continue implementing additional measures in the future, our efforts may be incomplete or our measures may not be sufficient to maintain the confidentiality, security, or availability of the data we collects, store, and use to operate our business. We work to continuously evaluate our security posture throughout our business and make appropriate changes to our operating processes and improve our defenses. We maintain insurance designed to provide coverage for cyber risks related to the theft, loss, and fraudulent or unlawful use of customer, employee, or company data in our system, but future occurrences could result in costs and business impacts that may not be covered or may be in excess of any available insurance that we may have arranged. As a result, future incidents could have a material impact on our business and adversely affect our financial condition and results of operations.
Information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues and profits and harm the reputation of our brands and business.
Our success depends on the efficient and uninterrupted operation of our information technology systems, including software and other technologies and services supplied by third parties. Our business may be adversely affected to the extent such software, services and technologies contain errors or vulnerabilities, are compromised or experience outages, or otherwise fail to meet expectations. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations.
For example, we depend on our central reservation system, which allows bookings for our hotels directly through our digital platforms and through online reservations partners. In addition, we depend on information technology to run our day-to-day operations, including, among other systems, property management systems, point-of-sale and payment processing systems, and systems for tracking and reporting our financial results and the financial results of our hotels.
Our information technology systems are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events. The occurrence of any of these natural or man-made disasters or unanticipated problems at any property in which we operate our information technology facilities could cause interruptions or delays in our business or a loss of data, or render us unable to process reservations.
Additionally, we incorporate technology from third parties into our technology, and we cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, our ability to operate some aspects of our business could be severely limited and our business could be harmed. In addition, some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. In addition, we may be unable to enter into new agreements on commercially reasonable terms or develop our own technologies and amenities relying on or containing technology previously obtained from third parties. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality to guests or manage our business as we had intended, which could adversely affect our business, financial condition and results of operations.
In addition, if our information technology systems are unable to provide the information communications capacity that we need or if our information technology systems suffer problems caused by installing system enhancements, we could experience similar failures or interruptions. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our property and business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced, and the reputation of our brands and our business could be harmed.
Disruptions in internet access or guests’ usage of their mobile devices could harm our business.
Our business depends on the performance and reliability of the internet, telecommunications network operators, and other infrastructures that are not under our control. Our revenue and guest experience are also heavily dependent on consumers’ ability to interact with our mobile app and guest-services functions using their mobile devices. Accordingly, we depend on consumers’ access to the internet through mobile carriers and their systems. Disruptions in internet access, whether generally, in a specific region or otherwise, could materially adversely affect our business, results of operations, and financial condition.
Our technology contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to operate as intended or could increase our costs.
Our technology contains software modules licensed to us by third-party authors under “open-source” licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our technology.
Some open-source licenses contain requirements that we make available the source code for modifications or derivative works that we create based upon the type of open-source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with less development effort and time, and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
Although we monitor our use of open-source software to avoid subjecting our technology to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our technology. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our technology will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that may not be economically feasible, re-engineer our technology, discontinue or delay the provision of our offerings if re-engineering can not be accomplished on a timely basis, or make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.
If we fail to stay current with developments in technology necessary for our business, our operations could be harmed and our ability to compete effectively could be diminished.
Sophisticated information technology and other systems are instrumental for the hospitality industry, including systems used for our reservations, revenue management and property management, as well as technology systems that we make available to guests. These information technology and other systems must be refined, updated, or replaced with more advanced systems on a regular basis. Developing and maintaining these systems may require significant capital. If we are unable to replace or introduce information technology and other systems as quickly as our competitors or within budgeted costs or schedules when these systems become outdated or require replacement, or if we are unable to achieve the intended benefits of any new information technology or other systems, our operations could be harmed and our ability to compete effectively could be diminished.
We are a foreign private issuer and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We are a foreign private issuer and, as a result, we are subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. As a foreign private issuer under the U.S. federal securities laws, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports regarding their share ownership and trading activities and imposing liability for insiders who profit from trades made in a short period, and (iii) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission ("SEC") of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S.

domestic issuers have 60 to 90 days, depending on filer status, after the end of each fiscal year to file their annual report on Form 10-K. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with GAAP in the future.
As a “foreign private issuer,” we follow certain home country corporate governance practices, and our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. At present, we have not determined what, if any, home country corporate governance practices we may adopt in reliance upon the “foreign private issuer exemption” with respect to Nasdaq requirements, but we may in the future elect to follow home country practices including, but not limited to, shareholder meeting quorums, shareholder approval requirements and certain board and committee director independence requirements. As a result, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
Our current articles of association (the “AoA”) contain a forum-selection clause for certain disputes between us and our Shareholders and are governed by English law, which could limit our Shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees and independent contractors.
The AoA provide that unless we by ordinary resolution consent in writing to the selection of an alternative forum in the U.S., the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In addition, proceedings between a shareholder and Selina and/or its directors arising out of or in connection with the AoA may only be brought in the courts of England and Wales. These exclusive forum provisions may limit a Shareholder’s ability to bring a claim in a judicial forum of our choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the AoA.
Compliance Risks
Any failure by us to protect our trademarks and other intellectual property rights could negatively impact our business.
Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2022, we (by ourselves or through our affiliates) held trademarks for the Selina, Luna, HOWM and Remote Year brands (and, in some cases, variations of those brands) and one registered copyright for the WinksHotel property management system. The trademarks were registered in at least 48 countries, either directly or through the Madrid System, and the expiration dates of the trademarks ranged between 2027 and 2031. We are also the registered holder of approximately 37 domain names, including selina.com, remoteyear.com, winkshotel.com.ar, powerplant.global and others. Once the term of these registered trademarks has expired, we will be able to renew our trademark registrations, generally for another 10 years, upon paying a renewal fee. If we are unable to renew a trademark registration in a particular jurisdiction, our ability to use such trademark could be impaired in such jurisdiction, and our business and results of operations could be materially and adversely affected.
Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and our market acceptance, competitive advantage or goodwill. For example, certain of our proprietary information technology systems have not been patented, copyrighted or otherwise registered as our intellectual property. Such systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations.
The application of laws governing intellectual property rights varies from jurisdiction to jurisdiction and is uncertain and evolving, and it could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks, proprietary intellectual property and other intellectual property rights, we may lose these rights and our business may suffer materially. We could also be subject to claims for infringement, invalidity, or indemnification relating to third-parties’ intellectual property rights. Such third-party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.
If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, and an erosion of trust, and increased regulation could materially adversely affect our business, results of operations, and financial condition.
In our processing of travel transactions and information about guests and their stays, we receive and store a large volume of personally identifiable data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, such as the European Union’s General Data Protection Regulation, commonly referred to as the GDPR, and variations and implementations of that regulation in the member states of the European Union. The GDPR, which went into effect in May 2018, has resulted and will continue to result in significant compliance costs for us. If we violate the GDPR, we could be subject to significant fines.
In addition, since January 1, 2021 (when the transitional period following Brexit expired), we have been subject to the GDPR and also the U.K. GDPR, which, together with the amended U.K. Data Protection Act of 2018, retains the GDPR in U.K. national law. The relationship between the United Kingdom ("U.K.") and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the U.K. will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure.
Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and U.K. to the U.S. and other jurisdictions; for example, on July 16, 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it noted that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty and increased the risk around our international operations.
Laws and regulations governing personally identifiable data around the world are typically intended to protect the privacy of personal data that is collected, processed and transmitted in or from the governing jurisdiction. These laws and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. While we have invested and continue to invest resources to comply with the GDPR, and other privacy regulations, many of these regulations are new, extremely complex and subject to interpretation. Any failure, or perceived or alleged failure, by us to comply with our privacy policies or with any federal, state or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other actual or asserted legal or contractual obligations relating to privacy, data protection, information security, or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities, or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business; force us to incur significant expenses in defense of such proceedings; distract our management; increase our costs of doing business; result in a loss of customers and suppliers or an inability to process credit card payments; and may result in the imposition of monetary penalties.
We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations, or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.
We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. For example, federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of these cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our services or acquire new customers on cost-effective terms and, consequently, materially adversely affect our business, financial condition and operating results.
Failure to comply with consumer protection, marketing and advertising laws, including with regard to direct marketing and internet marketing practices, could result in fines or place restrictions on our business.
Our business is subject to various laws and regulations governing consumer protection, advertising and marketing. We may encounter governmental and private-party investigations and complaints in areas such as the clarity, accuracy and presentation of information on our website or in third-party listings of our properties, as has occurred with respect to other hospitality booking sites. In addition, as we attempt to increase the proportion of stays booked directly through our website, our marketing activities will be subject to various laws and regulations in the U.S. and internationally that govern online and other direct marketing and advertising practices. Our marketing activities could be restricted, our guest relationships and revenues could be adversely affected, and our costs could increase due to changes required in our marketing, listing or booking practices, or any investigations, complaints or other adverse developments related to these laws and regulations.
We are subject to payment network rules, and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition.
The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since our guests pay by using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage, and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks; subject it to restrictions, fines, penalties, damages, and civil liability; and could eventually prevent us from processing or accepting payment cards, which would have a material adverse effect on our business, results of operations, and financial condition. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to make their payments or the choice of currency in which they would like their payment card to be charged. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the PCI DSS will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach. We are also required to submit to periodic audits, self-assessments, and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges.
We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions that we process using the Automated Clearing House (“ACH”) Network. Like the payment networks, NACHA may update our operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems.
Our failure to comply with applicable laws and regulations may increase our costs, reduce our profits, or limit our growth.
Our business, properties, and employees are subject to a variety of laws and regulations around the globe. Generally, these laws and regulations address our sales and marketing and advertising efforts, our handling of privacy issues and customer data, our anti-corruption efforts, our ability to obtain licenses for business operations such as sales of food and liquor, and matters relating to immigration, the environment, health and safety, health care, competition, and trade, among other things. Our collection and use of personal data are governed by privacy laws and regulations, and privacy law is an area that changes often and varies significantly by jurisdiction. Increasingly, there is potential for exposure to fines, penalties, and civil judgments as a result of new privacy regulations. Compliance with applicable regulations may increase our operating costs and/or adversely impact our ability to market our properties and services to our guests.
Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.
In the normal course of our business, we may be involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including current or former third-party landlords, funding partners, suppliers, guests who use our properties, our employees, investors, or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity obligations if such third parties fail to fulfill their contractual obligations.
If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. shareholders may suffer adverse tax consequences.
A non-U.S. corporation generally will be treated as a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for the taxable year that includes the Business Combination; however, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position as to us not being treated as a PFIC or that a court will not sustain such a challenge by the IRS.
Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, the market value of our assets, and potentially the composition of the income and assets of one or more of our subsidiaries and the market value of their assets in that year. Whether a subsidiary of ours is a PFIC for any taxable year is likewise a factual determination that depends on, among other things, the composition of the subsidiary’s income and assets and the market value of such assets in that year. One or more changes in these factors may cause us and/or one or more of our subsidiaries to become a PFIC for a taxable year even though we have not been a PFIC for one or more prior taxable years. Whether we or a subsidiary is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and thus is subject to significant uncertainty.
If we are a PFIC for any taxable year, a U.S. Holder of Ordinary Shares may be subject to adverse tax consequences and may incur certain information reporting obligations.
Risks Related to the Hospitality Industry
Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.
Our financial performance is dependent on the strength of the travel and hospitality industries. The outbreak of COVID-19 caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on cross-border travel. In addition, most airlines suspended or significantly reduced their flights during this period, further decreasing opportunities for travel. This led to a decrease in our bookings and an increase in cancellations relative to the period prior to March 2020. COVID-19 may continue to have an adverse impact on our bookings and business in 2023 and beyond. The extent and duration of such impact over the longer term remains uncertain and is dependent on future developments that cannot be predicted with confidence at this time, such as the outbreak of new variants of COVID-19, the severity and transmission rate of COVID-19, the availability, uptake and effectiveness of vaccines, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general, and on our business in particular.
Other events beyond our control, such as unusual or extreme weather or natural disasters including earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts, and volcanic eruptions; travel-related health concerns including pandemics and epidemics such as Ebola, Zika, Monkeypox and Middle East Respiratory Syndrome; restrictions related to travel, trade or immigration policies; wars; terrorist attacks; sources of political uncertainty, such as the U.K.’s departure from the European Union; political unrest; protests; violence in connection with political or social events; foreign policy changes; regional hostilities; imposition of taxes or surcharges by regulatory authorities; changes in regulations, policies, or conditions related to sustainability, including climate change; work stoppages; labor unrest; or travel-related accidents can disrupt travel globally or otherwise result in declines in travel demand. Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers, and therefore demand for our services, which would materially adversely affect our business, results of operations, and financial condition. Events such as sudden outbreaks of wars or regional instability have led to a large number of localized cancellations and safety concerns, which harm our business and our relationship with our hosts and guests. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel and hospitality industries and demand for our hotels and services.
Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in the bookings and prices for stays and experiences at our hotels and an increase in cancellations, and thus result in lower revenue. Leisure travel, in particular, which accounts for a substantial majority of our current business, is dependent on discretionary consumer spending levels. Downturns in worldwide or regional economic conditions have led to a general decrease in leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for our platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.
Our revenues and the value of our hotels are subject to conditions affecting the lodging industry.
The performance of the lodging industry traditionally has been affected by the strength of the general economy, including changes in interest rates, inflation, unemployment and, specifically, growth in gross domestic product. Because lodging industry demand typically follows the general economy, the lodging industry is highly cyclical, which contributes to potentially large fluctuations in our results of operations. Changes in travel patterns of travelers generally, and especially leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term and adversely affect our results of operations. In addition, the majority of our properties target millennium leisure travelers or digital nomads. In periods of economic difficulties, these digital nomads may seek to reduce travel costs by limiting travel or seeking to reduce the cost of their trips.
Consequently, our properties may be more susceptible to a decrease in revenues during an economic downturn, compared to traditional hotels or hotels that offer fewer services. Other circumstances affecting the lodging industry that may affect our performance and the forecasts we make include:
•the effect on lodging demand of changes in global and local economic and business conditions, including concerns about global economic prospects and consumer confidence;
•factors that may shape public perception of travel to a particular location, such as natural disasters, weather events, pandemics and outbreaks of contagious diseases, such as the COVID-19 pandemic, and the occurrence or potential occurrence of terrorist attacks, all of which will affect occupancy rates at our hotels and the demand for our products and services;
•risks that border closings relating to the COVID-19 pandemic will suppress international travel or decrease the labor pool;
•the impact of geopolitical developments globally, such as the war in Ukraine, the pace of economic growth in Europe, the effects of the U.K.’s withdrawal from the European Union, trade tensions and tariffs between the U.S. and its trading partners such as China, conflicts in the Middle East, and social unrest in South America, all of which could affect global travel and lodging demand;
•volatility in global financial and credit markets, which could materially adversely affect global economic conditions, business activity, credit availability, borrowing costs, and lodging demand;
•operating risks associated with the hotel business, including the effect of labor stoppages or strikes, increasing operating or labor costs or changes in workplace rules that affect labor costs, and risks relating to our response to the COVID-19 pandemic, such as increased hotel costs for cleaning protocols and severance and furlough payments to hotel employees;
•the ability of our hotels to compete effectively against other lodging businesses in the highly competitive markets in which we operate in areas such as access, location, quality of accommodations, room rate structures and our other offerings;
•changes in the desirability of the geographic regions of the hotels in our portfolio or in the travel patterns of digital nomads, our target customers; and
•changes in taxes and governmental regulations that influence or set wages, hotel employee health care costs, prices, interest rates or construction and maintenance procedures and costs.
We cannot assure you that adverse changes in the general economy or other circumstances that affect the lodging industry will not have an adverse effect on our hotel revenues or earnings. A reduction in our revenues or earnings because of the above risks may reduce our working capital, impact our long-term business strategy and impact the value of our assets. In addition, we may incur impairment expense in the future, which expense will negatively affect our results of operations. We can provide no assurance that any impairment expense recognized will not be material to our results of operations.
Our business is heavily concentrated in consumer credit, and therefore our results are more susceptible to fluctuations in that market than a more diversified company.
Our business is heavily concentrated in consumer credit. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company. For example, our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy and consumer spending and consumer credit, such as rising interest rates, rising inflation and changes in monetary policy. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit. Our business concentration could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Risks relating to natural or man-made disasters, contagious diseases such as the COVID-19 pandemic, terrorist activity, and war could reduce the demand for lodging, which may adversely affect our financial condition and results of operations.
Hurricanes, earthquakes, tsunamis, wildfires, and other man-made or natural disasters, as well as the spread or fear of spread of contagious diseases in locations where we own, lease and operate properties and areas of the world from which we draw a large number of guests, could cause a decline in the level of leisure travel in certain regions or as a whole and reduce the demand for lodging, which may adversely affect our financial and operating performance, as has been the case during the COVID-19 pandemic. Actual or threatened war, terrorist activity, political unrest, civil strife, and other geopolitical uncertainty could have a similar effect on our financial condition or our growth strategy. Any one or more of these events may reduce the overall demand for hotel rooms and other leisure services that we provide, or limit the prices we can obtain for them, both of which could adversely affect our profits and financial results.
We operate in a highly competitive industry.
The lodging industry is highly competitive. Our principal competitors are traditional hotel and resort operators, internet-based alternative lodging site operators, and package holidays and tour operators. Our properties face strong competition for individual guests and group reservations from major hospitality chains with well-established and recognized brands, as well as from other smaller hotel chains, independent and local hotel owners and operators and alternative lodging sites. Our hotels compete for customers primarily based on brand name recognition and reputation, as well as location, room rates, quality of the accommodations, customer satisfaction, amenities, co-working functionality, subscription services, and our differential program. During and in the aftermath of the COVID-19 pandemic, our hotels also compete, and will continue to compete, for customers based on cleanliness protocols adopted in response to the pandemic. New hotels may be constructed, and these additions to supply create new competitors, in some cases without corresponding increases in demand for our rooms and services. Our competitors may have similar or greater commercial and financial resources that allow them to improve their properties in ways that affect our ability to compete for guests effectively and adversely affect our revenues and profitability, as well as limit or slow our future growth. We also compete for hotel acquisitions with other third parties that have similar investment objectives. This competition could limit the number of investment opportunities that we find suitable for our business, and we also may increase the bargaining power of hotel owners seeking to sell to us, making it more difficult for us to acquire new hotels on attractive terms or on the terms contemplated in our business plan.
The continued growth of internet reservation channels also is a source of competition that could adversely affect our business. A significant percentage of hotel rooms for individual or “transient” customers are booked through internet travel intermediaries. Search engines, metasearch sites and peer-to-peer inventory sources also provide online travel services that compete with our properties. If bookings shift to higher-cost distribution channels, including these internet travel intermediaries, it could materially impact our revenues and profitability.
Price increases for commercial airline service for our target customers or major changes or reduction in commercial airline service and/or availability could adversely impact the demand for travel and undermine our ability to provide lodging and other services to our target customers.
Many of our target customers depend on scheduled commercial airline services to transport them to or from our properties. Increases in the price of airfare would increase the overall price of the travel costs to our guests, which may adversely impact demand for our hotels and services. In addition, changes in the availability and/or regulations governing commercial airline services, including those resulting from the COVID-19 pandemic, have adversely affected and could continue to adversely affect our target customers’ ability to obtain air travel, as well as our ability to transfer our guests to or from our properties, which could adversely affect our results of operations.
Risks Related to Our Securities
Our share price may be volatile, and you may lose all or part of your investment.
The market price of our Ordinary Shares could be highly volatile and may fluctuate substantially as a result of many factors, including:
•actual or anticipated fluctuations in our results of operations;
•variance in our financial performance from the expectations of market analysts or others;

•announcements by us or our competitors of significant business developments, changes in significant customers, acquisitions or expansion plans;
•our involvement in litigation;
•our sale of Ordinary Shares or other securities in the future;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our Ordinary Shares;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Ordinary Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
An active trading market for our Ordinary Shares may not be sustained to provide adequate liquidity.
An active trading market may not be sustained for our Ordinary Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to acquire other companies by using our shares as consideration.
We do not expect to pay any dividends in the foreseeable future.
We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.
Our board of directors has sole discretion over whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. In addition, the Israel Companies Law imposes restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes.
If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our Ordinary Shares is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our Ordinary Shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
Future resales of Ordinary Shares may cause the market price of such securities to drop significantly, even if our business is doing well.
If any of our large Shareholders or members of our management were to sell substantial amounts of Ordinary Shares in the public markets, or the market perceives that such sales may occur, this could have the effect of increasing the volatility in, and put significant downward pressure on, the trading price of Ordinary Shares. Any such volatility or decrease in the trading price of Ordinary Shares could also adversely affect our ability to raise capital through an issue of equity securities in the future.
We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Ordinary Shares.
We may issue additional Ordinary Shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances. Our issuance of additional Ordinary Shares or other equity securities would have the following effects:
•our existing Shareholders’ proportionate ownership interest in us may decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease; and
•the relative voting strength of each previously outstanding Company Ordinary Share may be diminished.
Item 4.     Information on the Company.
History of Our Business
We were founded in Panama in 2014 by Rafael Museri and Daniel Rudasevski. Following their service in the Israeli military, Rafael, an avid cyclist, and Daniel, an avid surfer, were traversing the well-trodden traveler routes of Central and South America. They met by chance in the sleepy fishing village of Pedasi, Panama and together decided to begin developing real estate in the area, with a special emphasis on socialization and engagement with the local community. One of their projects was a hotel that Daniel and Rafael identified as under-performing, as it failed to capture the design aesthetic and operational tenets that appealed to both locals and young travelers.
Rafael and Daniel were able to acquire the property inexpensively and transform it in a few months, using local artists and upcycling furniture. The destination they created was enthusiastically embraced by locals and a new generation of travelers.
The success of our first Selina destination in Pedasi exposed an enormous market opportunity and laid the foundation for Selina’s growth strategy around the world: acquire distressed assets at below market prices, convert them quickly and efficiently into beautiful destinations, and operate them in a way that facilitates interaction with the intent of significantly increasing revenues compared to those generated by the previous operator.
Selina Hospitality PLC was originally incorporated as a Sociedad Anonima (public limited company) in Panama. We were then redomiciled to Luxembourg on October 29, 2018, converted to a Societas Europaea on January 8, 2019, and subsequently transferred its registered office into the U.K. on March 26, 2019. On December 31, 2020, we were automatically converted into a UK Societas pursuant to Articles AA1 and AAA1 of the EC Regulation on the European Public Limited-Liability company as amended by the European Public Limited-Liability Company (Amendment Etc.) (EU Exit) Regulations 2018. In August 2021, we filed draft terms of conversion to convert our corporate form from a UK Societas to a public limited company under the proposed name of Selina Hospitality PLC in order to simplify the legal regime applicable to us and prepare the company for a public listing. The conversion required us to adopt new Articles of Association on July 13, 2022.
On February 22, 2022, we converted to a UK public limited company and are now registered in England and Wales as Selina Hospitality PLC. The change in corporate form and name did not impact any of our contractual rights or obligations or our capital structure. Selina Hospitality PLC is, by operation of law, the legal successor to Selina Holding Company, UK Societas in all respects and is registered under company number 13931732.
Our principal activity is that of a holding company with subsidiaries that operate in the hospitality and real estate industries, blending beautifully-designed accommodation options with co-working, recreation, wellness, and local experiences. Selina provides guests with a global infrastructure to seamlessly travel and work abroad. As of December 31, 2022, Selina was operating 118 locations throughout Mexico, Central and South America, North America (the U.S.), Europe & Africa, Israel and Asia Pacific (APAC).

The mailing address of our principal executive office is 6th Floor, 2 London Wall Place, Barbican, London EC2Y 5AU England, and our telephone number is +44 1612369500. Our corporate website address is https://www.selina.com/. The name and mailing address of our agent for service is Selina US Real Estate LLC, 437 SW 2nd Street, Miami, Florida, 33130.
The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC; you may access this information at https://www.sec.gov.
Business Combination

Effective October 27, 2022, Selina and its wholly owned subsidiary, Samba Merger Sub, Inc. (the "Merger Sub"), completed the Business Combination with BOA Acquisition Corp. ("BOA") and the transactions ancillary thereto, pursuant to the terms of the Business Combination Agreement entered into on December 2, 2021. In connection with the completion of the Business Combination, Merger Sub merged with and into BOA, with BOA surviving the Business Combination as our wholly owned subsidiary. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the securityholders of BOA immediately prior to such completion became securityholders of Selina, pursuant to the terms of the Business Combination Agreement.
Overview of Our Business
We are one of the largest operators of lifestyle and experiential Millennial- and Gen Z-focused hotels, with 118 destinations opened in 24 countries across 6 continents.
Our mission is to create meaningful connections between people. We design and operate attractive, welcoming destination hotels where travelers can stay indefinitely, work remotely, explore, and authentically immerse themselves in an environment that embraces and reflects local culture, and where residents and travelers alike can engage and enjoy on-site food and beverage, wellness, and other social experiences.
Each space we create is founded on the pillars of interaction and socialization. In a 2022 poll of our guests, 63% responded that they had made a friend during their stay.
Our broad footprint, which spans from urban cities to remote beaches and jungles, has allowed us to build one of the largest Millennial and Gen Z hospitality brands in the world, attracting more than two million unique guests as of December 31, 2022, with an average guest age of 32.
Our asset-light sourcing and rapid conversion model allows us to quickly identify underperforming hotels in attractive locations and convert those hotels to Selina-branded destinations in an average time of approximately 140 days. After the conversion, we have historically seen significant increases in revenue compared to a hotel’s previous operations.
As the world rebounds to pre-pandemic levels of activity, we believe our tech-driven platform is ideally situated to take advantage of an increase in both demand for our destinations and supply of underperforming hotels that meet its sourcing criteria.
Principal Market and Services
We Target an Underserved Market
Millennials and Gen Z are an enormous, growing part of the global travel market, representing $350 billion of $847 billion spent annually on travel accommodation. Despite accounting for 41% of the global travel market, Millennials and Gen Z travelers are an underserved market. We are the only hospitality company to have built and scaled such a large lifestyle brand focused on delivering a product and an experience geared specifically toward Millennials, Gen Z, and digital nomads. This is evidenced both by our footprint, which is one of the largest in our segment, and our market-leading customer engagement, measured by net promoter sore ("NPS") and social media engagement.
Further, we are built to cater to the specific preferences and demands of Millennials, Gen Z, and digital nomads. Each Selina destination provides guests and visitors with a locally authentic, culturally immersive, socially interactive, and well-

priced experience with consistent and reliable quality. In addition, each Selina destination offers dedicated co-work facilities with high-speed wireless internet, which is increasingly important as the world shifts to a remote-work-friendly status quo.
Our Real Estate Model and Engine is Built for Growth
Our asset-light, technology-enabled real estate platform has made us one of the fastest-growing experiential hospitality brands in the world. In 2022, we opened 1.5 hotels per month on average. A large portion of our site acquisitions are done off-market (without any competitor) and without brokers, and our financing model allows us to grow with minimum investment from our own balance sheet, with the majority coming from landlords or regional real estate financing partners.
We Build and Operate Locally Authentic Destinations
Each of our locations is designed and programmed with input from the local community through local experience boards. As a result, every location remains locally and culturally relevant and unique, while at the same time adhering to our global brand standards. In doing so, we appeal equally to locals and to travelers, providing us with the opportunity to achieve greater revenues, particularly with respect to food and beverage revenue, than we would otherwise achieve with a geographically limited appeal. Additionally, our consideration of the local community has enabled us to minimize the adverse effects of seasonality to which we would otherwise be subject had we focused exclusively on our travelers.
Our Experiences Market Themselves
Because our properties are centered on socialization and creating authentic experiences, rather than merely providing accommodation, much of our marketing is done through organic word-of-mouth. As a result, our spend on advertising is cheaper but more effective than traditional marketing channels, judging by our segment-leading social media engagement.
We Use Technology to Drive Growth and Efficiency and Enhance Guest Experience
Technology is the thread that runs through our entire business. We have invested heavily in our technology products through our research and development team. Our technology products are designed to increase sales, reduce cost, improve guest experience, and improve sourcing capabilities.
Our Product Is the Most Flexible in the Hospitality Business
Because our product is tailored and inspired by local flavor and culture, rather than a rigid brand aesthetic, we are able to adapt it to many different markets, locations, and property types. For example, in Q1 2019, we signed a property consisting of 22 bungalows in the middle of the Ecuadorian Amazon in the same week that we signed a 61-key hotel in the middle of Manhattan. Both properties are now open and operating according to the Selina pillars of experience and socialization, but with design and product that is tailored to and reflects the very different markets in which they operate.
Growth Plan: Our Long-Term Growth Strategies
We have built a platform that has allowed us to grow rapidly and sustainably. Although we intend to moderate our growth in the near term, we will continue to refine this platform, focusing on the following core areas:
•Expanding in existing markets: we intend to prioritize expanding existing locations and jurisdictions under the same fixed costs. Our growth will be based on a clear strategic roadmap rather than opportunistic deals. We also expect to focus on properties in developed markets where we can generate higher revenue per available bed space.
•Designing new products and offerings: we intend to continue to design new offerings to meet the changing needs of our guests to allow an increasing number of travelers to travel the world flexibly, affordably, and authentically. We will continue to refine and invest in our long-term stay and subscription packages, Selina Co-Live, that we launched in 2020.
•Securing additional real estate partners: we leverage the proven success of our existing real estate partners in order to secure new partners as we expand into new markets. We expect that this will allow us to continue to grow in a capital-efficient manner, involving minimum investment from our balance sheet.

•Building a high-value brand: our goal is to continue to be the leader in leisure and wellness travel offerings for Millennial and Gen Z travelers, which we view as customer segments of ever-growing importance that are still in their early stages of development, allowing us to further utilize our first mover advantage.
•Investing in technology: we believe our technology investments to date have resulted in tangible benefits to both revenue and costs, as well as overall guest experience. We intend to continue to invest in technology products in order to potentially achieve similar results.
•Pursuing attractive strategic opportunities: we will continue to pursue good-value investment opportunities that can add to our platform, increase revenue, or decrease costs.
Market Opportunity
Demand: Millennial and Gen Z Travelers
The generational groups that Selina targets—Millennial and Gen Z—are the largest age cohorts and account for 41% of the $847 billion spent globally within the hospitality sector.
This age cohort also spends the most days per year traveling and is expected to be a large contributor to the post-COVID-19 pandemic recovery and growth of the hospitality industry.
This emergent class of traveler also has specific lifestyle and travel preferences that differ from previous generations. We have built a product tailored specifically to serve these unique preferences. We believe that Millennial and Gen Z travelers generally:
•prioritize distinctive experiences (underspending on material goods);
•value remote working as an essential benefit;
•understand that they no longer need an office to be productive;
•travel specifically with the intention of meeting and befriending other travelers; and
•feel that prioritizing health will be a lasting societal change after the COVID-19 pandemic.
We believe Selina is well positioned to take advantage of these target-market preferences. We provide a full-service experience at a democratized price point that is accessible to Millennials and Gen Z, blending beautifully designed accommodation with co-working, recreation, wellness, and local experiences. Selina is custom-built for today’s nomadic traveler, providing guests with a global infrastructure to travel and work seamlessly.
Selina prioritizes offering guests optimal experiences that satisfy their preferences. Selina boasts superior levels of customer satisfaction with an NPS of 45, which is among the highest in the industry. Selina also considers direct-booking levels to be a strong indicator of customer satisfaction. For the year ended December 31, 2022, Selina experienced high direct booking levels, with approximately 55% of all bookings made directly through Selina channels as opposed to third-party online travel agencies.
The increase in remote work due to the COVID-19 pandemic has driven a dramatic increase in the digital nomad population, even during the post-COVID-19 pandemic recovery. The MBO Partners’ 2022 State of Independence research study (the “MBO Report”) found that 16.9 million American workers currently describe themselves as digital nomads, an increase of 9% from 2021, 55% from 2020, and 131% from 2019. Gen Z and Millennials represent 64% of digital nomads, up from 48% in 2019. Additionally, according to the MBO Report, 69% of digital nomads reported that they plan to continue as digital nomads for at least the next two years, up from 54% in 2021, indicating that numbers and interest in this work style will continue to grow.
As travel restrictions relax and as concerns regarding COVID-19 subside, we anticipate the surge in recreational travel will be augmented by an increase in remote work, as travelers will be able to extend their stays or be more likely to travel to multiple destinations.

Supply
Although Millennial and Gen Z travelers account for nearly half of total global travel spend, we believe they remain underserved by existing accommodation options, as:
•global hotel brands are misaligned on pricing and lack local authenticity and culturally immersive experiences;
•hostels have limited amenities, lack facilities for remote working, and generally provide poor guest experience compared to hotel brands; and
•home shares are often inconsistent with respect to quality, lack on-site food and beverage facilities, and provide limited opportunities to interact with others.
Each Selina destination is specifically developed to address the needs of the emergent traveler and offers a product that we believe is unique in the lodging industry.
In 2022, there were an estimated 17.5 million hotel rooms in the world, but only a very small proportion of hotel inventory is geared toward Millennials. Nevertheless, around 41% of the $847 billion spent globally within the hospitality sector was spent by Millennial and Gen Z travelers. Given these factors, we see neglected demand and supply white space of approximately 6.6 million rooms that should exist for Millennials and Gen Z that do not. This unmet demand is the space in which we are expanding and in which we expect to continue to expand.
Our Revenue Platform
We primarily derive revenue from the operations of our hotels, which is split among the following offerings:
1.Rooms;
2.Food and beverage; and
3.Other (tours & transportation, retail, wellness activities and co-working ).
Rooms Revenue
Rooms, or accommodations, make for the largest share of our revenue (approximately 59.0%).
We offer guests a flexible range of accommodation options, ranging from single beds in 16-or-less bed dormitories, to private rooms with shared bathrooms, to larger suites with multiple living areas. Approximately 85% of our rooms are private, and 15% are shared. Our platform takes advantage of this flexibility to double guest density at our locations versus traditional hotel operators, which allows us to drive increased demand for our non-accommodation offerings.
We have a democratic view of the hospitality industry. We take pride in the fact that a guest staying in an approximately $25 per night shared room and a guest staying in an approximately $600 per night suite may interact and become friends in our shared common areas.
Selina destinations are specifically designed to allow for flexibility; our proprietary property management system allows us to optimize our room mix based upon local demand at each location. For instance, a room that is an eight-bed dorm one week can be easily changed to a private room the following week. Due to the modular nature of our rooms and furniture, we can rapidly adapt rooms to match changing tastes or seasons, thereby maximizing revenue and profitability.
Food and Beverage (“F&B”)
We transform F&B spaces through Selina-owned brands, through F&B partnerships, into destinations themselves. Our design, food offerings, music and programming are all geared toward fostering a community atmosphere. By attracting locals to our F&B spaces and fostering an authentic atmosphere, we are also able to encourage guests to spend extended periods on property.

Our menus provide travelers with a taste of local cuisine while also giving locals a menu suited to their tastes. We place strong emphasis on local produce, wellness, and organic ingredients.
Almost every Selina destination also features a “Grab & Go” offering. This provides guests and locals with tasty, healthy, and convenient food offerings on the go.
Selina-owned F&B brands
We operate 16 standardized in-house brands across our locations. Each having a standardized menu, these brands allow us to match F&B offerings with local tastes while also reducing operational complexity and cost and providing our guests a consistent yet unique experience across Selina locations. We currently operate 206 F&B sites across 118 locations.

Third-party F&B operators

In certain cases where we believe an existing strong local brand will elevate our property as a destination, we elect to allow third-party partners to operate our F&B spaces. Partnership structures vary based on the operational dynamics of the property, but traditionally consist of management agreements, license agreements, or sub-leases. Our 2023 operation strategy is to work alongside venue managers or venue managers companies (strong local operators that are operating our brands and spaces).
Other
Tours and transportation represent core elements of our revenue and guest experience. Our tour offerings help Selina deliver on our promise of connecting our guests with locals and other travelers. Specifically, our tours segment includes experiences, activities, tickets, concerts, festivals, and other performances across a range of categories, including F&B, sports, adventure, city tours, nature, art, entertainment, and nightlife.
Our transportation segment provides our guests with an important amenity to simplify their travel experience. We offer guests transfers (by car, minivan, coach, train, ferry, or boat) and car hire. For example, upon guest request we can provide transfer to and from airports, bus/train stations, ports, as well as between our locations. We offer our guest transportation services in almost every Selina location. We may charge tour and transportation vendors a commission for bookings made through our platform.

As part of the Selina brand promise, our properties offer to our clients the option to buy unique products such as clothing and merchandising, designed by local artists. By doing this, Selina improves collaboration and creates a good environment with the local community.
We offer wellness experiences in our properties in order to offer our guests the option of continuing their daily self-care routines while traveling. Additionally, our wellness experiences are available to locals, who may not otherwise have access to such amenities. We offer both body-and-mind-focused wellness classes and experiences, ranging from surfing, skiing, yoga, TRX, massages, capoeira, meditation, sound-healing, and book clubs.
Every Selina location has a dedicated co-working space with high-speed wireless internet. Co-working spaces are free for guests to use, and can also be rented daily, weekly, or monthly by non-guests. Customers can purchase hot-desks, dedicated desks, or entire meeting rooms. We also offer co-work and F&B packages, which enable us to cross-sell discounted food offerings to guests.
Guest Experience
Technology
The Selina application is multi-purposed. As discussed in more detail below, not only can guests book their stay through our app (approximately 30% of bookings in 2022 were via our app), but they also are able to arrange contactless check-in, book excursions, and arrange transportation in many of our locations.
Music and Art
Our content calendar is ever-changing, locally inspired, and unique to each location. Our locations typically feature live musical performances, often several times per week. Additionally, we run an annual music festival, SIMS.

Selina properties primarily feature art from local artists, which introduces new life into existing buildings and helps us ensure local authenticity.
Real Estate Growth Platform
We have built an asset-light real estate growth engine that has enabled us to open 118 properties in nine years. This engine allows us to grow unit count at attractive economics by leasing and converting properties on favorable, capital-efficient terms. After leasing, we follow a well-defined playbook that allows us to convert properties more quickly and efficiently than our competitors.
Sourcing
Our proprietary, data-driven real-estate sourcing software is designed to assist us in efficiently scaling our destination offerings by identifying underperforming hotels using real-time market analytics. The combination of this technology and a team with deep understanding of what makes a Selina destination successful, enables us to consistently identify a strong pipeline of new sites.
Conversion
Generally, we only undertake a property conversion if the underperforming property has previously operated as a hotel. Because of this strict criterion, we generally do not need to commit significant capital to hard construction costs. Instead, we focus on less time-consuming and less expensive renovations. For example, we look to employ local artisans to upcycle furniture, which amplifies the property’s locally authentic design. This strategy helps us execute site transformations more rapidly than our competitors, with an average conversion time of approximately 140 days.
Funding Model
Our footprint has been built using an asset-light business model. Nearly all Selina destinations are leased properties, either leased from an existing landlord or acquired by Selina’s local real estate partners and leased to Selina. These partners are financial investors who have committed to funding Selina’s expansion in a given region, in exchange for yield and profit sharing. Approximately 90% of the total capital expenditure required to convert a property is funded by these real estate partners. As of December 31, 2022, Selina had over $300 million in capital commitments from such partners for bed conversions. These commitments are for conversion only and exclude the cost to acquire properties, which is also funded by the real estate partner.
We try to preserve low exit costs and an ability to sublease our sites while typically securing 15- to 20-year lease commitments from our partners.
Our Technology
We have invested heavily in our technology products through our research and development team. Our technology products are designed to increase sales, reduce cost, improve guest experience, and improve sourcing capabilities. Some examples of our key technology products are described below.
The Selina App
Through our app, guests are able to book rooms and experiences, manage and spend loyalty points, check-in before arrival, receive customized F&B and Tours & Transportation offers, as well as connect and interact with guests at the same location.
Cashless Ecosystem
We have developed RFID wristbands, given for free to guests. Currently rolled out in certain of our locations in Costa Rica, Israel and the U.K., these wristbands allow guests to pay for anything on-site with a swipe of their wrists.

Web & Mobile-Web Booking Engine
At the core of our direct sales channel is a proprietary booking engine. This booking engine, built in-house, uses a modern tech stack, which helps us to constantly optimize conversion rates. The engine is fully integrated into a multivariate testing platform, allowing us to make real-time, data-driven changes to our funnel. This has, in part, allowed us to grow the share of sales from direct channels from 42% in 2020 to approximately 55% in 2022.
Smart Locations and the “Internet of Things”
Our “Internet of Things” initiative allows us to control and measure utility use from our central tech office in Israel. Through this infrastructure, which includes on-location sensors and radio-frequency transmitters, we are able to remotely control and set sensor-driven timers for utilities, including lighting, heating, air conditioning, and water pressure. In addition to furthering our sustainability initiatives, this also allows us to dramatically reduce utility costs.
Proprietary Real Estate Sourcing
Developed in-house by our tech team, our real estate sourcing tool is used by our real estate team to pinpoint off-market existing hotel assets that match Selina’s real estate criteria, enabling us to identify locations that may be available for purchase at discounted prices. Once a search area is set, the tool surveys available properties in the area according to 70 unique parameters, including hotel amenities, reviews, awards, and prices. This tool has been a key driver in enabling us to sign a large portion of our site acquisitions off-market (without any competitor) and without brokers.
Whether it is the Selina app, the real estate sourcing tool, or the Internet of Things, we believe our investments in technology have driven, and will continue to drive tangible benefits to our business.
Selina Guests and Engagement
Our Guests
We have served more than two million guests since our inception. From one night to extended stays, we have served various traveler types, including digital nomads, leisure travelers, families, and professionals. While we welcome locals, travelers, remote workers, and digital nomads of all types to our destinations, our core target guests and customers are Millennial and Gen Z travelers. People travel for various purposes, including business and pleasure. As we grow, we will strive to offer our customers a product and guest experience that serve new traveler segments. While Millennial and Gen Z travelers remain our core demographic, we aim to expand this focus and drive incremental demand from travelers outside of these groups.
Engagement and Guest Loyalty
We have a strong commitment to guest engagement and repeated business.
We have generated a strong increase in repeat rate, with repeat guests accounting for 19% of total guests in 2020, 26% in 2021, and 32% of in 2022.
Our NPS (a key customer loyalty and satisfaction metric) score is 45 as of December 31, 2022, compared to an average of 29 in the hotel industry.
We expect that our loyal, highly engaged customer base will continue to drive the execution of our business plan.
Competition
Given the nature of Selina’s business model, we operate in two highly competitive environments: (i) attracting hotel guests and (ii) securing desirable real estate.
Competition for Guests
Travelers are faced with many options as they search for accommodations that best suit their needs and preferences. We compete for guests based on many factors, including the location and quality of accommodations, property features and amenities, reputation for guest services and guest-facing technologies, pricing, and brand loyalty. Within traditional hospitality, we compete primarily with boutique hotel operators and smaller hotel and hostel chains, like citizenM, Mama Shelter, and Generator Hostels. These competitors are particularly relevant in non-U.S. markets, as they have built their brands and customer loyalty over several decades. We also compete against major incumbent operators in the economy and midscale hotel segments, such as Hilton, Marriott, and Hyatt. In addition to global hotel brands and boutique hotels, we also face competition from hostels and alternative accommodation providers such as Airbnb and Vrbo, which offer homeshares or short-term rentals, as well as various large internet-based companies that advertise hotel rooms and other travel services.
We are able to differentiate ourselves from these competitors by providing guests with the consistent brand standards and quality of hotel chains, the social and guest interaction of hostels, and the local and immersive experience of alternative accommodations, as well as offering additional amenities tailored to our key demographic, such as curated food and beverage experiences, wellness offerings, and co-working and remote-working capabilities. Moreover, we offer all of this at an attractive price point relative to our competitors.
Competition for Real Estate Supply
As part of our business model, we must secure and convert or rebrand existing properties into Selina-branded properties. We compete with many different parties in this endeavor; however, we primarily compete with traditional hotel property managers. We believe we offer a compelling value proposition to the developers and owners of hotels relative to traditional hotel property managers. For independent, unbranded hotel owners, we represent an attractive tenant, with the ability to convert and operate our properties to a format most relevant to the emergent Millennial and Gen Z traveler segment.
Insurance
We maintain comprehensive insurance coverage for all our locations that covers our asset and liability exposures. While property coverage often is maintained by our landlords, our property insurance provides coverage against reasonable risks of loss or damage, including (where relevant) business interruption, fire, windstorm, flood, earthquake, and terrorism. While our liability program provides for third-party and employers' liability, workers’ compensation, product liability, directors' and officers' liability, and cyber coverage for systems and data we control, we do not have sufficient coverage to cover the entirety of potential losses from certain catastrophic events, including certain business interruption losses, such as those resulting from the COVID-19 pandemic. We will continue to maintain a sufficient suite of insurance policies; however, the future availability of these policies in the market is not certain.
We believe our insurance policies (alongside those maintained by third-party owners of our properties) are appropriate for foreseeable losses that we may suffer, and we believe these policies are on terms and conditions that are reasonable with solvent and highly rated insurance carriers.
Following the closing of the Business Combination, the cost of our insurance has increased. Specifically, the increased regulatory requirements and risks associated with being a listed company have made it more expensive to acquire director and officer liability insurance.
Selina Employees and Human Capital Management
Our Workforce
As of December 31, 2022, we had 132 employees across six states in the U.S., and approximately 2,735 employees located in 23 countries outside of the U.S. Our workforce consisted of approximately 2,242 salaried employees, 405 hourly employees and 229 individuals engaged under contractor, outsourcing or professional service contracts as of that date. Certain U.S. and non-U.S. employees are currently represented by unions or covered by a collective bargaining agreement.
Diversity, Equality, and Inclusion
We believe the strength of our workforce is critical to our success. We all have a vital role to play in creating an environment where everyone feels respected and empowered while we continue to grow as a community that promotes individuality and diversity. We celebrate the diversity of one through the inclusion of many. Approximately half of our workforce is female as of the end of 2022, and to help us continue to strengthen and celebrate our diverse workforce, we have created a working group on Diversity, Equality, and Inclusion that includes members from the human resources, operations and ESG teams. Additionally, we believe in supporting diversity outside of our organization. In June 2021, we launched the global campaign Stay Proud to raise funds for the It Gets Better Project, a non-profit organization whose mission is to empower LGBTQ+ youth around the world.
Intellectual Property
We rely on trademarks, domain names, copyrights, trade secrets, contractual provisions, and restrictions on access and use to establish and protect our proprietary rights. As of December 31, 2022, we (by ourselves or through our affiliates) held trademarks for the Selina, Luna, HOWM and Remote Year brands (and, in some cases, variations of those brands) and one registered copyright for the WinksHotel property management system. The trademarks were registered in at least 48 countries, either directly or through the Madrid System, and the expiration dates of the trademarks ranged between 2027 and 2031. We are also the registered holder of approximately 37 domain names, including selina.com, remoteyear.com, winkshotel.com.ar, powerplant.global and others.
Regulatory Compliance
As detailed below, we are subject to numerous foreign, federal, state, and local government laws and regulations, including those relating to the preparation and sale of food and beverages; building, zoning and environmental requirements; health and safety and fire codes; anti-corruption; anti-trust and competition; data privacy, protection and security; and general business license and permit requirements, in the various jurisdictions in which we conduct business.
Food and Beverage
Regulations concerning the supply and sale of alcoholic beverages require us to apply to relevant local authorities for licenses that must be renewed (usually on an annual basis) and that may be revoked or suspended for cause at any time. Applicable alcoholic beverage control regulations and licensing conditions apply to the supply of alcohol across our business, including in relation to the minimum age of patrons and employees; hours of operation; advertising; trade practices; wholesale purchasing; other relationships with alcohol manufacturers, wholesalers and distributors; inventory control; and the handling, storage and dispensing of alcoholic beverages.
Property and Accommodations Regulation
Selina’s business is subject to U.S. and foreign federal, state, and local laws and regulations that vary widely by city, country, and property type. In many cities, local regulations affect our ability to offer accommodations for specified durations or in certain neighborhoods. Hospitality and transient accommodations operations are also subject to compliance with laws and regulations relating to accessibility as well as other matters, such as zoning and land use, licensing, permitting and registrations, fire and life safety, environmental and other property condition matters, staffing and employee training, and cleaning protocols and other COVID-19 requirements. Additionally, our real estate owners are responsible for their own compliance with laws, including with respect to their employees, property maintenance and operations, environmental laws, and other matters.
Before signing any new leases in a new market, we generally engage local legal counsel to help identify relevant regulatory requirements. This research includes analysis on licensing and zoning, building code, accessibility and operations requirements, fire and life safety regulations, tax compliance, and local employment laws. Every leased property has unique characteristics, requiring further due diligence and regulatory analysis before each new lease signing.
We monitor regulatory changes in each existing market on an ongoing basis. To facilitate our growth and compliance work in each city, we also proactively establish relationships with local regulatory agencies, elected officials, businesses and community groups to build trust and improve understanding of Selina’s business model.
Privacy and Data Protection Regulation
In processing travel transactions and information about guests and their stays, we receive and store a large volume of personally identifiable data. The collection, storage, processing, transfer, use, disclosure and protection of this information are increasingly subject to legislation and regulations in numerous jurisdictions around the world, such as the European Union’s General Data Protection Regulation and variations and implementations of that regulation in the member states of the European Union, as well as privacy and data protection laws and regulations in various U.S. states, such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act), and other jurisdictions, including the

General Data Protection Law in Brazil and the U.K. General Data Protection Regulation and U.K. Data Protection Act. We have adopted a variety of technical and organizational security measures and other procedures and protocols to protect data, including data pertaining to guests and employees, and we are engaged in an ongoing process of evaluating and considering additional steps to comply with the wide spectrum of data protection legislation, including new data protection legislation that is introduced from time to time in the jurisdictions in which we operate.
Employment
We are also subject to laws governing our relationship with employees, including laws governing wages and hours, overtime, benefits, immigration, workplace safety and health, hiring and firing, non-discrimination, work permits, and hotel-specific ordinances.
Environmental Regulations and Requirements
We are subject to certain requirements and potential liabilities under various non-U.S. and U.S. federal, state and local environmental, health and safety laws and regulations and incur costs in complying with such requirements. These laws and regulations govern actions including air emissions; the use, storage, and disposal of hazardous and toxic substances; and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, or other claims by third parties concerning environmental compliance or contamination. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and we generate certain wastes in connection with our operations. Some of our properties include older buildings, and some may have, or may historically have had, laundry and dry-cleaning facilities and underground storage tanks for heating oil and back-up generators.
From time to time, we have been responsible for investigating and remediating contamination at some of our facilities, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of waste that we generate, including at locations where such waste has been sent for disposal. In some cases, we may be entitled to indemnification from the party that caused the contamination pursuant to our management or franchise contracts, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may also be required to manage, abate, remove, or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our properties. We have implemented an ongoing operations and maintenance plan at each of our owned and managed properties that seeks to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our properties, those costs have not had, and are not expected to have, a material adverse effect on our consolidated financial position, results of operations or cash flows.
Other Regulation
Our business is subject to various other laws and regulations, involving matters such as income tax and other taxes, consumer protection, online messaging, advertising and marketing, and regulations aimed at preventing money laundering or prohibiting business activities with specified countries or persons. As we expand into additional markets, we will be subject to additional laws and regulations.

Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (“FCPA”), as well as trade sanctions administered by the Office of Foreign Assets Control (“OFAC”) and other laws governing bribery and other corrupt business activities. The FCPA is intended to prohibit bribery of foreign officials and requires us to keep books and records that accurately and fairly reflect our transactions. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations, and individuals. Some of our operations may also be subject to additional laws and regulations of non-U.S. jurisdictions, including the U.K.’s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.
The regulatory environment in each market is often complex and evolving and can be subject to significant change. Some relevant laws and regulations are inconsistent and ambiguous and could be interpreted by regulators and courts in ways that could adversely affect our business, results of operations, and financial condition. Moreover, certain laws and regulations have not historically been applied to an innovative hospitality provider such as Selina, which often makes their application to our business uncertain. For additional information regarding the laws and regulations that affect our business, see the section titled “Item 3. Key Information - Risk Factors."

Corporate Social Responsibility and Environment, Social and Governance

Environment, Social, and Governance

Selina strives to foster sustainable operations and a caring culture in order to positively impact the environment, the local communities in which we operate, our people, and other stakeholders.

In light of the United Nations Sustainable Development Goals, we have joined global efforts to reduce negative impacts on the environment and to foster resilience and prosperity in the communities in which we operate, while respecting and integrating local cultures and building an inclusive and diverse environment with individuals from different nationalities, ethnicities, genders and special needs.

Environmental

With respect to environmental initiatives, we are installing tools to reduce our carbon footprint and water consumption in our locations. In 2022, we conducted a pilot program at 10 hotels in Latin America to measure greenhouse gas emissions and water consumption, and will be assessing those results and potential recommendations and how we can expand that program more broadly. We intend to leverage innovative technologies and products, such as "Internet-of-Things" sensors, to enable us to better track energy use in our locations and control its usage in common areas as well as in guest rooms.

We also are committed to waste reduction. While we have already made strides to reduce single-use plastics over the years, including the implementation of reusable shampoo and soap dispensers, we aim to continue to reduce the use of single-use plastics even more by the end of 2025, by utilizing more reusable and bio-degradable products within our food and beverage operations, for instance. We also focus our development efforts on sustainable conversion of underperforming assets into relevant spaces that cater to our guests, visitors and the local community. Our upcycling efforts are not limited to the hotels, but also extend to furniture, fixtures and equipment, including, where possible, the reuse of existing pre-conversion furniture or using second-hand furniture, kitchenware and design items from other hotels and restaurants.

Social

Regarding our social initiatives, we inspire meaningful connections where 63% of our guests have confirmed that they made a friend during their stay when visiting a Selina in 2022 (January through August 2022), based on the results of guest satisfaction surveys conducted by Selina. Our NPS score as of December 31, 2022 was 45.
Our unit-level eNPS rating as of December 31, 2022 was 31, which shows the commitment of our employees and their satisfaction with the Selina brand and their workplaces. Moreover, diversity, equity and inclusion form an important part of our values and culture. As of December 31, 2022, 50% of employees and 43% of the Board of Directors self-identified as female. We are striving to include other under-represented groups in our teams and activities as well.

With regard to the local communities in which we operate, we are committed to being a good corporate citizen, and we strive to positively impact those communities by leveraging our people and our venues. Our programs are designed to make a positive difference, with a focus on strengthening our personal relationships and engaging authentically with our stakeholders, shedding light on local, social, environmental, and economic challenges, and promoting a company culture of giving back. Below are some of our specific engagement programs:

•Selina Gives Back (“SGB”) program: Our flagship job readiness program, Selina Gives Back, prepares local unemployed community members to enter the hospitality job market. SGB aims to decrease unemployment and encourage economic opportunity for all by providing a free job-training program for vulnerable community members. The program consists of free mentoring, hands-on training, hospitality theory workshops, and job placement assistance. Through our specialized program, until December 31, 2022, we trained a total of over 750 local community members since inception of the SGB program, helping them to attain key hospitality skills and be in a better position to find employment.

•Impact programming: We strengthen communities by providing free, education-based programming at our locations, with a focus on creating a positive socio-economic and environmental impact within the local communities in which we operate. Our programming includes, among other initiatives, reforestation activities, beach and forest clean-up activities, free hospitality career training programs, arts and crafts workshops, wellness classes, swimming lessons, cooking classes, surfing lessons, English classes and more. In 2022, we hosted 1,092 impact programs globally, where our guests, staff, and local community members offered their time and expertise, with an estimated 46,225 beneficiaries in the local communities.

•Community engagement: We create, maintain, and foster relationships with local businesses, schools, non-government organizations, and governmental and neighborhood stakeholders. Based on this engagement, we tailor the support we provide based on the needs of the local communities.

•Volunteerism: Our hotel connectors strive to volunteer a portion of their time to environmental and social initiatives of their choice within the communities in which we operate. In 2022, we estimate that we donated 31,813 hours of Selina staff time to these initiatives in total.

Governance

Selina is committed to operating in a transparent and ethical manner, with proper decision-making and review processes to promote accountability. We continue to develop and roll-out policies that support these endeavors, including, among others, policies relating to data privacy, anti-bribery, information security, ethics, and whistleblowing, as well as enhancing our internal control and risk-management systems and processes. Good governance starts with a commitment by those who lead an organization, and following Selina’s listing on Nasdaq Global Market in October 2022, five new independent directors were appointed to Selina’s Board of Directors and one new independent director was appointed in March 2023 such that the Board is now composed of eight directors in total, including the two founders of Selina-Rafael Museri, the Chief Executive Officer; and Daniel Rudasevski, the Chief Growth Officer. As part of the restructuring of the Board, an Audit Committee, a Finance and Capital Allocation Committee, a Human Capital Management & Compensation Committee, and a Nominating & Corporate Governance Committee, all composed of only independent, non-executive directors, were formed to better support the operation of the Board and implement effective corporate governance practices. The Nominating & Corporate Governance committee is responsible for overseeing the implementation of our ESG strategies and program.

Organizational Structure
We are a public limited company organized and existing under the laws of England and Wales. Our principal activity is that of a holding company with subsidiaries that operate in the hospitality and real estate industries, blending beautifully-designed accommodation options with coworking, recreation, wellness, and local experiences.
We have over 241 subsidiary companies in 29 countries around the world. These are listed in Note 29 to the Financial Statements.
Our Property
Facilities and Office Space
As of December 31, 2022, our global headquarters is located in London, England, where we have a license to utilize approximately 1,000 square feet of space in the Holborn area, with other key corporate offices located in Madrid, Spain, where we have access to use certain co-working space; Tel Aviv, Israel, where we lease approximately 6,950 square feet of space; and New York, New York, U.S., where we lease approximately 8,200 square feet of space. We have smaller corporate offices located in Miami, Florida, U.S., at the Selina Miami River Inn hotel, and in Panama City, Panama. Some of our office space is subleased to third-party businesses from time to time.
Our Leased Properties
As of December 31, 2022, Selina offered guest accommodations at 116 leased properties located across 24 countries in Mexico, South America, Central America, North America (the U.S.), Europe & Africa, Israel and Asia Pacific (APAC).
Our Owned Properties
As of December 31, 2022, Selina owned three properties, including two hotels and one land plot located in Nicaragua, the U.S., and Costa Rica.

Item 4A.    Unresolved Staff Comments.
Not applicable.
Item 5.    Operating and Financial Review and Prospects.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements for the year ended December 31, 2022 and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this Annual Report. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “Selina” are intended to mean the business and operations of Selina and its consolidated subsidiaries.
Overview
We are one of the largest operators of lifestyle and experiential Millennial- and Gen Z-focused hotels, with 118 destinations opened in 24 countries across 6 continents.
Our mission is to create meaningful connections between people. We design and operate attractive, welcoming destination hotels, where travelers can stay indefinitely, work remotely, explore, and authentically immerse themselves in an environment that embraces and reflects local culture, and where local residents and travelers alike can engage and enjoy on-site food and beverage, wellness, and other social experiences.
Our broad footprint, which spans from urban cities to remote beaches and jungles, has allowed us to build one of the largest Millennial and Gen Z hospitality brands in the world, attracting more than two million unique guests as of December 31, 2022, with an average guest age of 32.
Our capital-light sourcing and rapid conversion model allows us to quickly identify underperforming hotels in attractive locations and convert those hotels to Selina-branded and operated destinations in an average time of 140 days. After the conversion, we have historically seen significant increases in revenue compared to the hotel’s previous operations.

Our destinations are primarily financed with long-term leases that generally have a term of approximately 20 years, excluding extension at our option. However, we usually have termination options of various lengths embedded in our leases.
As the world rebounds to pre-pandemic levels of activity, we believe our tech-driven platform is ideally situated to take advantage of an increase in both demand for our destinations and supply of underperforming hotels that meet its sourcing criteria.
Recent Developments
The Business Combination and Public Company Costs

Effective October 27, 2022, we and our wholly owned subsidiary, Merger Sub completed the previously announced Business Combination with BOA and the transactions ancillary thereto. In connection with the completion of the Business Combination, Merger Sub merged with and into BOA, with BOA surviving the Business Combination as our wholly owned subsidiary. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the security holders of BOA immediately prior to such completion became security holders of Selina, pursuant to the terms of the Business Combination Agreement.

In connection with the completion of the Business Combination, in addition to the 82,261,678 Ordinary Shares that were held by or issued to legacy shareholder of the Company after the share-subdivision effected as part of the Business Combination, we also (i) issued 953,999 to holders of BOA Class A Common Stock who did not redeem their shares, (ii) issued 5.45 million Ordinary Shares to the PIPE Investors and 1.23 million additional Ordinary Shares in exchange for early payment fees owed to the Investors at a price per share of $10.00, (iii) issued 0.37 million Ordinary Shares pursuant to the warrants issued in connection with a committed bridge loan facility and 0.45 million Ordinary Shares in exchange for a portion of BOA's underwriter fees, (iv) issued 5.75 million Ordinary Shares to former holders of the BOA Class B Common Stock, and (v) issued and sold $147.5 million aggregate principal amount of Convertible Notes to the Convertible Note Investors for an aggregate purchase price equal to $118.0 million. As additional consideration for the purchase price, the Convertible Note Investors received, among other things, 4,274,929 newly issued Convertible Note Warrants. Also, in connection with the execution of the subscription agreements for the Convertible Notes, the Convertible Note Investors entered into letter agreements with Bet on America LLC, BOA’s sponsor (the "Sponsor"), pursuant to which the Sponsor agreed to transfer to such investors, at the closing of the Business Combination, 899,125 shares of the 5.75 million shares of BOA Class B Common Stock owned by the Sponsor, and ultimately Selina Ordinary Shares were issued in exchange therefore as noted above.

In addition to the Convertible Note Warrants, BOA assigned to the Company, and the Company assumed, 7,666,666 publicly traded warrants to purchase Ordinary Shares of the Company at an exercise price of $11.50 per share, and 6,575,000 private placement warrants to purchase Ordinary Shares of the Company at an exercise price of $11.50 per share, which were originally issued by BOA to the Sponsor in a private placement concurrent with the initial public offering of BOA.

Transaction costs incurred by Selina in relation to the Business Combination amounted to $19.8 million of which $12.2 million was recognized directly within equity as incremental and directly attributable costs for the issuance of new shares and $7.6 million was recognized within legal, marketing, IT and other operating expenses in the Consolidated Statement of Profit and Loss for the year ended December 31, 2022, as non-incremental and not directly attributable costs for the issuance of shares.
Key Trends and Factors Affecting the Results of Selina’s Operations
Supply Growth
A key driver of our revenue growth is our ability to identify and secure attractive properties and to efficiently convert those properties into Selina-branded and operated destinations under preferred commercial terms. We use our proprietary software to identify underperforming hotels through real-time market analytics. A large portion of our site acquisitions are done off-market and without the use of brokers.
We have built a platform that has allowed us to grow rapidly. Although we intend to moderate our growth in the near term, we will continue to refine this platform, focusing on prioritizing expanding existing locations and jurisdictions under the same fixed costs. Our growth will be based on a clear strategic roadmap rather than opportunistic deals.
As a result of these initiatives, we intend to only open or expand locations which are projected to generate profit during the first year.
Ability to Attract and Retain Guests
Our anticipated revenue growth also depends on our ability to continue to attract new guests and create repeat guests through various channels. We attract customers from a variety of channels, including through Online Travel Agencies (“OTAs”), such as Booking.com and Expedia, as well as directly through our website, app, subscription channels, call centers, and physical locations. Because bookings made through OTAs incur channel fees, direct bookings generally are more financially advantageous as they do not incur such fees. During the year ended December 31, 2022, approximately 55% of all bookings came directly through Selina channels, up from 52% in the year ended December 31, 2021.
An additional key driver of direct bookings is guest loyalty. We endeavor to continue to create relevant, authentic experiences for our guests, which we believe is the primary means of attracting and retaining our guests. We invest in programs that will build guest loyalty by encouraging repeat and longer stays at our destinations. Through our Co-Live program, we offer subscription packages for 30-night, prepaid stays, allowing guests to stay at any Selina destination with full access to amenities, including, among others, accommodation, co-working, wellness activities, and locally curated events. Through our co-living products, we offer guests the ability to stay even longer than 30 days, while enjoying the same benefits and further discounts. Since the launch of our Co-Live program in August 2020, Selina has sold over 8,500 packages with an average guest subscription cost of over $900 per month with an average length of stay of 55 nights.
We also offer a guest loyalty program, which enables members to earn tokens for each qualifying stay at a Selina-branded hotel. Loyalty members may then use such tokens toward future accommodations. As of December 31, 2022, there were approximately 250,000 Loyalty members, an increase of 138% compared to December 31, 2021. We believe that our loyalty program will continue to encourage guest retention and recurrence.
In September 2020, we acquired the Remote Year brand, including its customer network of over 2,000 professionals and its database of over one million customers. Remote Year offers programs to individuals and businesses to work and learn while traveling around the world. Remote Year continues to exist as its own brand, utilizing, at times, our physical properties to improve its customer experience. In return, we are able to capitalize on Remote Year’s customer network and database to generate longer-term stays and repeat customers.

In November 2022, we formed a strategic partnership with Mantra, a global retreat operator, to curate wellness retreats throughout our ecosystem. The expansion into the retreat market will create a separate entity focused solely on building these enriching wellness experiences. Per Global Wellness Institute, the wellness economy is projected to reach nearly $7.0 trillion in 2025, and the Mantra partnership will allow us to tap into this growing business segment all while maximizing synergies across distribution and operating expenses.

We also launched SIMS over 2022 (Selina International Music Summit). SIMS was created to connect local talent with a global audience, a platform to perform, interact, teach, learn, collaborate with the industry and audience in an intimate setting. Music has long been a core part of the Selina brand experience and SIMS showcases both emerging and established regional entertainers, giving travelers an authentic link to a destination’s culture and community.
Overall, our management believes our ability to generate increasing demand at our locations is driven by three factors:
1.Increased Awareness and Footprint: From January 1, 2022 to December 31, 2022, we grew from 100 to 118 open and operating destinations and reached over 1.1 billion people with our online content during the year ended December 31, 2022;
2.Increased Brand Loyalty: Our repeat guest rate increased by 23% approximately with repeat guest accounting for 32% of all guests in the year ended December 31, 2022, compared to 26% in the year ended December 31, 2021. This increase was partially driven by the growth in our loyalty program, which, as of December 31, 2022, had grown to approximately 250,000 members since inception in August 2019; and
3.Increased, Experienced Manpower: We have continued to build-out and refine our commercial sales team and strategy, which has resulted in high direct booking levels, with approximately 55% of all bookings coming directly through Selina channels in the year ended December 31, 2022, up from 52% in the year ended December 31, 2021.
Macro Travel Industry and Consumer Trends
As a global hospitality company, much of our revenues are derived from international travelers. As discussed in greater detail below, due to both international travel restrictions and domestic restrictions on leisure activities, our occupancies and Total Revenue per Occupied Bedspace (TRevPOBs) were, and continue to be, impacted by the COVID-19 pandemic.
According to the International Air Transport Association’s “20 Year Passenger Forecast” (March 2023) the number of air passenger journeys to the markets in which Selina currently operates—Mexico, South America, Central America, North America (the U.S.), Europe & Africa, Israel and Asia Pacific (APAC)—is expected to recover to pre-COVID levels by 2024. Additionally, travel revenues in Latin America and the U.S., where the majority of Selina’s properties are located, were forecasted to recover to near pre-COVID levels by the end of 2023.
There are key shifts in consumer spending patterns that have driven significant demand for our product. Recent studies indicate that the generational groups that we target—Millennial and Gen Z—are the largest age cohorts and account for nearly 41% of the $847 billion global spend on hospitality. This emergent class of traveler also has specific lifestyle and travel preferences that differ from previous generations. Specifically, this class of traveler:
•prioritizes distinctive experiences (underspending on material goods);
•values remote working as an essential benefit; and
•travels specifically with the intention of meeting and befriending other travelers.
We also intend to expand our reach to B2B consumers by partnering with corporate travel agencies. We therefore expect to increasingly capture more business travel going forward.

As we offer an experience-driven hospitality platform, we believe that we are well-positioned at the intersection of key long-term macro trends. However, changes in short term macro-level consumer spending trends, including as a result of the COVID-19 pandemic and related travel restrictions, or due to a potential global recession and associated decrease in consumer spend and travel could result in fluctuations in our results of operations.
Seasonality
The hospitality industry is seasonal in nature. The periods during which our properties experience higher occupancy vary from property to property, depending principally upon their location, type of property, and competitive mix within the specific location, and may change with changes in overall availability of lodging and hospitality options within a local market.
On a whole-portfolio-basis, we generally expect our total revenue per bedspace, a key business metric described below, to be marginally lower in the second and third quarters of each year due to seasonal factors such as weather and holidays and the current geographic mix of our portfolio (i.e., 60% of our properties are currently situated in Central and South America).
While we experience some seasonal variation in revenues due to current geographic mix, a portion the seasonality is offset by our broad geographic footprint, which includes Mexico, Central and South America, North America (the U.S.), Europe & Africa, Israel, and Asia Pacific (APAC).
The effect of seasonality will vary as our market mix and product mix continues to evolve. We expect that seasonal revenue variation on a whole-portfolio-basis will decrease as we continue to expand in new and existing markets, thereby reducing geographic concentration.

Key Metrics
The table below sets forth our key business metrics for the periods presented:

	Year Ended December 31,
Metric	2022	2021	2020
Opened properties (at period end)	118	100	81
Open bedspaces (at period end)	29,600	23,408	18,411
Open beds (at period end)	19,975	18,438	16,138
Average daily open beds	19,018	16,017	14,481
Occupancy rate	47.5%	32.9%	19.6%
Total daily revenue per occupied bed (TRevPOB)	$52.60	$45.86	$34.03
Total daily revenue per occupied bedspace (TRevPOBs)	$37.76	$35.13	$29.69
Total revenue per bedspace	$6,547	$4,219	$2,118

Several factors may explain period-to-period variances in our key metric:
•New Selina locations/additional bedspaces typically take several months to achieve mature occupancy rates as hotels stabilize and drive organic bookings. As a result, if a period has a significant increase in bedspaces, this may reduce many of the revenue metrics.
•Market mix and the composition of our portfolio based on geographic locations can impact our different revenue metrics. Due to factors such as maturity of the tourism market, as well as local disposable incomes, certain developed markets, such as Israel or the U.S., typically earn higher revenue per occupied bed, bedspace and total revenue per bedspace, while certain other developing markets, such as most Latin American countries, typically earn lower revenue per occupied bed, bedspace and total revenue per bedspace.
•Seasonal factors (e.g., weather patterns, local attractions, and events or holidays) combined with property location and type can result in period-to-period variances in a particular property’s metrics. Based on historical results, we generally expect our occupancy and revenue metrics to be lower on a constant portfolio basis in the second and third quarters of each year due to seasonal factors such as weather and holidays, and the current geographic mix of our portfolio. The effect of seasonality will vary as the geographic mix in our portfolio continues to evolve.

The table below sets forth our key business metrics by geographical segment for the periods presented:

	Year ended December 31, 2022
Metric	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC
Opened properties (at period end)	12	37	7	21	21	15	5
Open bedspaces (at period end)	4,502	9,511	2,200	3,780	4,609	4,062	936
Open beds (at period end)	3,300	7,034	1,294	3,003	2,729	2,068	547
Average daily open beds	2,729	6,809	1,212	3,247	2,553	2,159	307
Occupancy rate	56.9%	44.4%	46.5%	53.9%	44.4%	37.8%	64.0%
Total daily revenue per occupied bed (TRevPOB)	$52.50	$34.00	$103.00	$56.50	$51.30	$84.60	$42.80
Total daily revenue per occupied bedspace (TRevPOBs)	$34.70	$26.50	$61.90	$52.90	$31.00	$56.30	$18.40
Total revenue per bedspace	$7,213	$4,298	$10,515	$10,422	$5,031	$7,781	$4,300

	Year ended December 31, 2021 - Re-casted
Metric	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC
Opened properties (at period end)	11	36	6	20	15	10	2
Open bedspaces (at period end)	3,751	7,924	1,833	3,149	3,840	2,419	492
Open beds (at period end)	3,097	6,602	1,215	2,818	2,562	1,941	203
Average daily open beds	2,685	6,174	827	3,684	2,270	377	—
Occupancy rate	40.5%	28.3%	43.1%	35.9%	25.9%	43.4%	—
Total daily revenue per occupied bed (TRevPOB)	$55.10	$26.70	$89.40	$47.00	$51.70	$111.70	$—
Total daily revenue per occupied bedspace (TRevPOBs)	$41.90	$22.10	$42.80	$58.30	$32.40	$31.00	$—
Total revenue per bedspace	$6,201	$2,284	$6,739	$7,652	$3,067	$4,904	$12

	Year ended December 31, 2020 - Re-casted
Metric	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC
Opened properties (at period end)	10	30	5	19	15	2	—
Open bedspaces (at period end)	3,315	7,004	1,620	2,784	3,394	294	—
Open beds (at period end)	3,211	6,767	539	3,384	1,950	287	—
Average daily open beds	2,579	5,924	511	3,702	1,654	111	—
Occupancy rate	19.0%	19.8%	25.8%	17.6%	21.7%	26.6%	—
Total daily revenue per occupied bed (TRevPOB)	$40.80	$24.50	$81.40	$42.80	$38.80	$62.10	$—
Total daily revenue per occupied bedspace (TRevPOBs)	$35.20	$23.00	$28.40	$63.20	$21.00	$26.20	$—
Total revenue per bedspace	$2,440	$1,661	$2,676	$4,054	$1,662	$2,550	$—

Number of Open Bedspaces, Open Beds and Average Daily Open Beds

The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 (59.2 ft2) of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight or more people. At the discretion of property managers, the double bed in a “Standard” accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.
Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.
Given that a majority of our revenues are derived from the sale of rooms or individual beds which are represented by bedspaces, management views the number of open bedspaces and the number of open beds as the most important drivers and indicators of our revenue and as key indicators of our scale.
At December 31, 2022, we had approximately 29,600 open bedspaces, compared to 23,408 open bedspaces at December 31, 2021, which represents a 26.5% increase in open bedspaces on a year-over-year basis. We had approximately 19,975 open beds at December 31, 2022 compared to approximately 18,438 open beds at December 31, 2021, representing an increase of 8.3% on a year-over-year basis. These increases were a result of the opening of 18 new Selina locations during the period.

At December 31, 2021, we had approximately 23,408 open bedspaces, compared to 18,411 open bedspaces at December 31, 2020, which represents a 27% increase in open bedspaces on a year-over-year basis. We had approximately 18,438 open beds at December 31, 2021 compared to approximately 16,138 open beds at December 31, 2020, representing an increase of 14.3% on a year-over-year basis. These increases were a result of the opening of 19 new Selina locations during the period.
Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodations capacity and is used in the calculation of occupancy rate.
For the year ended December 31, 2022, we had 19,018 average daily open beds compared to 16,017 average daily open beds in the year ended December 31, 2021, a 18.7% increase year-over-year. This increase was a result of the opening of 18 new Selina locations.

For the year ended December 31, 2021, we had 16,017 average daily open beds compared to 14,481 average daily open beds in the year ended December 31, 2020, a 10.6% increase year-over-year. This increase was a result of the opening of 19 new Selina locations.
Occupancy Rate, Total Daily Revenue Per Occupied Bed (TRevPOB) and Total Daily Revenue Per Occupied Bedspace (TRevPOBs)
Our management views occupancy rate, total daily revenue per occupied bed (TRevPOB) and total daily revenue per occupied bedspace (TRevPOBs) as key indicators of revenue, as we believe that these metrics measure our ability to attract guests and guests’ spending on property, which in turn directly relate to our revenue and financial performance.
We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.
We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.
We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period.

For the year ended December 31, 2022, our occupancy rate was 47.5%, compared to 32.9% for the year ended December 31, 2021, which represents approximately a 44.4% increase in occupancy rate. This increase was a result of an improved brand awareness and brand loyalty, a dedicated regional sales force and commercial teams, continued seasoning of our recently opened properties, and a pick up in travel after two years that were highly impacted by COVID-19 and travel restrictions.

For the year ended December 31, 2021, our occupancy rate was 32.9%, compared to 19.6% for the year ended December 31, 2020, which represents approximately a 68.3% increase in occupancy rate during the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was a result of increased customer demand and recovery from COVID-19 in the year ended December 31, 2020, as well as by the opening of 19 new Selina locations and the addition of 4,997 open bedspaces during the period.
For the year ended December 31, 2022, our TRevPOB was $52.60, compared to $45.86 for the year ended December 31, 2021, an approximately 14.7% increase. For the year ended December 31, 2022, Selina’s TRevPOBs was $37.76, compared to $35.13 for the year ended December 31, 2021, an approximately 7.5% increase. These increases were mainly a result of a shift in our portfolio composition toward developed markets and continued seasoning of our recently opened properties. Of the 18 new locations opened in the year ended December 31, 2022, 16 locations are situated in developed markets where we are able to achieve higher average room rates.

For the year ended December 31, 2021, our TRevPOB was $45.86, compared to $34.03 for the year ended December 31, 2020, an approximately a 34.8% increase during the year ended December 31, 2021, compared to the year ended December 31, 2020. For the year ended December 31, 2021, Selina’s TRevPOBs was $35.13, compared to $29.69 for the year ended December 31, 2020, an approximately 22.7% increase during the year ended December 31, 2021, compared to the year ended December 31, 2020. These increases were a result of a shift in our portfolio composition toward developed markets. Of the 19 new locations opened in the year ended December 31, 2021, 11 locations are situated in developed markets where we are able to achieve higher average room rates, but also an improvement on the F&B business.
Total Revenue Per Available Bedspace
Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.
For the year ended December 31, 2022, we achieved total revenue per bedspace of $6,547, compared to $4,219 for the year ended December 31, 2021, representing a 55.2% increase. This increase was primarily driven by the 44.4% increase in occupancy year-over-year, which reflected greater customer demand and a shift in our portfolio composition toward developed markets.

For the year ended December 31, 2021, we achieved total revenue per bedspace of $4,219, compared to $2,118 for the year ended December 31, 2020, representing a 99.2% increase. This increase was primarily driven by the 68.3% increase in occupancy year-over-year, which reflected greater customer demand and a shift in our portfolio composition toward developed markets as well as an improvement in F&B.
Components of Results of Operations
Revenue
Our revenue consists of amounts received from guests for rooms, food and beverage, and other, net of discounts and refunds provided to guests. Rooms revenue consists of amounts received from guests for accommodations and subscriptions. Food and beverage revenue consists of amounts received from guests for food and beverage service. Other revenue includes amounts received from guests for tours and transportation, surf and wellness services, events, retail purchases, and rental of co-working spaces. We expect our revenues to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth in bookings, growth in our non-rooms services, and expand our portfolio of properties.
Cost of Sales

Cost of sales primarily consists of i) hotel and restaurant operating inventory, mostly food and beverage supplies ii) experience related activities such as tours and transportation, wellness activities, surf classes, etc. and iii) Remote Year cost of sales. We expect our cost of sales will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth in bookings and expand our portfolio of properties.
Payroll and Employee Expenses
Payroll and employee expenses primarily consist of wages and salaries, social security costs, employee benefits and travel, and equity-settled and cash-settled stock compensation expenses. We expect our payroll and employee expenses to decrease as a percentage of revenues as we continue to institute labor efficiency strategies, including the application of technology to manage labor resources as well as by achieving economies of scale in corporate overhead payroll as the portfolio continues to grow.
Insurance, Utilities and Other Property Maintenance Costs
Insurance, utilities and other property maintenance costs primarily consist of general liability and property insurance, utilities, including water and electricity, and the costs from daily maintenance and common repairs of our properties. We expect insurance costs to increase on an absolute dollar basis as we continue to expand our portfolio of properties and cost of insurance has gone up in the current macro environment. Utilities and other property maintenance costs are expected to decrease as a percentage of revenue as we invest in strategies and infrastructure to improve energy efficiency and reduce the need for frequent maintenance and repairs.
Legal, Marketing, IT and Other Operating Expenses
Legal, marketing, IT and other operating expenses primarily consist of the cost of acquiring properties, operating permits and licenses, litigation and regulatory compliance, advertising costs, expenses for our sales, marketing, and branding, as well as service charges for bookings made through OTAs, and technology and software costs associated with our operations.
We expect to continue to incur additional legal costs as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and Nasdaq, as well as higher expenses for corporate insurance, directors’ and officers’ liability insurance, investor relations, audit, and other professional services. Overall, we expect our legal, marketing, IT, and other operating costs will vary from period to period as a percentage of revenue for the foreseeable future.
Depreciation and Amortization
Depreciation and amortization primarily consist of depreciation of right-of-use assets (primarily our location property leases), property, furniture, fixtures, and equipment used in the operation of our business and capitalized development costs, and amortization of intangible assets. We expect depreciation expense will continue to increase as we enter new leases and make new asset purchases. We expect amortization expense will continue to increase as we purchase or produce more intangible assets, in particular software.
Impairment and Write-off of Non-Current Assets
Impairment and write-off of non-current assets primarily consists of unrecoverable securities, deposits on properties, and project costs on discontinued projects, impairment in the value of investments and the difference between value-in-use, which is an estimate of future cash flows discounted to present value, and the value of assets of a hotel location or cash-generating unit, including property, plant and equipment, right-of-use asset, and capitalized interest. The impairment and write-off of non-current assets are reversible if there are indications that an impairment loss previously recognized may no longer exist. We expect to continue to incur impairment and write-off costs of non-current assets related to portfolio properties as well as to reverse impairment losses previously recognized as we manage to improve the performance of existing impaired assets in the for the foreseeable future.
Government Grants
Government grants consists of loans and subsidies granted by certain governments in connection with COVID-19 to compensate for payroll and other operating costs during the pandemic, when occupancy rates dropped significantly, negatively impacting our revenues and margins. As we obtained these loans and subsidies in connection with the impact of COVID-19 on business in 2020 and 2021, we view income from government grants as non-recurring gains and do not expect to receive any significant income in the future from government grants, other than the potential forgiveness of some of these outstanding loans received in the U.S.
Income from COVID-Related Rent Concessions
Income from COVID-related rent concessions relates to the reduction in lease payments, which we obtained under certain lease obligations due to the impact of the COVID-19 pandemic. These concessions were obtained as a result of the initial onset of COVID-19 in the first quarter of 2020. We view income from COVID-related rent concessions as a one-time gain and do not expect to receive any additional COVID-related rent concession income in the future.
Finance Income
Finance income primarily consists of gains on extinguishment of debt, gain on derecognition of lease liabilities, and interest income. We expect our finance income will vary from period to period for the foreseeable future depending on circumstances surrounding our financial liabilities.
Finance Costs
Finance costs primarily consist of interest expense on bank loans and overdrafts, interest expense on debt, leasing arrangements, unrealized foreign exchange losses on lease liabilities, and finance expense on financial liabilities valued at fair value through profit or loss. We expect our finance costs to increase to the extent we incur new funding and/or lease liabilities and decrease upon receipt of cash and cash equivalents and the conversion of our existing convertible loan into equity, after giving effect to the consummation of the Business Combination.
Share Listing Expense

Share Listing Expense consists of a one-time non-cash expense of $74.4 million, recognized as a share listing expense in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022, based on the excess of the fair value of Selina Hospitality PLC shares issued considering a fair value of $9.75 per share (opening stock price of Selina Hospitality PLC shares at the Closing Date) over the fair value of BOA's identifiable net assets acquired. Such expense is purely related to the business combination and is not expected to be incurred in the future.

Gain on Net Monetary Position
Gain on net monetary position relates to the increase in purchasing power of our Argentinian subsidiaries, which operate in a hyperinflationary economy when a restatement of assets in the functional currency as of a particular balance sheet date is made.
Share of Profit/(Loss) in Associates
Share of profit/(loss) in associates relates to our share of loss in the operations of entities over which we have significant influence.
Other Non-Operating Income / (Expense), Net
Other non-operating income / (expense) relates to income or expense from non-operating activities which may occur from time to time including income or loss from asset sales.
Income Tax Expense
Income tax expense relates to applicable tax rates and tax laws to which we are subject in respect of income, and includes current and deferred taxes. We are taxed under the tax laws in the U.K. We have a substantial business presence in many countries around the globe including U.S., Mexico, Colombia, Panama, and Brazil. Our subsidiaries are taxed according to tax laws in the countries of their residence. Our consolidated tax rate depends on the geographical mix of where its profits/losses are generated.

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.
Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets have not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.
Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.
We apply International Financial Reporting Interpretations Committee 23 to recognize and measure uncertain tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax positions within income tax expense. We expect current income tax will increase to the extent more subsidiaries start to become profitable. We intend to utilize carried forward tax losses to reduce future tax liabilities.

Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021
The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Rooms	$108,602	$51,335
Food & beverage	50,192	31,361
Other, net	25,141	10,041
Total revenue	183,935	92,737
Cost of sales	(25,370)	(11,311)
Payroll and employee expenses	(95,870)	(57,162)
Insurance, utilities and other property maintenance costs	(45,945)	(31,480)
Legal, marketing, IT and other operating expenses	(49,556)	(33,676)
Depreciation and amortization	(32,964)	(31,235)
Total cost and expenses	(249,705)	(164,864)
Loss from operations activity before impairment, government grants and COVID-related concessions	(65,770)	(72,127)
Impairment and write-off of non-current assets	(12,695)	(11,153)
Government grants	1,739	2,099
Loss from operations activity	(76,726)	(81,181)
Finance income	75,021	90
Finance costs	(123,251)	(102,914)
Share listing expense	(74,426)	—
Gain on net monetary position	3,178	1,725
Share of profit / (loss) in associates	84	62
Other non-operating income / (expense), net	2,480	(661)
Loss before income taxes	(193,640)	(182,879)
Income tax expense	(4,442)	(2,844)
Net loss	$(198,082)	$(185,723)
Revenue
The following table summarizes Selina’s revenue for the periods presented:

	Year ended December 31,		Variance
	2022	2021	$	%
	(in thousands)
Rooms	$108,602	$51,335	$57,267	111.6%
Food and beverage	$50,192	$31,361	$18,831	60.0
Other, net	$25,141	$10,041	$15,100	150.4
Total Revenues	$183,935	$92,737	$91,198	98.3%
Revenue increased approximately $91.2 million, or 98.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. On a same store basis (locations operating for the entire comparable periods), revenue increased by $48.1 million, or approximately 56.8%, driven by an increase in occupancy, from 33.2% to 51.1%, and an increase in

TRevPABs from 4,695 to 7,258. Remote Year in the year ended December 31, 2022, contributed with $10.3 million vs $4.5 million in the year ended December 31, 2021.
Cost of Sales
Cost of sales increased approximately $14.1 million, or 124.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Remote Year contributed in the year ended December 31, 2022 with $6.3 million to the increase in cost of sales with the remaining increase mainly due to the increase in food and beverage sales over the same period.
Payroll and Employee Expenses
Payroll and employee expenses increased approximately $38.7 million, or 67.7%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to costs related to additional headcount. The increase in payroll and employee expenses included a $30.9 million increase in wages and salaries, a $7.4 million increase in social security costs and employee benefits and travel, and a $0.4 million decrease in stock compensation resulting from new incentive plans approved in the year ended December 31, 2022. Excluding payroll and employee expenses at corporate level, for the year ended December 31, 2022, the unit level labor costs were 50.8 million or 29.3% of unit level revenue compared to the year ended December 31, 2021, with $26.2 million or 29.8% of unit level revenue.
Insurance, Utilities and Other Property Maintenance Costs
Insurance, utilities and other property maintenance costs increased approximately $14.5 million, or 46.0%, in the year ended December 31, 2022 compared to the year ended December 31, 2021. But, as a percentage of revenue reduced from 33.9% to 25.0%. Fixed costs remained relatively stable, whereas the variable operating costs including maintenance fees, electricity, gas, laundry, linen, cleaning supplies and security among others accounted for 108.5% of the year-over-year increase in costs and resulted from the increase in rooms, food and beverage and other revenue realized in the year ended December 31, 2022.
Legal, Marketing, IT and Other Operating Expenses
Legal, marketing, IT and other operating expenses increased approximately $15.9 million, or 47.2%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Non-recurring public company readiness costs contributed to $4.4 million of the increase year-over-year with $7.1 million comprising sales and marketing costs, $3.8 million comprising Information Technology expenses and the remainder primarily due to incremental other operating costs associated with new properties which opened during the year ended December 31, 2022, and with the growth in bookings and in our non-rooms services during the period.
Depreciation and Amortization
Depreciation and amortization increased approximately $1.7 million, or 5.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the increase in property plant and furniture.
Impairment and Write-Off of Non-Current Assets
Impairment and write-off of non-current assets increased approximately $1.5 million, or 13.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to i) an increase in the number of right of use assets impaired in the period, offset by the reversal of impairment losses previously recognized and ii) a decrease in property, equipment and furniture write-offs. The impairment loss of $14.2 million in the year ended December 31, 2022, related to right-of-use assets ($5.1 million in the year ended December 31, 2021) represents impairment losses on 13 properties (11 properties for the year ended December 31, 2021). In addition, the right-of-use assets impairment loss is offset by reversals of impairment losses previously recognized of $4.2 million in the year ended December 31, 2022 ($0 million in the year ended December 31, 2021), which represent impairment reversals on 7 properties (0 properties in the year ended December 31, 2021). Property, equipment and furniture and other non current assets write-offs in the year ended December 31, 2022 represents approximately $2.7 million ($6.1 million in the year ended December 31, 2021).

Government Grants
Government grants were approximately $1.7 million and $2.1 million in the years ended December 31, 2022 and December 31, 2021, respectively. These represent certain COVID-19 governmental aids received in the form of subsidies and loans. These include: subsidies delivered by the UK for property and labor remuneration assistance; loans granted by the Government of Peru that were issued at a flat rate with deferrable payment periods for employee compensation commitments and general operating expenses; and in the U.S., loan proceeds under the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act and is administered through the Small Business Administration (“SBA”). Government loans that met eligibility criteria for forgiveness were recognized as income from government grants.
Finance Income
Finance income was $74.9 million, for the year ended December 31, 2022, compared to $0.1 million the year ended December 31, 2021. The increase in finance income was primarily due to gains on extinguishment of debt of $8.8 million, gains on derecognition of lease liabilities of $1.5 million, and finance income on the Convertible Note Investment 2022 ("CLN 2022") of $64.7 million, which is measured at fair value. There were no gains on extinguishment of debt and on derecognition of lease liabilities in the year ended December 31, 2021.
Finance Costs

Finance costs increased approximately $20.3 million, or 19.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase in the year ended December 31, 2022, was primarily due to a $14.1 million increase in interest expense on debt related to convertible financial instruments, an additional $16.9 million in interest expense on loans from debtholders, Real Estate Partner Loans and bank and government loans, a $5.7 million increase in interest expense on lease liabilities, and an increase in finance expense on financial liabilities at fair value through profit or loss of $10.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. These increases were offset by a $8.0 million decrease in unrealized foreign exchange losses on revaluation of lease liabilities. Additionally, in the year ended December 31, 2021, there was an $18.5 million loss on extinguishment of debt related to amendments to the Term Loan Agreement.
Share Listing Expense

A one-time non-cash expense of $74.4 million was recognized as a share listing expense in the Consolidated Statement of Profit or Loss for the year ended December 31 2022, based on the excess of the fair value of Selina Hospitality PLC shares issued considering a fair value of $9.75 per share (opening stock price of Selina Hospitality PLC shares at the Closing Date) over the fair value of BOA's identifiable net assets acquired.
Gain on Net Monetary Position
Gain on net monetary position increased approximately $1.5 million, or 84.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to adjustments reflecting the purchasing power of the assets of our Argentinian subsidiaries.
Share of Profit / (Loss) in Associates
Share of profit / (loss) in associates increased approximately $0.02 million, or 35.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to improvement in the operating performance of the associate entities.
Other Non-Operating Income / (Expense), Net
Other non-operating income increased approximately $3.1 million, or 475.2%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to a net gain attributable to lease agreement indemnities and other non-operating income.

Income Tax Expense
Income tax expense increased approximately $1.6 million, or 56.2%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in provision for uncertain tax positions, an increase in the number of countries with pre-tax profits and allowance on deferred taxes.
Comparison of the Years Ended December 31, 2021 and 2020
The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2021	2020
	(in thousands)
Rooms	$51,335	$22,797
Food & beverage	31,361	9,939
Other, net	10,041	2,425
Total revenue	92,737	35,161
Cost of sales	(11,311)	(3,762)
Payroll and employee expenses	(57,162)	(40,869)
Insurance, utilities and other property maintenance costs	(31,480)	(11,928)
Legal, marketing, IT and other operating expenses	(33,676)	(26,142)
Depreciation and amortization	(31,235)	(21,612)
Total cost and expenses	(164,864)	(104,313)
Loss from operations activity before impairment, government grants and COVID-related concessions	(72,127)	(69,152)
Impairment and write-off of non-current assets	(11,153)	(19,731)
Government grants	2,099	1,437
Income from COVID-related concessions	—	2,854
Loss from operations activity	(81,181)	(84,592)
Finance income	90	7,193
Finance costs	(102,914)	(61,853)
Gain on net monetary position	1,725	2,256
Share of profit / (loss) in associates	62	(42)
Other non-operating income / (expense), net	(661)	—
Loss before income taxes	(182,879)	(137,038)
Income tax expense	(2,844)	(2,265)
Net loss	$(185,723)	$(139,303)

Revenue

The following table summarizes Selina’s revenue for the periods presented:

	Year ended December 31,		Variance
	2021	2020	$	%
	(in thousands)
Rooms	$51,335	$22,797	$28,538	125.2%
Food and beverage	$31,361	$9,939	$21,422	215.5
Other, net	$10,041	$2,425	$7,616	314.1
Total Revenues	$92,737	$35,161	$57,576	163.7%

Revenue increased approximately $57.6 million, or 164%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in revenue was primarily a result of the recovery in travel globally from depressed levels in 2020 due to the COVID-19 pandemic, which restricted and limited travel, as well as revenue from new locations opened and acquisitions completed in the year ended December 31, 2021. On a same-store basis (locations operating for the entire comparable periods), revenue increased by $29.8 million, or approximately 89.1% driven by an increase in occupancy, from 19.3% to 32.1%, and an increase in TRevPABs from 1,241 to 4,417. The acquisitions of Remote Year and R.A.Y. Enterprise Michmoret Ltd. in the year ended December 31, 2021, contributed $4.5 million and $0.4 million, respectively to the increase in revenue year-over-year.

Cost of Sales

Cost of sales increased approximately $7.5 million, or 201%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The acquisition of Remote Year in the year ended December 31, 2021, contributed $2.5 million to the increase in cost of sales with the remaining increase due to the increase in food and beverage sales over the same period.

Payroll and Employee Expenses

Payroll and employee expenses increased approximately $16.3 million, or 40%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to costs related to additional headcount and a return to full salaries after COVID-related reductions and furloughs in the year ended December 31, 2020. The increase in payroll and employee expenses included a $13.8 million increase in wages and salaries and a $4.4 million increase in social security costs and stock compensation resulting from an increase in headcount, offset by a decrease of $1.9 million in employee benefits and travel. Excluding payroll and employee expenses at corporate level, for the year ended December 31, 2021 the unit level labor costs were $26.2 million or 29.8% of unit level revenue compared to the year ended December 31, 2020, with $13.9 million or 39.5% of unit level revenue.

Insurance, Utilities and Other Property Maintenance Costs

Insurance, utilities and other property maintenance costs increased approximately $19.6 million, or 164%, in the year ended December 31, 2021, compared to the year ended December 31, 2020. Variable operating costs including maintenance fees, electricity, gas, laundry, linen, cleaning supplies and security among others accounted for 75% of the year-over-year increase in costs and resulted from the increase in rooms, food and beverage and other revenue realized in the year ended December 31, 2021. The acquisition of Remote Year and a non-income tax provision accounted for $1.4 million and $3.5 million of the increase, respectively.

Legal, Marketing, IT and Other Operating Expenses

Legal, marketing, IT and other operating expenses increased approximately $7.5 million, or 29%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Non-recurring public company readiness costs accounted for $3.3 million of the increase with $2.0 million comprising Remote Year’s marketing costs and the remainder primarily due to incremental costs associated with new properties which opened during the year ended December 31, 2021.

Depreciation and Amortization

Depreciation and amortization increased approximately $9.6 million, or 45%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in the value of right-of-use assets from

$283.1 million at December 31, 2020 to $311.6 million at December 31, 2021. As a result, depreciation expense on right-of-use assets increased by $7.8 million in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Impairment and Write-Off of Non-Current Assets

Impairment and write-off of non-current assets decreased approximately $8.6 million, or 43%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, of which $5.5 million was primarily due to a decrease in the number of impaired right-to-use assets impacted by COVID-19 in the prior year. Impairment loss of $5.1 million recognized in the year ended December 31, 2021, accounted for impairment losses on 11 properties compared to impairment loss of $10.6 million in the year ended December 31, 2020, on 21 properties.

Government Grants

Government grants were approximately $2.1 million and $1.4 million in the year ended December 31, 2021 and the year ended December 31, 2020, respectively. The $1.4 million of governmental grants we received in the year ended December 31, 2020, represent certain COVID-19 governmental aids, in the form of subsidies and loans. These include: subsidies delivered by the UK for property and labor remuneration assistance; loans granted by the Government of Peru that were issued at a flat rate with deferrable payment periods for employee compensation commitments and general operating expenses; and in the U.S., loan proceeds under the PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act and is administered through the SBA.

Income from COVID-related Rent Concessions

Income from COVID-related rent concessions was nil for the year ended December 31, 2021, compared to $2.8 million in the year ended December 31, 2020. As income from COVID-related rent concessions relates to the reduction in lease payments obtained due to the impact of the COVID-19 pandemic, this income was a one-time gain in the year ended December 31, 2020. We did not receive any additional COVID-related rent concessions in the year ended December 31, 2021.

Finance Income

Finance income decreased approximately $7.1 million, or 99%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease in finance income was primarily due to gains on extinguishment of debt of $2.7 million and on derecognition of lease liabilities of $4.5 million, which occurred only in the year ended December 31, 2020. There were no gains on extinguishment of debt and on derecognition of lease liabilities in the year ended December 31, 2021.

Finance Costs

Finance costs increased approximately $41.1 million, or 66%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in the year ended December 31, 2021, was primarily due to a $1.2 million decrease in interest expense on debt related to the Term Loan Agreement, a $16.7 million increase on the Convertible Loan Notes and an additional $6.4 million in loans from debtholders and bank and government loans, a $6.9 million increase in interest expense on lease liabilities, and a $1.1 million increase in unrealized foreign exchange losses on revaluation of lease liabilities. Additionally, in the year ended December 31, 2021, there was an $18.5 million loss on extinguishment of debt related to amendments to the Term Loan Agreement which provide for the conversion of the loan into equity upon the consummation of an equity financing (see “Liquidity and Capital Resources—Loans and Borrowings and Convertible Debt—Term Loan Agreement”). These increases in finance costs were offset by a decrease in finance expense on financial liabilities at fair value through profit or loss of $7.3 million for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Gain on Net Monetary Position

Gain on net monetary position decreased approximately $0.5 million, or 24%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to adjustments reflecting the purchasing power of the assets of our Argentinian subsidiaries.

Share of Profit / (Loss) in Associates

Share of profit / (loss) in associates increased approximately $0.1 million, or 248%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to improvement in the operating performance of the associate entities.

Other Non-Operating Income / (Expense), Net

Other non-operating expense increased approximately $0.7 million, or 100%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to a net loss on sale of assets.

Income Tax Expense

Income tax expense increased approximately $0.6 million, or 26%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in provision for uncertain tax positions and allowance on deferred taxes assets.

Segment Reporting
Year ended December 31, 2022, December 31, 2021 and December 31, 2020

The operating segments are identified on the basis of information that is reviewed by the Chief Operating Decision Maker ("CODM"), the Group's CEO, to make decisions about resources to be allocated and assess its performance. The CODM evaluates and examines Selina's business activity and its performance by analyzing its operations in each country, therefore each country is determined to be an operating segment.

Operating segments which exhibited similar economic characteristics, such as future economic growth, currency volatility, similar expected long-term margins etc., were aggregated by their main regions, resulting in the following reportable segments: Mexico, South America, North America (the U.S.), Central America, Europe & Africa, Israel and Asia Pacific (APAC). Within each operating segment, the CODM also reviews the Revenue and Gross Operating Profit ("GOP") performance of its three main hotel operating product lines: Rooms, Food and Beverage ("F&B") and Other (mainly includes tours and transportation, retail, wellness activities and co-working). In addition, Remote Year, a separate business activity with a different source of income and operating model, is reported as a separate operating segment.

Additionally, the aggregation of similar economic characteristics by their main regions changed in 2022 due to the Group's internal reorganization. Thus, the corresponding items of segment information for earlier periods has been recast to match current year presentation.

Segment performance is evaluated based on Gross Operating Profit / (Loss), Unit Level EBITDAR and Unit-Level Operating Profit / (Loss). GOP is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labor costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment ("OS&E"), utilities, security, etc. Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, GOP minus other non-operating unit level expenses such as property insurance and property taxes). Unit-Level Operating Profit / (Loss) is defined as Unit Level EBITDAR minus Rent Expense. For segment reporting purposes, and CODM unit level performance assessment purposes, Rent is treated as an operating expense (meaning not applying IFRS 16 to leases). Unit level performance metrics do not include (i) non-cash compensation expense, (ii) impact of corporate overhead costs, which are reviewed and monitored separately, and (iii) pre-opening expenses (operating costs incurred prior to opening a new location).

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Group's headquarter assets and related costs, are managed on a group basis.

The CODM does not review segment assets and liabilities, as they are managed at a group level.

	Year ended December 31, 2022
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	15,919	25,013	14,660	17,358	15,269	17,505	2,256	107,979	—	623	108,602
Gross Operating Profit / (Loss)	7,083	8,893	3,731	6,740	4,338	4,084	571	35,441	—	—	35,441

Food & Beverage
Revenue	11,400	9,026	5,448	12,859	4,542	6,678	622	50,576	—	(384)	50,192
Gross Operating Profit / (Loss)	(1,045)	(727)	(2,384)	(517)	(1,300)	(1,909)	(244)	(8,126)	—	—	(8,126)

Other
Revenue	2,446	4,043	1,095	5,891	1,442	1,032	192	16,140	10,422	(1,421)	25,141
Gross Operating Profit / (Loss)	1,446	2,174	1,089	1,858	1,073	196	170	8,006	(2,915)	—	5,091

All Selina products
Revenue	29,764	38,081	21,203	36,108	21,253	25,215	3,070	174,695	10,422	(1,182)	183,935
Gross Operating Profit / (Loss)	7,483	10,341	2,437	8,080	4,111	2,372	497	35,320	(2,915)	—	32,405
Unit Level EBITDAR	7,954	9,113	192	8,665	3,986	1,779	332	32,021	(2,915)	—	29,106
Rent	(4,779)	(9,947)	(6,961)	(4,130)	(8,092)	(4,402)	(410)	(38,721)	—	—	(38,721)
Unit-Level Operating Profit / (Loss)	3,175	(835)	(6,769)	4,536	(4,106)	(2,623)	(78)	(6,700)	(2,915)	—	(9,615)
Rent add-back											38,721
Pre-opening Expenses											(7,493)
Corporate Overhead											(37,862)
Non-Cash compensation expense											(6,886)
Non-recurring public company readiness cost											(7,585)
Provision for tax risks (non-income tax related)											(2,084)
Depreciation and amortization											(32,964)
Impairment and write-off of non-current assets											(12,695)
Government grants											1,739
Finance income / (expense), net											(48,230)
Share Listing Expense											(74,426)
Non operational income											5,743
Income Tax											(4,442)
Net Operating Income/(Loss)											(198,082)

	Year ended December 31, 2021 - Re-casted
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	10,264	10,121	6,576	11,250	7,673	4,407	3	50,293	—	1,042	51,335
Gross Operating Profit / (Loss)	4,128	2,078	1,505	3,887	862	784	(5)	13,239	—	—	13,239

Food & Beverage
Revenue	10,093	4,626	4,576	8,161	2,137	1,818	—	31,410	—	(49)	31,361
Gross Operating Profit / (Loss)	(694)	(1,157)	(1,665)	(329)	(664)	(756)	—	(5,264)	—	—	(5,264)

Other
Revenue	1,552	2,455	483	3,289	1,732	398	—	9,909	4,522	(4,390)	10,041
Gross Operating Profit / (Loss)	841	1,719	480	1,330	1,532	77	—	5,979	(1,375)	—	4,604

All Selina products
Revenue	21,909	17,202	11,635	22,699	11,541	6,624	3	91,613	4,522	(3,397)	92,737
Gross Operating Profit / (Loss)	4,275	2,641	320	4,888	1,730	106	(5)	13,955	(1,375)	—	12,579
Unit Level EBITDAR	4,081	1,391	(1,428)	4,626	1,353	15	(5)	10,033	(1,375)	—	8,657
Rent	(5,470)	(6,586)	(4,194)	(3,401)	(6,158)	(2,176)	—	(27,985)	—	—	(27,985)
Unit Level Operating Profit / (Loss)	(1,390)	(5,194)	(5,622)	1,225	(4,805)	(2,160)	(5)	(17,952)	(1,375)	—	(19,327)
Rent add-back											27,985
Pre-opening Expenses											(5,814)
Corporate Overhead											(30,678)
Non-Cash compensation expense											(6,224)
Non-recurring public company readiness cost											(3,347)
Provision for tax risks (non-income tax related)											(3,486)
Depreciation and amortization											(31,235)
Impairment and write-off of non-current assets											(11,153)
Government grants											2,099
Finance income / (expense), net											(102,824)
Non operational income											1,126
Income Tax											(2,844)
Net Operating Income/(Loss)											(185,723)

	Year ended December 31, 2020 - Re-casted
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	4,215	6,485	2,254	5,354	2,713	439	—	21,459	—	1,338	22,797
Gross Operating Profit / (Loss)	(508)	485	(742)	828	(1,025)	7	—	(956)	—	—	(956)

Food & Beverage
Revenue	1,335	2,453	350	3,332	1,978	231	—	9,678	—	261	9,939
Gross Operating Profit / (Loss)	(693)	(1,543)	(490)	(916)	(1,122)	(158)	—	(4,922)	—	—	(4,922)

Other
Revenue	835	1,624	621	1,491	1,302	6	—	5,880	—	(3,455)	2,425
Gross Operating Profit / (Loss)	637	1,101	619	549	1,190	1	—	4,096	—	—	4,096

All Selina products
Revenue	6,385	10,561	3,225	10,176	5,993	676	—	37,016	—	(1,856)	35,161
Gross Operating Profit	(565)	43	(613)	461	(958)	(150)	—	(1,783)	—	—	(1,783)
Unit Level EBITDAR	(1,538)	(1,663)	(2,644)	12	(1,795)	(195)	—	(7,823)	—	—	(7,823)
Rent	(5,114)	(5,013)	(3,574)	(2,236)	(4,551)	(271)	—	(20,760)	—	—	(20,760)
Unit Level Operating Profit / (Loss)	(6,652)	(6,676)	(6,219)	(2,224)	(6,347)	(466)	—	(28,583)	—	—	(28,583)
Rent add-back											20,760
Pre-opening Expenses											(3,894)
Corporate Overhead											(33,426)
Non-Cash compensation expense											(2,397)
Depreciation and amortization											(21,612)
Impairment and write-off of non-current assets											(19,731)
Government grants											1,437
Income from COVID-related concessions											2,854
Finance income / (expense), net											(54,660)
Non operational income											2,214
Income Tax											(2,265)
Net Operating Income/(Loss)											(139,303)

Non-IFRS Financial Measures
EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service

In addition to our results determined in accordance with IFRS, we believe that EBITDA and Adjusted EBITDA provide useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our core operating performance or results of operations. We also believe that Free Cash Flow before Debt Service provides useful information for management and investors to assess the cash-generating capacity or cash usage needs of the business before servicing its financial obligations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors, because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends, and because it provides consistency and comparability with past financial performance. However, management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as IFRS Net Loss, or Cash Flow from Operating Activities. Among other limitations of EBITDA and Adjusted EBITDA, these non-IFRS financial measures do not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate these measures differently, or use a different accounting standard such as US GAAP, which limits its usefulness as a comparative measure. Free Cash Flow before Debt Service, on the other hand, does reflect the impact of working capital requirements or capital expenditures.

EBITDA is defined as IFRS net profit (loss), excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related.

Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs.

The table below presents a reconciliation of IFRS net loss, which is the most directly comparable IFRS equivalent to EBITDA and Adjusted EBITDA for the periods presented.

	Year ended December 31,
	(In millions of US$)
	2022	2021	2020
IFRS Net loss	$(198.1)	$(185.7)	$(139.3)
Add (deduct):
Income taxes	$4.4	$2.8	$2.3
Finance income / (expense), net	48.2	102.8	54.7
Share listing expense	74.4	—	—
Depreciation and amortization	33.0	31.2	21.6
EBITDA	$(38.0)	$(48.8)	$(60.8)
Non-operational income, net	(5.7)	(1.1)	(5.1)
Impairments	12.7	11.2	19.7
Non-Cash compensation expense	6.9	6.2	2.4
Non-recurring public company readiness costs	7.6	3.3	—
Provision for tax risks (non-income tax related)	2.1	3.5	—
Adjusted EBITDA	$(14.5)	$(25.7)	$(43.8)

The table below presents a reconciliation of Free Cash Flow before Debt Service to Net Cash Used in Operating Activities, which is the most directly comparable IFRS equivalent.

	Year ended December 31,
	(In millions of US$)
	2022	2021	2020
Net cash used in operating activities	$(23.6)	$(30.7)	$(41.1)
Add (deduct):
Repayment on lease liabilities	$(44.4)	$(24.8)	$(15.9)
Net cash used in investing activities	(30.4)	(12.1)	(17.2)
Non-recurring public company readiness costs	7.6	3.3	—
Proceeds from partner loans	18.0	17.1	13.9
Free Cash Flow before Debt Service	$(72.8)	$(47.2)	$(60.3)

Liquidity and Capital Resources

Our primary source of liquidity and capital resources comes from cash and its financing activities. Our cash and cash equivalents are held in short-term deposits, mostly in USD ("USD" refers to U.S. dollars), in banks in the U.K., U.S., and Panama. As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of $47.7 million and $21.9 million, respectively, and outstanding loans and borrowings of $182.8 million and $246.5 million, respectively. Cash and cash equivalents include $2.0 million which is held in a debt service reserve account for a loan. As of December 31, 2022 we also had $20.6 million undrawn amounts under the $50 million loan facility entered into in November 2020 with Inter-American Investment Corporation, subject to compliance of covenants and other requirements, including borrowing based restrictions. As a result of the CLN 2022, the Company is required to maintain $15 million of unrestricted cash on a consolidated basis through February 27, 2024.

The Group’s current operating plan includes various assumptions concerning the level and timing of cash from operating, investing and financing activities. The Group’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) increase its average beds occupancy percentage, driving higher revenues for existing and new locations; (2) achieve profitability from its portfolio of hotels, by driving GOP and unit level margins through higher revenues and lower operating costs; (3) continue to reduce corporate overhead expenses as a percentage of total revenues; (4) maintain or enter into new agreements with its local real estate partners to finance its expansion plans; (5) reduce all other capex; (6) reduce its balance of deferred liabilities accumulated through the COVID impacted years; and (7) obtain sufficient additional capital, or secure other sources of funding from financial institutions for working capital or other long-term needs.

The Group has been working on securing additional liquidity resources in the near term in order to support its operating activities and meet its financial obligations.
Going Concern Consideration
We have incurred an accumulated deficit of $725.2 million from inception to December 31, 2022 ($519.0 million as of December 31, 2021), and the total shareholders’ deficit amounted to $163.6 million as of such date ($323.2 million as of December 31, 2021). Our current assets amounted to $79.7 million as of December 31, 2022 ($46.4 million as of December 31, 2021) and our current liabilities amounted to $188.9 million as of such date ($214.1 million as of December 31, 2021) and our financial debt was $182.8 million as of December 31, 2022 ($246.5 million as of December 31, 2021) of which $45.6 million was current financial debt as of such date ($19.5 million as of December 31, 2021). In addition, we are a growth company and do not yet have sufficient revenue to cover our operating expenses. These factors raise substantial doubt about our ability to continue as a going concern for a period of 12 months following the date of this Annual Report. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with increased revenue and through the capital markets, when necessary. While we intend to obtain the necessary financing and generate revenue to fund our operations and achieve commercial goals, there are no assurances that such additional funding will be achieved and that we will succeed in our future operations.

In March 2023, we held a general meeting at which shareholders passed ordinary and special resolutions authorizing the directors to allot, on a non-preemptive basis, up to 60,900,000 Ordinary Shares for fundraising and other initiatives. The authority will, unless renewed, varied or revoked, expire on March 8, 2028, save that Selina shall be entitled to, before such expiry date, enter into agreements before such date that require equity securities to be allotted after such date, notwithstanding that the authority conferred by the resolutions has expired.
Cash Flows
The following table shows a summary of our audited consolidated cash flows for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Operating activities	$(23,611)	$(30,737)	$(41,116)
Investing activities	$(30,437)	$(12,125)	$(17,155)
Financing activities	$83,878	$51,233	$57,073
Effect of changes in exchange rates on cash & cash equivalents	$(4,084)	$—	$—
Net increase (decrease) in cash and cash equivalents	$25,746	$8,371	$(1,198)
Cash Used in Operating Activities
During the years ended December 31, 2022 and 2021, we incurred operating losses before impairment, government grants and COVID-related concessions of $65.8 million and $72.1 million, respectively. Our negative cash flow from operating activities was $23.6 million for the year ended December 31, 2022, and $30.7 million for the year ended December 31, 2021. The decrease in cash used of $7.1 million was primarily due to an improvement of $8.1 million in Loss from operations activity before impairment, government grants and COVID-related concessions, net of depreciation and amortization, together with a worsening of working capital of $0.6 million.

During the years ended December 31, 2021 and 2020, we incurred operating losses before impairment, government grants and COVID-related concessions of $72.1 million and $69.2 million, respectively. Our negative cash flow from operating activities was $30.7 million for the year ended December 31, 2021, and $41.1 million for the year ended December 31, 2020. The decrease in cash used of $10.4 million was primarily due to an improvement of $6.6 million in Loss from operations activity before impairment, government grants and COVID-related concessions, net of depreciation and amortization, together with an improvement in working capital of $0.9 million.
Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was $30.4 million, compared to $12.1 million for the year ended December 31, 2021. The increase of approximately $18.3 million was primarily due to an increase of approximately $14.0 million in purchases of property, equipment and furniture and security deposits paid and a decrease of approximately $3.4 million in the proceeds from sales of property, equipment and furniture.

Net cash used in investing activities for the year ended December 31, 2021, was $12.1 million, compared to $17.2 million for the year ended December 31, 2020. The decrease of approximately $5.0 million was primarily due to a decrease in purchases of property, equipment and furniture and an increase in the proceeds from sales of property, equipment and furniture.
Cash Provided by Financing Activities

For the year ended December 31, 2022, Selina’s net cash provided by financing activities was $83.9 million, representing an increase of approximately $32.6 million to net cash provided by financing activities for the year ended December 31, 2021, primarily due to an increase net in repayment of loans and interest of approximately $28.9 million, an increase in proceeds from convertible notes and capital contributions of approximately $88.6 million offset by an increase in repayment of lease liabilities and transaction costs of equity raise of approximately $27.1 million.

For the year ended December 31, 2021, Selina’s net cash provided by financing activities was $51.2 million, representing a decrease of approximately $5.8 million to net cash provided by financing activities for the year ended December 31, 2020, primarily due to an increase in repayment of lease liabilities offset by an increase in loans and convertible note proceeds as well as interest paid.
Business Combination and Related Transactions
Effective October 27, 2022, we and our wholly owned subsidiary, Merger Sub, completed the previously announced Business Combination with BOA and the transactions ancillary thereto. In connection with the completion of the Business Combination, Merger Sub merged with and into BOA, with BOA surviving the Business Combination as our wholly owned subsidiary. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the securityholders of BOA immediately prior to such completion became securityholders of Selina, pursuant to the terms of the Business Combination Agreement.

In connection with the completion of the Business Combination, in addition to the 82,261,678 Ordinary Shares that were held by or issued to legacy shareholders of the Company after the share-subdivision effected as part of the Business Combination, we also:

(i)issued 953,999 to holders of BOA Class A Common Stock who did not redeem their shares,
(ii)issued 5.45 million Ordinary Shares to the PIPE Investors and 1.23 million additional Ordinary Shares in exchange for early payment fees owed to the Investors at a price per share of $10.00,
(iii)issued 0.37 million Ordinary Shares pursuant to the warrants issued in connection with a committed bridge loan facility and 0.45 million Ordinary Shares in exchange for a portion of BOA's underwriter fees and,
(iv)issued 5.75 million Ordinary Shares to former holders of the BOA Class B Common Stock.
2022 Convertible Notes

Furthermore, in connection with the completion of the Business Combination, we issued and sold $147.5 million aggregate principal amount of Convertible Notes to the Convertible Note Investors (the 2022 Convertible Note Investments) for an aggregate purchase price equal to $118.0 million. As additional consideration for the purchase price, the Convertible Note

Investors received, among other things, 4,274,929 newly issued Convertible Note Warrants. Also, in connection with the execution of the subscription agreements for the Convertible Notes, the Convertible Note Investors entered into letter agreements with BOA’s Sponsor, pursuant to which the Sponsor agreed to transfer to such investors, at the closing of the Business Combination, 899,125 shares of the 5.75 million shares of BOA Class B Common Stock owned by the Sponsor, and ultimately Selina Ordinary Shares were issued in exchange therefore as noted above.
Pursuant to the subscription agreements entered into in connection with the 2022 Convertible Note Investments, we entered into the Indenture with Wilmington Trust, National Association, as the trustee. The 2022 Convertible Notes bear interest at a rate of 6.00% per annum, payable semi-annually, and are convertible into Ordinary Shares at a conversion price of $11.50 per share in accordance with the terms of the Indenture, and will mature four years after their issuance.
We may, at our election, force conversion of the 2022 Convertible Notes after the first anniversary of the issuance of the 2022 Convertible Notes, subject to a holder’s prior right to convert, if the last reported sale price of Ordinary Shares is greater than or equal to 140% of the conversion price for at least 20 trading days during the period of 30-consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter, and the 30-day average daily trading volume of the Ordinary Shares ending on, and including, the last trading day of the applicable exercise period is greater than or equal to $3,000,000 for the first two years after the issuance of the 2022 Convertible Note, and $2,000,000 thereafter. Following certain corporate events that occur prior to the maturity date, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2022 Convertible Note in connection with such a corporate event or has its 2022 Convertible Note mandatorily converted, as the case may be. In addition, in the event that a 2022 Convertible Note Holder elects to convert its 2022 Convertible Notes, or in the event of a mandatory conversion, prior to the third anniversary of the issuance of the 2022 Convertible Notes, we will be obligated to pay an amount equal to twelve months of interest, which are payable in cash or Ordinary Shares, as set forth in the Indenture.

In addition to the Convertible Note Warrants, BOA assigned to the Company, and the Company assumed, 7,666,666 publicly traded warrants to purchase Ordinary Shares of the Company at an exercise price of $11.50 per share, and 6,575,000 private placement warrants to purchase Ordinary Shares of the Company at an exercise price of $11.50 per share, which were originally issued by BOA to the Sponsor in a private placement concurrent with the initial public offering of BOA.
2020 Convertible Notes
In March 2020, we and Selina One entered into a Convertible Note Instrument with certain noteholders (the “Convertible Note Instrument”) for the issuance of up to $90 million principal amount of 10% fixed rate guaranteed secured convertible redeemable loan notes due 2023 (the “2020 Notes”). In July 2021, we, Selina One and certain of the required noteholders agreed to increase the aggregate principal amount issuable under the Convertible Note Instrument from $90 million to $125 million. The Convertible Note Instrument is guaranteed by, among other things, a pledge of the shares of Selina One. Interest under the 2020 Notes accrues on a payment-in-kind basis at a rate of 10% per annum and capitalizes on a quarterly basis based on the date of issuance of each 2020 Note.

Most of the principal and interest represented by the 2020 Notes issued under Convertible Loan Note Instrument converted into equity upon the closing of the Business Combination, with the $36 million of the proceeds being reinvested into New Notes issued under the Indenture. Only $1.2 million of 2020 Notes under the Convertible Note Instrument, held by one investor, remained unpaid ($0.8 million as of December 31 2022).

As of December 31, 2022 and 2021 the carrying amount, at amortized cost, of the note liability component of the Convertible Note Instrument was nil and $86.7 million, respectively.
Mexico notes
On April 20, 2020, Selina Hospitality Operations Mexico, S.A. de C.V., as the borrower (“Selina Mexico”), we, and Selina One entered into a convertible loan note instrument constituting $5 million principal amount, 10% fixed-rate guaranteed secured convertible redeemable loan notes due 2023 (the “Mexico Note Instrument”). CIBanco, S.A. Institución de Banca Múltiple ("CIBanco"), is the only noteholder under this instrument and subscribed for a total of $11.2 million under the Mexico Note Instrument. The terms and conditions of the Mexico Note Instrument are substantially similar to the Convertible Note Instrument, except that the debt is convertible into shares of Selina Mexico. The parties to the Mexico Note Instrument also entered into a Put and Call Option Agreement, originally dated January 15, 2018, and amended and restated on April 28, 2020 (the “Put and Call Option Agreement”), that allows the noteholder to convert its equity in Selina

Mexico into equity in Selina, subject to the terms therein. All of the debt that was subject to the Mexico Note Instrument converted into Ordinary Shares at Closing of the Business Combination.

At the Closing of the Business Combination, the principal and interest under the Mexico Note Instrument was exchanged for New Notes (the "2022 Convertible Note Investments") issued under the Indenture, with the remaining amounts payable thereunder being repaid in cash, and the Mexico Note Instrument was fully satisfied and discharged.
As of December 31, 2022 and 2021, the carrying amount, at amortized cost, of the note liability component of the Mexico Note Instrument was nil and $10.6 million, respectively.
2020 Warrants
In connection with the issuance of the notes under the Convertible Note Instrument and the Mexico Note Instrument, we issued warrants to certain holders of such notes pursuant to a warrant instrument, dated March 25, 2020, which was subsequently amended and restated in October 2021. All of the warrants were exercised and converted into Ordinary Shares at Closing of the Business Combination.
Term Loan Agreement
In January 2018, we and Selina One entered into a Term Loan Agreement (as amended from time to time, the “Term Loan Agreement”) with certain lenders thereunder (collectively, the “Lenders”), including CIBanco, Gomez Cayman SPV Limited ("Gomez Cayman"), and 166 2nd LLC ("166"), as well as the security agent, GLAS Trust Corporation Limited. Originally, the Term Loan Agreement accrued interest at a rate of 12% per annum until the end of April 2021. The Term Loan Agreement was comprised of two separate tranches, each of which had a term of five years from date of initial funding under such tranche. Pursuant to the terms of an Intercreditor Agreement dated March 31, 2020, entered into among us and the parties to the Convertible Note Instrument and Term Loan Agreement (the “Intercreditor Agreement”), the interest rate increased by 2% for each three-month period starting from May 1, 2021, until reaching a cap of 18%.
In March and April 2020, we signed a cashless rollover agreement with three of the Lenders, pursuant to which $30.3 million in principal and interest under the Term Loan Agreement was converted into the Convertible Note Instrument described above. After giving effect to such conversion, the outstanding principal and interest under the Term Loan Agreement as of June 30, 2022, December 31, 2021 and December 31, 2020, was $38.2 million, $34.3 million and $32.2 million, respectively.
In July 2021, the Term Loan Agreement was amended to provide for, among other things, the automatic conversion of the principal and interest outstanding thereunder into Ordinary Shares upon the consummation of the Business Combination and certain other milestone events, subject to certain conditions set forth therein. In October 2021, the Term Loan Agreement was amended again, which amendment became effective on December 2, 2021, to modify the automatic conversion trigger and the parameters for an equity financing transaction in particular, and to incorporate fee letters that provide for the payment to the lenders of certain fees should Selina undergo a public listing under certain circumstances. All of the principal and interest outstanding under the Tern Loan Agreement was converted to Ordinary Shares at Closing of the Business Combination and the Term Loan was fully satisfied and discharged.

Business Combination Credit Facility

In connection with the Business Combination, in November 2021, we entered into a committed bridge loan facility (the “BCA Bridge Loan”) with HG Vora Special Opportunities Master Fund, Ltd., as lenders, under which we had the right (but not the obligation), subject to the completion of certain conditions precedent, to draw up to $25 million between December 15, 2021 and May 30, 2022. The interest rate on each draw was 10%, payable up-front, and the lenders were entitled to receive warrants issued by us in an amount equivalent to 15% of the amount drawn. All draws under the facility were made and the debt was repaid and discharged in full at Closing of the Business Combination. Also, all of the warrants issued to the lender were converted into Ordinary Shares at the Closing of the Business Combination.
Off-Balance Sheet Arrangements
As described above, from time-to-time we will partner with local capital partners that provide funding to allow us to lease and convert properties into Selina-branded properties. In some cases, we may issue guarantees to third-party property owners, lessors, or funding partners to secure management and lease agreements and/or funds to convert properties to

Selina-branded hotels. Due to the application of IFRS 16, all potential lease liabilities have been recognized on the consolidated balance sheet. We expect to enter into such arrangements in the ordinary course of business. No other material contingent liabilities or off-balance sheet arrangements have been identified. We believe the possibility of any outflows related to contingent liabilities is remote.
Indemnification Agreements
In the ordinary course of business, we include limited indemnification provisions under certain agreements with parties with whom we have commercial relations of varying scope and terms. Under these contracts, we may indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with breach of the agreements or intellectual property infringement claims made by a third party, including claims by a third party with respect to our domain names, trademarks, logos, and other branding elements to the extent that such marks are applicable to its performance under the subject agreement. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.
In addition, we have entered into indemnification agreements with certain of our directors, executive officers, and other employees that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, executive officers, or employees.
Critical Accounting Estimates
Selina’s financial statements are prepared in compliance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires Selina to make estimates and assumptions that affect the reported amounts and related disclosures.
While Selina believes that its estimates, assumptions, and judgments are reasonable, they are based on information available when the estimate or assumption was made. Actual results may differ significantly. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on Selina’s financial position or results of operations.
While Selina’s significant accounting policies are described in more detail in Note 2 in Selina’s audited consolidated financial statements included elsewhere in this Annual Report, Selina believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its financial statements.
Revenue Recognition
Revenue from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer. Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by Selina’s performance.
Selina charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, Selina recognizes the resulting contract asset or liability. For certain management and maintenance services contracts, Selina is an agent. Accordingly, revenue is recognized for the net amount of the consideration, after deducting the amount due to the principal.
Income Taxes

Selina recognizes current or deferred taxes in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity. Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Due to its history of operating losses, the Company records a provision on all its net deferred tax assets. Selina is subject to the continuous examination of its income tax returns by tax authorities that may assert assessments against Selina. Selina regularly assesses the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of Selina’s provision for income taxes.

Impairment of Assets Other Than Goodwill
Selina considers each hotel to be a separate cash-generating unit as each hotel generates its own revenue, incurs expenses, and also uses certain synergies which allow cross-selling of different products to guests and customers (e.g., accommodation + food and beverage + co-working spaces). When looking at a cash-generating unit, Selina considers there to be two main key performance indicators to measure impairment against: occupancy and profitability. Location maturity is relevant in Selina’s internal reporting as different key performance indicators are expected from each group. Where hotels do have qualitative or quantitative indicators of impairment, such as changes in political, technological, market, economic or legal environment, physical condition of assets, brand reputation or operational and financial performance, a discounted cash flow model is prepared. Determining whether assets are impaired requires an estimate of the value in use. The value-in-use calculation involves an estimate of the future cash flows and the selection of appropriate discount rates to calculate present values. Future cash flows are estimated using five-year forecasts, extrapolated for a future growth rate. The estimated growth rates are based on external sources and studies. Changes in the estimated growth rates could result in variations to the carrying value of the properties.
Value of all assets allocated to this cash-generating unit, such as property, plant and equipment, right of use assets, and capitalized interest, is compared against the value-in-use deriving from the discounted cash flow model. The discount rates used in the model shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. According to IAS36, the used discount rate should be calculated based on pre-tax rates. Yet, the practical approach is to use after-tax rates and net cash flows due to the fact that the comparable assets rates reflect the local tax rates. Therefore, in order to calculate the appropriate rate, judgment is required.
For this purpose, lease payments are treated as financial outflows as they relate to repaying lease liabilities. If value-in-use is lower than value of assets allocated to the cash-generating unit, an impairment charge is recognized.
Incremental Borrowing Rate Applied to Right-of-Use Assets
Determining the incremental borrowing rate applied in calculating lease liabilities under IFRS 16 requires the use of certain methodologies and assumptions. When determining the rate, management assesses various factors including the lease term, nature of the asset and the level of security for the right-of-use asset.
Fair Value of Net Assets Acquired as Part of a Business Combination

Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination, including deferred and contingent considerations as part of the transactions. In particular, the fair value of separable intangible assets other than goodwill is dependent on many variables, including the future profitability of the acquiree’s trade. For the deferred consideration and contingent consideration, the fair value is estimated by calculating the present value of the future expected cash flows. The estimates are based on a discount rate and assumed probability scenarios.
Convertible Loan Accounting

Convertible notes contain both a note liability component and embedded derivatives that may either be separated into different components or designated as an entire financial instrument at fair value through profit or loss. When bifurcated, the separation requires significant judgment, as first we need to determine the fair value of the derivatives and then the value of the note liability component. For the conversion and redemption components, the fair value is determined as the difference between the fair value of the convertible note and equivalent non-convertible liability. We allocate the principal amount of its convertible notes to the conversion, redemption and warrant features and the warrants instrument, and both are classified as financial liabilities and are recognized and subsequently measured at fair value. The note liability instrument is initially recognized at fair value, and subsequently measured at amortized cost. When entirely designated at fair value through profit or loss, the note liability component and the conversion rights, are both classified as financial liabilities and are recognized and subsequently measured at fair value. The warrant features and the warrant instrument are classified as financial liabilities and are recognized and subsequently measured at fair value.

Determining the fair value of the derivative financial liabilities within the convertible note also required significant judgment and estimates. We applied a discounted cash flow model to determine the fair value of our market capitalization. This form of valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these investments in unquoted shares. Fair value of the convertible loans, including the embedded derivatives was based on a combination of probability analysis and Monte Carlo simulation, based on management’s estimations. This method included evaluation of many possible value outcomes.

Public Warrants and Private Placement Warrants

Public Warrants and the Private Placement Warrants are classified as financial liabilities. As the Warrants meet the definition of a derivative, the Warrants are measured at fair value at inception based on their quoted trading price, and each one is measured at fair value on every cut-off date, all changes in fair value will be recorded in the statement of profit or loss.
Lease Extension and/or Termination Options
In evaluating whether it is reasonably certain that we will exercise an option to extend a lease or not exercise an option to terminate a lease, we consider all relevant facts and circumstances that create an economic incentive for us to exercise the option to extend or not exercise the option to terminate such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to our operation and whether it is a specialized asset, our past experience with similar leases, etc.
After the commencement date, we reassess the term of the lease upon the occurrence of a significant event or a significant change in circumstances that affects whether we are reasonably certain to exercise an option to extend or not exercise an option to terminate previously included in the determination of the lease term, such as significant leasehold improvements that had not been anticipated on the lease commencement date, sublease of the underlying asset for a period that exceeds the end of the previously determined lease period, etc.
Share-Based Payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For a cash-settled, share-based payment transaction, the liability needs to be remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period. For the measurement of the fair value of equity-settled transactions with employees and advisors at the grant date, we use a Black-Scholes pricing model. The assumptions used for estimating fair value for share-based payment transactions are disclosed in [Note 28] to the audited consolidated financial statements included elsewhere in this Annual Report.
Recent Accounting Pronouncements
Refer to Note 3 of our audited consolidated financial statements included in this Annual Report for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations and cash flows.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (the "JOBS Act"). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less-active trading market for our securities and the prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of October 27, 2022, the date on which we closed the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means that the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Item 6.    Directors, Senior Management and Employees.
Management
The following persons currently serve as Selina’s directors and executive officers. Mr. Elad Nir, the Group's Chief Marketing Officer, will be stepping down from his role by the end of May 2023. We are in the process of analyzing the structure of the commercial organization in light of his departure and the need for a potential replacement for Mr. Nir.

Directors and Executive Officers	Age	Position/Title	Director Since
Executive Officers
Rafael Museri	44	Chief Executive Officer and Director	2008
Daniel Rudasevski	39	Chief Growth Officer and Director	2008
Barbara Zubiria	47	Chief Financial Officer	–
Jonathon Grech	45	Chief Legal Officer and Company Secretary	–
Lena Katz	40	Chief Technology Officer	–
Elad Nir	45	Chief Marketing Officer	–
Eyal Amzallag	48	Chief Operations Officer	–
Sam Khazary	40	Senior Vice President and Global Head of Corporate Development	–
Non-Management Directors
Alan Bowers	68	Director	2023
Catherine Dunleavy	53	Director	2022
Eric Foss	64	Director	2022
Eileen Moore Johnson	51	Director	2022
Adi Soffer Teeni	51	Director	2022
Richard Stoddart	60	Director	2022
Biographical information concerning the executive officers and directors listed above is set forth below.
Executive Officers
Rafael Museri has served as the Chief Executive Officer since he co-founded Selina in 2014. Prior to co-founding Selina, Mr. Museri co-founded Dekel Development Holding S.a.r.l. (“Dekel”), an international real estate development company that buys, develops, manages, and sells real estate projects along the Pacific coast of Panama and in the old town of Panama City. Mr. Museri has served as a Managing Partner and Director of Dekel since 2008. We believe his extensive industry experience, as well as his institutional knowledge as our co-founder, qualify him to serve on the Board.

Daniel Rudasevski has served as the Chief Growth Officer since he co-founded Selina in 2014. Prior to co-founding Selina, Mr. Rudasevski co-founded Dekel and has served as a Managing Partner and Director of Dekel since 2008. We believe his extensive industry experience, as well as his institutional knowledge as the co-founder of Selina, qualify him to serve on the Board.
Barbara Zubiria has served as our Chief Financial Officer since January 2021. Before joining Selina, from 2015 to 2021, Mrs. Zubiria served as the Chief Financial Officer of Haya Real Estate SA, a portfolio company of Cerberus Capital Management. From 2011 to 2015, she was the Executive Vice President, Capital Markets and Investor Relations of Abengoa, S.A., and the Chief Accounting Officer and Head of Investor Relations of Telvent GIT, SA, from 2005 to 2011. Mrs. Zubiria started her career in public accounting, working as a financial auditor at KPMG LLP, Arthur Andersen, and, most recently, at Deloitte & Touche, where she last served as a Manager in the Capital Markets division. Mrs. Zubiria received her B.S. in business administration and an M.A. in Accounting and Auditing from Florida International University. Mrs. Zubiria holds an inactive CPA license from the State of Florida. She also completed an executive management development program and corporate finance program at IESE Business School.
Jonathon Grech has served as our Group General Counsel from December 2020 until the Closing of the Business Combination in October 2022, at which point Mr. Grech transitioned to our Chief Legal Officer & Company Secretary. From 2013 to 2020, he was Senior Vice President, Group General Counsel and Company Secretary at Millennium & Copthorne Hotels plc, a FTSE 250 listed hospitality and real estate company until it was taken private in 2019 (“Millennium”). Mr. Grech currently serves as a non-executive Director of Millennium, a position he has held since October 2019. Prior to Millennium, he held several positions with InterContinental Hotels Group plc from 2006 to 2013, most recently serving as the Senior Development Counsel, Europe. From 2004 to 2006, he was an associate attorney for Powell Goldstein LLP, and from 2000 to 2001 he was a tax consultant with PricewaterhouseCoopers LLP. Mr. Grech earned his B.A. degree in economics and organizational studies from the University of Michigan and his J.D. from the Emory University School of Law.
Elad Nir has served as our Chief Marketing Officer since July 2021. Prior to Selina, from 2010 to 2021, Mr. Nir served in various roles at 888 Holdings, plc, including serving as the Head of 888poker, VP from 2018 to July 2021, the Head of 888 Regulated Markets Business Unit, Director from 2016 to 2018, and the Director of Marketing from 2013 to 2016. Before 888 Holdings, he was a Business Strategy Senior Consultant at Danshir, from 2008 to 2010, and an Industrial Engineer and Project Manager at Omrix Biopharmaceuticals, Inc., a Johnson & Johnson company, from 2006 to 2008. Mr. Nir earned a B.S. from the Ort Braude College of Engineering.
Lena Katz has served as our Chief Technology Officer since May 2022. Prior to Selina, Ms. Katz held several senior roles at Israel-based ridesharing company Gett, from January 2016 until April 2022, where she served most recently as Vice President, Research & Development at Gett Delivery. Prior to her time at Gett, Ms. Katz spent over seven years at Hewlett Packard Enterprise, and before that, she held various roles at the MBT Space Division of Israel Aerospace Industries and the Israeli Military Intelligence. Ms. Katz received a B.S. in electronics and communications engineering from the Holon Institute of Technology.
Eyal Amzallag has served as our global Chief Operations Officer since May 2022. Before joining Selina, Mr. Amzallag held numerous senior roles at Club Med over a period of nearly 20 years, including Managing Director South Europe, Middle East & Emerging Markets from June 2017 until April 2022, Managing Director Russia & CIS between June 2013 and May 2017, Country Manager Scandinavia from October 2010 until May 2013 and various operational roles before that, Mr. Amzallag received an LL.M. in economics and management from the Université Paris-Est Créteil.
Sam Khazary has served as our Senior Vice President and Global Head of Corporate Development since January 2022. Prior to joining Selina, Mr. Khazary was the Managing Director of Investments and Capital Markets for North America at Fosun, from October 2020 until January 2022, and a Senior Director in FTI Consulting’s Corporate Finance & Restructuring segment and its investment banking subsidiary, FTI Capital Advisors, from October 2015 through October 2020. Before then, Mr. Khazary held various investment banking and advisory roles with other institutions, including RCS Capital Corporation, Cole Capital, OppenheimerFunds, Ehrenkranz Partners L.P. and Morgan Stanley, where he commenced his career. Mr. Khazary obtained a B.S. in finance from the Peter J. Tobin College of Business at St. John’s University.

Non-Management Directors
Alan Bowers currently serves as a non-executive director on the boards of Ocwen Financial Corp (NYSE: OCN) and CWT Travel Holdings, Inc., a private travel-management platform business, where he also chairs the Audit Committees. He formerly served as a non-executive director and chaired the Audit Committees of Walker & Dunlop, Inc. (NYSE: WD), from 2010 until 2022, CorePoint Lodging, Inc. (NYSE: CPLG), from 2018 until 2022, and La Quinta Holdings (NYSE: LQ), from 2013 until 2018.

Additional roles formerly held by Mr. Bowers include director of American Achievement Corp., a privately-held manufacturer and distributor of graduation products; President, Chief Executive Officer and director of Cape Success, LLC, a private equity-backed staffing service and information technology solutions business; President, Chief Executive Officer and director of MarketSource Corporation, a marketing and sales support service firm; and President, Chief Executive Officer and director of MBL Life Assurance Corporation, a life insurance company. Mr. Bowers has been a certified public accountant since 1978 and served as staff auditor, audit partner and managing partner during a 17-year tenure at Coopers & Lybrand, L.L.P. He received a B.S. in accounting from Montclair State University and an M.B.A. from St. John’s University.

Catherine Dunleavy is President of JRSK, Inc., which operates as Away, a global lifestyle brand, where she leads finance, strategy, data, consumer insights, accounting, treasury functions, supply chain, IT, legal, real estate and digital products. Before joining Away in 2020, Ms. Dunleavy was CFO for Nike, Inc.’s (NYSE: NKE) Global Operations and Technology Group, and before that was its Vice President of Strategic Investments and the CFO of the Innovation Group at Nike. Prior to Nike, Ms. Dunleavy worked at Comcast as Executive Vice President of Content Distribution of NBC Universal Media, LLC; Executive Vice President and CFO of Cable Entertainment and Production Studios at NBCUniversal Media, LLC; and Executive Audit Manager at General Electric Company (NYSE: GE). Ms. Dunleavy is a University of Kentucky graduate, where she received a B.A. in electrical engineering. She went on to obtain a M.A. in environmental engineering from the University of Tennessee.
Eric J. Foss has been Chairman and CEO of two Fortune 500 companies. Mr. Foss is a highly successful leader with a proven track record of driving growth, creating sustainable shareholder value, building diverse, inclusive, engaged and high-performance teams and creating a purpose-driven legacy for global at-scale companies. Mr. Foss served as Chairman of the Board of Aramark from February 2015 and as Chief Executive Officer and President from May 2012, until his retirement in August 2019. Mr. Foss also served as Chief Executive Officer of Pepsi Beverages Company from 2010 until December 2011. He served as Chairman and CEO of the Pepsi Bottling Group from 2008 until 2010, Chief Executive Officer and President from 2006 until 2008, and as Chief Operating Officer from 2005 until 2006. Mr. Foss has broad-based public Board experiences regarding governance, risk management, technology, financial oversight and strategic planning. He currently serves on the Board of Directors of The Cigna Group (NYSE: CI). He also serves as Chairman of the Board at Diversey Holdings, Ltd. (NASDAQ: DSEY) and serves on the National Board of Directors at Back on My Feet.
Eileen Moore Johnson currently serves as the General Manager of the Vegas Loop, the first all-electric, zero emissions underground public transportation system. She also sits on the Board of Nogin Inc. (NASDAQ: NOGN), an e-commerce, technology platform provider, where she is a member of the Audit Committee and Nominating and Corporate Governance Committee and chairs the Compensation Committee. Throughout her career Ms. Johnson has worked for and developed some of the best hospitality and gaming brands in the world, including a 21-year tenure with Caesars Entertainment, where she had oversight across four large casino resorts, including Flamingo, Harrah's, LINQ, and Cromwell. Her diverse experience spans across corporate strategy, communications, operations, marketing, information technology and revenue management. Most recently, Ms. Johnson also served as the Executive Vice President and Chief Human Resources Officer for Scientific Games Corporation from June of 2020 until July of 2022. Reporting to the CEO, she led a global workforce of 9,250 employees in 34 countries and a team of approximately 110 professionals across human resource functions, including human resources business partners and operations, executive development, succession planning, compensation and benefits, talent acquisition, learning and training, and corporate social responsibility. She received her Bachelor of Science degree from Cornell University School of Hotel Management and Masters of Business Administration from Kellogg School of Management at Northwestern University.
Adi Soffer Teeni has served as the Vice President and General Manager Israel, for Meta Platforms Inc., a company that builds applications and technologies that help people connect, find communities and grow businesses, since 2014. Mrs. Soffer Teeni served as the Managing Director for 888.com, the B2C division of 888 Holdings Plc from 2008 to 2011. Prior to her time at 888 Holdings Plc, Mrs. Soffer Teeni served as Chief Executive Officer for the Kidum Group from 2002 to 2007, and for Wall Street Institute from 1998 to 2001. She also served as the Executive Chairwoman at Ginger Software, an American and Israeli start-up specializing in natural language processing and AI. Mrs. Soffer Teeni earned an LL.B. at Tel Aviv University in 1997 and a M.B.A. from Northwestern University and Tel Aviv University in 2003.
Richard S. Stoddart is Chair of Hasbro Inc.’s (Nasdaq: HAS) Board of Directors and most recently served as the company’s interim CEO from October 2021 to February 2022. Prior to that, Mr. Stoddart served as President and CEO of InnerWorkings, Inc. (Nasdaq: INWK), a global marketing execution firm, from 2018 until its acquisition in 2020. Prior to that, Mr. Stoddart served as President of Leo Burnett North America from 2005 until he was appointed CEO in 2013, and as CEO and Global President of Leo Burnett Worldwide, one of the world’s largest advertising agencies, from 2016 to 2018. Mr. Stoddart brings to Selina extensive experience leading and driving profitable growth at global organizations, as well as strong expertise in brand-building, integrated marketing, business transformation, strategic planning, M&A, marketing supply chain management and building global teams. Mr. Stoddart received his B.A. in American government from Dartmouth College.
Family Relationships
There are no family relationships between any of the executive officers and directors.
Board Diversity

The Board Diversity Matrix below provides information about the diversity of our directors as required under Nasdaq corporate governance requirements IM-5605-7 and 5606.

Board Diversity Matrix for Selina Hospitality PLC As of April 10, 2023 To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

The standard used for underrepresented individuals in the U.K. are those individuals from a “minority ethnic background," which is defined as one of the ethnic background categories recommended by the UK Office for National Statistics, other than a white ethnic group, and includes the following: Asian or Asian British; Black, African, Caribbean or Black British; Mixed or Multiple Ethnic Groups; and Other ethnic group, including Arab.

Arrangements for Election of Directors and Members of Management
Pursuant to the Business Combination Agreement, the Investor Rights Agreement, and the Transaction Support Agreements, we and BOA originally agreed that the Selina Board following the Closing of the Business Combination would consist of seven directors, of which (i) five would be designated prior to the Closing by us, one of whom would be our Chief Executive Officer, Rafael Museri, and one of whom would be Selina’s Chief Growth Officer, Daniel Rudasevski, and three of whom will be nominated by the Supporting Shareholders subject to meeting certain minimum standards (including that, with the exception of Messrs. Museri and Rudasevksi, such directors designated by Selina would be independent under the requirements of Nasdaq) and (ii) two independent directors (under Nasdaq requirements) would be designated prior to Closing by BOA, selected from the agreed list of individuals as set forth in the Transaction Support Agreements. On July 1, 2022, we and BOA amended the Business Combination Agreement to provide, among other things, that Selina would have the right to nominate to the Selina Board the two independent directors that were to otherwise have been nominated by BOA. Accordingly, Selina designated the following individuals as directors: Rafael Museri, Daniel Rudasevski, Catherine Dunleavy, Eric Foss, Eileen Moore Johnson, Adi Soffer Teeni, and Richard Stoddart.
There are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.
Board Leadership Structure and Role in Risk Oversight
Under the Companies Act and the Selina Articles, Selina’s business and affairs are managed under the direction of the Selina Board. The Selina Board may exercise all powers and may take all actions that are not specifically granted to Selina’s shareholders or to executive management. Selina’s Chief Executive Officer is responsible for our day-to-day management and is appointed by, and serves at the discretion of, the Selina Board, subject to his employment agreement. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that Selina may enter into with them.
Eric Foss serves as Chairman of the Board. The Selina Board has determined that this structure, with separate Chairman and Chief Executive Officer roles, is in the best interests of Selina and its shareholders as a whole at this time. A number of factors support this leadership structure, including, among others:
•The planned separation of the Chairman and Chief Executive Officer roles will allow the Chief Executive Officer to focus his time and energy on operating and managing Selina and leverage the experience and perspectives of the Chairman.
•The Chairman serves as a liaison between the Selina Board and senior management.
•The Chairman sets the agenda for, and presides over, Selina Board meetings and coordinates the work of the committees of the Selina Board, providing oversight and streamlining the Chief Executive Officer’s duties.
Under the Selina Articles, the number of directors on the Selina Board will consist of seven directors, divided into three separate classes (Class I, Class II, and Class III), each serving three-year terms, except for the initial term, which will expire at the first, second, and third annual meeting of the shareholders of Selina, respectively, occurring after the Closing, subject to modifications to comply with and in accordance with requirements under English law. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. The composition of each class of directors has not yet been determined.
The Selina Articles will provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary resolution as a matter of the laws of England and Wales.
Independence of Directors
As a result of the Ordinary Shares being listed on Nasdaq, Selina adheres to the rules of Nasdaq in determining whether a director is independent. The Selina Board has consulted, and will consult, with its counsel to ensure that the Selina Board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Selina Board has determined that all of the directors are independent under Nasdaq listing standards other than Messrs. Museri and Rudasevski.

Committees of the Board of Directors
Selina has established a separate standing audit committee, compensation committee, and nominating and corporate governance committee.
Audit Committee
Selina has established an audit committee which is composed of four independent directors, and is chaired by one of the independent directors. All of the independent directors satisfy the “independence” requirement of the listing standards of Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. The audit committee has a written charter that is available without charge at Selina’s corporate website. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise Selina’s independent accountants, review and approve related party transactions in accordance with Nasdaq requirements, review the results and scope of the audit and other accounting related services and review Selina’s accounting practices and systems of internal accounting and disclosure controls.
Subject to the one-year phase-in period under Rule 10A-3 of the Exchange Act, the audit committee is composed exclusively of “independent directors,” as defined for audit committee members under Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Selina is required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our Board of Directors has determined that all the members of the Audit Committee (i.e., Alan Bowers (current Chair), Eileen Moore Johnson, Richard Stoddart and Catherine Dunleavy) meet the requirements of an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F and the Nasdaq governance requirements.

The Board also has determined that each member of the audit committee is “independent” as defined under the applicable Nasdaq listing standards and Exchange Act rules and regulations.
Compensation Committee
The Selina Board has established a human capital management and compensation committee. The compensation committee consists of three members and is chaired by an independent director. Each appointed independent director satisfies the “independence” requirement of the listing standards of Nasdaq and meets the independence standards under Rule 10A-3 of the Exchange Act. The compensation committee has a written charter that is available without charge at Selina’s corporate website. The purpose of the compensation committee is to review and approve compensation paid to Selina’s senior officers and directors and to administer Selina’s incentive compensation plans, including authority to make and modify awards under such plans. Additionally, the compensation committee assists the board in determining its responsibilities in relation to remuneration, including, among other matters, making recommendations to the Selina Board on Selina’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.
The members of the compensation committee are Adi Soffer Teeni, Richard Stoddart and Eileen Moore Johnson, with Ms. Johnson serving as the chair. The Selina Board also has determined that each member of the human capital management and compensation committee is “independent,” as defined under the applicable Nasdaq listing standards and Exchange Act rules and regulations.
Nominating and Corporate Governance Committee
The Selina Board has established a nominating and corporate governance committee. The nominating and corporate governance committee comprises three members and is chaired by an independent director. Each appointed independent director satisfies the “independence” requirement of the listing standards of Nasdaq and meets the independence standards under Rule 10A-3 of the Exchange Act. The nominating and corporate governance committee has a written charter that is available without charge at Selina’s corporate website. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The members of the nominating and corporate governance committee are Eric Foss, Eileen Moore Johnson, and Richard Stoddart, with Mr. Stoddart serving as the chair. The Selina Board also has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable Nasdaq listing standards and Exchange Act rules and regulations.

Finance and Capital Allocation Committee

In March 2023, the Selina Board established the finance and capital allocation committee to assist the Board in overseeing the Company’s annual and longer-term financial plans and fundraising needs, capital allocation decisions, use of funds, investments, financial risk management, and proposed significant transactions.
The finance and capital allocation committee consists of two members and is chaired by an independent director. Each appointed independent director satisfies the “independence” requirement of the listing standards of Nasdaq and meets the independence standards under Rule 10A-3 of the Exchange Act. The committee has a written charter that is available without charge at Selina’s corporate website.
The members of the finance and capital allocation committee are Alan Bowers and Catherine Dunleavy, with Catherine Dunleavy serving as the chair. The Selina Board also has determined that each member of the committee is “independent,” as defined under the applicable Nasdaq listing standards and Exchange Act rules and regulations.
Corporate Governance Practices
As a foreign private issuer, Selina generally will follow its home country’s practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of Nasdaq listing standards, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.
Selina follows home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:
•Executive Sessions. Selina is not required to and, in reliance on home country practice, Selina may not, comply with certain Nasdaq rules requiring Selina’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. Selina will follow home country practice, which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.
•Proxy Statements. Selina is not required to and, in reliance on home country practice, Selina may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Selina will follow home country practice with respect to the solicitation of proxies.
•Shareholder Approval. Selina is not required to and, in reliance on home country practice, it does not intend to comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq listing rules. In accordance with, and subject to, the provisions of the Selina Articles, the Selina Board is authorized to issue securities, including Ordinary Shares, warrants, and convertible notes.
Conflicts of Interests
Selina’s conflicts of interest policy provides that actions that could result in actual or potential conflicts of interests should be avoided, except where reviewed and waived by the board of directors (or the audit committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also may arise if a person, or a member of his family, receives improper personal benefits as a result of his position.
Where such conflict is deemed to constitute a related party transaction, as defined under Form 20-F, Item 7.B, Selina’s audit committee, pursuant to its written charter, is responsible for reviewing and approving such transactions to the extent they are entered into. In doing so, the audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Selina than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.
Selina also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, officer or employee.
The Selina Articles allow a director to participate in the approval of any transaction in which such director is a related party provided that such interest is declared and such director is of the opinion the he or she is able to discharge his or her fiduciary duties despite the interest and such director also may count toward the quorum. Any director so affected is required to provide the audit committee with all material information concerning the transaction upon request.
Compensation
For the year ended December 31, 2022, the aggregate compensation to all individuals who were our directors and executive officers in all capacities as a group in 2022 was $4,910,818, which includes salaries, directors’ fees, equity awards and other compensation, but excludes the value of options granted during the year as none of the options had been exercised as of December 31, 2022 and the market value of Selina's shares as of such date was less than the exercise price of those options.
Management Compensation
The aggregate compensation paid by Selina to Selina’s executive officers for the year ended December 31, 2022, excluding Rafael Museri and Daniel Rudasevski, who sit on our Board of Directors, was approximately $1,702,823 after taking into effect conversion from local currency. This amount does not include share-based compensation or amounts set aside or accrued to provide pension, severance, retirement, or similar benefits or expenses; nor does it include business travel, relocation, professional and business association dues, meals and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in the U.K., on the same basis for all full-time employees generally. The value of the benefits provided to the executive officers in 2022 was approximately $156,843. Those benefits included, among other things, Luna loyalty program tokens, health insurance and car allowances.

In 2021, Selina’s executive officers who were employed by the Group for the year were eligible to earn annual bonuses to compensate them for attaining short-term company and individual performance goals. Annual bonuses for executive officers are determined following the end of each fiscal year and generally are paid in the first quarter of the year following the year for which they are earned. In 2022, Selina’s executive officers, excluding Messrs. Museri and Rudasevski, were granted a total of 13,546 restricted stock units ("RSUs") in lieu of a cash bonus for 2021 at a value at the time of the grant of $120,050 (the "2021 Bonus RSUs"). All of the 2021 Bonus RSUs had vested as of February 28, 2023.

In addition to the 2021 Bonus RSUs, in 2022 three executive officers who joined Selina during the year were granted a total of 146,295 RSUs, having a value at the time of grant of $1,296,417, as well as options over 67,708 shares, which options have an exercise price of $8.87 per share. One executive received 4,286 phantom shares in 2022, which phantom shares had a value of $75,005 at the time of the award.

As of April 10, 2023, Selina’s executive officers, excluding Messrs. Museri and Rudasevski, held or were entitled to options exercisable for 271,024 Selina Ordinary Shares, 257,560 RSUs (including the 2021 Bonus RSUs) and 4,286 phantom shares, the value of which was set at $19.748 per share at the closing of the Business Combination such that the total value of the phantom shares amounts to $84,640. The options and RSUs have vesting periods of between three and five years from the vesting start dates and were issued under the Selina Hospitality PLC Amended and Restated 2018 Global Equity Incentive Plan ("2018 Plan") while the phantom shares generally vest upon a qualifying liquidity event and were issued under the Global Phantom Equity Incentive Plan, in each case as amended from time to time. The options have a weighted average exercise price of $8.87 per share and options over approximately 81,323 shares had vested as of April 10, 2023, but had not yet been exercised. Each option generally will expire ten years from the date of the grant thereof, subject to the terms of the 2018 Plan. The aggregate value of the RSUs, as of the dates they were granted, was $2,515,484, and as of April 10, 2023, 52,632 RSUs had vested. The RSU and option figures set out in this section reflect the impact of the share subdivision that occurred at the closing of the Business Combination.

Director Compensation

The following summarizes the compensation arrangements that apply to the non-executive directors generally:
•a $75,000 cash retainer, payable in quarterly installments; and
•a $125,000 equity grant of restricted stock units that have a one-year vesting period.

In addition, certain roles include an additional premium as follows:
•$100,000 cash premium plus an additional $25,000 grant of restricted stock units, with a one-year vesting period, for chairing the Board;
•$25,000 cash premium for serving as Lead Director;
•$15,000 cash premium for chairing the Audit Committee;
•$10,000 cash premium for serving on the Audit Committee;
•$12,000 cash premium for chairing the Human Capital Management & Compensation Committee;
•$8,000 cash premium for serving on the Human Capital Management & Compensation Committee;
•$10,000 cash premium for chairing the Nominating & Corporate Governance Committee;
•$7,000 cash premium for serving on the Nominating & Corporate Governance Committee;
•$10,000 cash premium for chairing the Finance & Capital Allocation Committee; and
•$7,000 cash premium for serving on the Finance & Capital Allocation Committee.

The following table sets forth information relating to compensation paid to directors during the financial year ended December 31, 2022. The compensation, including equity awards, shown in the table for Messrs. Museri and Rudasevski was earned by them in relation to their executive duties; they did not receive additional compensation for their directorships. In addition, as of December 31, 2022, no equity awards had been granted to the non-executive directors.

Name	Fees Earned ($)[1]	Share-based Awards ($)[2]	Option-based Awards ($)[3]	Non-equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Rafael Museri Chief Executive Officer; Director	483,566	175,140	—	92,593	14,340	765,639
Daniel Rudasevski Chief Growth Officer; Director	480,398	105,087	—	92,593	14,340	692,418
Alan Bowers Director	—	—	—	—	—	—
Catherine Dunleavy Director	16,274	—	—	—	—	16,274
Eric Foss Director	32,910	—	—	—	—	32,910
Eileen Moore Johnson Director	18,805	—	—	—	—	18,805
Richard Stoddart Director	18,625	—	—	—	—	18,625
Adi Soffer Teeni Director	15,008	—	—	—	—	15,008
1 For Messrs Museri and Rudasevski, this includes their base salaries.
2 For Messrs Museri and Rudasevski, this includes 10,008 restricted stock units granted to Mr. Museri and 6,005 restricted stock units granted to Mr. Rudasevski in 2022 in respect of 2021 bonus payments earned by them for total values of $175,140 and $105,088, respectively, at the time of grant. Upon completion of the Business Combination, those RSUs were subdivided such that Mr. Museri holds 19,764 RSUs and Mr. Rudasevski holds 11,858 RSUs, all of which vested on February 28, 2023, but have not yet been distributed.
3 See the table below for more details on previous option awards made to Messrs. Museri and Rudasevski prior to 2022. None of those options were in-the-money as of December 31, 2022. No options were granted to Messrs. Museri and Rudasevski in 2022.
4 Mr. Museri and Mr. Rudasevski each received 5,291 phantom shares in 2022 at a value of $17.50 per share at the time of grant. Messrs. Museri and Rudasevski each hold 7,618 phantom shares, the value of which was set at $19.748 per share at the closing of the Business Combination, pursuant to the terms of the Global Phantom Equity Incentive Plan, such that the value of each of their holdings is $150,440.
5 For Messrs. Museri and Rudasevski, this includes the value of Luna loyalty tokens granted each of them during 2022, as well as the costs of vehicles which were leased by the Company and used by them.

Outstanding Share-based Awards and Option-based Awards for Directors
The following table states the name of each Director and Option-based and Share-based awards outstanding as of the fiscal year ended December 31, 2022.

	Option Based Awards				Share-based Awards

Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)[6]	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)[7]
Rafael Museri Chief Executive Officer; Director	470,860	2.77	8/21/2030	—	0.00	—	—

Daniel Rudasevski Chief Growth Officer; Director	470,860	2.77	8/21/2030	—	0.00	—	—

Alan Bowers Director	0	—	—	—	0.00	—	—

Catherine Dunleavy Director	0	—	—	—	0.00	—	—

Eric Foss Director	0	—	—	—	0.00	—	—

Eileen Moor Johnson Director	0	—	—	—	0.00	—	—

Adi Soffer Teeni Director	0	—	—	—	0.00	—	—

Richard Stoddart Director	0	—	—	—	0.00	—	—

6 Although the options held by Mr. Museri and Mr Rudasevski were not in-the-money as of December 31, 2022, the value ascribed to them was $50,169 for each of Mr. Museri and Mr. Rudasevski.
7 Since the 19,764 RSUs held by Mr Museri and 11,858 RSUs held by Mr Rudasevski vested on February 28, 2023, they have not been included in this table. However, using the closing price of the Company's Ordinary Shares as of the last trading day of 2022, $2.71 per share, the value of these awards was $53,560 and $32,135, respectively.

Employees
As of December 31, 2022, we had 132 employees across six states in the U.S. and approximately 2,506 employees located in 23 countries outside of the U.S. Our workforce consisted of approximately 2,233 salaried employees, 405 hourly employees and 229 individuals engaged under contractor, outsourcing or professional service contracts as of that date. Certain U.S. and non-U.S. employees are currently represented by unions or covered by a collective bargaining agreement.
Share Ownership
Information regarding the ownership of our Ordinary Shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
Item 7.    Major Shareholders and Related Party Transactions.
Major Shareholders
The following table shows the beneficial ownership of our Ordinary Shares as of April 10, 2023, by:
•each person known by us to beneficially own 5% or more of the outstanding Ordinary Shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within

60 days through the exercise of any option, warrant or any other right. The percentage ownership in the table below is based on 98,597,537 Ordinary Shares outstanding as of April 10, 2023.

Name of Beneficial Owner	Number of Shares	Percentage
5% or greater Shareholders
Kibbutz Holding S.a.r.l. (2)	20,841,331	20.8%
Dekel Development Holding S.a.r.l. (3)	15,491,847	15.7%
Bet on America LLC (4)	10,850,875	10.3%
Gomez Cayman SPV Limited (5)	10,530,570	10.7%
166 2nd LLC (6)	8,873,130	9.0%
Selina Growth Fund S.C.Sp. (2)(7)	7,674,211	7.8%
Renaissance Charitable Foundation Inc. (8)	7,569,997	7.7%
CIBanco, S.A., Institución de Banca Múltiple (5)(9)	5,675,096	5.6%
AI Workstay Holdings LLC (10)	5,265,573	5.3%
Banco Actinver S.A., Institución de Banca Múltiple Grupo Financiero Actinver (5)(11)	2,548,257	2.6%
Directors and executive officers
Catherine Dunleavy	—	—
Eric J Foss	—	—
Eileen Moore Johnson	—	—
Adi Soffer Teeni	—	—
Richard Stoddart	—	—
Rafael Museri (2)(12)	29,126,581	28.9%
Daniel Rudasevski (2)(13)	29,118,675	28.9%
Eyal Amzallag	—	—
Jonathon Grech (14)	34,748	*
Lena Katz	—	—
Sam Khazary (14)	13,541	*
Elad Nir (14)	16,690	*
Barbara Zubiria (14)	68,976	*
All directors and executive officers as a group (15)	29,743,254	29.3%
*Denotes a holding of less than 1%.
(1)Unless otherwise indicated, the business address of each individual is c/o Selina Hospitality PLC, 6th Floor, 2 London Wall Place, Barbican, London, EC2Y 5AU, England.
(2)The securities reflected herein include the following securities held by Kibbutz Holding S.a.r.l. (“Kibbutz”): (i) 1,278,261 Ordinary Shares issuable upon the conversion of the 2022 Convertible Notes, (ii) 426,044 Ordinary Shares issuable upon the exercise of the 2022 Convertible Note Warrants, and (iii) 3,645,179 Legacy Shares, and 15,491,847 Legacy Shares held directly by Dekel Development Holding S.a.r.l. (formerly Dekel Development Holding, S.A.) (“Dekel”), of which Kibbutz owns all of the issued and outstanding share capital. Messrs. Museri and Rudasevski are directors of Kibbutz and Dekel, and Mr. Museri and Mr. Rudasavski each hold a 31.38% interest in Kibbutz and have a 25% interest in and serve as directors of Kibbutz General Partner S.a.r.l. ("Kibbutz GP"), the general partner of the Selina Growth Fund S.C.Sp. ("SGF") (the "Growth Fund"). In March 2023, Kibbutz transferred 305,617 Ordinary Shares to third parties pursuant to pre-existing contractual obligations and these transferred shares are not reflected in the total number of Ordinary Shares held by Kibbutz. The business address for Kibbutz is 5, rue Guillaume J Kroll, I-1882 Luxembourg, Grand Duchy of Luxembourg. The business address for Dekel is 23, rue Aldringen, L-1118 Luxembourg, Grand Duchy of Luxembourg. The business address for Kibbutz GP is 9, rue de Bonnevois, L-1260 Luxembourg, Grand Duchy of Luxembourg. The residence of Mr. Museri is 6 Kikar Malachi Hanavi, Modi’in-Makabim-Re’ut, Israel. The residence of Mr. Rudasevski is 47 Sderot Ben Gurion St., Tel-Aviv-Jaffa, Israel. Growth Fund, Kibbutz GP, Kibbutz, Dekel, and Messrs. Museri and Rudasevski each disclaim beneficial ownership of all Ordinary Shares included herein other than the Ordinary Shares held of record by each such reporting person.
(3)Dekel is a wholly-owned subsidiary of Kibbutz.
(4)The control member of Bet on America LLC is Bet on America Holdings LLC. The members of Bet on America Holdings LLC are Brian Friedman and Benjamin Friedman, and they may be deemed to have shared beneficial ownership of the securities held directly by the record holder. Each such person disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The number of securities beneficially owned by Bet on America LLC includes 6,575,000 Private Placement Warrants held by Bet on America LLC and exercisable into Ordinary Shares at the holder's option for an exercise price of $11.50. The business address for Bet on America LLC and Bet on America Holdings LLC is 2600 Virginia Avenue NW, Suite T23 Management Office, Washington, D.C. 20037, USA. The members of Bet on America Holdings LLC are Brian Friedman and Benjamin Friedman, and, as such, they have voting and investment discretion with respect to the holdings of Bet on America Holdings LLC.
(5)The business address for Gomez Cayman is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Gomez Cayman is beneficially owned by Colony Latin America Fund II, LP, the general partner of which is managed by Southlight Capital. Colony Latin America Fund II, LP has other limited partners, each of which has a beneficial ownership interest of between 5% and 30%. The managers of Gomez Cayman and CIBanco are under common control by the SouthLight Capital group.
(6)The business address for 166 is 88 University Place, New York, NY 10003, USA. Adam Neumann, who is the controlling owner of 166, may be deemed to have beneficial ownership of the securities held directly by 166 and disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest therein.
(7)The business address for SGF is 5, rue Guillaume J Kroll, I-1882 Luxembourg, Luxembourg.
(8)The business address for Renaissance Charitable Foundation Inc. (the “Foundation”) is 8910 Purdue Road, Suite 555, Indianapolis, IN 46268, USA. The Foundation is a §501(c)(3) publicly-supported charity that is controlled by its Board of Directors and appointed officers. Gregory Baker serves as its President and Chairperson of the Foundation. Adam Neumann, a controlling owner of 166, has the ability to provide non-binding advice to the foundation regarding investments and grants; however, neither 166 nor Mr. Neumann (nor any of Mr. Neumann’s family members) has decision-making authority over the securities held by the Foundation.
(9)The ownership interest of CIBanco includes 1,539,130 Ordinary Shares issuable upon the conversion of the 2022 Convertible Notes and 512,992 Ordinary Shares issuable upon the exercise of the 2022 Convertible Note Warrants. The business address for CIBanco is Cordillera de Los Andes 265 P-3, Lomas de Chapultepec, Ciudad de México, Mexico.
(10)The business address for AI Workstay Holdings LLC ("AIW") is c/o Access Industries Management LLC, 40 West 57th St., 28th Floor, New York, NY 10019, USA. Access Industries Management, LLC ("AIM") is the sole manager of AIW and Sir Leonard Blavatnik controls AIM and owns a majority of the outstanding voting interest of AIW. Each of AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. .
(11)Banco Actinver S.A., Institución de Banca Múltiple Grupo Financiero Actinver, is co-managed by CIBanco and an unrelated party, Banco Invex, S.A, Institución de Banca Múltiple, Invex Grupo Financiero, with CIBanco having a controlling voting interest. The business address for Banco Actinver S.A., Institución de Banca Múltiple Grupo Financiero Actinver is Montes Urales No. 620, piso 1, Lomas de Chapultepec, 11000, Ciudad de México, México.
(12)Consists of the shares held of record by Growth Fund, Kibbutz and Dekel, the Ordinary Shares issuable upon conversion of the 2022 Convertible Notes and exercise of the related warrants held by Kibbutz, 120,415 Ordinary Shares held by Employee SPV, S.A., over which Messrs. Museri and Rudasevski have voting control, 490,624 Ordinary Shares issuable upon the exercise of fully-vested options held by Mr. Museri and 19,764 vested restricted stock units held by him.
(13)Consists of the shares held of record by Growth Fund, Kibbutz and Dekel, the Ordinary Shares issuable upon conversion of the 2022 Convertible Notes and exercise of the related warrants held by Kibbutz, 120,415 Ordinary Shares held by Employee SPV, S.A., over which Messrs. Museri and Rudasevski have voting control, 470,860 Ordinary Shares issuable upon the exercise of fully-vested options held by Mr. Rudasevski and 11,858 vested restricted stock units held by him.
(14)Consists of Ordinary Shares issuable upon derivative securities issued under our equity incentive plans.
(15)Calculated as (A) 29,743,254 Ordinary Shares, being the sum of (i) the beneficial ownership interests of Kibbutz and Dekel, being 20,841,331 Ordinary Shares as Mr. Museri and Mr. Rudasevski together have a 62.8% ownership interest in Kibbutz, which in turn owns 100% of the ownership interests in Dekel, and they serve as directors of Kibbutz and Dekel, (ii) the 7,674,211 Ordinary Shares held by SGF since Mr. Museri and Mr. Rudasevski together hold a 50% interest in and serve as directors of Kibbutz General Partner S.a.r.l., the General Partner of SGF, (iii) the 1,107,297 options and restricted stock units held by Mr. Museri and Mr. Rudasevski, respectively, and the other executive officers, and (iv) 120,415 Ordinary Shares held by Employee SPV, S.A. as Mr. Museri and Mr. Rudasevski have voting control over that entity; divided by (B) 101,409,139 Ordinary Shares, being the sum of (i) the 98,597,537 Ordinary Shares outstanding as of April 10, 2022, (ii) the 1,704,305 Ordinary Shares issuable upon the conversion of the 2022 Convertible Notes and exercise of the 2022 Convertible Note Warrants held by Kibbutz, (iii) the 1,107,297 options and restricted stock units held by the executive officers.
Changes in Percentage Ownership by Major Shareholders
The following table shows the significant changes in the ownership interest of our 5% or greater shareholders between April 10, 2020 and April 10, 2023, including the impact of the transactions and capital restructuring arising in connection with the Business Combination.

5% or greater shareholder	April 2020 % interest(1)	April 2023 % interest(2)
Dekel Development Holding, S.A.	35.3%	15.7%
Bet on America LLC	—%	4.3%
Gomez Cayman SPV Limited	8.0%	10.7%
166 2nd LLC(3)	16.0%	9.0%
Selina Growth Fund S.C.Sp.	—%	7.8%
Renaissance Charitable Foundation Inc.	—%	7.7%
Kibbutz Holding S.a.r.l.	—%	3.7%
CIBanco, S.A. Institución de Banca Múltiple(4)	—%	3.7%
AI Workstay Holdings LLC	7.1%	5.3%
Banco Actinver S.A.(5)	—%	2.6%
(1)     The percentage interest shown is based on 21,539,748 Ordinary Shares issued and outstanding at that time.
(2)    The percentage interest shown does not include the Ordinary Shares that would be received upon the conversion of the 2022 Convertible Note Instrument or exercise of any warrants held by such shareholders.
(3)    In December 2021, 166 transferred the majority of its shareholding in Selina at that time to Renaissance Charitable Foundation Inc., a publicly-supported charitable corporation (the “Foundation”). Adam Neumann has the ability to provide non-binding advice to the Foundation regarding investments and grants, and neither 166 nor Mr. Neumann (nor any of Mr. Neumann’s family members) has decision-making authority over the voting of Selina shares held by the Foundation. The Foundation does not hold any debt or otherwise serve as a Related Lender.
(4)    Successor to Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee of the trust F/1900.
(5)    Successor to Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (acting solely in its capacity as trustee under the irrevocable trust agreement identified with number F/2627).

Record Holders
As of April 10, 2023, 98,597,537 of our Ordinary Shares were issued and outstanding.
As of April 10, 2023, our Ordinary Shares were held of record by three shareholders. GTU Ops Inc., the record holder for Computershare Trust Company, N.A., the Company's transfer agent, and Cede & Co., the record holder for the The Depository Trust Company, the clearing agent for Nasdaq, held 91,858,983 Ordinary Shares and 6,405,221 Ordinary Shares, respectively, and are located in the U.S. Of those shares held by intermediaries, including GTU Ops Inc. and Cede & Co., based upon our review of our shareholder records, selling shareholder questionnaires delivered in connection with the filing of the resale registration statement on Form F-1 and beneficial ownership reports, we are aware that shareholders beneficially holding at least 60,762,013 Ordinary Shares, which represent 61.63% of the outstanding shares as at April 10, 2023, are considered to be non-U.S. shareholders.

Control by Another Corporation, Foreign Government or Other Persons
To the best of our knowledge, Selina is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.
Related Party Transactions
Founders’ Interests in Certain Selina Investors
As of April 10, 2023, Dekel held a 15.7% beneficial ownership interest in Selina and Kibbutz was deemed to have held a 20.8% beneficial ownership interest, including Dekel's interest, as Dekel is a wholly-owned subsidiary of Kibbutz, and including (with regard to Kibbutz) the underlying Ordinary Shares into which the 2022 Convertible Notes and 2022 Convertible Notes Warrants may be converted. Rafael Museri and Daniel Rudasevski, Selina’s Chief Executive Officer and Chief Growth Officer, respectively, each hold 31.4% of the share capital (62.8% in the aggregate) of Kibbutz and they also serve as members of Kibbutz’s and Dekel’s boards of directors. On occasion, Messrs. Museri and Rudasevski have provided, and may in the future provide, personal guarantees in respect of debt and other obligations of Kibbutz, Dekel and their affiliated entities.

In addition, Messrs. Museri and Rudasevski each have a 25% interest in and serve as directors of Kibbutz General Partner S.a.r.l., the general partner of the SGF, which held a 7.78% beneficial ownership interest as of April 10, 2023, and they may receive dividends in connection with such shareholding.

Leases and Similar Arrangements
Subsidiaries of Selina lease or have leased certain hotel properties and corporate office space from various entities in which either Dekel and/or Messrs. Museri and Rudasevski have or have had an ownership interest and/or serve as directors. Messrs. Museri and Rudasevski receive or have received consultancy fees from the Dekel group of companies, from which Selina leases certain hotels and corporate office space. The following provides a summary of each such lease agreement.
Selina Santa Teresa South
Pursuant to that certain lease agreement (as amended, the “Santa Teresa Lease”), by and between Selina Operation Santa Teresa, S.A. (“Santa Teresa Tenant”) and Selina STA Teresa RE Dos, S.A. (the “Santa Teresa Landlord”), dated as of August 15, 2017, Selina leases property located in Santa Teresa, Costa Rica, which serves as the location of the Selina Santa Teresa South. Las Cavesas, Inc. (“Las Cavesas”) owns 70% of the Santa Teresa Landlord and each of Messrs. Museri and Rudasevski own 50% of Las Cavesas. The Santa Teresa Lease provides for monthly lease payments of $3,536 (plus VAT) plus a 3% annual increase during the term of the Santa Teresa Lease, which expires on August 15, 2037. On November 17, 2021, the Santa Teresa Landlord entered into a sale and purchase agreement with a third-party (the “Santa Teresa Buyer”) pursuant to which the Santa Teresa Landlord agreed to sell to the Santa Teresa Buyer the Santa Teresa Landlord’s interest in the property. The closing of the sale occurred in February 2022, at which point Messrs. Museri and Rudasevski ceased having any beneficial ownership in the Santa Teresa Landlord. In March 2022, the Santa Teresa Tenant and Santa Teresa Buyer entered into a new 20-year lease agreement for the continued operation of the property by the Santa Teresa Tenant.
Selina Casco Viejo
Pursuant to that certain commercial lease agreement (as amended, the “Panama City Lease”), by and between Selina Operation Bola de Oro, S.A. and Bola de Oro, S.A. (the “Panama City Landlord”), dated as of January 1, 2019, Selina leased property located in Panama City, Panama, which served as the location of the Selina Casco Viejo. Dekel owns an indirect equity interest in the Panama City Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have significant influence over the Panama City Landlord. Under the Panama City Lease, Selina was obligated to pay monthly lease payments, amounting to $48,370 per month, subject to an increase of up to 5% per annum, during the term of such lease, which was expected to expire on December 31, 2033.

In September 2022, the Panama City Landlord agreed to sell its interest in the property to an unrelated third-party purchaser and as a result, Selina and the Panama City Landlord terminated the Panama City Lease early and entered into a new 20-year lease agreement, which includes annual rental payments amounting to $662,472 per year, increasing to $1.25 million per year by the end of the lease term, plus a 10% yield on the capital investment made by the purchaser. As part of the arrangement, Selina received an early termination fee of $1 million from the Panama City Landlord in November 2022, less $78,352 in deferred rent owed to the Panama City Landlord, and Selina paid to the Panama City Landlord an additional $78,352 in deferred rent in December 2022.
Selina Cartagena

Pursuant to that certain commercial lease agreement (as amended, the “Cartagena Lease”), by and between Selina Operation Cartagena, S.A.S., and Dekel Cartagena Real Estate, S.A.S. (the “Cartagena Landlord”), dated as of September 20, 2018, Selina leases property located in Cartagena, Colombia, which serves as the location of Selina Cartagena. Dekel owns a non-controlling, indirect equity interest in the Cartagena Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have significant influence over the Cartagena Landlord. Under the Cartagena Lease, Selina is obligated to pay monthly lease payments, currently amounting to $28,512 per month, during the term of such lease, which is currently expected to expire on December 31, 2033. In November 2021 Dekel signed a contract for the sale of its interest in the Cartagena Landlord which has partially completed and will fully complete by the end of May 2023.
Selina Medellín
Pursuant to that certain collaboration agreement (as amended, the “Medellín Lease”), by and between Selina Operation Medellin, S.A.S. (“Selina Medellin”) and Dekel MPR Colombia, S.A.S (the “Medellín Landlord”), dated as of August 1, 2015, Selina leases property located in Medellín, Colombia, which serves as the location of Selina Medellín. Dekel owns an indirect equity interest in the Medellín Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have significant influence over the Medellín Landlord. Under the Medellín Lease, Selina is obligated to pay monthly lease payments of $40,000, plus a 2.5% annual increase during the term of such lease, which is currently expected to expire on July 31, 2034.
Selina Pedasi
Pursuant to that certain commercial lease and administration agreement (as amended, the “Pedasi Lease”), by and between Selina Pedasi, S.A. (the “Pedasi Tenant”) and Pedasito Real Estate, S.A. (the “Pedasi Landlord”), dated as of February 1, 2016, Selina leased property located in Pedasi, Panama, which served as the location of Hotel Pedasito. Dekel owns a non-controlling, indirect equity interest in the Pedasi Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have had significant influence over the Pedasi Landlord. The Pedasi Lease terminated as of November 19, 2021, and the Pedasi Tenant agreed, pursuant to a settlement agreement entered into between the parties on November 19, 2021, to pay to Pedasi Landlord $30,000 (reduced from $41,250) in outstanding rental and other payments due under the Pedasi Lease through the termination date. Such amounts are being paid in monthly installments through June 2023.
Panama Corporate Office Space
Pursuant to that certain commercial lease agreement (as amended, the “Selina Office Lease”), by and between Selina Management Panama, S.A. (“Selina Office Tenant”) and Norias Investments, S.A. (the “Selina Office Landlord”), dated as of June 23, 2017, Selina leased property located in Panama City, Panama, which Selina used as corporate office space. Dekel owns a non-controlling, indirect equity interest in the Selina Office Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have had significant influence over the Selina Office Landlord. The Selina Office Lease terminated as of July 29, 2021, and the Selina Office Tenant agreed, pursuant to a settlement agreement entered into between the parties on December 1, 2021, to pay to the Selina Office Landlord $245,000 (reduced from $292,417) in outstanding rental and other payments due under the Selina Office Lease through the termination date. Such amounts are being paid in monthly installments through May 2023.
Selina Workshop Space
Pursuant to that certain commercial lease agreement (as amended, the “Selina Workshop Lease”), by and between Selina Operations Casco Antiguo, S.A. (the “Selina Workshop Tenant”) and Las Palmeras Comercial, S.A. (the “Selina Workshop Landlord”), dated as of August 1, 2017, Selina leased property located in Panama City, Panama, which Selina used as a design studio. Dekel owns a non-controlling, indirect equity interest in the Selina Workshop Landlord and, as such, Messrs. Museri and Rudasevski may be deemed to have had significant influence over the Selina Workshop Landlord. The Selina Workshop Lease terminated as of November 19, 2021, and the Selina Workshop Tenant agreed, pursuant to a settlement agreement entered into between the parties on November 19, 2021, to pay to the Selina Workshop Landlord $39,590 (reduced from $49,488) in outstanding rental and other payments due under the Selina Workshop Lease through the termination date. Such amounts are being paid in monthly installments through June 2023.
Family Arrangements
Various subsidiaries of Selina previously had entered into finder agreements with Israel Mooseri, Mr. Museri’s brother, and Michael Rudasevski, Mr. Rudasevski’s brother, or companies affiliated with them, pursuant to which the finders were paid, or are to be paid, fees of between 7% and 13% of annual rent for assisting the group in locating sites for leasing by Selina and converting the sites into Selina-branded properties. Israel Mooseri (or companies affiliated with him) was paid $53,346 in 2022 and there are pending milestone payments to be made to each of them under existing finder agreements.
Messrs. Museri’s and Rudasevski’s wives were former employees of Selina. Natalie Rudasevski, Mr. Rudasevski’s wife, was employed by Selina as Head of Culture (UK) between May 2020 and December 2020. Hilla Tayas, Mr. Museri’s wife, was employed by Selina in designer roles between September 2016 and August 2019. Both have been engaged by us from time to time to provide ad-hoc consulting services for short-term projects, but were not paid any fees in 2022. Ms. Rudasevski holds 120 phantom shares issued to her under the Phantom Plan and Ms. Tayas holds 204 phantom shares. Based on the terms of the Phantom Plan, those phantom shares have aggregate values of $2,379 and $4,047, respectively.
Both Hilla Tayas and Michael Rudasevki own a 7.6% and 2.8% economic interest, respectively, in a company called Employee SPV, S.A. (“Employee SPV”), which was established by Selina in 2017 to allow certain employees and service providers to invest in Selina. The Employee SPV is managed by Messrs. Museri and Rudasevski and holds 120,415 Ordinary Shares in Selina. Of those, 9,091 Ordinary Shares are being distributed to Hilla Tayas and 3,408 Ordinary Shares are being distributed to Michael Rudasevski in connection with the winding up of Employee SPV.

Related Party Loans
Each of the following entities (each, a “Related Lender”) is considered a related party to Selina pursuant to Item 7.B of Form 20-F (each, a “Related Lender” and collectively, the “Related Lenders”). The Major Shareholders table set out in Item 7 above provides further detail on their beneficial ownership interests. Selina and/or its subsidiaries had entered into certain debt arrangements with the Related Lenders as described below:

•166
•Bet on America LLC
•CIBanco
•Dekel
•Gomez Cayman
•Kibbutz
•SGF
Founder Loans
Pursuant to a founders agreement, dated November 11, 2013 and subsequently amended, certain Related Lenders made loans to Selina, including $0.8 million from Dekel. Those loans accrued interest at a rate of 5% per annum. The total outstanding amount, including principal and interest due under the loans, was $2.3 million when they were repaid in full in October 2022, prior to the Closing.
Kibbutz Loans
Pursuant to a loan agreement dated December 30, 2020, the Group received a loan of $0.3 million from Kibbutz, which loan had an 8% interest rate. Such loan was fully repaid in January 2022.
Convertible Loan Note Instrument
In March 2020, Selina and its affiliate, Selina Operation One (1), S.A. ("Selina One") entered into the Convertible Loan Note Instrument with certain noteholders, including those set forth in the table below (the “Related Party Noteholders”) for the issuance of the 2020 Notes. In July 2021, Selina, Selina One and certain of the required noteholders agreed to increase the aggregate principal amount issuable under the Convertible Loan Note Instrument from $90 million to $125 million. The Convertible Loan Note Instrument is guaranteed by, among other things, a pledge of the shares of Selina One. Interest under the 2020 Notes accrues on a payment-in-kind basis at a rate of 10% per annum and capitalizes on a quarterly basis based on the date of issuance of each 2020 Note. Each holder of a 2020 Note had the right to convert some or all of the principal and interest under such holder’s 2020 Note into Ordinary Shares upon the occurrence of certain triggering events, including the Closing, the failure of Selina to complete a qualifying equity financing by December 21, 2022, which date subsequently was extended to December 31, 2023, by amendment, or upon an exit event, in each case, subject to the terms therein. Unless certain insolvency, default or change of control events occur first, the maturity date under the Convertible Note Instrument is June 30, 2023, at which point Selina must redeem the amount then outstanding under the 2020 Notes.
Each of the following Related Party Noteholders held notes issued pursuant to the Convertible Loan Note Instrument for the aggregate amounts set forth opposite such Related Party Noteholder’s name below. In connection with the Closing, (i) all principal and interest then evidenced by the notes held by 166, Gomez Cayman, Dekel and SGF was converted into Ordinary Shares pursuant to the terms of the Convertible Loan Note Instrument; (ii) $0.2 million was repaid to CIBanco in satisfaction of its investment in Convertible Loan Note Instrument; (iii) $11.8 million was deemed to have been repaid to Kibbutz in exchange for 2022 Convertible Notes, as further set out in the 2022 Convertible Note section below, with approximately $4.0 million (including $1.7 million in principal and interest and $2.3 million worth of additional warrants issued to Kibbutz under the 2020 Warrant Instrument) being converted into Ordinary Shares, and $0.4 million being repaid to Kibbutz in satisfaction of its investment in the Convertible Loan Note Instrument.

Name of Noteholder	Amount of principal and accrued interest as of October 25, 2022
166	$29,539,721
Gomez Cayman and CIBanco	$34,199,631
Dekel	$2,598,041
Kibbutz	$13,927,907
SGF	$42,219,305
Mexico Note
On April 20, 2020, Selina Mexico, as the borrower, Selina, and Selina One entered into the Mexico Note Instrument, pursuant to which CIBanco agreed to extend Selina Mexico an aggregate principal amount of up to $5 million.
The terms and conditions of the Mexico Note Instrument were substantially similar to the Convertible Loan Note Instrument, except that the debt was convertible into shares of Selina Mexico. Pursuant to the Put and Call Option Agreement, CIBanco had the right to convert its equity in Selina Mexico into equity in Selina, subject to the terms therein.
As of October 25, 2022, the amount of the principal and accrued interest outstanding under the notes issued to CIBanco under the Mexico Note Instrument was approximately $14.4 million. Of that amount, $14.2 million was deemed to have been repaid in exchange for 2022 Convertible Notes, as further set out in the 2022 Convertible Note section below, and $0.2 million was repaid to CIBanco following Closing in satisfaction of its investment in the Mexico Note Instrument.
Warrants
In connection with the issuance of the notes under the Convertible Loan Note Instrument and the Mexico Note Instrument, Selina issued warrants to certain of the Related Party Noteholders pursuant to a warrant instrument, dated March 25, 2020, made by Selina, which was subsequently amended and restated in October 2021. Under such warrant instrument, the holders of the warrants have the right to acquire a certain percentage of Ordinary Shares ranging from 6.25% to 10.42% in accordance with the terms thereof. All of the warrants had been allocated to eligible holders of the Convertible Loan Note Instrument by Selina and were converted into Ordinary Shares at Closing. See “Description of Other Selina Securities–Warrants” for additional details.
Term Loan
In January 2018, Selina and Selina One entered into the Term Loan Agreement with 166, Gomez Cayman and CIBanco as the lenders. The Term Loan Agreement was comprised of two separate tranches, each of which had a term of five years from the date of initial funding under such tranche. Pursuant to the Term Loan Agreement, Selina had pledged as collateral, among other things, the shares of Selina One.
Under the terms of the Term Loan Agreement and an intercreditor facility entered into among the parties thereto, interest payments under the Term Loan Agreement accrued at a rate of 12% per annum until the end of April 2021 and increased in increments of 2% during each three-month period thereafter until November 1, 2021, at which point the interest rate capped out at 18% per annum. Such interest was capitalized and added to the principal amount thereunder.
The lenders under the Term Loan Agreement had the right, prior to Closing, to convert their debt outstanding thereunder into debt under the Convertible Loan Note Instrument. At Closing, the full amount of the principal and interest due under the Term Loan Agreement, equating to $47.7 million, including $5.7 million in fees due to the lenders, automatically converted into Ordinary Shares of Selina upon the Closing.

2022 Convertible Note
On April 22, 2022, Selina entered into convertible note subscription agreements with the 2022 Convertible Note Investors, pursuant to which, among other things, Selina agreed to issue and sell to the 2022 Convertible Note Investors, in private placements, $147.5 million aggregate principal amount of the 2022 Convertible Notes for an aggregate purchase price of $118.0 million. As additional consideration for the purchase price paid by the 2022 Convertible Note Investors, the convertible note subscription agreements provide that Selina will issue to the 2022 Convertible Note Investors an aggregate of 4,274,929 2022 Convertible Note Warrants, with each 2022 Convertible Note Investor receiving (i) a warrant to purchase that number of Ordinary Shares equal to approximately one-third of the number of Ordinary Shares into which the principal amount of such 2022 Convertible Note Investor’s 2022 Convertible Note converts and (ii) shares of BOA Class B Common Stock owned by the Sponsor (or Selina Ordinary Shares in exchange therefor) in an amount determined by multiplying such investor’s aggregate principal investment in the 2022 Convertible Notes by a percentage ranging from 2.5% to 7.5% based on the principal amount of the 2022 Convertible Notes for which such investor subscribed.
Additionally, in connection with the execution of the convertible note subscription agreements, the 2022 Convertible Note Investors entered into the 2022 Convertible Note Sponsor Agreements with the Sponsor, pursuant to which the Sponsor agreed to transfer a certain number of Sponsor Shares to such 2022 Convertible Note Investors based upon a percentage ranging from 2.5% to 7.5%, of the principal amount of the 2022 Convertible Notes for which such 2022 Convertible Note Investor subscribed.
CIBanco agreed to invest $14.2 million, representing the approximate amount of the principal and interest payable to CIBanco under the Mexico Note Instrument through the end of June 2022, by way of a subscription for a new note to be issued by Selina Mexico, on similar terms to the Mexico Note Instrument, in exchange for the note issued to CIBanco under the Mexico Note Instrument, which new note ultimately was exchanged for 2022
Convertible Notes, issued under the Indenture at Closing, having an aggregate principal amount of $17.7 million. As part of such investment, CIBanco received 512,992 warrants and 132,750 Sponsor Shares.
Kibbutz agreed to an early prepayment of $11.8 million of principal and interest owed to Kibbutz pursuant to notes held by Kibbutz under the Convertible Loan Note Instrument and to reinvest such amount into the Indenture via a subscription for $14.7 million principal amount of 2022 Convertible Notes. As part of such investment, Kibbutz received 426,044 warrants and 110,250 Sponsor Shares.
New Term Loan
On April 14, 2022, Selina Management Company UK Ltd, a subsidiary of Selina ("SMC UK"), and Guines LLC (“Guines”), which held $6.3 million principal amount of notes under the Convertible Loan Note Instrument, entered into an unsecured Term Loan Note and Guaranty agreement (“New Term Loan”) pursuant to which SMC UK borrowed $5.0 million from Guines. The New Term Loan was guaranteed by certain subsidiaries of Selina and contained customary representations, warranties and covenants. The facility was repaid by SMC UK in June 2022, subject to payment of an additional interest charge of $1.0 million, which was paid to Guines upon Closing.
Joint Venture Arrangements
Pursuant to a joint venture agreement, dated May 1, 2017, 166 contributed $4.05 million to Selina Bogota Real Estate, S.A.S. (“Bogota RE”), in exchange for the issuance of certain preferred shares in Bogota RE that entitle the holder of such shares to dividends that provide a 7% internal rate of return on the outstanding amount of the investment from time to time. Bogota RE used the capital, in addition to contributions from Selina, to acquire and renovate the hotel currently operating as the Selina La Candelaria Bogotá in Colombia and related real estate.
Transaction Support Agreements

In connection with the execution of the Business Combination Agreement, Selina entered into Transaction Support Agreements with certain key shareholders, including (among others) Dekel, Gomez Cayman, 166 and AI Workstay Holdings LLC, each of which held 5% or more of the share capital of Selina as of December 2, 2021, the date the Transaction Support Agreements were entered into.

Transactions with Meta Platforms, Inc.

One of our directors, Adi Soffer Teeni, who was appointed on October 27, 2022, has been employed by Meta Platforms, Inc. ("Meta") as Vice President & General Manager, Israel. During 2022, Selina has received advertising and other marketing related services provided by Meta and paid to Meta, on a global basis, approximately $2.0 million in fees. All transactions with Meta were entered into in the ordinary course of business and on an arms-length basis.

Employment Arrangements
Selina has entered into employment agreements and offer letter agreements with certain of its executive officers.
Investors’ Rights Agreement
Selina has entered into an Investors’ Rights Agreement (the "IRA") with certain 5% or greater shareholders (as of October 27, 2022, the date the IRA was executed), including 166, AI Workstay Holdings LLC, Banco Actinver S.A., Institución de Banca Múltiple Grupo Financiero Actinver, BOA Sponsor, CIBanco, Dekel, Gomez Cayman, Kibbutz, Renaissance Charitable Foundation Inc. and SGF.
Indemnification Agreements
The Selina Articles contain provisions limiting the liability of executive officers and members of the Selina Board and provides for indemnification of such executive officers and directors, to the maximum extent permitted by applicable law.
Selina also has entered into, and may in the future enter into, indemnification agreements with its directors, executive officers and certain other key employees. The indemnification agreements require, or will require, Selina to indemnify each of its directors, executive officers, and other key employees, to the extent permitted by law, for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director, executive officer or key employee in any action or proceeding arising out of their services as one of Selina’s directors, executive officers or key employees or as a director, executive officer or key employee of any other company or enterprise to which the person provides services at Selina’s request. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Selina — Indemnification Agreements.”
On June 1, 2022, Selina entered into an indemnification letter with Brian Friedman, the former Chief Executive Officer of BOA Acquisition Corp., pursuant to which it agreed to indemnify Mr. Friedman for a temporary liquor license that Mr. Friedman held for the potential sale of alcohol at a Selina-branded hotel in Washington, D.C. No liquor was served at the hotel in reliance upon such license.
Policies and Procedures for Related Person Transactions
The Selina Board has adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions, including that the audit committee has the primary responsibility for reviewing and approving “related person transactions,” which are transactions between Selina and related parties in which the related party has a direct or indirect material interest.
A “related person transaction” is defined in the policy to be a transaction, arrangement or relationship in which Selina or any of its subsidiaries was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest.
A “related person” is defined to mean:
•any person who is, or at any time during the applicable period was, one of the Selina’s executive officers or one
•any person who is known by Selina to be the beneficial owner of more than 5% of Selina voting securities;

•any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Selina’s voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Selina’s voting securities; and
•any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.
Selina has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time.
Item 8.    Financial Information.

The consolidated financial statements filed as part of this Annual Report are filed under “Item 18. Financial Statements.”
Item 9.    The Listing.
Our Ordinary Shares and Public Warrants are traded on The Nasdaq Global Market under the symbol “SLNA” and “SLNAW," respectively.
Item 10.    Additional Information.
Overview
Selina Hospitality PLC was originally incorporated as a Sociedad Anonima (public limited company) in Panama. We were then redomiciled to Luxembourg on October 29, 2018, converted to a Societas Europaea on January 8, 2019, and subsequently transferred its registered office into the UK on March 26, 2019. On December 31, 2020, we were automatically converted into a UK Societas pursuant to Articles AA1 and AAA1 of the EC Regulation on the European Public Limited-Liability company as amended by the European Public Limited-Liability Company (Amendment Etc.) (EU Exit) Regulations 2018. In August 2021, we filed draft terms of conversion to convert our corporate form from a UK Societas to a public limited company, under the proposed name of Selina Hospitality PLC, in order to simplify the legal regime applicable to us and prepare the company for a public listing. The conversion, required us to adopt new Articles of Association on July 13, 2022.
On February 22, 2022, we converted to a UK public limited company and are now registered in England and Wales as Selina Hospitality PLC. The change in corporate form and name did not impact any of our contractual rights or obligations or our capital structure. Selina Hospitality PLC is, by operation of law, the legal successor to Selina Holding Company, UK Societas in all respects and is registered under company number 13931732.
Articles of Association and English Law Considerations
Directors
Number of Directors
Our Articles provide for a minimum of two and a maximum of twelve of directors, and that otherwise the number of directors shall be as determined by the Selina Board from time to time.
Appointment and Retirement of Directors
Shareholders may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors.

Directors may also be appointed by the Selina Board, either to fill a casual vacancy or as an additional director so long as the total number of directors shall not exceed twelve. A director appointed by the board holds office until the following annual general meeting and if not re-appointed at such annual general meeting shall vacate office at its conclusion.
Directors may be appointed for a fixed term, following which that director shall retire. A retiring director shall be eligible for re-election, provided that if he or she is not elected or deemed to be re-elected, he or she shall hold office until the next annual general meeting elects someone in his or her place or if it does not do so, until the end of that meeting.
No person that is not a director retiring from the existing board is eligible for appointment as a director unless recommended by the board of directors, or unless not less than seven and not more than 42 days before the date appointed for the meeting a notice is given to us by a member expressing an intention to propose such person for appointment as a director, and such notice has also been signed by that person expressing a willingness to be elected.
Rotation of Directors
At every annual general meeting, the directors constituting one of the three classes of directors shall retire from office. A retiring director shall be eligible for re-appointment and may stand for re-election. A director retiring at a meeting shall, if he or she is not re-appointed at such meeting, retain office until the meeting appoints someone in his or her place, or if it does not do so, until the conclusion of such meeting.
Duties of Directors
Under English law, a director owes various statutory and fiduciary duties to us, including:
•to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
•to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;
•to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;
•to exercise independent judgment;
•to exercise reasonable care, skill and diligence;
•not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and
•to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.
Directors’ Fees and Remuneration
Each of the directors shall be paid a fee in such sums as may from time to time be determined by the directors, which fee may be paid in cash and/or equity. Each director may be paid all proper and reasonable expenses incurred in attending and returning from meetings of the directors or committees of the directors or general meetings of Selina or separate meetings of the holders of any class of securities of Selina or otherwise in connection with the business of Selina.
Any director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of Selina, or who otherwise performs services which in the opinion of the Selina Board are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of fee, percentage of profits or otherwise, as the Selina Board may determine.

Borrowing Powers
The Selina Board may exercise, or delegate to such committees as they deem appropriate, all the powers to borrow money and to mortgage or charge all or any part of Selina’s undertaking, property, assets (present or future) and uncalled capital and to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of Selina or of any third party, subject to and in accordance with the Companies Act.
Indemnity of Directors
Under our Articles, and subject to the provisions of the Companies Act, each of Selina’s directors is entitled to be indemnified by Selina against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director.
Shareholders’ Meetings
Timing
Each year, Selina will hold a general meeting of its shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting must be held in the six-month period following Selina’s annual accounting reference date, but otherwise will be held at such time and place as the Selina Board may appoint.
Quorum
No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Two persons present and entitled to vote upon the business to be transacted, each being either a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder shall be a quorum for all purposes.
Requisitioning Shareholders’ Meetings
Subject to certain conditions being satisfied, (i) a shareholder or shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting; and (ii) a shareholder or shareholders can require resolutions to be put before an annual general meeting, if the request is made by:
•a shareholder or shareholders representing at least 5% of the total voting rights of all the shareholders having a right to vote on the resolution at the annual general meeting (excluding voting rights attached to any treasury shares); or
•at least 100 shareholders with the right to vote on the resolution at the annual general meeting and each holding, on average, at least £100 of paid-up share capital.
Exclusive Forum
Selina's AoA provides that unless Selina by ordinary resolution consents in writing to the selection of an alternative forum in the U.S., the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In addition, proceedings between a shareholder and Selina and/or its directors arising out of or in connection with the AoA may only be brought in the courts of England and Wales. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Selina or its directors, officers or other employees, which may discourage lawsuits against Selina, its directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our AoA.

Other English Law Considerations
Amendments of Articles
Under English law, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for Selina and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.
If a takeover offer is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders or class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders.
U.K. City Code on Takeovers and Mergers
Based upon Selina’s current and intended plans for Selina’s directors and management, for the purposes of the Takeover Code, Selina will be considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to Selina. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to Selina. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:
•acquires an interest in Selina shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of Selina shares; or
•who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for Selina’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Disclosure of Interest in Shares
Section 793 of the Companies Act gives Selina the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of Selina’s shares, (the “default shares”), to disclose prescribed particulars of those shares. For this purpose, default shares includes any of Selina’s shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in sanctions being imposed against the holder of the default shares as provided within the Companies Act.
Under the Selina Articles, Selina will withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless the Selina Board decides otherwise).
Reduction of Share Capital
Under English law, Selina may reduce or cancel its issued share capital only if the reduction of capital and its terms have been approved by a special resolution of shareholders at a general meeting and the reduction of capital has been confirmed by an English court.

Description of Ordinary Shares

For a description of the Ordinary Shares, please refer to Exhibit 2.1# “Description of Securities”.
Material Contracts

The following are the material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by us in the last two years, (ii) have been entered into by other companies within the Selina Group, or (iii) are otherwise material to our company:

Joint Venture Arrangement with Yam at Selina Ops, L.P.

In September 2017, the Company and YAM at Selina Ops, L.P. (“YAM”) entered into a joint venture agreement pertaining to the development of the Company’s business in Panama, Costa Rica and Nicaragua, which agreement was amended and restructured in December 2020, when a new shareholder agreement was entered into among the Company, Selina Operation One (1), S.A., a subsidiary of the Company (“Selina One”), and YAM for the operation of PCN Operations S.A. (“PCN”), the joint venture company that was established for the arrangement. Pursuant to the governing documents, the Company, via Selina One, has an 85% interest in PCN and YAM has a 15% interest. Under the amended shareholder agreement, YAM also had a right to receive (i) distributions of net cash accruing to PCN each quarter, on a consolidated basis, up to the higher of 7.5% of the gross revenues or 50% of the distributable net cash; (ii) a certain portion of any capital transactions involving PCN’s portfolio; (iii) an 8% preferred return on its investment; and (iv) several guaranteed milestone payments, totaling $1.2 million, in 2020 and 2021, or earlier upon the occurrence of a specified fundraising event, which payments could be deferred until January 2022 should the properties within the portfolio fail to achieve specified performance criteria. In addition, YAM had a put right that allowed YAM to sell its interest in the joint venture to Selina One, starting in September 2022, in exchange for the return of the unpaid portion of its capital contributions plus the accrued and unpaid amount of YAM’s preferred return.

The joint venture arrangement was amended in June and August of 2021 to provide for certain payments to YAM in the event the Company were to raise additional funds, a new put right in favor of YAM that would take effect after September 2023, subject to payment of an increased preferred return of 14%, as well as an additional call right in favor of Selina One with the payment being based upon YAM earning a preferred return on its investment of between 13% and 14% depending on the exercise date. The arrangement was further amended in June 2022 and December 2022 to, among other things, provide for the deferred payment of the milestone payments owed to YAM and the cessation of quarterly payments of distributable net cash to YAM under the shareholder agreement, remove YAM’s put rights, and provide for the obligation of Selina One to repurchase YAM’s interest in PCN, for the outstanding amount of YAM’s investment plus a 14% preferred return, from the proceeds of a future capital raise event and, to the extent such proceeds are insufficient to repay the amounts owed at the time the funds are raised, quarterly payments starting either in December 2022 or March 202 depending on the proceeds received. Furthermore, as part of those amendments, Selina issued to YAM 1,400,000 Ordinary Shares in December 2022 in settlement of a portion of the outstanding amounts owed to YAM.

Business Combination Agreement and Subsequent Amendments, and Agreements Entered Into in Connection with Business Combination Agreement

As previously disclosed, effective October 27, 2022, Selina and its wholly owned subsidiary, Merger Sub completed its Business Combination with BOA and the transactions ancillary thereto. In connection with the completion of the Business Combination, Merger Sub merged with and into BOA, with BOA surviving the Business Combination as a wholly owned subsidiary of Selina. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the securityholders of BOA immediately prior to such completion became securityholders of Selina.

The Business Combination Agreement was entered into on December 2, 2021, by and among BOA, Selina and Merger Sub and provided that BOA would merge with the Company by way of a transaction structure known as a ‘reverse triangular merger,’ whereby the Company’s merger subsidiary would merge with and into BOA, with BOA being the surviving entity in such merger, and each share in the capital of BOA automatically would be converted, as of the closing of the Business Combination, into the right to receive Ordinary Shares of the Company. In addition, each issued and outstanding warrant to purchase a share of BOA common stock, which were sold to the public and to Bet on America LLC, BOA’s sponsor, in connection with BOA’s initial public offering, automatically would be assigned to, and assumed by, the Company and converted into a corresponding warrant to purchase Ordinary Shares of the Company. In consideration of such merger, the Company would issue shares to the stockholders of BOA and warrant holders and seek to register on the NYSE, and subsequently on Nasdaq, as a foreign private issuer, in order to give effect to the public trading of its securities. The Business Combination Agreement included customary representations, warranties, and covenants, including, among others, covenants with respect to the conduct of BOA and the Company and its subsidiaries prior to the closing.

Concurrently with and following the execution of the Business Combination Agreement, Selina entered into Subscription Agreements with PIPE Investors, including Bet on America Holdings LLC (“BOAH”), an affiliate of BOA’s sponsor, pursuant to which, among other things, each such investor agreed to subscribe for, and committed to purchase in a private placement, additional Ordinary Shares of the Company for subscription proceeds (or the conversion of debt receivables) in an aggregate amount of not less than $55 million and BOA’s sponsor provided an equity backstop for up to an additional $15 million in investment, bringing the total committed capital to $70 million.

On December 2, 2021, BOA’s Sponsor and the Company entered into a letter agreement whereby BOA’s sponsor agreed to vote in favor of the Business Combination between BOA and the Company in respect of all BOA shares held by the sponsor. In addition, BOA’s sponsor agreed, at the closing of the Business Combination, to take all necessary actions to transfer to such parties as may be designated by the Company from time to time, subject to certain conditions and limitations, up to 25% of the BOA Class B shares owned by the sponsor for the purposes of providing consideration to secure additional subscriptions in respect of the PIPE financing, and/or induce certain BOA stockholders owning BOA Class A shares to enter into non-redemption agreements, with any unused shares remaining in the pool to be forfeited and cancelled.

In connection with the execution of the Business Combination Agreement, certain shareholders of the Company entered into Transaction Support Agreements with BOA and the Company. Under these agreements, each supporting shareholder agreed, following notice of the Company’s general meeting convened to approve the Business Combination, to execute and deliver to the Company a written voting proxy with respect to all outstanding shares, and other securities that were convertible into or exchangeable for shares of the Company, held by such shareholder and vote such shares and other securities in favor of adopting the Business Combination Agreement and approving the Business Combination and related transactions.

In addition, each of the Company, BOA and its sponsor and certain of the Company’s significant shareholders, including 166, AI Workstay Holdings LLC, Digital Nomad I, LLC, Dekel Development Holding S.A., Gomez Cayman and CIBanco, S.A., Institución de Banca Múltiple, agreed to enter into, and did enter into, an Investor Rights Agreement, effective as of the closing of the Business Combination (the “IRA”), pursuant to which the Company was obligated to file, and did file, a registration statement for the resale of certain registrable securities and also to provide to such shareholders customary “piggyback” registration rights. Upon closing of the Business Combination, additional shareholders holding 1% or more of the share capital of the Company at that time, including Renaissance Charitable Foundation Inc., Kibbutz Holding, S.a.r.l., and Banco Actinver, S.A., Institución de Banca Múltiple Grupo Financiero Actinver, joined in the execution of the IRA. The IRA also provides for various lock-up restrictions that apply to certain shareholders of the Company for a period of time following the closing of the Business Combination, either 180 days or one year following the closing, unless certain events occur. Finally, the IRA describes the director nomination rights for BOA’s sponsor and certain significant shareholders of the Company with respect to the Company’s Board of Directors as at the closing of the Business Combination.

On April 22, 2022, Selina entered into convertible note subscription agreements with certain institutional and other investors (the “2022 Convertible Note Investors”), pursuant to which Selina agreed to issue and sell to the 2022 Convertible Note Investors, in private placements that closed concurrently with the closing of the Business Combination, $147.5 million aggregate principal amount of the 2022 Convertible Notes for an aggregate purchase price of $118.0 million. The 2022 Convertible Notes bear interest at a rate of 6.00% per annum, payable semi-annually, and are convertible into Selina Ordinary Shares at a conversion price of $11.50 per share, and mature four years after their issuance. As additional consideration for the purchase price, the Note Subscription Agreements, each 2022 Convertible Note Investor received (i) a warrant (the “2022 Convertible Note Warrants”) to purchase a number of Selina Ordinary Shares equal to approximately one-third of the number of Selina Ordinary Shares into which the principal amount of their 2022 Convertible Notes may convert and (ii) shares of BOA Class B Common Stock owned by the Sponsor (or Selina Ordinary Shares in exchange therefor) in an amount determined by multiplying such investor’s aggregate principal investment in the 2022 Convertible Notes by a percentage ranging from 2.5% to 7.5% based on the principal amount of the 2022 Convertible Notes for which such investor subscribed.

On July 1, 2022, Selina entered into amendments to the Business Combination Agreement and the Subscription Agreement with BOAH, and a letter agreement with BOA’s sponsor. Pursuant to the amendment to the Business Combination Agreement, the parties agreed to reduce the minimum cash requirement from $70.0 million to $55.0 million and to extend the long-stop closing date for the transaction from August 26, 2022 to October 25, 2022. Under the amendment to the Subscription Agreement with BOAH, (i) BOAH funded to Selina its $10.0 million commitment on July 1, 2022, and, in exchange for such pre-payment, Selina agreed to pay BOAH a pre-payment fee at the Closing in the form of 250,000 Selina Ordinary Shares and (ii) the parties agreed that conditional backstop obligation may be reduced in the event that a threshold amount of fees or expenses payable to certain financial and legal advisors were deferred, waived, reduced, offset or otherwise decreased prior to the consummation of the Business Combination. The letter agreement with BOA’s sponsor provided, among other things, that Selina would forego the 188,375 BOA Class B Common Stock that the sponsor previously had agreed to transfer to third parties, as determined by Selina, and that BOA’s sponsor would waive its right to designate two individuals to the board of directors of Selina following the closing.

In addition to amending its Subscription Agreement with BOAH, Selina amended the Subscription Agreements with certain other PIPE Investors. After giving effect to such amendments, the aggregate number of Selina Ordinary Shares to be issued and sold in the PIPE was reduced from 5,545,000 to 5,445,000 Selina Ordinary Shares, and the aggregate purchase price for the Selina Ordinary Shares issued in the PIPE was reduced from $55.5 million to $54.5 million. Further, certain other PIPE Investors, in addition to BOAH, agreed to fund an aggregate $39.2 million of the PIPE Investment prior to the closing, or $49.2 million including BOAH’s advanced funding. In exchange for such pre-payments, Selina agreed to pay such PIPE Investors, including BOAH, aggregate pre-payment fees at the closing in the form of 1,230,000 Selina Ordinary Shares.

In connection with the completion of the Business Combination:

1.Most of the debt and accrued interest payable to holders of notes under the Convertible Loan Note Instrument converted into equity, with the $36 million amount of the proceeds being reinvested into New Notes issued under the 2022 Convertible Loan Notes. Only $1.3 million of notes issued under the 2020 Convertible Loan Note Instrument, held by one investor, remained unpaid as at the closing of the Business Combination.
2.Most of the principal and interest under a Convertible Loan Note Instrument constituting $5 million principal amount, 10% fixed rate guaranteed secured convertible redeemable loan notes due 2023 entered into by Selina Hospitality Operations Mexico, S.A. de C.V. (“Selina Mexico”), as the borrower, the Company and Selina One with Cibanco, S.A. Institución de Banca Múltiple (the “Mexico Note Instrument”) was exchanged for New Notes issued under the 2022 Convertible Loan Note, with the remaining amounts payable thereunder being repaid in cash, and the Mexico Note Instrument was fully satisfied and discharged. The parties also entered into a Put and Call Option Agreement, originally dated January 15, 2018 and amended and restated on April 28, 2020, September 15, 2022 and October 6, 2022 (the “Put and Call Option Agreement”), that allowed the noteholder to convert its equity in Selina Mexico into equity in Selina, subject to the terms therein. All of the debt that was subject to the Mexico Note Instrument converted into Ordinary Shares at Closing
3. 100% of the warrants issued under the 2020 Warrant Instrument were exercised for Ordinary Shares of Selina at Closing.
4.All amounts under a 2018 Term Loan Agreement converted into Ordinary Shares of Selina, equating to $47.7 million, including $5.7 million in fees due to the lenders.
5.All amounts due under the $25 million committed bridge loan facility entered into by the Company in November 2021, totaling $26.2 million, were repaid in full and the debt was discharged in full.
6.On October 28, 2022 the outstanding amount totaling $1 million under the 2022 Term Loan Note with Guines LLC was repaid.

2021 Bridge Loan Facility

In November 2021, the Company entered into a committed, secured bridge loan facility (the “Bridge Loan Facility”) under which the Company had the right, subject to the completion of certain conditions precedent, to draw up to $25 million between December 15, 2021 and April 30, 2022, which outside draw date subsequently was extended to May 26, 2022. Prior to the first draw, the original lender’s interest in the Bridge Loan Facility was assigned to and assumed by HG Vora Special Opportunities Master Fund, Ltd. Selina drew the full amount of the Bridge Loan Facility pursuant to two draws made in April and May 2022.

Under the Bridge Loan Facility, Selina was obligated to pay a 10% interest charge on the amount of each draw, deducted from the amount of each draw, and the facility was subject to the accrual of a ticking fee, at the rate of 0.20% per week on the outstanding amount of the loan from and after May 26, 2022, if the Business Combination did not close by then. In addition, upon the closing of the Business Combination the lender was entitled to receive, and did receive, penny warrants to acquire 375,000 Ordinary Shares of Selina, having a value of 15% of the total amount drawn under the Bridge Loan Facility. Those warrants were exercised automatically at closing. The Bridge Loan Facility contained standard representations, warranties and covenants and was secured by interests in certain leases for Selina properties in the U.S., as well as a charge over certain intellectual property owned by Selina. The facility was repayable in full upon the closing of the Business or upon the occurrence of certain events, such as the termination of the Business Combination Agreement. Selina repaid all amounts due under the Bridge Loan Facility in connection with the closing of the Business Combination, and the collateral was released following the closing.

Property Disposal

In February 2022, a subsidiary of Selina entered into a purchase and sale agreement providing for the sale to a third party of property located in Woodstock, New York, U.S., subject to certain conditions including local authority approval of the site plan for redevelopment of the property, among others. The total selling price of the property is $3.0 million as agreed in the purchase and sale agreement. Upon completion of the sale of the property, a subsidiary of Selina has agreed to lease the property, refurbish it and operate it as a Selina-branded hotel.

2022 Term Loan

On April 14, 2022, Selina Management Company UK Ltd, a subsidiary of Selina ("SMC UK"), and Guines LLC (“Guines”), which held $6.3 million principal amount of notes under the Convertible Loan Note Instrument, entered the New Term Loan pursuant to which SMC UK borrowed $5.0 million from Guines. The New Term Loan was guaranteed by certain subsidiaries of Selina and contained customary representations, warranties and covenants. The facility was repaid by SMC UK in June 2022, subject to payment of an additional interest charge of $1.0 million, which was paid to Guines upon closing of the Business Combination.

Employment Agreements with Executive Officers

On August 9, 2022, Selina entered into written employment agreements with each of Rafael Museri, co-founder of Selina and its Chief Executive Officer, and Daniel Rudasevski, co-founder of Selina and its Chief Growth Officer (each, an “Employment Agreement” and collectively, the “Employment Agreements”), each effective as of Closing of the Business Combination.

Under the terms of the Employment Agreements, each of Messrs. Museri and Rudasevski are entitled to an initial base salary of $550,000, which is subject to annual review and adjustment as Selina’s compensation committee deems appropriate. In addition, Messrs. Museri and Rudasevski are eligible to receive an annual discretionary bonus based on the establishment and attainment of individual and corporate performance goals and targets established by Selina’s compensation committee in its sole discretion from time to time. Under the Employment Agreements, the target amount of the annual bonus for any fiscal year during the term of employment is 100% of the annual base salary, with a maximum potential bonus of 150% of the annual base salary. Each of Messrs. Museri and Rudasevski is also eligible to participate in Selina’s equity compensation plan and employee benefit plans and programs, including health, life insurance, long-term disability, retirement and welfare benefit plans, and programs available to senior executives of Selina, in each case, in accordance with and pursuant to their respective terms and conditions. Messrs. Museri and Radasevksi will also be automatically enrolled into a qualifying pension scheme for purposes of the Pensions Act 2008 (“Pension Plan”), so that Selina can comply with its statutory obligations, subject to the executive’s right to opt out of participating in such Pension Plan.

Upon a termination of employment by Selina without “cause” or a resignation by Messrs. Museri and Rudasevski, as applicable, for “good reason,” each, as defined in the respective employment agreement, and subject to customary conditions, including execution of an acceptable release, Messrs. Museri and Rudasevski will be entitled to receive (i) an amount equal to 1.5 times their respective annual base salary, with payment made in installments over an 18-month period following termination in accordance with Selina’s normal payroll practices, and (ii) the amount of any annual other amounts earned, accrued, and owing but not yet paid and any benefits accrued and due under any applicable benefit plans and programs of Selina (“Accrued Obligations”), regardless of execution or revocation of a release.

In the event that the employment of Messrs. Museri or Rudasevski is terminated without cause or if they resign for good reason within 120 days prior to or on or within 18 months following a Change in Control (the “Change in Control

Protection Period”), and subject to customary conditions, including execution of an acceptable release, such terminated executive will be entitled to receive 1.5 times the annual base salary, plus the target annual bonus for the year of termination. If termination occurs during the Change of Control Protection Period and prior to the Change of Control, payment will be made in installments over an 18-month period following termination in accordance with Selina’s normal payroll practices and any remaining payments shall be made in a lump sum within 60 days following the Change of Control. If termination occurs during the Change of Control Protection Period and on or after to the Change of Control, payment will be made in a lump sum within 60 days following termination. In addition, Selina will pay any Accrued Obligations, regardless of execution or revocation of a release.

Further, in the event that Messrs. Museri and Rudasevski become entitled to receive payments that constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, the aggregate present value of such payments will be reduced only if such reduction will provide Messrs. Museri and Rudasevski with a greater net after-tax benefit than would no reduction. Pursuant to the employment agreements, Messrs. Museri and Rudasevski are subject to customary non-competition, non-solicitation, proprietary information and intellectual property covenants during the term of employment and for a period of one year thereafter.
Certain Material U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) concerning the ownership and disposition of our Ordinary Shares and Warrants. This discussion applies only to Holders that hold our Ordinary Shares and Warrants, as the case may be, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of our Ordinary Shares and Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.
This discussion does not address all U.S. federal income tax consequences relevant to a Holder’s particular circumstances. In addition, it does not address consequences relevant to Holders subject to special rules, including, without limitation:
•banks, insurance companies, and certain other financial institutions;
•regulated investment companies and real estate investment trusts;
•brokers, dealers, or traders in securities;
•traders in securities that elect to mark to market;
•tax-exempt organizations or governmental organizations;
•U.S. expatriates and former citizens or long-term residents of the U.S.;
•persons holding our Ordinary Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Ordinary Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;
•persons that actually or constructively own 5% or more (by vote or value) of our Ordinary Shares;

•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•U.S. Holders having a functional currency other than the U.S. dollar;
•persons who hold or received our Ordinary Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and
•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING OR DISPOSING OF OUR ORDINARY SHARES OR WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR ORDINARY SHARES OR WARRANTS.
U.S. Holders
This section applies to U.S. Holders.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our Ordinary Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity taxable as a corporation) created or organized under the laws of the U.S., any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “U.S. person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.
Distributions on Our Ordinary Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, if we make distributions of cash or property on our Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions above under “—Passive Foreign Investment Company Rules,” dividends on our Ordinary Shares received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:
•either (a) the shares are readily tradable on an established securities market in the U.S., or (b) we are eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information provision;
•we are neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;
•the U.S. Holder satisfies certain holding period requirements; and
•the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
There can be no assurances that we will be eligible for benefits of a qualifying treaty that includes an exchange of information provision. In addition, there also can be no assurance that our Ordinary Shares will be considered “readily tradable” on an established securities market in the U.S. in accordance with applicable legal authorities. Furthermore, we will not constitute a “qualified foreign corporation” for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares.
Subject to certain exceptions, dividends on our Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
Sale, Exchange, or Other Taxable Disposition of Our Ordinary Shares and Warrants
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, or other taxable disposition of our Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares and/or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of our Ordinary Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held our Ordinary Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for long-term capital gains. The deductibility of capital losses is subject to limitations.
Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any U.K. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits with respect to such tax unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and the U.K. (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
Exercise, Lapse, or Redemption of Our Warrants
Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of our Warrants, a U.S. Holder generally will not recognize gain or loss upon the acquisition of our Ordinary Share (or Shares) on the exercise of our Warrant (or Warrants) for cash. A U.S. Holder’s tax basis in an Ordinary Share received upon exercise of a Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant received therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of a Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If the Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in an Ordinary Share received would equal the U.S. Holder’s basis in the Warrant exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Ordinary Share would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Share would include the holding period of the Warrant exercised therefor.
It is also possible that a cashless exercise of our Warrants could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of our Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in our Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the exercise price of such Warrants. A U.S. Holder’s holding period for our Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of our Warrants.
If we redeem our Warrants for cash pursuant to the redemption provisions described in the section titled “Description of Warrants” or if we purchase our Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “Sale, Exchange, or Other Taxable Disposition of Our Ordinary Shares and Warrants.”
The tax consequences of a cashless exercise of our Warrants occurring after our giving notice of an intention to redeem our Warrants are unclear under current law. Such cashless exercise may be treated either as if we redeemed such Warrants for our Ordinary Shares or as an exercise of our Warrants. If the cashless exercise of our Warrants for our Ordinary Shares is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in our Ordinary Shares received should equal the U.S. Holder’s basis in our Warrants and the holding period of our Ordinary Shares would include the holding period of our Warrants. If the cashless exercise of our Warrants after our giving notice of an intention to redeem our Warrants is treated as an exercise of our Warrants, the tax consequences generally should be as described above regarding a cashless exercise of our Warrants. Due to the lack of clarity under current law regarding the treatment of a cashless exercise of our Warrants after our giving notice of an intention to redeem our Warrants, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of our Warrants occurring after our giving notice of an intention to redeem our Warrants as described above.
Possible Constructive Distributions
The terms of each of our Warrants provide for an adjustment to the number of our Ordinary Shares for which our Warrants may be exercised or to the exercise price of the Warrant in certain events, as discussed under “Description of Selina—Other Selina Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of our Ordinary Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property such as other securities to the holders of our Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Our Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from us equal to the fair market value of such increased interest.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of our Ordinary Shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•at least 75% of its gross income for such year is passive income; or
•at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Based on the current and anticipated composition of our income, assets, and operations and that of our subsidiaries, no assurance can be given as to whether or not we will be a PFIC in 2022. Nor can there be any assurance that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is uncertain in several respects, and we can make no assurance that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for 2022 or future taxable years.
Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, the market value of our assets, and potentially the composition of the income and assets of one or more of our subsidiaries and the market value of their assets in that year. Whether a subsidiary is a PFIC for any taxable year is likewise a factual determination that depends on, among other things, the composition of the subsidiary’s income and assets and the market value of such assets in that year. One or more changes in these factors may cause us and/or one or more of our subsidiaries to become a PFIC for a taxable year even though we or it has not been a PFIC for one or more prior taxable years. Whether we or a subsidiary is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and thus is subject to significant uncertainty.
Under the PFIC rules, subject to the “qualified electing fund” (“QEF”) and mark-to-market rules discussed below, if we were considered a PFIC at any time that a U.S. Holder owns our Ordinary Shares or Warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold our Ordinary Shares or Warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, our Ordinary Shares or Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of our Ordinary Shares or Warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our Ordinary Shares will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the U.S. Holder’s Ordinary Shares;
•the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and
•the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our Ordinary Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds our Ordinary Shares or Warrants as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
If we are a PFIC, a U.S. Holder of our Ordinary Shares (but not Warrants) may avoid taxation under the Excess Distribution Rules described above by making a QEF election. However, a U.S. Holder may make a QEF election with respect to our Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. There can be no assurance, however, that we will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of our Warrants will not be able to make a QEF election with respect to their Warrants.
In the event we are a PFIC, a U.S. Holder that makes a QEF election with respect to our Ordinary Shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder’s pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of our Ordinary Shares. Any of our net deficits or net capital losses for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in our Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on our Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in our Ordinary Shares by a corresponding amount.
If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis.
If a U.S. Holder that exercises our Warrants properly makes and maintains a QEF election with respect to newly acquired Ordinary Shares (or has previously made a QEF election with respect to our Ordinary Shares), the QEF election will apply to the newly acquired Ordinary Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which under proposed regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules described above.
If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of the U.S. Holder’s holding period for our Ordinary Shares in which we are a PFIC, then the Ordinary Shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to our Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold our Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above.
A U.S. Holder that is eligible to make a QEF election with respect to its our Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. The QEF election, once made, can be revoked only with the consent of the IRS. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for our Ordinary Shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to our Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Distributions on Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of our Warrants will not be able to make a mark-to-market election with respect to their Warrants.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our Ordinary Shares, which are expected to be listed on the New York Stock Exchange, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that our Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to such U.S. Holder’s indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for our Ordinary Shares.
If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above), effective from the first taxable year of a U.S. Holder’s holding period for our Ordinary Shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to our Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to our Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.
U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders
The section applies to Non-U.S. Holders of our Ordinary Shares and Warrants. A Non-U.S. Holder is any beneficial owner of our Ordinary Shares and/or Warrants, as the case may be, that is not a U.S. Holder.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of our Ordinary Shares and Warrants to Non-U.S. Holders
Subject to the discussion below relating to backup withholding, any (i) distributions of cash or property paid to a Non-U.S. Holder in respect of our Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of our Ordinary Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:
•the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the U.S. to which such gain is attributable); or
•in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met.
•Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “—U.S. Holders—Exercise, Lapse, or Redemption of Our Warrants,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of our Ordinary Shares and Warrants.
Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holder’s Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s Warrants, as described under “U.S. Holders—Exercise, Lapse, or Redemption of Our Warrants,” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first three paragraphs above under the heading “Non-U.S. Holders—U.S. Federal Income Tax Consequences of the Ownership and Disposition of our Ordinary Shares and Warrants to Non-U.S. Holders” based on such characterization.
Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends received by U.S. Holders of our Ordinary Shares, and the proceeds received on the sale or other taxable disposition of our Ordinary Shares or Warrants effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than with respect to U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or other disposition of our Ordinary Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of our Ordinary Shares or Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to such Non-U.S. Holder’s non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to our Ordinary Shares and proceeds from the sale or other disposition of our Ordinary Shares or Warrants received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to their Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold our Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Ordinary Shares.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Certain Material U.K. Tax Considerations
The following statements are intended only as a general guide to certain U.K. tax considerations and do not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding or disposing of Ordinary Shares. They are based on current U.K. law and what is understood to be the current practice of Her Majesty’s Revenue and Customs, as of December 31, 2022, both of which may change, possibly with retroactive effect.
The statements in respect of the U.K. tax considerations in relation to holders of Ordinary Shares generally apply only to those who are residents and, in the case of individuals domiciled or deemed domiciled, for tax purposes in (and only in) the U.K. (except insofar as express reference is made to the treatment of non-U.K. residents), who hold Ordinary Shares as an investment (other than where a tax exemption applies, for example where shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of the Ordinary Shares and any dividends paid on them. The tax position of certain categories of investors who are subject to special rules (such as persons acquiring their Ordinary Shares in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered. The following statements assume that such a holder of Ordinary Shares is, for U.K. tax purposes, absolutely beneficially entitled to the Ordinary Shares.
The statements summarize the current position and are intended as a general guide only and do not constitute legal or tax advice. Nothing in this section is intended to address any U.K. tax consequences of the Business Combination Agreement or for any BOA stockholders or holders of Warrants, whether U.K. tax resident or resident elsewhere. Holders of Ordinary Shares who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the U.K. should consult their own professional advisers.

Taxation of Investors
Taxation of Dividends
Selina is not required to withhold U.K. tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.
U.K. Resident Individual Investors
U.K. resident individual investors will normally be subject to U.K. income tax on dividends or certain other corporate distributions arising to them in respect of the Ordinary Shares. Investors who are liable to income tax will be charged to income tax on such distributions received or treated as received. U.K. resident individual investors will receive a tax-free £2,000 allowance with respect to such distributions (reducing to £1,000 with effect from April 6, 2023, and to £500 with effect from April 6, 2024). Dividend income exceeding the tax-free allowance will be taxed at the rate of 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. Investors are advised to consult their advisers as to the potential impact of these rules with respect to their individual circumstances.
U.K. Resident Corporate Investors
Investors within the charge to U.K. corporation tax may be exempt from U.K. corporation tax on some or all dividends or other distributions arising in respect of the Ordinary Shares, depending on whether the detailed conditions for distribution exemption are met. Such investors should seek advice from their own professional advisers in considering the availability of the distribution exemption.
Non-U.K. Resident Investors
A non-U.K. resident investor will generally not be liable to pay any U.K. tax on income distributions arising to them in respect of the Ordinary Shares. An individual U.K. investor who has been resident for tax purposes in the U.K. but who ceases to be so resident or becomes treated as resident outside the U.K. for the purposes of a double tax treaty for a period of five years or less and who receives or becomes entitled to income distributions from Selina during that period of temporary non-residence may, if Selina is treated as a close company for U.K. tax purposes and certain other conditions are met, be liable for income tax on those distributions on his or her return to the U.K.
Taxation of Disposals
A disposal or deemed disposal of Ordinary Shares by an investor who is resident in the U.K. for tax purposes may, depending upon the investor’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains. In general terms, a gain or loss will be calculated by reference to the difference between the sale proceeds and any allowable costs and expenses, including the original acquisition cost of the Ordinary Shares.
(i)U.K. Resident Individual Investors
For an individual investor within the charge to U.K. capital gains tax, a disposal (or deemed disposal) of Ordinary Shares may give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. The rate of capital gains tax on disposal of shares is currently 10% for individuals who are subject to income tax at the basic rate and 20% for individuals who are subject to income tax at the higher or additional rates. An individual investor is entitled to realize an annual exempt amount of gains (currently £12,300 per tax year, but reducing to £6,000 with effect from April 6, 2023 and to £3,000 with effect from April 6, 2024) without being liable to U.K. capital gains tax. The capital gains tax rate on most share disposals is currently 20%.
(ii)U.K. Resident Corporate Investors
For an investor within the charge to U.K. corporation tax, a disposal or deemed disposal of Ordinary Shares may give rise to a chargeable gain at the rate of corporation tax applicable to that investor (currently 19% for companies paying the main rate of corporation tax, increasing to 25% from April 1, 2023) or an allowable loss for the purposes of U.K. corporation tax.

(iii)Non-U.K. Resident Investors
Investors who are not resident in the U.K. will not generally be subject to U.K. taxation of capital gains on the disposal or deemed disposal of Ordinary Shares unless they are carrying on a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate investor, a permanent establishment) in connection with which Ordinary Shares are used, held or acquired, or if Selina is “property rich” (i.e., it derives at least 75% of its gross asset value from U.K. real estate which is not used for the purposes of a trade carried on by it or an associate).
An individual investor who has been resident for tax purposes in the U.K. but who ceases to be so resident or becomes treated as Treaty non-resident for a period of five years or less and who disposes of all or part of his or her Ordinary Shares during that period may be liable for capital gains tax on his or her return to the U.K., subject to any available exemptions or reliefs.
U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax ("SDRT")
No U.K. stamp duty or SDRT should be payable on the issuance of Ordinary Shares directly to investors. The position may be different if Ordinary Shares are issued into a depository or clearance service.
Subject to the availability of any relief, transfers of Ordinary Shares are expected to be subject to U.K. stamp duty or SDRT at a rate of 0.5% of the chargeable consideration given for the transfer. Stamp duty or SDRT is normally paid by the purchaser.
Documents on Display
We are subject to certain periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Such reports and other information, when so filed, may be accessed at www.sec.gov/edgar. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Item 11.    Quantitative and Qualitative Disclosures About Market Risk.
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, debt and equity investments and derivatives. Our financial instruments do not have any significant exposure to other price risks.
Foreign Exchange Risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. Movements in foreign exchange rates can affect our reported profit or loss and net financial assets and liabilities. Our most significant exposures are in currencies that are freely convertible. Our cash and cash equivalents denominated in USD accounted for 79% and 76% of total cash and cash equivalents as of December 31, 2022, and 2021, respectively. Our loans and borrowings denominated in USD accounted for 64% and 76% of total loans and borrowings as of December 31, 2022, and 2021, respectively. We are subject to foreign currency risk in relation to $265.7 million and $175.0 million of lease liabilities denominated in non-USD foreign currencies as of December 31, 2022 and 2021, respectively. Currently, we do not enter into cash flow or net investment hedging.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term liabilities with floating interest. We do not see a significant interest rate risk as the majority of interest on debt is being charged on a fixed rate basis. With the exception of overdrafts, 74% and 80% of borrowings were fixed rate debt at December 31, 2022 and 2021, respectively. Currently, we do not enter into interest rate hedging transactions through the use of interest rate swaps or other derivative instruments.

Item 12.    Description of Securities Other than Equity Securities.

For a description of Warrants, please see Exhibit 2.1# – Description of Securities.

PART II.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15.    Controls and Procedures.
Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2022, due to the material weaknesses in our internal control over financial reporting described below.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) due to a transition period established by rules of the SEC for newly public companies.

Material Weaknesses in Internal Control over Financial Reporting

In connection with the audit of our financial statements as of and for the years ended December 31, 2022, 2021 and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our financial closing and reporting process did not have a sufficient level of review procedures to detect potentially material errors, specifically as it relates to complex accounting matters, in particular tax accounting, impairment testing, share based compensation accounting and derivatives accounting. Additionally, during 2021 we identified a material weakness related to a lack of internal controls to prevent a material cyber security fraud incident.

Remediation Efforts to address Material Weaknesses

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including improving and implementing new information technology and systems for the preparation of the consolidated financial statements, implementing additional review procedures within our accounting and finance department and engaging external accounting experts to support with complex accounting matters.

While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information— Risk factors—Risks Related to Us and Our Business."

Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
Except for the remediation efforts described above taken to address the material weaknesses, during the year ended December 31, 2022, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Throughout the second half of 2021 and early 2022, the Company, assisted by external internal controls specialists, has begun its efforts to prepare itself to comply with Section 404 of the Sarbanes-Oxley Act. We will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2023. In preparation for this requirement, we have documented key business processes, designed controls matrices and are in the process of implementing such controls, which are expected to start being tested in the second half of 2023.
Item 16A.    Audit Committee Financial Expert.
Our Board of Directors has determined that all the members of the Audit Committee (i.e., Alan Bowers (current Chair), Eileen Moore Johnson, Richard Stoddart and Catherine Dunleavy) meet the requirements of an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F and the Nasdaq governance requirements.

Item 16B.    Code of Ethics.
The board of directors has adopted a code of ethics and business conduct that applies to all of our directors, executive officers and employees. The Selina Hospitality PLC Code of Business Conduct and Ethics (“Code of Ethics”) and business conduct codifies the business and ethical principles that will govern all aspects of Selina’s business. Our Code of Ethics may be found on our website at https://investors.selina.com/corporate-governance/documents-charters. Shareholders may obtain a hard copy of our Code of Ethics free of charge by sending a written request to companysecretary@selina.com.
Item 16C.    Principal Accountant Fees and Services.
The following table sets forth remuneration paid to Baker Tilly US, LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2022 and 2021:

Auditors’ Remuneration	2022	2021
	(in thousands)
Audit Fees	$1,596	$1,269
Audit-Related Fees	$295	$—
Tax Fees	$—	$—
All Other Fees	$104	$7
Total	$1,994	$1,276
Audit Fees

Audit Fees consist of fees for the audit of the consolidated financial statements of the Company and for the review of the interim financial statements of the Company.

Audit-Related Fees

Audit-Related Fees mainly consist of procedures related to consents and assistance with and review of documents filed with the SEC.

Tax Fees

No tax fees were paid to our independent auditor during the period.

All Other Fees

All Other Fees consist of secretarial services and miscellaneous assistance.
Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F.    Changes in Registrant’s Certifying Accountant.
Not applicable.
Item 16G.    Corporate Governance.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of the U.K., instead of those otherwise required under The Nasdaq Global Stock Market, or Nasdaq; for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions, among others:

•Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
•Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers; and
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Item 16H.    Mine Safety Disclosure.
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III.
Item 17.    Financial Statements
See “Item 18. Financial Statements.”
Item 18.    Financial Statements.
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report and are incorporated herein by reference. The audit report of Baker Tilly US, LLP, PCAOB ID: 23, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.    Exhibits.

Exhibit Number	Description of Document

1.1	Articles of Association of Selina Hospitality PLC. Incorporated by reference to Exhibit 99.1 on Form 6-K filed with the SEC on November 2, 2022.

2.1#	Description of Securities.

2.2
Amended and Restated Warrant Agreement, dated as of October 27, 2022, by and among Selina, BOA and Computershare Inc. and its affiliate, Computershare Trust Company, N.A. Incorporated by reference to Exhibit 99.2 on Form 6-K filed with the SEC on November 2, 2022.

2.3	Form of Warrant Certificate. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

2.4
Indenture, dated October 27, 2022, between Wilmington Trust, National Association and Selina Hospitality PLC. Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

2.5	Form of Convertible Note (included in Exhibit 4.3). Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

2.6
Investors Rights Agreement, dated as of October 27, 2022, by and among Selina and the holders of Selina’s securities party thereto. Incorporated by reference to Exhibit 99.3 on Form 6-K filed with the SEC on November 2, 2022.

2.7
Convertible Loan Note Instrument, dated March 25 ,2020, by and among Selina, Selina One and the parties therein, as amended. Incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.1
Business Combination Agreement, dated as of December 31, 2021, by and among Selina, BOA and Merger Sub (included as Annex A to the proxy statement/prospectus). Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.2
Amendment No. 1 to the Business Combination Agreement, dated as of July 1, 2022, by and among Selina, BOA and Merger Sub. Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.3	Investment Management Trust Agreement, dated as of February 23, 2021, by and between Continental and BOA. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on March 1, 2021.

4.4
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and 166 2nd LLC. Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.5
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and AI Workstay Holdings LLC. Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.6
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and Gomez Cayman SPV Limited. Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.7
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and Dekel Development Holding, S.A. Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.8
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and Fondo Grupo Wiese Internacional. Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.9
Transaction Support Agreement, dated December 2, 2021, by and among Selina, BOA and Digital Nomad I, LLC. Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.10
Sponsor Letter Agreement, dated as of December 1, 2021, by and among the Sponsor, BOA and Selina. Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on November 30, 2022.

4.11
Subscription Agreement, dated October 27, 2022, by and between Selina and the PIPE Investors / subscribers party thereto. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on December 2, 2021.

4.12
Subscription Agreement, dated October 27, 2022, by and between Selina and the PIPE Investors / subscribers party thereto. Incorporated by reference to Exhibit 10.3 on Form 8-K filed with the SEC on December 2, 2021.

4.13	Subscription Agreement, dated October 27, 2022, by and between Selina and the Bet on America Holdings LLC. Incorporated by reference to Exhibit 10.4 on Form 8-K filed with the SEC on December 2, 2021.

4.14
First Amendment to Subscription Agreement, dated as of July 7, 2022, by and among Selina and Bet on America Holdings LLC. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on July 7, 2022.

4.15	Side Letter, dated as of July 1, 2022, by and among BOA, Selina, UK Societas and Bet on America LLC. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on July 7, 2022.

4.16#	Purchase and Sale agreement, dated as of February 25, 2022, by and between Selina Woodstock Real Estate LLC and Seranila Investments Corp.

4.17#	Agreement, dated June 17, 2021, by and between Selina Holding Company, UK Societas, Selina Operation One (1), S.A., YAM at Selina Ops L.P. and PCN Operations, S.A.

4.18#	Agreement, dated August 17, 2021, by and between Selina Holding Company, UK Societas, Selina Operation One (1), S.A., YAM at Selina Ops L.P. and PCN Operations, S.A.

4.19#	Agreement, dated June 3, 2022, by and between Selina Hospitality PLC, Selina Operation One (1), S.A., Selina Management Panama, S.A., YAM at Selina Ops, L.P. and PCN Operations, S.A.

4.20#
Amendment to Separation Agreement, dated December 23, 2022, by and among YAM at Selina Ops L.P., Selina Hospitality PLC, PCN Operations, S.A., Selina Operation One (1), S.A. and Selina Management Panama, S.A.

4.21†	Selina 2022 Omnibus Equity Incentive Plan. Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed with the SEC on September 30, 2022.

4.22†	Selina Employee Share Purchase Plan. Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on September 30, 2022.

4.23†	Amended and Restated 2018 Global Equity Incentive Plan. Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.24†	Selina Global Phantom Equity Incentive Plan. Incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.25†	Employment Agreement by and between Selina and Rafael Museri. Incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

4.26†	Employment Agreement by and between Selina and Daniel Rudasevski. Incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4/A filed with the SEC on September 30, 2022.

8.1#	List of subsidiaries of Selina.

12.1#	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2#	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1#	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2#	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1#	Consent of Independent Registered Public Accounting Firm.

101.INS#	Inline XBRL Instance Document

101.SCH#	Inline XBRL Taxonomy Extension Schema Document

101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document

104#	Inline XBRL Cover Page Interactive Data File (embedded within the Inline XBRL document).

_____________________
† Indicates a management contract or compensatory plan.
# Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SELINA HOSPITALITY PLC
By: /s/ Rafael Museri

Name:	Rafael Museri
Title:	Chief Executive Officer
Date: April 28, 2023

- - - - - - - - - - - - - - - - - - - - - -

~ F-1 ~

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Selina Hospitality PLC and its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Selina Hospitality PLC (formerly Selina Holdings Company, UK Societas) and its Subsidiaries (the Company), as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered historical losses from operations, has a net capital deficiency, negative working capital and cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

~ F-2 ~

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2021.

Tysons, Virginia
April 28, 2023

~ F-3 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. Dollars in thousands

		Year ended December 31,
	Note	2022	2021	2020

Revenue
Rooms		108,602	51,335	22,797
Food & beverage		50,192	31,361	9,939
Other, net		25,141	10,041	2,425
Total revenue		183,935	92,737	35,161
Costs and expenses
Cost of sales		(25,370)	(11,311)	(3,762)
Payroll and employee expenses	7	(95,870)	(57,162)	(40,869)
Insurance, utilities and other property maintenance costs		(45,945)	(31,480)	(11,928)
Legal, marketing, IT and other operating expenses		(49,556)	(33,676)	(26,142)
Depreciation and amortization		(32,964)	(31,235)	(21,612)
Total cost and expenses		(249,705)	(164,864)	(104,313)
Loss from operations activity before impairment, government grants and COVID-related concessions		(65,770)	(72,127)	(69,152)
Impairment and write-off of non-current assets		(12,695)	(11,153)	(19,731)
Government grants		1,739	2,099	1,437
Income from COVID-related concessions		—	—	2,854
Loss from operations activity		(76,726)	(81,181)	(84,592)
Finance income	6	75,021	90	7,193
Finance costs	6	(123,251)	(102,914)	(61,853)
Share listing expense	14	(74,426)	—	—
Gain on net monetary position	8	3,178	1,725	2,256
Share of profit / (loss) in associates	30	84	62	(42)
Other non-operating income / (expense), net		2,480	(661)	—
Loss before income taxes		(193,640)	(182,879)	(137,038)
Income tax expense	9	(4,442)	(2,844)	(2,265)
Net loss		(198,082)	(185,723)	(139,303)
Loss attributable to:
Equity holders of the parent		(197,107)	(184,352)	(138,099)
Non-controlling interest		(976)	(1,371)	(1,204)
Earnings per share
Basic and diluted, loss for the year attributable to equity holders of the parent	10	$(3.73)	$(4.29)	$(3.24)
The accompanying notes are an integral part of the consolidated financial statements.
~ F-4 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS
U.S. Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Net loss	(198,082)	(185,723)	(139,303)
Other comprehensive (loss) income
Items that will not be reclassified to profit and loss
Exchange gains (losses) on foreign currency translation	(5,916)	2,058	(1,713)
Gains (losses) attributable to changes in the credit risk of convertible notes	(552)	—	—
Total comprehensive loss	(204,550)	(183,665)	(141,016)
Attributable to:
Equity holders of the parent	(203,574)	(182,294)	(139,812)
Non-controlling interest	(976)	(1,371)	(1,204)
The accompanying notes are an integral part of the consolidated financial statements.
~ F-5 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. Dollars in thousands

		At December 31,
ASSETS	Note	2022	2021
Current assets
Cash		47,689	21,943
Trade and other receivables, net	16	10,543	10,527
Inventory	15	2,286	1,278
Assets held for sale	17	2,500	2,500
Other assets	17	16,681	10,119
Total current assets		79,699	46,367

Non-currents assets
Property, equipment and furniture, net	11	111,330	96,450
Right of use assets	12	420,800	311,637
Intangible assets, net	13	6,424	4,962
Goodwill	13,14	548	622
Trade and other receivables, net	16	1,671	1,925
Investment in associates and joint ventures	30	3,336	887
Non-current financial assets	18	3,149	3,156
Security deposits		10,910	9,773
Other assets		424	822
Total non-current assets		558,592	430,234
Total assets		638,291	476,601

LIABILITIES AND EQUITY
Current liabilities
Trade payables and other liabilities	19	(81,526)	(50,066)
Loans payable	20	(37,678)	(19,458)
Convertible notes	21	(7,914)	—
Lease liabilities	12	(59,115)	(45,660)
Derivative financial liabilities	20,21,30	(1,216)	(76,906)
Warrants	21	(1,481)	(21,975)
Total current liabilities		(188,930)	(214,065)

Non-currents liabilities
Loans payable, net of current portion	20	(97,996)	(129,714)
Convertible notes, net of current portion	21	(39,182)	(97,316)
Lease liabilities, net of current portion	12	(469,745)	(348,972)
Accounts payable to related parties	27	—	(3,472)
Deferred tax liability	9	(329)	(373)
Employee payables		(6,852)	(6,068)
Total non-current liabilities		(614,104)	(585,915)
Total liabilities		(803,034)	(799,980)

Equity
Common stock	23	(488)	(236)
Additional paid-in capital	24	(563,210)	(191,113)
Currency translation adjustment		1,452	(4,464)
Other reserves		552	—
Accumulated deficit		725,248	518,979

Total equity		163,554	323,166

Non-controlling interest		1,189	213

Total liabilities and equity		(638,291)	(476,601)
The accompanying notes are an integral part of the consolidated financial statements.
~ F-6 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. Dollars in thousands

	Common shares	Additional paid in capital	Currency translation adjustment	Other Reserves	Accumulated deficit	Shareholders’ equity	Non-controlling interest	Total equity
Balance at December 31, 2019	229	184,498	4,119	—	(197,405)	(8,559)	1,528	(7,031)
Net loss for the period	—	—	—	—	(138,099)	(138,099)	(1,204)	(139,303)
Other comprehensive income for the period	—	—	(1,713)	—	—	(1,713)	—	(1,713)
Total comprehensive income for the period	—	—	(1,713)	—	(138,099)	(139,812)	(1,204)	(141,016)
Equity contributions	—	—	—	—	—	—	631	631
Share-based compensation expense	—	1,340	—	—	—	1,340		1,340
Shares issued in connection with business combinations (see Note 14)	—	366	—	—	—	366		366
Balance at December 31, 2020	229	186,204	2,406	—	(335,504)	(146,665)	955	(145,710)
Net loss for the period	—	—	—	—	(184,352)	(184,352)	(1,371)	(185,723)
Other comprehensive income for the period	—	—	2,058	—	—	2,058	—	2,058
Total comprehensive income for the period	—	—	2,058	—	(184,352)	(182,294)	(1,371)	(183,665)
Issuance of shares	7	82	—	—	—	89	—	89
Share-based compensation expense	—	2,817	—	—	—	2,817	—	2,817
Value of conversion rights on investors fund	—	1,926	—	—	—	1,926	—	1,926
Exercises of share options	—	84	—	—	—	84	—	84
Business combinations (see Note 14)	—	—	—	—	877	877	203	1,080
Balance at December 31, 2021	236	191,113	4,464	—	(518,979)	(323,166)	(213)	(323,379)
Net loss for the period	—	—	—	—	(197,107)	(197,107)	(976)	(198,082)
Other comprehensive income for the period	—	—	(5,916)	(552)	—	(6,467)	—	(6,467)
Total comprehensive income for the period	—	—	(5,916)	(552)	(197,107)	(203,574)	(976)	(204,550)
Issuance of shares	—	307,766	—	—	—	307,766	—	307,766
Share-based compensation expense	—	2,021	—	—	—	2,021	—	2,021
Allocation to common stock	252	—	—	—	—	252	—	252
Exercises of share options	—	118	—	—	—	118	—	118
Cost of equity raise	—	(12,234)	—	—	—	(12,234)	—	(12,234)
Share listing expense (see Note 14)	—	74,426	—	—	—	74,426	—	74,426
Business combinations (see Note 14)	—	—	—	—	(9,163)	(9,163)	—	(9,163)
Balance at December 31, 2022	488	563,210	(1,452)	(552)	(725,249)	(163,554)	(1,189)	(164,743)

The accompanying notes are an integral part of the consolidated financial statements.
~ F-7 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. Dollars in thousands

	Year ended December 31,
	Note	2022	2021	2020
Cash flow from operating activities:
Loss for the year		(198,082)	(185,723)	(139,303)
Adjustments to reconcile net loss to operating cash flows:
Depreciation and amortization expense		32,964	31,235	21,612
Share-based compensation expense	28	5,549	5,194	2,397
Share of loss in associates	30	(84)	(62)	42
Impairment and write off of non-current assets		12,695	11,153	19,731
Gain on net monetary position	8	(3,178)	(1,725)	(2,256)
Finance costs	6	123,251	102,914	61,853
Finance income	6	(75,021)	(90)	(7,193)
Share listing expense	14	74,426	—	—
Income from COVID-related rent concessions	12	—	—	(2,854)
Income tax expense charged	9	4,442	2,844	2,265
Changes in working capital
Trade and other receivables		(265)	(4,662)	1,107
Inventory		(1,008)	71	(125)
Trade payables and other liabilities		6,882	5,723	3,074
Other assets		(5,600)	2,391	(1,466)
Taxes paid		(583)	—	—
Net cash used in operating activities		(23,611)	(30,737)	(41,116)
Cash flow from investing activities:
Investments in financial assets		(352)	(39)	(240)
Purchases of property, equipment and furniture	11	(26,689)	(14,421)	(16,376)
Security deposits (paid) / returned		(1,137)	561	551
Purchases of intangible assets		(2,663)	(2,298)	(1,527)
Proceeds from sales of property, equipment and furniture		404	3,760	437
Acquisition of business, net of cash acquired	14	—	312	—
Net cash used in investing activities		(30,437)	(12,125)	(17,155)
Cash flow from financing activities:
Proceeds from loans		66,737	43,005	21,903
Convertible note proceeds	21	82,000	44,350	59,650
Repayment of loans		(46,716)	(5,424)	(5,949)
Interest paid		(17,364)	(6,018)	(3,255)
Repayment of lease liabilities	12	(44,377)	(24,764)	(15,907)
Exercises of share options		118	84	—
Costs of equity raise		(7,470)	—	—
Capital contributions		44,450	—	631
Proceeds from issuing equity instruments (DeSPAC)	14	6,500	—	—
Net cash provided by financing activities		83,878	51,233	57,073
Effect of changes in exchange rates on cash & cash equivalents		(4,084)	—	—
Change in cash and cash equivalents during the year		25,746	8,371	(1,198)
Cash and cash equivalents at start of year		21,943	13,572	14,770
Cash and cash equivalents at end of year		47,689	21,943	13,572
Non-cash transactions: See Notes 14, 20 and 21
The accompanying notes are an integral part of the consolidated financial statements.
~ F-8 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

NOTE 1:- GENERAL
a.General description of the Group and its operations
The consolidated financial statements of Selina Hospitality PLC (the "Company") and its subsidiaries (collectively, the "Group" or "Selina") for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the directors.
The Company was originally incorporated as a Sociedad Anonima (public limited company) in Panama. The Company was then redomiciled to Luxembourg on October 29, 2018, converted to a Societas Europaea on January 8, 2019, and subsequently transferred its registered office into the UK on March 26, 2019. On December 31, 2020, the Company was automatically converted into a UK Societas pursuant to Articles AA1 and AAA1 of the EC Regulation on the European Public Limited-Liability company as amended by the European Public Limited-Liability Company (Amendment Etc.) (EU Exit) Regulations 2018. In August 2021, the Company filed draft terms of conversion to convert its corporate form from a UK Societas to a public limited company, under the proposed name of Selina Hospitality PLC, in order to simplify the legal regime applicable to the Company and prepare the Company for a potential public listing. The conversion, which required the Company to adopt new Articles of Association in lieu of the existing Statutes, was approved by the holders of each class of shares of the Company by special resolutions passed on January 20, 2022.
On February 22, 2022, the Company converted to a UK public limited company and is now registered as Selina Hospitality PLC. The change in corporate form and name did not impact any of the Company's contractual rights or obligations or its capital structure. Selina Hospitality PLC is, by operation of law, the legal successor to Selina Holding Company, UK Societas in all respects and is registered with company number 13931732.

On October 27, 2022, after consummation of the Business Combination with BOA Acquisition Corp. , Selina's Ordinary Shares and Public Warrants began trading on The Nasdaq Global Market (“Nasdaq”) under the symbols “SLNA” and “SLNAW,” respectively (see Note 1 c).
The principal activity of the Company is that of a holding company. The Group operates in the hospitality and real estate industries, blending beautifully-designed accommodation options with coworking, recreation, wellness, and local experiences. Selina provides guests with a global infrastructure to seamlessly travel and work abroad. As of December 31, 2022, Selina was operating 118 locations throughout Mexico, South America, Central America, North America (the U.S.), Europe & Africa, Israel and Asia Pacific (APAC).
b.Effects of the Coronavirus (COVID-19) crisis
In response to the outbreak of the novel strain of the coronavirus, COVID-19 (the “COVID-19 pandemic”) in March 2020, as well as subsequent outbreaks driven by new variants of COVID-19, many jurisdictions around the world in which the Company
~ F-9 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
operates implemented a variety of measures to reduce the spread of COVID-19, including restrictions on travel, “stay at home” rules, limitations on the sizes and types of gatherings, restrictions on types of business that may continue to operate, and/or restrictions on the types of construction projects that may continue among others. As a result, the COVID-19 pandemic negatively impacted almost every industry directly or indirectly and has had an outsized impact on the global travel and hospitality industries. Many of our hotels operated at lower occupancy rates in 2020 and 2021 relative to occupancy rates for periods prior to March 2020.

For these reasons, the COVID-19 pandemic resulted in a sharp decline in revenues at our hotels as compared to periods prior to March 2020 and significantly adversely affected our ability to successfully operate our hotels, and had a significant adverse effect on our business, financial condition, results of operations, liquidity and cash flows due to, among other factors:

    • a sharp decline in group, business and leisure travel resulting from (i) restrictions on travel imposed by governmental entities, public institutions and employers, (ii) the postponement or cancellation of conventions and conferences, music and arts festivals, sporting events and other large public gatherings, and (iii) the closure or limits on occupancy for tourist attractions;

    • negative public perceptions of travel and public gatherings in light of the perceived risks associated with COVID-19; and

    • increased operating costs from implementing enhanced cleaning protocols and other COVID-19 mitigation practices as well as employee severance and furlough costs.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we implemented cost reduction measures to mitigate the adverse impacts of COVID-19 during 2020 and 2021, which included lower discretionary and overhead spending, including reduced salaries in many cases, as well as an internal reorganization that reduced the size of our workforce, resulting in the elimination of corporate positions, the temporary closure or partial closure of approximately 85% of our hotels in 2020, and the furlough of certain employees. This reduction in workforce impacted most departments and resulted in the loss of institutional knowledge, relationships and expertise with respect to certain key roles, diverted attention from operating our business and had an adverse effect on our ability to further grow or develop certain areas of our business. While operations have partially normalized in 2022 and forward relative to pre-COVID-19 levels, should new COVID-19 variants result in additional significant travel restrictions, we may need to implement similar cost reduction measures in the future, which may have an adverse impact on our business.

The ongoing impact of the COVID-19 pandemic on the global economy over the longer term remains still uncertain and dependent on future developments that cannot be predicted with confidence at this time. Our financial results for all of 2020 and 2021
~ F-10 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
were materially adversely affected by the COVID-19 pandemic. We will continue to monitor potential shifts in 2023 as a result of the external environment.
c.Closing of the Business Combination
On December 2, 2021, the Company entered into a Business Combination Agreement (the “BCA”) by and among BOA Acquisition Corp. (“BOA”), the Company and Samba Merger Sub Inc., a direct, wholly-owned subsidiary of the Company. BOA was a blank check company incorporated for the purpose of effecting a merger or similar business combination with one or more businesses operating in the ‘PropTech’ space.

The Business Combination and related transactions closed on October 27, 2022, Samba Merger Sub, Inc. (“Merger Sub”), merged with and into BOA, with BOA surviving the Business Combination as a wholly owned subsidiary of Selina. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the security holders of BOA immediately prior to such completion became security holders of Selina.

In connection with the completion of the Business Combination, the Company issued (i) 5.45 million Ordinary Shares to the PIPE (Private Investment in Public Equity) Investors and 1.23 million additional Ordinary Shares in exchange of the early payment fees for the Investors, at a price per share of $10.00, (ii) 0.37 million Ordinary Shares pursuant to the warrants issued in connection with a committed bridge loan facility and 0.45 million Ordinary Shares in exchange for a portion of BOA's underwriter fees, (iii) 5.75 million Ordinary Shares to former holders of the BOA Class B Common Stock and (iv) $147.5 million aggregate principal amount of Convertible Notes (the "CLN 2022") to the Convertible Note Investors for an aggregate purchase price equal to $118.0 million (Note 21). As additional consideration for the purchase price, the Convertible Note Investors received, in addition to other securities, 4,274,929 newly issued Convertible Note Warrants (Note 21). Also, in connection with the execution of the subscription agreements, the Convertible Note Investors entered into letter agreements with Bet on America LLC, BOA’s sponsor, pursuant to which the sponsor agreed to transfer to such investors, at the closing of the Business Combination, 899,125 shares of BOA Class B Common Stock owned by the sponsor, and ultimately Selina ordinary Shares in exchange therefore (the "CLN 2022 Sponsor Shares") (Note 21).

Further, immediately prior to the closing of the Business Combination, certain outstanding debt instruments of the Company converted and, as applicable, were discharged in full (to the extent of such conversion) in accordance with their respective terms, in consideration of the issuance to the holders of the convertible instruments of new ordinary shares of the Company (Notes 20 and 21):

•Most of the debt and accrued interest payable to holders of notes under the Convertible Loan Note Instrument (the "CLN 2020") converted into equity, with the $36 million amount of the proceeds being reinvested (the “Reinvestment Amount”) into New Notes issued under the Indenture (the "CLN 2022") (Note 21). Only $1.1 million
~ F-11 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
amount of Notes under the Convertible Loan Note Instrument, held by one investor, remained unpaid as at the closing of the Business Combination and is due at the end of June 2023.
•The principal and interest under the Mexico Note ultimately was exchanged for New Notes issued under the CLN 2022, with the remaining amounts payable thereunder being repaid in cash, and the Mexico Note was fully satisfied and discharged.
•100% of the warrants issued under the Warrant Instrument were exercised for ordinary shares of Selina (Note 21).
•All pre-funded amounts under the PIPE (Private Investment in Public Equity) Investors (as described in Note 20) converted into ordinary shares of Selina.
•The investors exercised their rights under the Put and Call Option Agreements such that their investments in Selina Hospitality Operations Mexico, S.A. de C.V. were converted into ordinary shares of Selina.
•All amounts under the Term Loan Agreement (as described in Note 20) converted into equity and the loan was discharged.
•All amounts due under the $25 million committed bridge loan facility entered into by the Company in November 2021 (as described in Note 20), totaling $26.2 million, were repaid in full and the debt was discharged in full.
•On October 28, 2022 the outstanding amount of interest totaling $1 million under the $5 million Term Loan Note, as described in Note 20, was paid.

In addition, at the closing of the Business Combination, all remaining amounts to be funded by the PIPE Investors were funded and certain key shareholders of Selina entered into an Investor Rights Agreement pursuant to which, among other things, they agreed to certain lock-up restrictions pertaining to their shareholdings in exchange for certain registration rights under a resale registration statement to be filed by Selina following the closing of the Business Combination.

Upon the closing, the holders of BOA common stock and warrants became holders of ordinary shares and warrants in Selina, which instruments began trading on Nasdaq under the ticker symbols “SLNA” and “SLNAW”, respectively.

For additional information relating to the Business Combination see Note 14.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all of the years presented, unless otherwise stated.
a.Basis of preparation
These financial statements have been prepared in compliance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).
~ F-12 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
b.Going concern

The Group has incurred an accumulated deficit of $725.2 million as of December 31, 2022 and incurred recurring operating losses and negative cash flows from operating activities since inception. As of December 31, 2022, the Group’s total shareholders’ deficit amounted to $163.6 million. Its current assets amounted to $79.7 million and its current liabilities amounted to $188.9 million and its financial debt was $182.8 million of which $45.6 million was current financial debt.

Trading in the year 2022 continued to recover with ongoing relaxation of travel restrictions supporting an increasing return of travel demand. During the year ended December 31, 2022, the Group’s revenue went up by $91.2 million, but the Company incurred operating losses before impairment, government grants and COVID-concessions of $65.8 million, (total losses from operating activities for 2022 amounted to $76.7 million) and its negative cash flow from operating activities was $23.6 million.

As stated in the Note 1, on October 27, 2022 the Company closed its Business Combination with BOA and became listed on Nasdaq. The completion of the Business Combination resulted in Selina receiving: (i) the remaining cash proceeds held in the BOA trust account, totaling $9.6 million, following payments to the redeeming stockholders (95.8% of the BOA Class A Common Stock) and certain service providers; (ii) a total of $5.25 million (other amounts -$49.2 million- were prefunded before the completion of the Business Combination) of capital via its private placement financing (PIPE); and (iii) $82 million net cash proceeds from subscriptions of the New Notes issued, as described in Note 21, following roll over of $36 million from the previous Convertible Loan Note Instrument and Mexico Notes to the New Notes.

The Business Combination also resulted in a significant change in the Company’s capital structure, with various loans being repaid or converted into equity upon closing: (i) the conversion into ordinary shares of the remaining principal and accrued interest amounts of the Convertible Loan Note Instrument (as described in Note 21) with a carrying amount of $102.68 million (includes loan payable and derivatives components), except for $0.8 million, which remainder was classified as a current liability in the December 31, 2022 consolidated statement of financial position;
(ii) the exercise of the Warrant Instrument that accompanied the Convertible Notes also resulted in the issuance of common shares upon closing of the Business Combination with a carrying amount of $26.24 million;
(iii) all amounts due under the $25 million committed bridge loan facility entered into by the Company in November 2021 (as described in Note 20), totaling $26.2 million, were repaid in full; and
(iv) the Term Loan Agreement (as described in Note 20), with a carrying amount of $59.51 million (includes loan payable and derivatives component) was converted fully into ordinary shares, and interest under the $5 million Term Loan Note, (as described in Note 20) with a carrying amount of $1.00 million was paid in full.

As of December 31, 2022, the Group’s cash and cash equivalents were $47.7 million. The Company also had $20.6 million undrawn amounts under its $50 million loan facility entered into in November 2020 with Inter-American Investment Corporation,
~ F-13 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
subject to compliance covenants and other requirements, including borrowing based restrictions (see Note 20).

In March 2023, the Company held a general meeting at which shareholders passed ordinary and special resolutions authorizing the directors to allot, on a non-preemptive basis, up to 60,900,000 ordinary shares for fundraising and other initiatives. The authority will, unless renewed, varied or revoked, expire on March 8, 2028 save that the Company shall be entitled to, before such expiry date, enter into agreements before such date that require equity securities to be allotted after such date notwithstanding that the authority conferred by the resolutions has expired.

The Group’s current operating plan includes various assumptions concerning the level and timing of cash from operating, investing and financing activities. The Group’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) increase its average beds occupancy percentage, driving higher revenues for existing and new locations; (2) achieve profitability from its portfolio of hotels, by driving gross operating profits (GOP) and unit level margins through higher revenues and lower operating costs; (3) continue to reduce corporate overhead expenses as a percentage of total revenues; (4) maintain or enter into new agreements with its local real estate partners to finance its expansion plans; (5) reduce all other capex; (6) reduce its balance of deferred liabilities accumulated through the COVID impacted years; and (7) obtain sufficient additional capital, or secure other sources of funding from financial institutions for working capital or other long term needs.
The Group has been working on securing additional liquidity resources in the near term in order to support its operating activities and meet its financial obligations.

There are no certain assurances that the Group will be successful in obtaining an adequate level of financing needed to cover its contractual commitments and meet its operating needs until the business is able to generate sufficient operating cash flow from its portfolio of hotels. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, for the reasons explained above, these consolidated financial statements have been prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future, and therefore they do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Group be unable to continue as a going concern.
c.Basis of consolidation
The consolidated financial statements as of December 31, 2022 include the financial statements of Selina Hospitality PLC and its subsidiaries, which share management and shareholders.
The Company exercises control over these entities. The control is obtained when the entity:
-Has power over its investment.
~ F-14 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
-Is exposed, or has the right, to variable returns derived from its participation with said entity, and
-It has the capacity to affect such returns through its power over the entity in which it invests.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. The assets, liabilities and results of the related companies acquired during the year, are included in the consolidated financial statements from the date on which the Company obtained control. The Company will continue to include such statements until the date on which the control ceases.
The consolidated financial statements present the results of the Company and its subsidiaries ("the Group") as if they form a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.
Non-controlling interest is measured at the proportional share of the identifiable net assets of the controlled entity. Changes in the group's participation in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
d.Business combinations
The consolidated financial statements incorporate the results of business combinations using the acquisition method. The consideration transferred for the acquisition of a subsidiary comprises the:
-fair values of the assets transferred
-liabilities incurred to the former owners of the acquired business
-equity interests issued by the group
-fair value of any asset or liability resulting from a contingent consideration arrangement, and
-fair value of any pre-existing equity interest in the subsidiary
In the Consolidated Statement of Financial Position, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values as of the acquisition date. Goodwill is initially measured at cost, which represents the excess of the acquisition consideration and the amount of non- controlling interests over the net identifiable assets acquired and liabilities assumed, and any goodwill that arises is tested annually for impairment. If the cost of acquisition is less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statement of Profit or Loss for the period as a bargain purchase.

Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities.
The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (2008) are recognized at their fair value at the acquisition date, except:
-deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with International
~ F-15 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Accounting Standard (IAS) 12, Income Taxes, and IAS 19, Employee Benefits, respectively;
-liabilities or equity instruments related to the replacement by the Group of an acquiree’s share based payment awards are measured in accordance with IFRS 2 Share Based Payment;
-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and
-right of use assets and their respective liabilities, which are accounted for in accordance with IFRS 16. Right of use assets are recognized at the valuation of the corresponding lease liabilities except where exemptions apply. When lease terms are favorable compared to the market, the right of use asset valuation can exceed the value of the associated lease liability to reflect this.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.
e.Investments in subsidiaries, associates and joint arrangements
e.1Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The acquisition method of accounting is used to account for business combinations by the Group.
Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and the statement of financial position, respectively.
~ F-16 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
e.2Associates
Associates are all entities over which the Group has significant influence but not control or joint control.
This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (e.4) below) after initially being recognised at cost.
e.3Joint Arrangements
Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
Joint operations
The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings.
Joint ventures
Interests in joint ventures are accounted for using the equity method (see (e.4) below), after initially being recognised at cost in the consolidated statement of financial position.
e.4Equity Method
Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profitor loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.
Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.
Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities.
Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
~ F-17 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
f.Functional currency, presentation currency and foreign currency
Functional and presentation currency
The consolidated financial statements are presented in US Dollars, the monetary unit of the United States of America, which is the Group’s reporting and functional currency. These financial statements are rounded to the nearest thousand dollar. The Group determines the functional currency of each Group entity, including companies accounted for under the equity method.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At each period end, foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency, are recognized in the Consolidated Statement of Profit or Loss within operating expenses.
Group companies
Transactions in foreign currencies are translated to functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation is recognized in the income statement. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.
The assets and liabilities of foreign operations are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for the period. The exchange differences arising on retranslation are taken directly to the currency translation reserve.
On disposal of a foreign operation, the cumulative amount recognized in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal. Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is carried to profit or loss.
Current Purchasing Power
The Group applies IAS 29 Financial Reporting in Hyperinflationary Economies, which applies when an entity's functional currency is that of a hyperinflationary economy. The financial statements of an entity that reports in the currency of a hyperinflationary
~ F-18 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
economy are stated in terms of the measuring unit current at the balance sheet date. Comparative figures for prior periods are restated into the same current measuring unit. Restatements are made by applying a general price index. Items such as monetary items that are already stated at the measuring unit at the balance sheet date are not restated. Other items are restated based on the change in the general price index between the date those items were acquired or incurred and the balance sheet date. A gain or loss on the net monetary position is included in net income. The restated amount of a non-monetary item is reduced, in accordance with appropriate IFRSs, when it exceeds its recoverable amount.
The material reference closing exchange rates to USD applied by the Group are shown in the table below:

	January – December 2022		January – December 2021		January – December 2020
	Income statement (average rate)	Balance sheet (at end of period)	Income statement (average rate)	Balance sheet (at end of period)	Income statement (average rate)	Balance sheet (at end of period)
MXN (Mexican Peso)	20.05	19.48	20.60	20.46	19.70	19.84
GBP (British Pound Sterling)	0.81	0.83	0.73	0.74	0.76	0.73
EUR (Euro)	0.95	0.93	0.83	0.88	0.89	0.81
ILS (Israeli Shekel)	3.38	3.47	3.28	3.11	3.47	3.22
PAB (Panamanian Balboa)	1.00	1.00	1.00	1.00	1.00	1.00
BRL (Brazilian Real)	5.15	5.29	5.46	5.58	4.06	5.17
CRC (Costa Rican Colon)	641.70	591.48	616.52	627.75	587.37	605.33
PEN (Peruvian Sol)	3.83	3.79	3.64	3.99	3.35	3.60
COP (Colombian Peso)	4,277.95	4,829.75	3,570.15	4,070.00	3,336.67	3,479.47
ARS (Argentine Peso)	176.46	176.46	102.69	102.69	84.03	84.03
g.Fair value measurement
The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; or in the absence of a main market, in the most advantageous market for the asset or liability, independently if that price is directly observable or estimated using other techniques of valuation. The fair value of a liability reflects the risk of non-compliance.
When applicable, the Group measures fair value of a financial instrument using the quoted price in an active market for that instrument. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. When there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use
~ F-19 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
of unobservable input data. The chosen valuation techniques incorporate all factors that markets would consider when fixing a price of a transaction.
The fair value of financial assets and liabilities traded in an active market are based on quoted prices. For all other instruments, the Group determines their fair value using other valuation techniques, including net present value, models of discounted cash flows, comparisons with similar instruments that have observable market prices, and other valuation models. The assumptions and input data used in the valuation techniques include reference rates free of risk, credit margins and other assumptions used to estimate the discount rates.
The Group measures fair value using the following hierarchy that considers the importance of the input data used for the measurement:
-Level 1 are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-Level 2 are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
-Level 3 are unobservable inputs for the asset or liability.
h.Revenue recognition
IFRS 15 establishes a comprehensive framework for determining the amount and time at which revenue is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control – at a point in time or over time – requires judgement. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).
Rendering of goods
Revenue from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.
Rendering of services
The Company’s principal business activity is the offering of lodging to the traveling public which is a service in which the customer reserves a hotel room for a set period of time and compensates the hotel with payment at the end of the stay. The secondary business activity is the serving of food & beverage (F&B) to the traveling public. And lastly, the Company provides other services to its guests to provide a full local experience (tours & transportation, retail, wellness activities and co-working).
Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company's performance. The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability. When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized over time by
~ F-20 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
reference to the stage of completion of the transaction at the end of the reporting period and when the outcome of a transaction involving the rendering of goods can be estimated reliably, revenue is recognized at the point in time.
In the cases where the Company partners with third parties to provide a particular service (F&B, T&T, etc.), the Company assesses whether it acts as an agent on behalf of its partners. Accordingly, revenue is recognized for the net amount of the consideration received, after deducting the amount due to the principal. When the Company acts as principal, revenue is shown on a gross basis.
Guests frequently make advance deposits prior to their arrival at the hotel. Such deposits are recorded as a current liability until the guest’s arrival.
The Group recognizes revenue by applying the following steps:
Step 1:    Identify the contract(s) with a customer
Step 2:    Identify the performance obligations in the contract
Step 3:    Determine the transaction price
Step 4:    Allocate the transaction price to the performance obligations in the contract
Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation
IFRS 15 requires the Group to follow this 5-step approach to record revenue. Specific considerations are explained below.
OTA Packages
An exception occurs when a package is sold to the client, particularly through third-party booking agents known as OTAs (Online Travel Agents). Packaged revenues are lodging accommodations sold in conjunction with other services provided by either the property or third parties as part of a single transaction with the customer. For example, a guest could obtain accommodations, meals, spa treatment, and a rental vehicle for a single price. The Company performs the necessary analysis to ensure that revenues are appropriately allocated among departments. In the case where interdepartmental allocations are necessary (for example, where revenues have to be allocated between Rooms and Food and Beverage or other departments), the allocation is made proportionately based on stand-alone selling prices for the separate services if marketed on a standalone basis. The stand-alone selling price is the price at which a company would sell a promised good or service separately to a customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the company sells that good or service separately in similar circumstances and to similar customers. The packaged revenue is then allocated based on the ratio among these stand-alone selling prices.
Such an approach is consistent with IFRS 15 as the guest uses different services from various segments and when these services are being provided, performance obligations are being met and revenue can be recognized. An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for
~ F-21 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). If a customer obtains a better price through a package than if all services (lodging, food, etc.) were purchased separately, it is reasonable to allocate this discount proportionally to operating segments (such as rooms, food & beverage, etc.) based on stand-alone selling prices.
Loyalty program
When a loyalty member stays at one of Selina’s locations, they are entitled to a certain number of “tokens” (points) that can be redeemed in the future for free nights. The tokens have an expiration date (tokens expire if unredeemed within twenty-four months from the date such Tokens are granted). The Group recognizes deferred revenue in an amount that reflects unsatisfied performance obligations, valued at the stand-alone price of the future benefit to the members.
The Company recognizes revenue as the loyalty points are redeemed. For the rest of the tokens that were not redeemed before expiration, the Company recognizes the amount that was deferred as revenue when the likelihood of the customer exercising its remaining rights becomes remote, usually upon actual expiration of the tokens (“breakage”).
Principal vs. agent
The Company engages third parties from time to time in certain of its Food & Beverage outlets at its properties, as well as in certain travel & tours, surf or wellness services provided to its guests. When a third party is involved in providing goods or services to a customer, the Company is required to determine whether the nature of its promise as a performance obligation is:
-To provide the specified goods or services itself (principal); or
-To arrange for a third party to provide those goods or services (agent).
A vendor acting as principal controls a good or service before the vendor transfers the good or service to the customer. A vendor that qualifies as a principal may satisfy a performance obligation by itself or engage another party (for example, a subcontractor) to satisfy some or all of a performance obligation on its behalf.
When the Company, in its role as a principal, satisfies a performance obligation, it recognizes revenue at the gross amount.
The obligation of an agent is to arrange for the provision of goods or services by another third party. When the Company represents an agent, and satisfies a performance obligation, it recognizes revenue as the amount of any fee or commission to which it expects to be entitled. In this case, the Company’s fee or commission might be the net amount of consideration that it retains after paying the third party the consideration received in exchange for the goods or services to be provided by that party.
The following points indicate when the Company qualifies as an agent:
-Another third party is responsible for fulfilling the contract;
-The Company does not have inventory risk;
~ F-22 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
-The Company does not have discretion in establishing prices for the other third party’s goods or services;
-The Company’s consideration is in the form of a commission; and
-The Company is not exposed to credit risk for the amount receivable from the final customer.
i.Government loans and grants
Government grants are recognized when there is reasonable assurance that the grants will be received, and the Group will comply with the required conditions. In 2020, the Group received certain COVID-19 governmental aids, in the form of subsidies and loans. The subsidies were delivered by the UK for a specified window for property and labor remuneration assistance. The loans granted by the Government of Peru were issued at a flat rate with deferrable payment periods for employee compensation commitments and general operating expenses. In the US, the Company received loan proceeds under the Paycheck Protection Program (“PPP”) which was established as part of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act and is administered through the Small Business Administration (“SBA”).
Grants received in the form of loans are recognized as Loans Payable in the Consolidated Statement of Financial Position. Once a loan meets the PPP’s eligibility criteria for forgiveness, the corresponding loan amount is cancelled, and a credit is taken in the Consolidated Statement of Profit or Loss within Finance Income. Grants received to compensate for certain costs are recognized as income in the Consolidated Statement of Profit or Loss on a systematic basis over the periods that the related costs are expensed.
j.Taxes on income
Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.
Current tax
The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.
Deferred taxes
Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets have not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.
~ F-23 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.
The Company applies International Financial Reporting Interpretations Committee (IFRIC) 23 to recognize and measure uncertain tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax positions within income tax expense.
m.Inventories
Hotel operating inventory relates to inventory used in hotel operations, mostly food & beverage supplies.
Inventories are stated at the lower of cost and net realizable value. Cost comprises of direct materials and, where applicable, direct labor costs and overheads incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated cost of completion and costs to sell.
At each balance sheet date, stocks are assessed for impairment. If stock is impaired, the carrying amount is reduced to its selling price less costs to complete and sell. The impairment loss is recognized immediately in profit or loss.
n.Non-current assets (or disposal groups) held for sale
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.
An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non- current asset (or disposal group) is recognized at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Statement of Financial Position.
~ F-24 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
o.Property, Plant and Equipment, net
The Group participates in the ownership of real estate companies where it maintains properties used by related operating companies that operate in the hotel business. Said properties leased from among the Group are treated as property, plant and equipment for consolidated purposes.
The property, furniture and equipment are measured at acquisition cost less accumulated depreciation, accumulated impairment losses and any related investment grants. All the expenses necessary for the properties, plant and equipment to be used are part of the cost of acquisition.
The costs derived from daily maintenance and common repairs are recognized in the Consolidated Statement of Profit or Loss of the period. The costs derived from the replacement of important parts or pieces and strategic spare parts, are capitalized and depreciated over the rest of the useful life of the assets, based on the component approach.
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statement of Profit or Loss when the asset is derecognized.
The costs of assets under construction correspond to disbursements incurred in developing or converting new hotel infrastructure projects. The costs of these assets are reclassified as property, plant and equipment within the Consolidated Statement of Financial Position once they are completed and the hotel is ready to start operating. Costs of assets under construction include capitalized expenses of unit-level development, including salaries of employees directly in charge of the development of new locations and expenses attributable to projects in progress based on a standard costing calculation.
p.Leases
The Group considers whether a contract is or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right of use asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three key evaluations which include whether:
-The contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company.
-The Company has the right to substantially all of the economic benefits from use of the identified asset throughout the period of use.
-The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.
~ F-25 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the Consolidated Statement of Financial Position. The right-of-use asset is measured at cost, which is made up of: the initial measurement of the lease liability, any initial direct costs incurred by the group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentive received).
The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the end of the useful life of the right-of-use asset or the end of the lease term. The group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using incremental borrowing rate appropriate for each lease.
Lease payments included in the measurement of the lease liability are made up of fixed payments, variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. Interest is charged on the lease liability at an even rate over the carrying amount of the liability.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.
The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.
Variable lease payments that depend on an index
On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).
Variable lease payments that do not depend on an index
Variable payments other than those that depend on an index or rate were excluded from the lease liability. Accordingly, these payments are recognized in the Consolidated Statement of Profit or Loss in the period in which they occur. These include, in
~ F-26 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
particular, the portion of rent which depends on a hotel’s performance, i.e. turnover rent.
Lease extension and termination options
A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.
In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.
Lease modifications
If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.
If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.
Rent concessions
In view of the global COVID-19 crisis, in May 2020, the IASB issued "COVID- 19-Related Rent Concessions - Amendment to IFRS 16, Leases" ("the Amendment"). The objective of the Amendment is to allow a lessee to apply a practical expedient according to which COVID-19 related rent concessions will not be accounted for as lease modifications but as variable lease payments in the period in which they are granted. The relief applies solely to lessees.
The Amendment applies only to COVID-19 related rent concessions and only if all of the following conditions are met:
-The revised future lease payments are substantially the same or less than the original lease payments immediately preceding the change;
-The reduction in lease payments relates to payments due on or before June 30, 2021; and
-No other substantive changes have been made to the terms of the lease.
~ F-27 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The Group elected to early adopt the Amendment for COVID-19 related rent concessions granted in 2020, for all COVID-19 related rent concessions granted, until the end of that year.
The Amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The Amendment applies to annual reporting periods beginning on or after April 1, 2021. The Group decided not to apply the practical expedient in the financial year ended December 31, 2021 and December 31, 2022.
q.Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are included in the cost of that asset. Such borrowing costs are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. Other borrowing costs are recognized as an expense in the period in which they are incurred. The borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are those borrowing costs that would have been avoided if the expenditure on the qualifying asset had not been made. When the Group borrows funds specifically for the purpose of obtaining a particular qualifying asset, the borrowing costs that directly relate to that qualifying asset can be readily identified.
r.Intangible assets
Goodwill
Goodwill is measured as described in note 2 d. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash- generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.
Software
Acquired and internally developed software are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.
Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets where the following criteria are met:
-it is technically feasible to complete the software so that it will be available for use
~ F-28 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
-management intends to complete the software and use or sell it
-there is an ability to use or sell the software
-it can be demonstrated how the software will generate probable future economic benefits
-adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
-the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use. Costs are generally amortized over estimated useful lives of three to five years on a straight-line basis.
Costs associated with maintaining software programmers are recognized as an expense as incurred.
Research & Development Costs
Expenditure on the research of projects to develop new specialist IT solutions is recognized as an expense as incurred. Costs that are directly attributable to a project’s development phase are recognized as non-current assets, provided they meet the following recognition requirements:
-The development costs can be measured reliably;
-The project is technically and commercially feasible;
-The Company intends to and has sufficient resources to complete the project;
-The Company has the ability to use or sell the software;
-The IT solution will generate probable future economic benefits.
Development costs not meeting these criteria for capitalization are expensed as incurred.
Customer lists
Externally acquired customer lists are initially recorded at cost if separately acquired or fair value if acquired as part of a business combination, provided the customer lists are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Customer lists are amortised over their estimated useful lives (and tested for impairment if there are indicators of impairment).
s.Subsequent measurement
All finite-lived assets, including capitalized internally generated development assets, are accounted for using the cost model whereby capitalized costs are amortized over a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The following useful lives are applied:
Buildings and leasehold improvements – 20 years
~ F-29 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Furniture, fixtures, equipment – 10 years
Capitalized development costs – 5-10 years
Intangible assets – 3-5 years
Any capitalized development cost that is a part of a project that is not yet complete is not amortized and is subject to impairment testing. Write-offs of lost deal costs are recognized in profit or loss for the asset value that is not expected to be recovered.
Amortization is included within depreciation and amortization in the Consolidated Statement of Profit or Loss.
When an asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss within other income or expenses.
t.Impairment testing of intangible assets, right of use assets and property, plant and equipment
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are individually tested for impairments and some are tested at cash-generating unit level. Individual hotels are considered to be the smallest identifiable cash-generating units.
An impairment loss is recognized for the amount by which the asset’s (or cash- generating unit’s) carrying amount exceeds its recoverable amount which is the higher of fair value less costs of disposal and value-in-use (VIU). To determine value-in- use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the group’s latest approved budget or business plan, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.
Additionally, the Group recognizes impairment if it will not be proceeding with an ongoing project and is unable to recover the invested amount. In this case, project costs incurred, or unrecoverable security deposits are written off to "cost of lost deals" once the decision of discontinuing the project is made.

All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount. An impairment loss is not reversed just because of the passage of time, even if the recoverable amount of the asset becomes higher than its carrying amount. Impairment losses are reversed only if there has been a change in the estimates used to determine the impairment loss, such as a change in the future cash flows (for VIU) or a change in the asset’s fair value. The amount of any reversal is restricted to increasing the relevant asset’s carrying value to the carrying value that would have been recognised if the
~ F-30 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
original impairment had not occurred (that is, after taking account of normal depreciation that would have been charged if no impairment had occurred).
u.Financial instruments
Financial assets
Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.
All cash flows from customers are solely payments of principal and interest, and do not contain a significant financing component. Financial assets generated from all of the Group’s revenue streams are therefore initially measured at their fair value, which is considered to be their transaction price, and are subsequently remeasured at amortized cost.
The Group recognizes a loss allowance for expected credit losses (ECL) on financial assets subsequently measured at amortized cost using the ‘simplified approach’. Individually significant balances are reviewed separately for impairment based on credit terms agreed with the customer. Other balances are assessed into credit risk categories and reviewed in aggregate.
Trade receivables are recognised initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less loss allowance. Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due.
Cash and cash equivalents include cash at bank and in hand and bank deposits, together with other short-term, highly liquid investments maturing within 90 days from date of acquisition that are readily convertible into known amounts of cash that are subject to an insignificant risk of changes in value. Cash and cash equivalents are shown net of bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, unless there is no right to offset with cash balances, and it will be presented as current liabilities.
Following initial recognition, financial assets are subsequently remeasured at amortized cost using the effective interest method.
~ F-31 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Financial liabilities
The Group’s financial liabilities are overdrafts, trade and other payables including accrued expenses, and amounts owed to Group companies. Bank and other borrowings are initially recognized at fair value net of transaction costs. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in finance income and finance costs. Borrowing costs are recognized as an expense at the period in which they are incurred, unless they are directly attributable to the acquisition, construction or production of an asset (see Note 2q.). All interest related charges are recognized as expenses in ‘Finance Costs’ in the Consolidated Statement of Profit or Loss.
Trade payables on normal terms are not interest bearing and are stated at their fair value on initial recognition and subsequently at amortized cost.
Distinction between financial liabilities and equity instruments
The Group classifies financial instruments or its component parts, on initial recognition, as a financial liability; a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification on the entity's Consolidated Statement of Financial Position. Some financial instruments might take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities. The Group differentiates a financial liability from an equity instrument by assessing the existence of a contractual obligation of one party to the financial instrument (the issuer) either to deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer.
Convertible Notes
Convertible notes which contain both a note liability component and an embedded derivative are either separated into different components or designated at fair value through profit or loss (FVTPL) as a whole. Should the convertible notes instrument be bifurcated, this separation is performed by first determining the fair value of the derivatives and then the value of the note liability component. In case of conversion and redemption component, their fair value is the difference in the fair value of the convertible note and equivalent non- convertible liability. The Group allocates the principal amount of its convertible notes to the conversion and redemption features and the warrants instrument, both are classified as financial liabilities and are recognized and subsequently measured at fair value. The note liability instrument is initially recognized at fair value, and subsequently measured at amortized cost. Should the convertible notes instrument be designated at (FVTPL) as a whole, the note liability component and the derivatives, are both classified as financial liabilities and are recognized and subsequently measured at fair value through profit or loss each reporting period. The warrant features and the warrant instrument are classified as financial liabilities and are recognized and subsequently measured at fair value.
~ F-32 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Warrants
According to IAS 32, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company's ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified all warrants as a financial liability. The warrant instrument is initially recognized at fair value, and subsequently measured at fair value.
Security deposits
A security deposit is money that is given to a landlord, lender, or seller of a property as proof of intent to care for the building. A security deposit is intended as a measure of security for the recipient, and can also be used to pay for damages or lost property. These deposits are refundable at the end of lease. The security deposits are accounted for separately as a non-current asset, initially at fair value on the basis that they do not meet the definition of a right of use asset under IFRS 16. Security deposits expressed in a currency different than the subsidiary’s functional currency are monetary items and are subject to foreign exchange revaluation. Security deposits are reviewed for recoverability and if a security deposit is estimated not to be recoverable, an impairment write-off is recognized.
v.Provisions for liabilities
Provisions are made where an event has taken place that gives the Group a legal or constructive obligation that probably requires settlement by a transfer of economic benefit, and a reliable estimate can be made of the amount of the obligation.
Provisions are charged as an expense to the Consolidated Statement of Profit or Loss in the year that the Group becomes aware of the obligation, and are measured at the best estimate at the Consolidated Statement of Financial Position date of the expenditure required to settle the obligation, taking into account relevant risks and uncertainties. When payments are eventually made, they are charged to the provision carried in the Consolidated Statement of Financial Position.
w.Employee benefit liabilities
Short-term employee benefits
Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.
~ F-33 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Post-employment benefits
The plans are normally financed by contributions to a separately administered fund and are classified as defined contribution plans. The Group has defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.
x.Equity
Common stock capital represents the nominal value of shares that have been issued. Additional paid-in capital consists of share premium reduced by direct costs of equity raised and equity on stock compensation (refer to Note 2aa.). Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.
Currency translation adjustment represents a reserve that records the movement in exchange differences arising from the translation of foreign operations.
Retained earnings / (Accumulated deficit) represents the amount of net income left over for the business after it has paid out dividends to its shareholders.
y.Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker ("CODM"), the Group's CEO, who is responsible for allocating resources and assessing performance of the operating segments. The CODM evaluates and examines Selina's business activity and its performance by analyzing its operations in each country, therefore each country is determined to be an operating segment. Operating segments which exhibited similar economic characteristics were aggregated by their main regions, resulting in the following reportable segments: Mexico, South America, North America (the U.S.), Central America, Europe & Africa, Israel and Asia Pacific (APAC). Within each operating segment, the CODM also reviews the Revenue and Gross Operating Profit (GOP) performance of its three main hotel operating product lines: Rooms, Food and Beverage (F&B) and Other (mainly includes tours & transportation, retail, wellness activities and co-working). In addition, Remote Year, a separate business activity with a different source of income and operating model, is reported as a separate operating segment.
z.Loss per share
Loss per share is calculated by dividing the loss attributable to Company shareholders by the weighted number of outstanding ordinary shares during the period. Potential ordinary shares are only included in the computation of diluted loss per share when their conversion increases loss per share or decreases income per share. Potential ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date.
~ F-34 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
aa.Share-based compensation
Equity-settled transactions
The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using acceptable option pricing models.
The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the performance and/or service conditions are to be satisfied, ending on the date in which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.
If the Group modifies the conditions in which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.
If a grant of an equity instrument is canceled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.
Cash-settled transactions
The cost of cash-settled share grant transactions is measured at fair value on the grant date using an acceptable option pricing model. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in profit or loss.
ab.Rounding of amounts
All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousands currency units unless otherwise stated.
NOTE 3:- NEW STANDARDS, AMENDMENTS AND IFRIC INTERPRETATIONS
a.New standards and amendments – applicable January 1, 2022
The following standards and interpretations apply for the first time in these financial statements for the financial reporting periods commencing on or after January 1, 2022:

~ F-35 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Amendment to IAS 16, "Property, Plant and Equipment"

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment" ("the Amendment"). The Amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment. The company should recognize the cumulative effect of initially applying the Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Group has applied the requirements of Amendment to IAS 16, "Property, Plant and Equipment". There was no material impact on the Group’s reported financial performance or position.

Amendments to IFRS 3 “Business Combinations”

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, that was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

According to the exception, liabilities and contingent liabilities within the scope of IAS 37 or IFRIC 21 will be recognized on the acquisition date according to the criteria in IAS 37 or IFRIC 21 and not according to the Conceptual Framework.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group has applied the requirements of Amendment to IFRS 3 “Business Combinations”. There was no material impact on the Group’s reported financial performance or position.

Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets"

~ F-36 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous ("the Amendment"). According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labour) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).
The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Group has applied the requirements of Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets". There was no material impact on the Group’s reported financial performance or position.

Annual improvements to IFRSs 2019-2021

In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2019-2021 Cycle (IFRS 9, IFRS 16, IFRS 1 and IAS 41). The main amendment is to IFRS 9, "Financial Instruments" ("the Amendment"). The Amendment clarifies which fees a company should include in the "10% test" described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application was permitted. The Amendment is to be applied to debt instruments that are modified or exchanged commencing from the year in which the Amendment is first applied. The Amendment did not have a material impact on our consolidated financial statements.
b.Forthcoming requirements
In 2021 and 2022, new and revised standards and interpretations have been endorsed but are not yet effective. These comprise:

IFRS 17 Insurance Contracts (effective date January 1, 2023 -deferred from January 1, 2021-)

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. The Group believes that the application of the IFRS 17 new rules will not affect our financial statements and key performance indicators as the standard mainly addresses entities that issue insurance contracts or investment contracts with discretionary participation features.
Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture
In September 2014, the IASB issued amendments to IFRS 10 and IAS 28 ("the Amendments") regarding the accounting treatment of the sale or transfer of assets (an
~ F-37 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.
According to the Amendments, when the investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated such that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture.
According to the Amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full.
If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full.
The Amendments are effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. A mandatory effective date has not yet been determined by the IASB but early adoption is permitted. The Company does not expect the application of the Amendment to have a material impact on its consolidated financial statements.
Amendment to IAS 1, "Presentation of Financial Statements"
In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment") regarding the criteria for determining the classification of liabilities as current or non-current.
The Amendment includes the following clarifications:
-What is meant by a right to defer settlement;
-That a right to defer must exist at the end of the reporting period;
-That classification is unaffected by the likelihood that an entity will exercise its deferral right;
-That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is evaluating the possible impact of the Amendment on its current loan agreements.
Amendments to IAS 1 and IFRS Practice Statement 2
The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.
To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.
~ F-38 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The Amendment is effective for annual periods beginning on or after January 1, 2023. The Group will revisit the disclosures provided in Note 2 upon application of this Amendment.
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” regarding to the Definition of Accounting Estimates
The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.
The Amendment is effective for annual periods beginning on or after January 1, 2023. There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.
Amendments to IAS 12 “Income Taxes” regarding to Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.
The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
-right-of-use assets and lease liabilities, and
-decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.
The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.
The Amendment is effective for annual periods beginning on or after January 1, 2023. The Company is evaluating the possible impact of the Amendment on its current loan agreements.
There are no other amendments to accounting standards, or IFRIC interpretations that are effective for the year ended December 31, 2022 that might have a material impact on the Group. There are no other amendments to accounting standards, or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Group.
~ F-39 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 4 :- SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reported period. The estimates and associated judgements are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision only affects that period, or in the period the revision and future periods if the revision affects both current and future periods.
Judgements and Estimates
Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:
Impairment of goodwill
The Group reviews goodwill for impairment at least once a year, and when circumstances indicates that the carrying value may be impaired. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.
Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
The recoverable amount of the cash-generating units was determined based on value-in- use calculations which require the use of assumptions (see Impairment of assets other than goodwill section below). The calculations use cash flow projections based on financial forecasts extrapolated for a future growth using the estimated growth rates.
Impairment of assets other than goodwill
The Group has been considering each hotel to be a separate cash-generating unit as each hotel generates its own revenue, incurs expenses, but also uses certain synergies which allow cross-selling different products to guests and customers (e.g., accommodation + food and beverage + coworking spaces). When looking at a cash generating unit, the Group considers there to be two main key performance indicators (KPIs) to measure impairment against: occupancy and profitability. Where hotels do have qualitative or quantitative indicators of impairment, such as changes in political, technological, market, economic or
~ F-40 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
legal environment, physical condition of assets, brand reputation or operational and financial performance, a discounted cash flow model is prepared.
Determining whether assets are impaired requires an estimate of the value in use. The value-in-use calculation involves an estimate of the future cash flows and the selection of appropriate discount rates to calculate present values. Future cash flows are estimated using forecasts, extrapolated for a future growth rate. The estimated growth rates are based on external sources and studies. Changes in the estimated growth rates could result in variations to the carrying value of the properties.
Value of all assets allocated to this cash generating unit, such as property, plant and equipment, right of use assets, and capitalized interest, is compared against the value-in- use deriving from the discounted cash flow model. The discount rates used in the model shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. According to IAS36 the used discount rate should be calculated based on pre-tax rates. Yet, the practical approach is to use after-tax rates (and net cash flows) due to the fact that the comparable asset rates reflect the local tax rates.
Therefore, in order to calculate the appropriate rate, judgement is required.
For this purpose, lease payments are treated as financial outflows as they relate to repaying lease liabilities. If value-in-use is lower than value of assets allocated to the cash generating unit, an impairment charge is recognized.
Incremental borrowing rate applied to right-of-use assets
Determining the incremental borrowing rate applied in calculating lease liabilities under IFRS 16 requires the use of certain methodologies and assumptions. When determining the rate, management assesses various factors including the lease term, nature of the asset and the level of security for the right of use asset.
Fair value of net assets acquired as part of a business combination
Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination, including deferred and contingent considerations as part of the transactions. In particular, the fair value of separable intangible assets other than goodwill is dependent on many variables including the future profitability of the acquiree’s trade. For the deferred consideration and contingent consideration, the fair value is estimated by calculating the present value of the future expected cash flows. The estimates are based on a discount rate and assumed probability scenarios.
Provisions and contingent liabilities
Judgement is used to determine whether a potential liability is probable, possible and reliably measurable, particularly when the outcome is uncertain.
Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are
~ F-41 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.
Deferred tax assets
Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. Due to its history of operating losses, the Company records an allowance on its net deferred tax assets.
Uncertain tax positions
Provisions for uncertain tax positions are based on interpretations of complex tax laws and determination of arm’s length pricing for certain intercompany transactions. The assumptions underlying the provisions for uncertain tax positions include the potential tax exposure resulting from management’s interpretations and the determination of the likelihood that the uncertain tax position will be upheld upon regulatory examination.
Significant judgment is required in evaluating uncertain tax positions. No assurance can be given that the final tax outcome of uncertain tax positions will not be different from that which is reflected in the consolidated financial statements. Provisions are adjusted in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate, or upon lapse of statute of limitations.
Term Loan and Convertible Loan Instrument (CLN 2020)
The Term Loan and the Convertible notes which contain both a note liability component and embedded derivatives have to be separated into different components. The Convertible notes also include warrants that gave each noteholder the right to acquire its pro-rata portion of an allocation of ordinary shares. This separation requires significant judgement for both instruments, as first the Group needs to determine the fair value of the derivatives and then the value of the note liability component for each financial instrument, the Term Loan and the Convertible notes. For conversion and redemption components, the fair value is determined as the difference between the fair value of the convertible note and equivalent non-convertible liability.
The Group allocates the principal amount of its convertible notes to the conversion, redemption and warrant features and the warrant instrument, both are classified as financial liabilities and are recognized and subsequently measured at fair value. The note liability instrument is initially recognized at fair value, and subsequently measured at amortized cost.
Determining the fair value of the derivative financial liabilities within the Term Loan and the convertible note also required significant judgement and estimates. The Group applied a Discounted Cash Flow (DCF) model to determine the fair value of Selina's market capitalization. This form of valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and
~ F-42 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management's estimate of fair value for these investments in unquoted shares. Fair value of the Term Loan and the Convertible note, including the embedded derivatives was based on a combination of probability analysis and Monte Carlo simulation, based on Management's estimations. This method included evaluation of many possible value outcomes asset.
Convertible Loan Investment (CLN 2022)

The Convertible Loan Investment (CLN 2022) contains the following instruments (together, the "CLN 2022 Package"):

-the Note liability component and the Conversion Rights. The Conversion Rights are classified as embedded derivatives;
-units of 2022 Convertible Note Warrants (the "CLN 2022 Warrants"). These warrants are identical to the publicly traded warrants (see "Public Warrants and Private Placement Warrants" section below) in all respects other than the fact that (i) they are not redeemable, (ii) they can be net-exercised on a cashless basis, and (iii) they are not publicly traded;
-and in addition, Bet on America LLC, BOA's sponsor, units (the "CLN 2022 Sponsor shares").

The entire CLN 2022 instrument was designated at fair value through profit or loss. The note liability component and the Conversion Rights, both are classified as financial liabilities and are recognized and subsequently measured at fair value. The warrant features and the warrant instrument are classified as financial liabilities and are recognized and subsequently measured at fair value. The CLN 2022 Sponsor shares were treated economically the same as the issuance of equity instruments and initially recognized at fair value without any further subsequent valuation as an equity component.

Determining the fair value of the derivative financial liabilities within the CLN 2022 package also required significant judgement and estimates. In estimating the value of the Convertible Notes within the CLN 2022 package, the Group used a combination of probability analysis and Monte Carlo simulation. Probabilities were used to arrive at the weighted value of the results from the Monte Carlo simulation, which is used to forecast future ordinary share values, and its impact on the Convertible Notes. Monte Carlo simulation is a method by which many possible value outcomes are evaluated to establish the expected value of an asset. In estimating the value of the CLN 2022 Warrants and the CLN 2022 Sponsor Shares, the Group relied on the opening prices of the publicly traded warrants and the Company’s ordinary shares at the valuation date as they represent either the indirect or direct indication of respective values.

Public Warrants and Private Placement Warrants

The Company evaluated the Public Warrants and the Private Placement Warrants (the “Warrants”) and concluded that since the Company will issue a variable number of Selina ordinary shares, the warrants do not meet the fixed amount for a fixed number of shares definition, therefore, the Public Warrants and the Private Placement Warrants should be classified as a financial liability. As the Warrants meet the definition of a derivative, the Warrants were measured at fair value at inception based on their quoted trading price, and
~ F-43 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
each one of them are measured at fair value on every cut-off date, all changes in fair value will be recorded in the statement of profit or loss.
Lease extension and/or termination options
In evaluating whether it is reasonably certain that the Group will exercise an option to extend a lease or not exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the Group to exercise the option to extend or not exercise the option to terminate such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to the Group's operation and whether it is a specialized asset, the Group's past experience with similar leases, etc.
After the commencement date, the Group reassesses the term of the lease upon the occurrence of a significant event or a significant change in circumstances that affects whether the Group is reasonably certain to exercise an option to extend or not exercise an option to terminate previously included in the determination of the lease term, such as significant leasehold improvements that had not been anticipated on the lease commencement date, sublease of the underlying asset for a period that exceeds the end of the previously determined lease period, etc.
Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For cash-settled share-based payment transactions, the liability needs to be remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss.
This requires a reassessment of the estimates used at the end of each reporting period. For the measurement of the fair value of equity-settled transactions with employees and advisors at the grant date, the Group uses a Black and Scholes pricing model. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 28.

Climate-related risk management

Our business model helps to protect us from physical risk exposure due to our asset-light and geographically diverse structure. We have assessed and set out the Group’s climate risks as part of our commitment to climate disclosure, and the Group will work to improve our understanding of climate-related risks and their potential impact on our business.
Mitigation and adaptation measures that may be required in the future to combat the risks of climate change could have potential implications on the Group’s financial statements. This would be the case, for instance, where assets and/or liabilities are measured based on an estimate of future cash flows, such as lease impairment assessments. The mitigation and adaptation measures are, to some extent, dependent on technological and operational improvements and/or investment, which may not materialize. In addition, operational
~ F-44 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
judgments and estimates may be impacted in the future by changes to our climate change strategy or the implementation of these mitigation and adaptation measures.
Further, we understand that our key stakeholders, including investors, guests, employees, governments and the local communities in which we operate, have increasingly high expectations with regard to the ability of businesses to influence positive change and deliver on their environmental commitments. Our inability to implement components of our climate change strategy in the future, such as measuring and potentially reducing greenhouse gas emissions, may reduce the demand for our services, and, in turn, could result in material changes to our financial results and/or the carrying values of certain assets and liabilities in future reporting periods. However, we believe that climate-related risks have not had a material impact on our financial results for the year ended December 31, 2022.
NOTE 5:- SEGMENT REPORTING
The operating segments are identified on the basis of information that is reviewed by the Chief Operating Decision Maker ("CODM"), the Group's CEO, to make decisions about resources to be allocated and assess its performance.
The CODM evaluates and examines Selina's business activity and its performance by analyzing its operations in each country, therefore each country is determined to be an operating segment. Operating segments which exhibited similar economic characteristics, such as future economic growth, currency volatility, similar expected long-term margins etc., were aggregated by their main regions, resulting in the following reportable segments: Mexico, South America, North America (the U.S.), Central America, Europe & Africa, Israel and Asia Pacific (APAC). Within each operating segment, the CODM also reviews the Revenue and Gross Operating Profit (GOP) performance of its three main hotel operating product lines: Rooms, Food and Beverage (F&B) and Other (mainly includes tours & transportation, retail, wellness activities and co-working). In addition, Remote Year, a separate business activity with a different source of income and operating model, is reported as a separate operating segment.

Additionally, the aggregation of similar economic characteristics by their main regions changed in 2022 due to the Group's internal reorganisation. Thus, the corresponding items of segment information for earlier periods has been recast to match current year presentation.
Segment performance is evaluated based on Gross Operating Profit / (Loss) (GOP), Unit Level EBITDAR and Unit-Level Operating Profit / (Loss). Gross Operating Profit / (Loss) is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labour costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment (OS&E), utilities, security, etc. Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, GOP minus other non-operating unit level expenses such as property insurance and property taxes). Unit-Level Operating Profit / (Loss) is defined as Unit Level EBITDAR minus Rent Expense. For segment reporting purposes, and CODM unit level performance assessment purposes, Rent is treated as an
~ F-45 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
operating expense (meaning not applying IFRS 16 to leases). Unit level performance metrics do not include (i) non-cash compensation expense, (ii) impact of corporate overhead costs, which are reviewed and monitored separately and (iii) pre-opening expenses (operating costs incurred prior to opening a new location).

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Group's headquarter assets and related costs, are managed on a group basis.
The CODM does not review segment assets and liabilities, as they are managed at a group level.
~ F-46 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	Year ended December 31, 2022
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	15,919	25,013	14,660	17,358	15,269	17,505	2,256	107,979	—	623	108,602
Gross Operating Profit / (Loss)	7,083	8,893	3,731	6,740	4,338	4,084	571	35,441	—	—	35,441

Food & Beverage
Revenue	11,400	9,026	5,448	12,859	4,542	6,678	622	50,576	—	(384)	50,192
Gross Operating Profit / (Loss)	(1,045)	(727)	(2,384)	(517)	(1,300)	(1,909)	(244)	(8,126)	—	—	(8,126)

Other
Revenue	2,446	4,043	1,095	5,891	1,442	1,032	192	16,140	10,422	(1,421)	25,141
Gross Operating Profit / (Loss)	1,446	2,174	1,089	1,858	1,073	196	170	8,006	(2,915)	—	5,091

All Selina products
Revenue	29,764	38,081	21,203	36,108	21,253	25,215	3,070	174,695	10,422	(1,182)	183,935
Gross Operating Profit / (Loss)	7,483	10,341	2,437	8,080	4,111	2,372	497	35,320	(2,915)	—	32,405
Unit Level EBITDAR	7,954	9,113	192	8,665	3,986	1,779	332	32,021	(2,915)	—	29,106
Rent	(4,779)	(9,947)	(6,961)	(4,130)	(8,092)	(4,402)	(410)	(38,721)	—	—	(38,721)
Unit-Level Operating Profit / (Loss)	3,175	(835)	(6,769)	4,536	(4,106)	(2,623)	(78)	(6,700)	(2,915)	—	(9,615)
Rent add-back											38,721
Pre-opening Expenses											(7,493)
Corporate Overhead											(37,862)
Non-Cash compensation expense											(6,886)
Non-recurring public company readiness cost											(7,585)
Provision for tax risks (non-income tax related)											(2,084)
Depreciation and amortization											(32,964)
Impairment and write-off of non-current assets											(12,695)
Government grants											1,739
Finance income / (expense), net											(48,230)
Share Listing Expense											(74,426)
Non operational income											5,743
Income Tax											(4,442)
Net Operating Income/(Loss)											(198,082)
~ F-47 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	Year ended December 31, 2021 - Re-casted
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	10,264	10,121	6,576	11,250	7,673	4,407	3	50,293	—	1,042	51,335
Gross Operating Profit / (Loss)	4,128	2,078	1,505	3,887	862	784	(5)	13,239	—	—	13,239

Food & Beverage
Revenue	10,093	4,626	4,576	8,161	2,137	1,818	—	31,410	—	(49)	31,361
Gross Operating Profit / (Loss)	(694)	(1,157)	(1,665)	(329)	(664)	(756)	—	(5,264)	—	—	(5,264)

Other
Revenue	1,552	2,455	483	3,289	1,732	398	—	9,909	4,522	(4,390)	10,041
Gross Operating Profit / (Loss)	841	1,719	480	1,330	1,532	77	—	5,979	(1,375)	—	4,604

All Selina products
Revenue	21,909	17,202	11,635	22,699	11,541	6,624	3	91,613	4,522	(3,397)	92,737
Gross Operating Profit / (Loss)	4,275	2,641	320	4,888	1,730	106	(5)	13,955	(1,375)	—	12,579
Unit Level EBITDAR	4,081	1,391	(1,428)	4,626	1,353	15	(5)	10,033	(1,375)	—	8,657
Rent	(5,470)	(6,586)	(4,194)	(3,401)	(6,158)	(2,176)	—	(27,985)	—	—	(27,985)
Unit Level Operating Profit / (Loss)	(1,390)	(5,194)	(5,622)	1,225	(4,805)	(2,160)	(5)	(17,952)	(1,375)	—	(19,327)
Rent add-back											27,985
Pre-opening Expenses											(5,814)
Corporate Overhead											(30,678)
Non-Cash compensation expense											(6,224)
Non-recurring public company readiness cost											(3,347)
Provision for tax risks (non-income tax related)											(3,486)
Depreciation and amortization											(31,235)
Impairment and write-off of non-current assets											(11,153)
Government grants											2,099
Finance income / (expense), net											(102,824)
Non operational income											1,126
Income Tax											(2,844)
Net Operating Income/(Loss)											(185,723)

~ F-48 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	Year ended December 31, 2020 - Re-casted
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Remote Year	Adjustments	Total Consolidated
Rooms
Revenue	4,215	6,485	2,254	5,354	2,713	439	—	21,459	—	1,338	22,797
Gross Operating Profit / (Loss)	(508)	485	(742)	828	(1,025)	7	—	(956)	—	—	(956)

Food & Beverage
Revenue	1,335	2,453	350	3,332	1,978	231	—	9,678	—	261	9,939
Gross Operating Profit / (Loss)	(693)	(1,543)	(490)	(916)	(1,122)	(158)	—	(4,922)	—	—	(4,922)

Other
Revenue	835	1,624	621	1,491	1,302	6	—	5,880	—	(3,455)	2,425
Gross Operating Profit / (Loss)	637	1,101	619	549	1,190	1	—	4,096	—	—	4,096

All Selina products
Revenue	6,385	10,561	3,225	10,176	5,993	676	—	37,016	—	(1,856)	35,161
Gross Operating Profit	(565)	43	(613)	461	(958)	(150)	—	(1,783)	—	—	(1,783)
Unit Level EBITDAR	(1,538)	(1,663)	(2,644)	12	(1,795)	(195)	—	(7,823)	—	—	(7,823)
Rent	(5,114)	(5,013)	(3,574)	(2,236)	(4,551)	(271)	—	(20,760)	—	—	(20,760)
Unit Level Operating Profit / (Loss)	(6,652)	(6,676)	(6,219)	(2,224)	(6,347)	(466)	—	(28,583)	—	—	(28,583)
Rent add-back											20,760
Pre-opening Expenses											(3,894)
Corporate Overhead											(33,426)
Non-Cash compensation expense											(2,397)
Depreciation and amortization											(21,612)
Impairment and write-off of non-current assets											(19,731)
Government grants											1,437
Income from COVID-related concessions											2,854
Finance income / (expense), net											(54,660)
Non operational income											2,214
Income Tax											(2,265)
Net Operating Income/(Loss)											(139,303)
~ F-49 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 6:- FINANCE INCOME AND COSTS

	Year ended December 31,
	2022	2021	2020
	(In thousands of $)
Interest expense on loans payable and convertible notes (see Note 20 and 21)	71,701	40,723	18,869
Leasing arrangements (see Note 12)	38,594	32,885	26,011
Unrealized foreign exchange losses on lease liabilities (see Note 12)	1,717	9,689	8,553
Finance expense on financial liabilities at fair value through profit or loss (see Notes 20, 21 and 25)	11,239	1,132	8,420
Loss on extinguishment of debt (see Note 20)	—	18,485	-
Total finance costs	123,251	102,914	61,853
Gain on extinguishment of debt (see Note 21)	8,765	—	2,669
Gain on derecognition of lease liabilities	1,487	—	4,468
Interest income	136	90	56
Finance income on financial liabilities at fair value through profit or loss (see Note 21)	64,633	—	—
Total finance income	75,021	90	7,193
NOTE 7:- STAFF COSTS
Group staff costs recognized as an expense, including directors’ remuneration, were as follows:

	Year ended December 31,
	2022	2021	2020
	(In thousands of US$)
Wages and salaries	74,316	43,368	29,608
Social security costs	9,295	4,657	3,030
Employee benefits and travel	6,709	3,943	5,834
Equity-settled stock compensation expense (see Note 28)	2,021	2,817	1,340
Cash-settled stock compensation expense (see Note 28)	3,528	2,377	1,057
Total staff costs	95,870	57,162	40,869
Directors’ remuneration disclosures are included in Note 27.
NOTE 8:- CURRENT PURCHASING POWER
The Group applies IAS 29 Financial Reporting in Hyperinflationary Economies, which applies when an entity's functional currency is that of a hyperinflationary economy.

In 2022, 2021 and 2020, the Group operated in Argentina, which is a hyperinflationary economy with three-year cumulative inflation rates exceeding 100%. The Group has applied adjustments to reflect current purchasing power of the assets of the Argentinian subsidiaries as of balance sheet date and recognized a gain on net monetary position in the Group’s Consolidated Profit or Loss Account of $3,178 thousand, $1,725 thousand and $2,256 thousand respectively, for the years ended December 31, 2022, 2021 and 2020. The
~ F-50 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
financial statements are presented on a historical cost approach and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the balance sheet date. For this purpose, the Group has used official monthly price indexes published by FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas). This index has increased by 95% between December 31, 2022 (value of 1,134.59) and December 31, 2021 (value of 582.46) and by 51% between December 31, 2021 and December 31, 2020 (value of 385.88).
NOTE 9:- TAXES ON INCOME
a.Tax laws applicable to the Group companies:
The Company is taxed under the tax laws in the UK at a corporate income tax rate of 19% in 2022 and 2021. In 2022, the UK Government enacted an increase to the UK rate of Corporation Tax from 19% to 25%, effective April 1, 2023. The change has not resulted in any re-measurement of deferred tax assets and liabilities given the limited exposure in the Group’s financials a described in shown in section c) and e) of this Note.
The Group has a substantial business presence in many countries around the globe. The most significant of which in 2022 are the US, Mexico, Colombia, Panama, Costa Rica, Peru, Israel and Brazil.
b.Tax rates applicable to the Group:
The Company's subsidiaries are taxed according to tax laws in the countries of their residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned.
c.Deferred taxes:
1.Composition:

	At December 31,
	2022	2021
	(In thousands of US$)
Deferred tax assets:
Lease liabilities	83,814	55,858
Carryforward tax losses	23,689	18,359
Stock-based compensation	113	593
Property, equipment and furniture, net	178	402
Employees and related accruals	86	263
Accrued expenses	2,782	6,536
Research and development	197	311
Tax credits carried forwards	—	23
	110,859	82,345
Deferred tax liabilities:
Right of use asset	(112,661)	(83,534)
~ F-51 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Right of use impairment	3,164	1,315
Property, plant and equipment, net	(1,652)	(174)
Other	(38)	(325)
	(111,188)	(82,718)
Deferred tax assets (liabilities), net	(329)	(373)
2.Taxes on income included in profit or loss:

	Year ended December 31,
	2022	2021	2020
	(In thousands of US$)
Current taxes	4,442	2,844	2,265
Income tax expense	4,442	2,844	2,265
d.Theoretical tax:
The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the UK statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2022	2021	2020
	(In thousands of US$)
Loss before income taxes	(193,640)	(182,879)	(137,038)
UK Statutory tax rate	19%	19%	19%
Tax benefit computed at the UK statutory tax rate	(36,792)	(34,747)	(26,037)
Increase (decrease) in taxes on income resulting from the following:
Subsidiaries taxed at a different tax rate	(8,730)	(6,720)	(8,606)
Deferred taxes not recognized	29,257	37,582	34,867
SPAC Share Listing Expense	14,160	—	—
Uncertain tax positions	2,639	2,261	1,545
Permanent differences	3,760	4,543	382
Other	148	(75)	114
Income tax expense	4,442	2,844	2,265

e.Carryforward losses for tax purposes:
Carryforward net operating tax losses of the Group amount to a total of approximately $174 million as of December 31, 2022 ($177 million as of December 31, 2021). Deferred tax assets relating to carryforward operating losses were not recognized as of December 31, 2022 and 2021 as losses are not expected to be utilized in the foreseeable future.
~ F-52 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 10:- EARNINGS PER SHARE
Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share:

	Year ended December 31,
	2022		2021		2020
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
	In thousands	In thousands of US$	In thousands	In thousands of US$	In thousands	In thousands of US$
Number of shares and income (loss)	52,871	(197,107)	43,007	(184,352)	42,614	(138,099)
For the computation of basic and diluted net earnings (loss)	52,871	(197,107)	43,007	(184,352)	42,614	(138,099)
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss is computed by giving effect to all potential shares of common stock, including stock options, warrants and convertible loans. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

To compute diluted net earnings (loss) per share, the weighted average number of ordinary shares outstanding during the current period (and for periods all presented) was adjusted for the Subdivision event of Selina's Ordinary shares described in Note 23, that have increased the number of ordinary shares outstanding (after Selina's common shares redesignation upon closing of the DeSPAC) for no additional consideration. The number of Selina's Ordinary shares outstanding before the Subdivision event was adjusted for the proportionate change in the number of Ordinary shares outstanding as if the Subdivision event had occurred at the beginning of the earliest period presented.
Additionally, to compute diluted net earnings (loss) per share, convertible securities (dilutive potential Ordinary shares), detailed below, have not been taken into account since their conversion increases the basic earnings (decreases the loss) from continuing operations (anti-dilutive effect):
-Convertible debentures
-Warrants
-Options to employees under share-based payment plans
-Options to advisors
~ F-53 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 11:- PROPERTY, EQUIPMENT AND FURNITURE

	Buildings, leasehold improvements and hotel assets	Assets under construction	Total
	(In thousands of US$)
Cost:
Balance as at January 1, 2022	97,154	17,264	114,418
Additions	26,500	—	26,500
Write-offs of lost deals	—	(1,485)	(1,485)
Completion of projects	7,036	(7,036)	—
Exchange differences	(669)	(522)	(1,191)
Disposals	—	(405)	(405)
Balance as at December 31, 2022	130,021	7,816	137,837
Accumulated depreciation:
Balance as at January 1, 2022	(17,968)	—	(17,968)
Depreciation	(8,576)	—	(8,576)
Exchange differences	37	—	37
Balance as at December 31, 2022	(26,507)	—	(26,507)
Net Balance at December 31, 2022	103,514	7,816	111,330

	Buildings, leasehold improvements and hotel assets	Assets under construction	Total
	(In thousands of US$)
Cost:
Balance as at January 1, 2021	99,834	13,821	113,655
Additions	5,438	10,908	16,346
Write-offs of lost deals	—	(4,185)	(4,185)
Completion of projects	—	(1,898)	(1,898)
Exchange differences	748	27	775
Disposals	(6,133)	—	(6,133)
Business combinations (see Note 14)	267	—	267
Reclassification to assets held for sale	(3,000)	(1,409)	(4,409)
Balance as at December 31, 2021	97,154	17,264	114,418
Accumulated depreciation:
Balance as at January 1, 2021	(12,937)	—	(12,937)
Depreciation	(7,150)	—	(7,150)
Exchange differences	(153)	—	(153)
Disposals	2,345	—	2,345
Business combinations	(76)	—	(76)
Reclassification to assets held for sale	3	—	3
Balance as at December 31, 2021	(17,968)	—	(17,968)
Net Balance at December 31, 2021	79,186	17,264	96,450
~ F-54 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Asset additions represented mainly new openings in Israel, Australia, Brazil and the UK among others, as well as asset improvements in existing locations.

The amounts include capitalized interest on debt raised to fund qualifying assets. The total amount of capitalized interest as of December 31, 2022 was $1,803 thousand (December 31, 2021 - $2,110 thousand).

Cost of lost deals, which have been included in the caption “Impairment and write-off of non- current assets” in the accompanying Statements or Profit or Loss, relate to unrecoverable security deposits and project costs on discontinued projects.

The Group decided in the year 2021 to sell certain properties located in the United States which were originally acquired for the expansion of the Group’s operations in the East Coast. The assets related to the properties were held for sale as of December 31, 2021 and maintained under this category in the financial statements as of December 31, 2022, according to IFRS 5 (see Note 17).

NOTE 12:- RIGHT OF USE ASSETS

	2022	2021
	(In thousands of US$)
Cost:
Balance as at January 1	381,904	325,135
Additions	140,016	65,803
Acquisitions (see Note 14)	—	1,610
Exchange differences	(12,716)	(10,763)
Lease modifications	18,352	119
Termination	(3,330)	—
Balance as at December 31	524,226	381,904
Depreciation and impairment
Balance as at January 1	(70,267)	(42,041)
Depreciation	(23,188)	(23,164)
Impairment write-offs, net	(9,971)	(5,062)
Balance as at December 31	(103,426)	(70,267)
Net balance at December 31	420,800	311,637
a.Impairment on the right of use assets

During the years ended December 31, 2022, 2021 and 2020, the Group assessed, according to IAS 36, whether there were indications for impairment of its right of use assets.

Locations experiencing impairment indicators were tested. Where hotels do have qualitative (main key performance indicators: occupancy and profitability) or quantitative indicators of impairment, such as changes in political, technological, market, economic or legal environment, physical condition of assets, brand reputation or operational and financial performance, a discounted cash flow model was prepared. In addition, discounted cash flow models were prepared for all the properties with impairment losses recognized in the past.
~ F-55 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

In order to assess the recoverable amounts of properties, the Group estimated the value in use ("VIU") applying the Discounted Cash Flow ("DCF") method, based on key assumptions, such as discounted rates, growth rates, average daily revenue per bed ("ADR"), occupancy rates, profitability margins and future required capital expenditures.

As a result of the analysis performed, the Group recorded an impairment loss of $14,194 thousand for the year ended December 31, 2022 on its right of use assets ($5,062 thousand for the year ended December 31, 2021 and $10,564 thousand for the year ended December 31, 2020), representing impairment losses on 13 properties (11 properties for the year ended December 31, 2021 and 20 for the year ended December 31, 2020).

Additionally, in 2022, a reversal of earlier periods impairment losses was recognized. The Group recorded reversals of impairment losses of $4,223 thousand for the year ended December 31, 2022 ($0 for the year ended December 31, 2021 and 2020), representing impairment reversals on 7 properties (0 properties for the year ended December 31, 2021 and 2020).

Set out below are the recoverable amounts, impairment losses and reversals and discount rates used for each Segment (see Note 5) for the year ended December 31, 2022, 2021 and 2020:

Segment (2022)	Number of impaired cash generating units	Recoverable amount of impaired cash generating units	Impairment amount	Impairment reversal amount	Discount rate
		(In thousands of US$)			(In %)
USA	1	7,023	1,262	—	9.5%
Mexico	3	13,700	4,080	—	12.5%
Central America	—	—	—	(1,497)	12.5%-19.0%
South America	2	8,417	730	(2,618)	11.0%-27.5%
Israel	3	19,327	2,449	—	10.5%
APAC	—	—	—	—	n/a
Europe and Africa	4	11,021	5,673	(108)	9.5%-14.5%
~ F-56 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Segment (2021) Recast	Number of impaired cash generating units	Recoverable amount of impaired cash generating units	Impairment amount	Impairment reversal amount	Discount rate
		(In thousands of US$)			(In %)
USA	—	—	—	—	8.0%
Mexico	—	—	—	—	9.5%
Central America	2	1,886	(186)	—	9.5% - 13.5%
South America	4	10,497	(1,399)	—	8.5% - 19.0%
Israel	1	10,489	(584)	—	8.5%
APAC	—	—	—	—	n/a
Europe and Africa	4	28,209	(2,893)	—	7.5% - 10.5%

Segment (2020) Recast	Number of impaired cash generating units	Recoverable amount of impaired cash generating units	Impairment amount	Impairment reversal amount	Discount rate
		(In thousands of US$)			(In %)
USA	1	25,237	(2,229)	—	8.5%
Mexico	6	24,010	(2,071)	—	10.5%
Central America	6	23,620	(3,617)	—	10.0% - 13.5%
South America	4	8,419	(1,839)	—	9.0% - 20.5%
Israel	1	8,857	(271)	—	9.0%
APAC	—	—	—	—	n/a
Europe and Africa	2	24,655	(537)	—	8.5% - 11.0%
b.Amounts recognized in Consolidated Statement of Profit or Loss and in the Consolidated Statement of Cash Flows.

	Year ended December 31,
	2022	2021
	(In thousands of US$)
Depreciation expense on right-of-use assets	(23,188)	(23,164)
Impairment write-offs	(9,971)	(5,062)
Gain on lease terminations	1,487	—
Interest expense on lease liabilities	(38,594)	(32,885)
Unrealized foreign exchange losses on revaluation of lease liability	(1,717)	(9,689)
Total amount recognized in Profit or Loss	(71,983)	(70,800)
The total cash outflow for lease payments	(44,377)	(24,764)
Interest rate range	22.7%-7.0%	18.9%-1.3%
~ F-57 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
c.Carrying amounts of lease liabilities and movements during the period:

	2022	2021
	(In thousands of US$)
Balance as at January 1	394,632	325,952
Additions	140,016	65,803
Termination	(4,817)	—
Lease modifications	18,352	119
Exchange differences	(15,257)	(15,053)
Lease payments	(44,377)	(24,764)
Unrealized foreign exchange losses on revaluation of lease liability	1,717	9,689
Interest accrued on lease liabilities	38,594	32,886
Balance as at December 31	528,860	394,632
Current	59,115	45,660
Non-current	469,745	348,972

All lease liabilities relate directly to the right of use assets.

Certain lease agreements include a revenue-sharing or profit-sharing component in the future, apart from base rent. These are treated as variable lease payments and are not included in the measurement of lease liabilities or the right of use assets. Given the relatively young nature of many of our leases, it is difficult to quantify the Group's exposure as these variable payments depend directly on each location's individual performance in a given time period. For the year ended December 31, 2022, the Group has assumed the lease extension options will be exercised as the Group seeks to enter into long-term lease agreements and did not intend to discontinue or early terminate any existing hotel operations. Such extension options have been considered in the measurement of the lease liability. The Group has committed to new leases that have not yet commenced, in markets where the Group plans its further expansion.
~ F-58 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 13:- GOODWILL AND INTANGIBLE ASSETS

	Goodwill	Software	Customer List	Total
	(In thousands of US$)
Cost:
Balance as at January 1, 2022	622	5,550	1,315	7,487
Acquisitions of businesses (see Note 14)	—	—	—	—
Additions	—	2,662	—	2,662
Exchange differences	(74)	—	—	(74)
Balance as at December 31, 2022	548	8,212	1,315	10,075
Amortization and impairment:
Balance as at January 1, 2022	—	(1,402)	(501)	(1,903)
Amortization charge for the year	—	(762)	(438)	(1,200)
Balance as at December 31, 2022	—	(2,164)	(939)	(3,103)
Net balance at December 31, 2022	548	6,048	376	6,972

	Goodwill	Software	Customer List	Total
	(In thousands of US$)
Cost:
Balance as at January 1, 2021	—	3,252	1,315	4,567
Acquisitions of businesses (see Note 14)	618	—	—	618
Additions	—	2,298	—	2,298
Exchange differences	4	—	—	4
Balance as at December 31, 2021	622	5,550	1,315	7,487
Amortization and impairment:
Balance as at January 1, 2021	—	(919)	(63)	(982)
Amortization charge for the year	—	(483)	(438)	(921)
Balance as at December 31, 2021	—	(1,402)	(501)	(1,903)
Net balance at December 31, 2021	622	4,148	814	5,584

Software mostly consists of capitalised development costs for internally generated intangible assets.

The Customer List was acquired as part of a business combination (see Note 14 ). It was recognised at fair value at the date of acquisition and is subsequently amortised on a straight- line basis.

The remaining amortization period for software is from 1 to 5 years (2021 – 2 to 5 years) and for customer list – 1 year (2021 – 2 years).
~ F-59 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 14:- BUSINESS COMBINATIONS

The Capital Reorganization

As described in Note 1, on December 2, 2021, the Company entered into a Business Combination Agreement (the “BCA”) by and among BOA Acquisition Corp. (“BOA”), the Company and Samba Merger Sub Inc., a direct, wholly-owned subsidiary of the Company. The Business Combination closed on October 27, 2022 (the “Effective Time”), when Selina’s wholly owned subsidiary, Samba Merger Sub, Inc. (“Merger Sub”) that was incorporated for the purposes of the Business Combination, merged with and into BOA, with BOA surviving the Business Combination as a wholly owned subsidiary of Selina (the “Merger”).

Prior to the Effective Time of the Merger, the Company reorganised (the “Reorganisation”) its share capital and issued new shares on the closing date and each issued and outstanding share of Class B Common Stock of BOA was automatically converted into one share of Class A Common Stock. Subsequently, each share of BOA Class A Common Stock automatically converted into the right to receive an ordinary share of a par value of US$ 0.005064 (rounded to six decimal places) in the capital of the Company.

The Reorganisation

Prior to the closing of the Business Combination, the Company’s share capital comprised:

-    15,589,552 Series A Shares, each with a nominal value of US$ 0.01;
-    3,200,539 Series B Shares, each with a nominal value of US$ 0.01;
-    2,749,657 Series C Shares, each with a nominal value of US$ 0.01;
-    428,974 Ordinary Shares, each with a nominal value of US$ 0.01,

Immediately prior to the Effective Time, the Company issued:

-    1,146,291 fully-paid new Series B Shares and 481,693 fully-paid new Series C Shares to certain investors under put and call option agreements.
-    2,565,503 fully-paid new Series C Shares to certain shareholders of Selina pursuant to anti-dilution rights.
-    330,275 fully-paid new Series B Shares to an existing shareholder of Selina pursuant to the exercise of its subscription rights under an existing 2018 warrant instrument.

All outstanding preferred shares above mentioned were redesignated as Ordinary Shares with a nominal value of US$ 0.01 (the “Redesignated Shares”).

Existing Debt and Warrants conversion

At the Effective Time, in order to repay and otherwise restructure its obligations pursuant to existing financing instruments, the Company issued fully-paid new Ordinary Shares with
~ F-60 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
a nominal value of US$ 0.01 to the existing Convertible Instruments and Warrants holders. The total number of Ordinary Shares that were issued:

-    CLN 2020; 9,328,320 Ordinary Shares
-    Term Loan; 3,452,710 Ordinary Shares
-    Legacy Warrants; 2,381,638 Ordinary Shares

The Subdivision

Immediately prior to the Effective Time, each Ordinary Share with a nominal value of US$ 0.01 in issue, subdivided into such number of Ordinary Shares as to produce an implied price per Ordinary Share of US$ 10.00, derived by dividing the pre-money equity valuation of the Company agreed for the purposes of the Business Combination by the aggregate number of (post-subdivision) Ordinary Shares in issue immediately prior to the Effective Time (the "Subdivision") being the Conversion Factor (1.975). The Subdivision did not affect the nominal amount of the share capital, as it increased the number of Selina Ordinary Shares (by 40,606,526) and reduced the nominal value of each Selina Ordinary Shares (from $0.01 to $0.005064).

Additional Issuance of Ordinary Shares

Simultaneously with the Effective Time, the Company;

-    issued to the PIPE Investors 6,675,000 fully-paid Ordinary Shares (the "PIPE Shares"), consisting of 5,445,000 Ordinary Shares purchased by PIPE Investors for US$ 54.5 million, and 1,230,000 Ordinary Shares issued to PIPE Investors in exchange for certain prefunding of their purchase price (see Note 20);
-    issued 375,000 Ordinary Shares (the “Bridge Loan Shares”) in connection to the Bridge Loan Facility (Note 20) pursuant to the warrants issued which became exercisable and were exercised upon the Effective Time occurring;
-issued 5,750,000 fully-paid Ordinary Shares to former holders of the BOA Class B Common Stock; and
-    issued 450,000 fully-paid Ordinary Shares to the BOA's underwriter in exchange for a portion of its underwriting fee (the "Payables Settlement Shares").

BOA's Shares and Warrants

At the Effective Time, the Company, after approximately 95.8% of the holders of BOA Class A Common Stock elected to redeem such shares, issued 953,999 Ordinary Shares, fully-paid up, to which the stockholders of BOA were entitled. Additionally, at the Effective Time, the Company, assumed liability under the 14,241,666 issued and outstanding Public Warrants and Private Placement Warrants (see Note 21), including the obligation to issue to holders of the Warrants on exercise of their Warrants up to 14,241,666 Ordinary Shares, fully-paid up, underlying the Warrants.

The following table summarizes Selina's Ordinary Shares outstanding as of October 27, 2022 (Effective Time):

~ F-61 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	Shares	%
BOA	6,703,999	6.9%
Existing Selina Shareholders (post subdivision)	82,261,678	85.3%
PIPE Shares & Payables Settlement Shares	7,125,000	7.4%
BCA Bridge Loan Warrants	375,000	0.4%
Total Selina Ordinary Shares outstanding at closing	96,465,677	100.0%

The Business Combination Agreement (BCA) was accounted for as a capital reorganization. Under this method of accounting, BOA was treated as the “acquired” company for financial reporting purposes, with Selina Hospitality PLC being the accounting acquirer and accounting predecessor. Accordingly, the Reorganization was treated as the equivalent of Selina Hospitality PLC issuing shares at the closing of the Reorganization for the net assets of BOA as of the Closing Date, accompanied by a recapitalization. The Reorganization, which was not within the scope of IFRS 3 since BOA did not meet the definition of a business in accordance with IFRS 3, was accounted for within the scope of IFRS 2. In accordance with IFRS 2, Selina Hospitality PLC recorded a one-time non-cash expense of $74,426 thousand, recognized as a share listing expense in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022, based on the excess of the fair value of Selina Hospitality PLC shares issued considering a fair value of $9.75 per share (price of Selina Hospitality PLC shares at the Closing Date) over the fair value of BOA's identifiable net assets acquired:

	Amount	Number of Shares
	(In thousands)
(a) Shares issued to BOA shareholders		6,703,999
(b) Opening price of Selina shares on NASDAQ as of October 27, 2022	10
(c) Fair value of Selina shares issued to BOA shareholders	65,364
(d) BOA cash in trust	6,983
(e) BOA other assets	95
(f) BOA liabilities	(16,140)
(g) Net assets of BOA (d + e + f)	(9,062)
IFRS 2 Listing expenses (c – g)	74,426

In accordance with IAS 32, Selina has analyzed the total costs incurred in the BCA to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expenses through profit or loss. Transaction costs incurred by Selina in relation to the Business Combination amounted to $19.8 million of which $12.2 million was recognized directly within equity (see Note 24) as incremental and directly attributable costs for the issuance of new shares and $7.6 million was recognized within Legal, marketing, IT and other operating expenses
~ F-62 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
in the Consolidated Statement of Profit and Loss for the year ended December 31, 2022 as non-incremental and not directly attributable costs for the issuance of shares.

Acquisition of R.A.Y. Enterprise Michmoret Ltd.
In October 18, 2021, the Group signed on a share purchase agreement ("SPA") to effectively purchase 90.5% of the issued and paid-up shares of R.A.Y. Enterprise Michmoret Ltd. (“RAY Enterprise”). The transaction was formally approved on November 1, 2021 (the "Acquisition date").
RAY Enterprise operates and manages, directly or by joint ventures, four sites in Israel: Netivale, Kibbutz Lohamei Haghetaot, Kibbutz Parod, and Kibbutz Tze’elim. RAY Enterprise directly leases and operates the first three, where as it indirectly leases the fourth site’s guest house, by holding 35% of the participation units in Tze'elim Tourism Guest Rooms - Agricultural Cooperative Society Ltd., an Israeli cooperative. The acquisition has increased the Group’s presence in Israel where the Company already has a presence.
The purchase price for RAY Enterprise consisted of a fixed cash payment, Deferred Consideration and Contingent Consideration, as follows:

In thousands of US$
Cash paid	638
Deferred consideration	1,058
Contingent consideration	833
Purchase Price	2,529
The Deferred consideration is a deferred cash payment of $1,847 thousand divided in 5 tranches. To recognize such consideration at its fair present value, each tranche was discounted using the relevant Israeli yield curve based on the Group’s credit rating and the relevant duration in order.
The Contingent consideration is contingent upon the Group’s operating activity of the RAY Enterprise 's leases. To recognize such contingent consideration, a scenario-based model was used based on certain probabilities and a discount rate based on the Company's credit risk and the duration of the expected payments.
The purchase price allocation for this acquisition was as follows:

In thousands of US$
Net book value of assets acquired	877
Right of Use Asset Uplift	1,610
Deferred Tax Liability	(373)
Non-controlling Interest	(203)
Goodwill	618
Purchase Price	2,529
~ F-63 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The cash flow resulted from this acquisition is as follows:

In thousands of US$
Cash acquired	950
Cash paid	(638)
Net cash acquired with the subsidiary	312
The Group has recognized goodwill on this transaction in addition to the uplift between the consideration paid and the fair value of net assets acquired that has been allocated to right of use leased buildings. The right of use asset has been recognized at an amount in excess of the lease liability determined at the date of acquisition. This reflects the favorable terms of these leases when compared to other market terms. The acquisition costs that relate to the transaction have been expensed as operating costs in compliance with IFRS 3.
The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interests (NCI) proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by- acquisition basis. For the non-controlling interests in RAY Enterprise, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. The NCI represented a 9.5% interest in Ray Enterprise owned by the sellers.
From the acquisition date, RAY Enterprise has contributed a loss of $213 thousand to the consolidated net loss and $394 thousand to the consolidated revenue for the year 2021. If the business combination had taken place at the beginning of the year 2021, the consolidated net loss would have been $185,370 thousand and the consolidated revenue would have been $95,237 thousand, without pro forma assumptions.
Acquisition of Remote Year
In September 2020, the Group completed the acquisition of certain assets and liabilities of Remote Year Inc. ("Remote Year"). Remote Year offers programs to individuals and businesses to work and learn while traveling around the world, which is in line with Group’s mission to inspire meaningful connections. The Company analyzed and concluded that the above mentioned acquisition meets the definition of a business combination.
The total consideration paid by the Company, in shares, including liabilities assumed, was equal to $1,315 thousand. There was no consideration paid in cash. The assets acquired and the liabilities assumed were recognized at fair value on the acquisition date. The recognized assets and liabilities include intangible assets of $1,315 thousand and deferred revenue of $949 thousand. The Group has not recognized goodwill on this transaction as the entire uplift between the consideration paid and the fair value of net assets acquired has been allocated to intangible assets. There were no significant acquisition costs related to this transaction.
The acquired intangible assets are being amortized on a straight-line basis over the estimated useful life of 3 years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.
The Group acquired 100% of shares and 100% of voting equity interests in Remote Year.
Remote Year did not contribute revenues or profits or losses to the consolidated group in 2020 since its acquisition, as the Group made a decision to temporarily suspend its
~ F-64 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
operations and relaunched it in 2021. Remote Year contributed with total $4,521 thousand revenues and total $1,812 thousand losses for the year ended December 31, 2021.
NOTE 15:- INVENTORIES
The Group's inventory is comprised of hotel and restaurant operating inventory.
For the year ended December 31, 2022, inventories of $17,396 thousand (2021:$9,934 thousand, 2020: $3,460 thousand) were recognized as an expense and included in cost of sales within the Consolidated Statement of Profit or Loss.

NOTE 16:- TRADE AND OTHER RECEIVABLES

	At December 31,
	2022	2021
	(In thousands of US$)
Accounts Receivable	10,563	10,853
Notes Receivable	1,651	1,599
Trade and other receivables	12,214	12,452
Current	10,543	10,527
Non-current	1,671	1,925
Notes receivables are related to loans for construction and development. These loans were granted by the Group to partners who co-operate closely with particular Selina locations.
The net carrying value of trade receivables is considered a reasonable approximation of fair value. All of the Group’s trade and other receivables in the comparative periods have been reviewed for indicators of impairment.
Note 26 includes disclosures relating to the credit risk exposures and analysis relating to the allowance for expected credit losses. Both the current and comparative impairment provisions apply the IFRS 9 expected loss model.
NOTE 17:- OTHER CURRENT ASSETS AND ASSETS CLASSIFIED AS HELD FOR SALE

Other Current Assets

	At December 31,
	2022	2021
	(In thousands of US$)
Advances to suppliers & others	211	19
Derivative Financial Assets	1,374	—
Non-income taxes	10,235	7,927
Prepaid expenses	4,862	2,173
Other current assets	16,681	10,119

~ F-65 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Assets Classified as Held for Sale

	At December 31,
	2022	2021
	(In thousands of US$)
Buildings, leasehold improvements and hotel assets	3,000	3,000
Assets under construction	1,409	1,409
Impairment adjustment	(1,909)	(1,909)
Non-current assets held for sale	2,500	2,500
The Group decided in the year ended December 31, 2021 to sell certain properties located in the United States which were originally acquired for the expansion of the Group’s operations in the East Coast. The property is made up of land and all its rights, privileges and easements related and certain buildings comprising a hotel property upon the land and all other improvements and structures. An active selling program for the properties with interested parties was in place at the closing date (the year ended December 31, 2021) and the sale was expected to be completed before the end of June 2022.
Finally, in February 2022 the Group entered into a purchase and sale agreement for the sale the property, land and building to a third party, subject to certain conditions as the applicable municipal authorities’ approval of the site plan for redevelopment of the property, among others. The total selling price of the property is $3,000 thousand. The estimated costs needed to sell the property are $500 thousand. At December 31, 2022, the conditions for the sale were not yet met. For that reason, the Company continued to present these assets as Non-current assets held for sale in the Consolidated Statement of Financial Position at year end. No further adjustments to the values were deemed required.
The land and building classified as held for sale during the reporting period 2021 was measured at the lower of its carrying amount and fair value less costs to sell at the time of the reclassification, resulting in the recognition of a write-down of $1,909 thousand as impairment and write-off of non-current assets in the statement of profit or loss for the year 2021. The fair value of the land was determined using the sales comparison approach and ultimately the expected selling price as agreed in the purchase and sale agreement of the property. There was no change in the assets fair value estimate for the year ended December 31, 2022.
NOTE 18:- NON-CURRENT FINANCIAL ASSETS
In 2019, the Group made an investment of $4,284 thousand in Pirate Studios Limited ("Pirate"), an entity which operates as 24-hour self-services music studios in the UK, Germany and US. The Group funded 75% of the investment on behalf of other third party investors. As of December 31, 2022, the shares held had not yet been transferred to such investors, and as such a liability of $2,777 thousand was recorded within Trade Payables and Other Liabilities in the accompanying Consolidated Statement of Financial Position. Furthermore, as of December 31, 2020, Management concluded there was an impairment in the value of the Pirate investment of $1,067 thousand, due to changes in market conditions caused by COVID-19. An impairment loss of $201 thousand related to the Group’s own investment was recognized in the Consolidated Statement of Profit or Loss and an impairment loss of $866 thousand related to investment on behalf of third party investors
~ F-66 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
was recognized against the liability. As of December 31, 2022 and December 31, 2021 no further changes or impairment adjustments were noted.
NOTE 19:- CURRENT TRADE AND OTHER PAYABLES

	At December 31,
	2022	2021
	(In thousands of US$)
Trade payables	22,118	11,496
Customer advances	3,980	1,641
Accrued expenses and other liabilities	18,566	14,303
Provision for tax uncertainties	14,311	9,590
Phantom share liability (Note 28)	6,963	3,434
Loyalty program redemption	1,035	903
Deferred and contingent consideration (Note 14)	1,696	1,891
Employee-related liabilities	1,728	410
Income and non-income taxes payable	6,347	3,621
Liabilities related to Mantra (Note 30)	2,005	—
Liabilities related to Pirate Studios (Note 18)	2,777	2,777
Trade payables and other liabilities	81,526	50,066
The carrying values of trade payables is considered to be a reasonable approximation of fair value.
~ F-67 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 20:- LOANS PAYABLE
Loans Payable in the accompanying Consolidated Statement of Financial Position is composed of the following:

			At December 31,
	Interest rate	Maturity	2022	2021
			(In thousands of US$)
Real Estate Partner loans	2% - 15%	2023	28,839	15,467
Bank and government loans	1% - 12%	2023	6,952	1,986
Other debt	5% - 10%	2023	1,887	2,005
Total current interest-bearing loans and borrowings			37,678	19,458

Non-current interest-bearing loans and borrowings:
Term Loan Agreement	18%	2023	—	34,276
Real Estate Partner loans	2% - 15%	2024 to 2042	59,939	60,352
Bank and government loans	1% - 12%	2024 to 2029	37,730	21,080
Other debt	5% - 10%	2025	327	14,006
Total non-current interest-bearing loans and borrowings			97,996	129,714

Denominated in the following currencies:
US dollars			69,717	90,761
Sterling			12,681	12,191
Colombian Peso			9	55
Brazilian Real			18,802	17,043
Israeli Shekels			25,542	8,484
Peruvian Sol			1,888	2,169
Australian Dollar			3,689	2,671
Euro			3,346	15,798
Total interest-bearing loans and borrowings			135,674	149,172
~ F-68 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Interest expense on Loans Payable and Convertible Loans, included within Finance Costs in the accompanying Consolidated Statement of Profit or Loss are as follows:

	Year ended December 31,
	2022	2021	2020
	(In thousands of $)
Interest expense on Term Loan Agreement	6,758	3,360	4,614
Interest expense on Real Estate Partner loans	13,391	11,444	5,384
Interest expense on Bank and Government loans	5,630	666	186
Interest expense on Bridge Loan Facility	8,413	—	—
Interest expense on Term Loan Note	1,120	—	—
Interest expense on other debt	534	92	216
Interest expense on 2020 convertible loan notes (see Note 21)	35,855	25,161	8,469
Total interest expense on loans	71,701	40,723	18,869

Term Loan Agreement

In January 2018, the Company, as the borrower, entered into a Term Loan Agreement (as amended from time to time, the “Term Loan Agreement”), together with Selina Hospitality Operations Mexico, S.A. de C.V., Selina Operation One (1), S.A. (“Selina One”), the lenders thereunder, including Cibanco, S.A. Institución de Banca Múltiple, Gomez Cayman SPV Limited and 166 2nd LLC, as well as the security agent, GLAS Trust Corporation Limited.

The facility accrued interest at a rate of 12% per annum until the end of April 2021 and increases by 2% each three-month period starting from May 1, 2021, such interest rate not to exceed 18% in total.

In March and April 2020, the Group signed a cashless rollover agreement with three lenders. As a result, $30,297 thousand were rolled over from the existing loans into a convertible instrument (described below in Note 21). Since the terms of the Term Loan and the Convertible Note (CLN 2020) were substantially different, the Company treated this roll over as an extinguishment of debt in accordance with IFRS 9, Financial Instruments, and a gain on extinguishment of debt of $2,669 thousand was registered in the 2020 Consolidated Statement of Profit or Loss (see Note 6).

For the remaining balance of the loan, Selina has the prepayment option or option to repay the Term Loan without any penalty or premia and the lenders have the right to convert their debt outstanding under the Term Loan Agreement into debt under the Convertible Note Instrument (CLN 2020) to be exercised within a limited six-month window from April 30, 2021. In July 2021, the Term Loan Agreement was amended to provide for, among other things, the automatic conversion of the loan into equity in the Company upon the consummation of an Equity Financing, with such conversion to occur at a discount to the share price utilized for the Equity Financing depending
~ F-69 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
on the valuation of the Company at that time, and the Company’s right, to be exercised within a limited window following the conversion trigger, to repay the debt at par value plus a prepayment fee of 40% of the amount due. In October 2021, the Term Loan was amended again, which amendment became effective on December 2, 2021, to modify the automatic conversion trigger and the parameters for an Equity Financing transaction in particular, and to incorporate fee letters that provide for the payment to the lenders of certain fees should the Company undergo a public listing under certain circumstances (“IPO Transaction”). The Company treated these amendments as an extinguishment of debt in accordance with IFRS 9, Financial Instruments, and a loss on extinguishment of debt of $18,485 thousand was registered in the 2021 Consolidated Statement of Profit or Loss (see Note 6).

	Year ended December 31, 2022	Year ended December 31, 2021
	(In thousands of US$)	(In thousands of US$)
Debt component of the Term Loan at closing	34,276	30,916
Interest charged (using effective interest rate)	6,758	3,360
Conversion to equity in October 2022	(41,034)	—
Carrying amount of the loan payable component at December 31	—	34,276
Automatic Conversion component / Prepayment option at 1.4	15,882	21,192
(Gain) loss from revaluation to fair value through profit and loss	2,593	(5,310)
Conversion to equity in October 2022	(18,475)	—
Carrying amount of the derivatives financial liabilities components at December 31	—	15,882
The carrying amount for the Term Loan, as of December 31, 2021, at amortized cost, was $34,276 thousand. In October 2022, all amounts under the Term Loan Agreement converted into equity upon completion of the Business Combination (BCA) as described in Notes 1 c) and 14. The interest rate in 2022 and 2021 was 18%. Interest payments were capitalized every three-month period.
The facility included customary representations, warranties, covenants, indemnities, reporting requirements and restrictions, including a negative pledge relating to the Company’s ability to incur additional debt, and is secured by a guarantee by Selina One as well as a pledge of the shares of Selina One by the Company.
Real Estate Partner loans
The Company’s subsidiaries have entered into agreements with local capital partners that provide funding to the group to allow it to lease and convert properties into Selina branded properties. These funding arrangements are often structured as loans, in exchange for which the local capital partners receive a yield or interest on such amounts, often together with a portion of the profits of projects which are funded through such a structure. In some cases, for strategic transactions, these loans are secured. As of December 31, 2022, the outstanding amount of these long- term partner loans total $88,778 thousand ($75,819 thousand as of December 31, 2021).
~ F-70 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Included within these loans are the following transactions closed during the year ended December 31, 2022:

-    In February 2022 the Group borrowed in Australia $1,274 thousand as the second disbursement of a loan ($2,786 thousand in 2021). The currency of the loan is Australian Dollar. Interest rate is 9.75%. The outstanding amount as of December 31, 2022 is $3,818 thousand. Maturity is in 2027.

-    In February 2022 the Group entered into a purchase and sale agreement for the sale of a property, land and building in the United States, subject to certain conditions as the applicable municipal authorities’ approval of the site plan for redevelopment of the property, among others. The total selling price of the property is $3,000 thousand. Furthermore, in March 2022 the Group borrowed in the United States $3,000 thousand. The currency of the loan is US Dollar. Interest rate is 6% during the first 6 months and 12% during the course of the remaining period. The outstanding amount as of December 31, 2022 is $3,186 thousand. Maturity is in 2023. If, prior to the Maturity Date, Borrower satisfies all conditions to closing on the sale of the property pursuant to the Purchase and Sale Agreement between Borrower and Lender then Borrower’s obligation to pay the outstanding balance of the Original Loan shall thereupon be cancelled and such outstanding balance shall instead be applied by Lender in payment of the purchase price to acquire the property pursuant to the PSA.

-    In April 2022, the Group received in the USA a loan for a hotel in Washington, D.C. The currency of the loan is Pound Sterling. Interest rate is 3-Month LIBOR plus a margin of 8.45%. The outstanding amount as of December 31, 2022 was $487 thousand. Maturity is in 2040.

-    In May 2022 the Group borrowed in Morocco US $1,680 thousand. The currency of the loan is Euro. Interest rate is 5%. The loan was fully repaid on December 2022.

-    In September and October 2022, the Group received in the UK a loan for a hotel in Margate. The currency of the loan is Pound Sterling. Interest rate is 9%. The outstanding amount as of December 31, 2022 was $657 thousand. Maturity is in 2027.

-    In the second half of 2022, the Group received a loan for a hotel refurbishment in Germany. The currency of the loan is Euro. Interest rate is 2%. The outstanding amount as of December 31, 2022 was $1,958 thousand. Maturity is in 2026.

-    During 2022 and 2021 the Group also borrowed from real estate partners for hotels located in Israel. The currency is Israeli New Shekel. The outstanding amount as of December 31, 2022 is $17.2 million. ($6 million as of December 31, 2021). Maturity ranges from 2023 to 2042.

Included within these loans are the following transactions closed during the year ended December 31, 2021:

~ F-71 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
-    In July 2021, the Group received in Greece a loan for the Theatrou Hotel. The currency is Euro and the maturity is in 2040. Interest rate is 5%. The outstanding amount as of December 31, 2022 is $1,387 thousand ($1,743 thousand as of December 31, 2021).

-    In Brazil the Group also received during 2021 additional proceeds of $5,962 thousand for hotels located in Brazil. The currency is Brazilian Real. The interest rate for the facility is 8% and the maturity occurs in 2042. The outstanding amount of all borrowings in Brazil as of December 31, 2022 is $18,802 thousand.($16,910 thousand as of December 31, 2021).
Bank and Government Loans

a.IDB Loan
Furthermore, on November 20, 2020, Selina Global Services Spain, S.L., a wholly-owned subsidiary of the Company, as the borrower, Selina One and Inter- American Investment Corporation (“IDB Invest”), as the lender, entered into a Loan Agreement and related documentation (“IDB Facility”) pursuant to which IDB Invest has agreed to extend to the borrower, together with a participant lender, loans in the aggregate principal amount of $50 million. The borrower has a right to request a disbursement once per quarter, subject to certain debt covenants and conditions precedent being satisfied. The interest rate for the loans is LIBOR plus a 7.5% margin, and the facility also contains commitment, front-end, mobilization, cancellation and exit fees.

During the course of 2021, collateral was put into place to secure repayment of the loan, including collateral provided by the Company, such as a parent company guarantee and a pledge over the Company’s shares in the borrower. As of December 31, 2020 the Company had not drawn any amounts under this facility. The outstanding amount (including accrued interest) under this facility was $31.3 million and $14.6 million as of December 31, 2022 and December 31, 2021, respectively.

In December 2022, the Company made effective a cash deposit of $2,045 thousand within a debt service reserve account in order to comply with its contractual obligations. The Company must maintain this deposit at all times with an amount equal to the debt service reserve requirement. Therefore, the cash and cash equivalents disclosed in the Consolidated Statement of Cash flows includes the $2,045 thousand which is held in a debt service reserve account for the loan.

The loan documentation has affirmative and negative covenants, including detailed environmental, social and governance requirements indemnification provisions, representations and warranties and reporting obligations commensurate with development bank credit facilities. On December 22, 2022, IDB Invest amended the Loan Agreement where the existing covenants metrics were reset, being Selina compliant with financial covenants as of December 31, 2022. On March 27, the financial covenants contained in the Loan Agreement were subsequently amended by IDB Invest for the periods ended March 30, 2023 and June 30, 2023. There are no assurances that IDB Invest will agree to future amendments of financial covenants.

~ F-72 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The loan is guaranteed by, among other things, the Company and various subsidiary companies, as affiliate guarantors, as well as pledges over the shares and bank accounts of certain subsidiary companies, mainly those located in Brazil, Mexico, Colombia, Costa Rica, Panama and Ecuador.
The maturity date is December 15, 2027 and the facility includes various mandatory repayment obligations and voluntary prepayment rights.

b.Other Loans
In April and May of 2020, the Group borrowed $1,832 thousand from JP Morgan Chase Bank and TD Bank through the PPP. In March 2021, Selina also borrowed $2,000 thousand from TD Bank through the PPP. The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the COVID-19 pandemic. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a “covered period” (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years if issued before, or 5 years if issued after, June 5, 2020 at an interest rate of 1% with payments deferred until the SBA remits the borrower’s loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties. The outstanding balance of these loans as of December 31, 2022 is $2,390 thousand ($3,498 thousand as of December 31, 2021). The amount which has been forgiven during 2022 is $1,113 thousand and during 2021 was $374 thousand. The maturity date on these loans ranges between 2023 and 2025.
The Group also borrowed $469 thousand in Peru in May 2020 from the Banco de Credito del Peru. These loans are part of the program Reactiva Peru. The currency of the loans is the Peruvian Sol. The interest rate is 1%. Repayments began in June 2021 with monthly repayments of principal and interest. Maturity is in May 2023. As of December 31, 2022 and 2021, $94 thousand and $302 thousand, respectively, were outstanding under these loans.
In December 2019, the Group borrowed $2,500 thousand from Banistmo Bank through a non-revolving credit facility. The interest rate is 6 month SOFR + 4.75% margin and the maturity is in 2026. In December 2019, the Group also arranged with Banistmo Bank a revolving credit facility of $1.5 million. Interest rate is 6 month SOFR + 4.50% margin and the maturity is in 2024. As of December 31, 2022 and 2021, $3,406 thousand and $4,053 thousand, respectively, were outstanding under these loans.
~ F-73 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Additionally, in November 2021 the Group fully repaid the $1,617 thousand loan with the Bank of Costa Rica.
During 2022 the Group has also borrowed in Israel from Bank Mizrahi-Tefahot and in 2021 from Leumi Bank. The currency is Israeli New Shekel. Interest rate ranges from 3% to 8%. Maturity ranges from 2022 to 2029. The outstanding balance as of December 31, 2022 is $7,438 thousand and as of December 31, 2021 was $1,103 thousand.

Other debt
a.Bridge Loan Facility

In November 2021, the Group entered into a committed bridge loan facility. The interest rate on each draw is 10%, payable up front, and the lenders are entitled to receive warrants issued by the Company in an amount equivalent to 15% of the amount drawn. In April 2022, the Company drew a total amount of $10 million under the facility. In May 2022, the Company drew the remaining $15 million from the facility (as of December 31, 2021 the Company had not yet drawn any amounts under this facility). Draws under the facility were fully repaid upon the closing of the Business Combination (BCA) as described in Notes 1 c) and 14.

In October 2022, the Bridge Loan Facility warrants converted into equity upon the closing of the Business Combination by a total amount of $3.7 million. The loss from revaluation of the Bridge Loan Facility warrants instrument to fair value through the profit and loss since inception to conversion totalised $0.4 million that was registered in the 2022 Consolidated Statement of Profit or Loss (see Note 6).
b.Term Loan Note

On April 14, 2022, Selina Management Company UK Ltd (“SMCUK”), a subsidiary of Selina, as the borrower, and Guines LLC, as the lender, entered into an unsecured Term Loan Note and Guaranty agreement (“Term Loan”) pursuant to which SMC UK borrowed $5 million, which Term Loan was guaranteed by certain subsidiaries of Selina. The principal amount was repaid in June 2022. An interest charge of $100,000 was earned by the lender upon, and deducted from, the funding of the loan proceeds and an additional interest charge of $1 million was paid upon the closing of the Business Combination. The Term Loan Note contained customary representations, warranties and covenants. There was not any outstanding amount as of December 31, 2022.
c.PIPE Investor advanced funding

As stated in the Note 1 c), on December 2, 2021, the Group announced that it had entered into PIPE subscription agreements in respect of $55.45 million of investment and a $15 million equity backstop from Bet on America Holdings LLC, the managing member of BOA's sponsor.

~ F-74 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Between December 2021 and October 2022, various PIPE investors pre-funded their subscription amounts (totaling $49.2 million) in exchange for early payment fees paid in additional shares upon closing of the Business Combination.
~ F-75 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 21:- CONVERTIBLE NOTE AND WARRANTS

Selina Convertible Note Instrument 2020 (CLN 2020)

	December 31, 2020	Variance	December 31, 2021	Variance	December 31, 2022
	(In thousands of US$)
Cash proceeds of issue of convertible loan notes	59,650	44,350	104,000	—	—
Roll over into convertible note	30,672	—	30,672	—	—
Net consideration from issue of convertible loan notes	90,322	44,350	134,672	—	—
Note component at date of issue	52,953	10,733	63,686	—	63,686
Interest charged (using effective interest rate)	8,469	25,161	33,630	35,855	69,485
Interest paid in cash	—	—	—	(1,171)	(1,171)
Roll over of CLN 2020 to CLN 2022	—	—	—	(28,512)	(28,512)
Conversion to equity	—	—	—	(102,679)	(102,679)
Reclassification from Convertible Note to Loans Payable	—	—	—	(809)	(809)
Carrying amount of the loan payable component at year end	61,422	35,894	97,316	(97,316)	—
Conversion components as the date of issue	27,878	25,685	53,563	—	53,563
Warrants at the date of issue	6,829	7,862	14,691	—	14,691
Loss (gain) from revaluation to fair value through profit and loss	8,420	6,325	14,745	8,028	22,773
Derivatives Roll over of CLN 2020 to CLN 2022	—	—	—	(14,409)	(14,409)
Conversion to equity	—	—	—	(76,618)	(76,618)
Carrying amount of the derivative financial liability components at year end	43,127	39,872	82,999	(82,999)	—

a.Convertible Loan Note Instrument (CLN 2020)
In March 2020, the Company and Selina Operation One (1), S.A. (“Selina One”) entered into a Convertible Loan Note Instrument (CLN 2020) constituting $90 million principal amount, 10% fixed rate guaranteed security convertible redeemable loan notes due 2023 (as amended from time to time). The $90 million headroom under the CLN 2020 was increased to $125 million in July 2021 and could be increased further in certain limited circumstances, such as notes issued in connection with accrued interest or conversion of a senior term loan into notes. The maturity date of the debt is June 30, 2023. The Company may not prepay the debt before the maturity date, although the Company may be required to redeem the notes at greater than their par value upon event of default by the Company or upon an Initial Public Offering (IPO), change of
~ F-76 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
control or insolvency event. Interest accrues on a payment in kind basis at a rate of 10% per annum and capitalizes on a quarterly basis based on the date of issuance of each note.

In addition, the Company entered into various letter agreements with holders of notes constituting a majority of the debt under the CLN 2020, which agreements provided for the automatic conversion of the holder’s debt into equity in the Company upon the completion of certain conditions. The conditions were met by the end of January 2022, at which point the conversion of the debt that was subject to the Automatic Conversion Letters would occur automatically upon the completion of the Business Combination (as of December 31, 2021, all conditions were not met to provide the automatic conversion feature to be effective). Such conversion would occur at a discount to the share price utilized for an equity financing depending on the valuation of the Company at that time. The CLN 2020 was amended further in October 2021, which amendment became effective on December 2, 2021, to modify one of the conversion triggers, which would occur in the event the Company did not complete a qualifying financing by December 31, 2021, by extending the financing deadline to June 30, 2022 and changing qualifying financing requirements (such qualifying financing deadline subsequently was extended on July 1, 2022, from June 30, 2022 to September 30, 2022, and then again on September 30, 2022, to December 31, 2022).

Convertible note holders generally had the option to convert some or all of their notes into equity upon the occurrence of a trigger event, including an exit event, such as IPO or change of control, a new equity fundraising round or the failure of the Company to complete a qualifying equity financing of at least $50 million by December 31, 2021 (which date was extended to December 31, 2022). The conversion price was set at either 65% or 70% of the price of the equity issued in connection with the fundraising or exit event, depending on the valuation of the Company for such purposes, or if no qualifying fundraising occurs within a certain time period, conversion was to be determined using a multiple of revenues.
On April 22, 2022, in connection with investors entering into subscription agreements for $147.5 million aggregate principal amount of unsecured convertible notes under a new convertible note instrument ("CLN 2022", as described further down) to be issued upon the closing of the business combination between Selina and BOA Acquisition Corp. (“Business Combination"), as announced on December 2, 2021, several holders of the CLN 2020 agreed with Selina to allow the Company to redeem or, as applicable, exchange, their notes prior to their maturity date and reinvest $35,800 thousand of the proceeds into the CLN 2022 on the same terms as other CLN 2022 investors. Any additional interest accrued under the Convertible Loan Notes to be redeemed or exchanged was paid in cash at the closing of the Business Combination.

In connection with the completion of the Business Combination (see Note 14), most of the debt and accrued interest payable to holders of notes under the CLN 2020 converted into equity, with $36 million being reinvested (the “Reinvestment Amount”) into the CLN 2022. Only $1.2 million amount of the CLN 2020, held by one investor, remained unpaid as at the closing of the Business Combination ($0.8 million as of December 31, 2022) and such amount, plus accrued interest, will become due at the end of June 2023.
~ F-77 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
As of December 31, 2022, the carrying amount, at amortized cost, of the note liability component of the CLN 2020 was nil  ($86,699 as of December 31, 2021).

The CLN 2020 contains customary representations, warranties, covenants, indemnities, reporting requirements and restrictions, including a negative pledge relating to the Company’s ability to incur additional debt, and is secured by a guarantee by Selina One as well as a pledge of the shares of Selina One by the Company.
b.Mexico Notes
On April 20, 2020, Selina Hospitality Operations Mexico, S.A. de C.V., as the borrower (“Selina Mexico”), the Company and Selina One entered into a Convertible Loan Note Instrument constituting $5 million principal amount, 10% fixed rate guaranteed secured convertible redeemable loan notes due 2023 (the “Mexico Note Instrument”). Cibanco, S.A. Institución de Banca Múltiple is the only noteholder under this instrument and subscribed for a total of $11,238 thousand in the notes.
The terms and conditions of the Mexico Note Instrument are substantially similar to the CLN 2020, except that the debt is convertible into shares of Selina Mexico. The noteholder and the parties to the Mexico Note Instrument entered into a Put and Call Option Agreement, originally dated January 15, 2018 and amended and restated on 28 April 2020, that allows the noteholder to convert its equity in Selina Mexico into equity in the Company, subject to the terms therein.
The amendments introduced in the CLN 2020 in the year 2021 and 2022 as above mentioned were equally applicable to the Mexico Note Instrument.

In connection with the completion of the Business Combination (see Note 14), most of the principal and interest under the Mexico Note Instrument ultimately was exchanged for New Notes issued under the CLN 2022, with the remaining amounts payable thereunder being repaid in cash, and the Mexico Note was fully satisfied and discharged.
As of December 31, 2022, the carrying amount, at amortized cost, of the note liability component of the Mexico Note Instrument was nil ($10,617 thousand as of December 31, 2021).
c.Warrants
A Warrant Instrument accompanied the CLN 2020. Under the Warrant Instrument, certain new money noteholders were entitled to warrants that gave each noteholder the right to acquire its pro-rata portion of an allocation of ordinary shares ranging from 4.5% to 7.5% depending on when a warrant was exercised, either before or after a new fundraising round, and if a warrant was exercised after a new fundraising round, then the allocation changed based on the valuation ascribed to the company during the fundraising round. All the warrants were issued by Selina Hospitality PLC.
The warrant instrument was amended and restated in October 2021, which amended and restated warrant instrument became effective on December 2, 2021, to accommodate the issuance of additional warrants in connection with the increased headroom under the CLN 2020, as described above, and the potential issuance of a new
~ F-78 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
tranche of warrants upon the completion of the Business Combination. The range of allocation of ordinary shares to which holders of the warrants were entitled was increased to 6.25% to 10.42% (depending on valuation as described above).

In connection with the completion of the Business Combination, 100% of the warrants issued under the Warrant Instrument were exercised for Ordinary Shares of Selina.

Selina Convertible Note Investment 2022 (CLN 2022)

On April 22, 2022, in connection with the Business Combination, Selina entered into convertible note subscription agreements with certain institutional and other investors, pursuant to which Selina agreed to issue and sell, in private placements expected to close concurrently with the closing of the Business Combination, $147,500,000 aggregate principal amount of unsecured convertible notes (the “CLN 2022") for an aggregate purchase price equal to 80% of the principal amount of the Notes. The obligations of the investors to consummate the subscriptions are conditioned upon, among other things, Selina having received cash proceeds of at least $50,000,000 pursuant to PIPE financing and other conditions precedent been satisfied or waived.

In connection with the completion of the Business Combination, on October 27, 2022, the Company issued the CLN 2022 in the aggregate principal of $147.5 million for an aggregate purchase price of $118.0 million. The Company received $82.0 million of cash proceeds in connection with the issuance of the CLN 2022 . Furthermore, several holders of the existing convertible debt under the Convertible Loan Note Instrument and Mexico Notes (CLN 2020) agreed with Selina to allow the Company to redeem or, as applicable, exchange their notes prior to their maturity date and reinvest $36.0 million of the proceeds into the CLN 2022 on the same terms as other CLN 2022 investors. Since the terms of the CLN 2020 and the CLN 2022 were substantially different, the Company treated this roll over as an extinguishment of debt in accordance with IFRS 9, Financial Instruments, and a gain on extinguishment of debt of $6,921 thousand was registered in the 2022 Consolidated Statement of Profit or Loss (see Note 6).

The debt under the CLN 2022 constitutes senior obligations of Selina and ranks pari passu in right of payment with all of our existing senior indebtedness.

The notes issued under the CLN 2022 are convertible into ordinary shares of Selina at a conversion price of $11.50 per share, and will mature on November 1, 2026, unless earlier converted or repurchased. The CLN 2022 will bear interest at a rate of 6.00% per annum until conversion, redemption or repurchase. Interest accrues from the issue date or from the most recent date on which interest has been paid. Interest is payable annually in arrears on each May 1 and November 1 of each year, commencing on May 1, 2023. Accrued interest on the notes issued under the CLN 2022is to be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

The Company may, at its election, force conversion of the notes issued under the 2022 CLN after the first anniversary of their issuance if the last reported sale price of Selina shares is greater than or equal to 140% of the conversion price for at least 20 trading
~ F-79 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter, and subject to certain trading volumes having been met. Various corporate events that occur prior to the maturity date may increase the conversion rate. In addition, in the event that a holder of the notes elects to convert its notes, or in the event of a mandatory conversion, prior to the third anniversary of the issuance of the notes, Selina will be obligated to pay an amount equal to twelve months of interest, which amount will be paid in cash or shares depending on the circumstances of the conversion.

From and including October 27, 2022, the date the CLN 2022 was issued, to and including February 27, 2024, the amount of unrestricted cash to be held by the Group on a consolidated basis in the aggregate shall at all times be no less than an amount equal to $15 million.

As of December 31, 2022, the carrying amount, at fair value, of the CLN 2022 was $47,096 thousand.

As additional consideration for the noteholders investing in the CLN 2022, the subscription agreements provided that each investor was to receive warrants to purchase a number of ordinary shares of Selina equal to approximately one-third of the number of shares into which the principal amount of such investor’s notes were convertible. A total of 4,274,929 warrants were issued to noteholders at the closing of the Business Combination and the warrants have an exercise price of $11.50 per share (see "Description of Public Warrants" section below).

In addition to the warrants, in connection with the execution of the subscription agreements, investors also entered into letter agreements with Bet on America LLC, BOA’s sponsor, pursuant to which the sponsor agreed to transfer to such investors, at the closing of the Business Combination, shares of BOA Class B Common Stock owned by the sponsor, and ultimately Selina ordinary Shares in exchange therefore (the "CLN 2022 Sponsor Shares"). The number of sponsor shares to be transferred was determined by multiplying each such investor’s aggregate principal investment in the notes by a percentage ranging from 2.5% to 7.5% based on the principal amount of the notes for which such investor subscribed. Concurrently with the closing of the Business Combination, the noteholders recieved 899,125 Selina's Ordinary Shares pursuant to the 2022 Convertible Note Sponsor Agreements. Since the sponsor shares were transferred to the 2022 CLN investors by BOA's sponsor, they were treated economically the same as the issuance of equity instruments. Therefore, as part of the CLN 2022 transaction, the consideration paid by noteholders was allocated to those CLN 2022 Sponsor Shares in the same manner as the issuance of new equity instruments and accordingly the CLN 2022 Sponsor Shares were treated as equity instruments ($8,766 thousand) (see Note 24).

Description of Warrants

~ F-80 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

In US$ thousand	Public warrants	Private warrants	Convertible Note Warrants 2022	Total
Warrants at the date of issue	1,840	1,585	1,582	5,007
Loss (gain) from revaluation to fair value through profit and loss	(1,227)	(1,059)	(1,240)	(3,526)
Carrying amount of the warrants at year end	613	526	342	1,481

Public Warrants and Private Placement Warrants

Upon the Business Combination (BCA), 7,666,666 public warrants (“Public Warrants”) and 6,575,000 warrants that were issued to Bet on America LLC, BOA's sponsor, in a private placement transaction (“Private Warrants”) were assigned to and assumed by Selina Hospitality PLC and an Amended and Restated Warrant Agreement (the "Warrant Agreement") was issued as part of that transaction. As of December 31, 2022, all warrants were outstanding with the exception of 100 Public Warrants that had been exercised in November 2022.

The Public Warrants and the Private Warrants give the holders the right, but not the obligation, to subscribe to Selina Ordinary Shares at a fixed or determinable price for a specified period of time subject to the provisions of the Warrant Agreement. The Warrants became exercisable 30 days after the consummation of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption, liquidation or expiration in accordance with their terms. The basic terms are:

- 5 year term from the closing of the Business Combination, expiring on October 26, 2027
- Exercise price of $11.50
- The Company has a right to redeem the Public Warrants, to repurchase them, for a price of $0.01 per Warrant in the event the Selina share price is $18.00 per share or more for a period of 20 out of 30 trading days, in which event warrant holders may exercise their warrants during a period of 30 days after Selina provides a notice of redemption
- The Private Placement Warrants are not redeemable by the Company unless they are held by a third party transferee

These instruments were considered to be part of the net assets acquired from BOA as part of the Business Combination (Note 14) and therefore, the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”) were applied. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of profit and loss and other comprehensive income (loss) at each reporting date. As the warrant instrument includes contingent provisions that introduce potential
~ F-81 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
variability to the settlement of the Public Warrants and Private Warrants, dependent on the occurrence of some uncertain future events, the Public Warrants and Private Warrants are accounted for as derivative financial liabilities at fair value, with changes in fair value reflected through profit and loss on the consolidated statement of profit and loss and other comprehensive income (loss).

Convertible Note Warrants 2022

In connection with the CLN 2022, each 2022 CLN investor received warrants to purchase a number of ordinary shares equal to approximately one-third of the number of ordinary shares into which the principal amount of the notes issued under the CLN 2022may convert. A total of 4,274,929 warrants were issued to holders of notes issued under the 2022 CLN concurrently with the closing of the Business Combination (Note 14). The CLN 2022 warrants have an exercise price of $11.50 per share, subject to adjustment upon the happening of certain events, and are identical to the Public Warrants in all other material respects, except (i) the CLN 2022 warrants are not subject to redemption and (ii) the holders of the 2022CLNwarrants may exercise such warrants on a cashless basis under the circumstances described in the Amended and Restated Warrant Agreement. Upon the transfer of the 2022 CLN warrants, such warrants will be redeemable by Selina and the holders of the warrants may no longer exercise such warrants on a cashless basis.
NOTE 22:- CONTINGENT LIABILITIES AND GUARANTEES PROVIDED
The Group is subject to several legal claims and proceedings, the ultimate outcome of which is subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages, and either individually or in the aggregate, are not likely to have a significant effect on the Group’s financial position or profitability.
The Group issues parent company guarantees on the majority of its leases to secure management and lease agreements and/or funds to convert properties to Selina branded hotels. Due to the application of IFRS 16, all potential lease liabilities have been recognized on the Consolidated Statement of Financial Position. No other material contingent liabilities or off-balance sheet arrangement have been identified. The Group believes the possibility of any outflows related to contingent liabilities is remote.
~ F-82 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 23:- SHARE CAPITAL

	Issued and outstanding
	December 31,
	2022	2021
	(In thousands of US$)
Ordinary shares of $0.01 each	—	4
Series A shares of $0.01 each	—	156
Series B shares of $0.01 each	—	44
Series C shares of $0.01 each	—	32
Ordinary shares of $0.005064 each (after Redesignation and Subdivision)	488	—
	488	236

As of December 31, 2021, the Company's capital structure consisted of 419,832 Ordinary shares with a par value of $0.01 each, 15,589,552 Series A shares with a par value of $0.01; 3,200,539 Series B shares with a par value of $0.01; 2,749,657 Series C shares with a par value of $0.01 each; and 1,146,291 fully-paid new Series B Shares and 481,693 fully-paid new Series C Shares to the minority shareholders of Selina Mexico pursuant to put and call options with respect to their shares in Selina Mexico, issued and outstanding. In addition to issued shares, 3,329,986 Ordinary Shares were available for issuance, under existing and future awards, pursuant to the Selina Hospitality PLC Amended and Restated 2018 Global Equity Incentive Plan ("2018 Plan").

As described in Note 14, as of October 27, 2022, the Company’s preferred shares--its Series A, Series B and Series C shares, were redesignated into Selina Ordinary shares with a nominal value of $0.01 , with the effect from the closing of the Business Combination and immediately prior to the Share Subdivision (as described below).

Additionally, in the context of the consummation of the Business Combination, in order to repay and otherwise restructure its obligations pursuant to existing financing instruments (being, convertible loan notes that existed prior to the closing of the Business Combination, the CLN 2020 (Note 21), the Term Loan (see Note 20), put and call options, existing 2018 and 2020 warrant instruments , the Company issued fully-paid new Ordinary Shares with a nominal value of $0.01 to those convertible instruments holders.

Pursuant to the Business Combination Agreement (BCA), immediately prior to the closing (and immediately prior to the Share Subdivision), the Company’s share capital comprised of 41,655,152 Selina Ordinary Shares:

-Selina Ordinary Shares held by existing shareholders following
the Share Redesignation:                     23,926,981
-Selina Convertible Instruments converted into Selina Ordinary Shares: 15,162,668
-Selina Ordinary Shares pursuant to anti-dilution rights (see Note 14):     2,565,503

~ F-83 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
In addition to issued shares, 2,658,113 ordinary shares (pre-subdivision) were available for issuance under Vested and unvested RSUs and Vested and unvested options under the 2018 Plan (including non-lapsed and non-issued awards).

Furthermore, each Ordinary Share with a nominal value of $0.01 in issue immediately prior to the Closing Date, subdivided into such number of Ordinary Shares as to produce an implied price per Ordinary Share of $10.00, (the "Share Subdivision") being the Conversion Factor (1.975) (see Note 14). The Subdivision did not affect the nominal amount of the share capital, as it increased the number of Selina Ordinary Shares (by 40,606,526) and reduced the nominal value of each Selina Ordinary Shares (from $0.01 to $0.005064). Pursuant to the Share Subdivision, the Company’s share capital comprised of 82,261,678 Selina Ordinary Shares (the “Existing Shareholders”).

Pursuant to the Business Combination Agreement, in conjunction with the closing of the Business Combination and in accordance with the terms of BOA’s Amended and Restated Certificate of Incorporation, each issued and outstanding share of Class B Common Stock, par value $0.0001 per share, of BOA (the “BOA Class B Common Stock”) was automatically converted into one share of Class A Common Stock, par value $0.0001, of BOA (the “BOA Class A Common Stock”), leaving only BOA Class A Common Stock in issue (collectively, the “BOA Common Stock”), including the 953,999 shares (the "Transaction Shares") held by BOA shareholders after holders of approximately 95.8% of the BOA Class A Common Stock redeemed their shares. At closing, the BOA Common Stock was automatically exchanged for new Selina Ordinary Shares having a nominal value of $0.005064.

Finally, simultaneously with the closing of the Business Combination, the Company issued:

-6,675,000 fully-paid Ordinary Shares to certain accredited PIPE investors , including 1,230,000 shares issued to certain PIPE investors to satisfy advanced funding fees owed to such investors for funding all or a portion of the committed investment prior to the closing of the Business Combination, in each case pursuant to subscription agreements entered into in connection with the execution of the Business Combination Agreement(the “PIPE shares”);
-375,000 Ordinary Shares (the “Bridge Loan Shares”) pursuant to the warrants issued to the lender under the $25 million committed bridge loan facility executed in connection with the Business Combination, which warrants were exercised upon the closing of the Business Combination (see Note 20);
-5,750,000 fully-paid Ordinary Shares to former holders of the BOA Class B Common Stock ("Sponsor Shares"); and
-450,000 fully-paid Ordinary Shares to BOA's underwriter in exchange for a portion of its underwriting fee (the "Payables Settlement Shares").

Pursuant to the Business Combination Agreement, immediately after to the Closing Date the Company’s share capital comprised of 96,465,677 Selina Ordinary Shares (nominal value of $0.005064):

-Existing Shareholders: 82,261,678
-Sponsor Shares: 5,750,000
~ F-84 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
-Transaction Shares: 953,999
-PIPE Shares: 6,675,000
-Bridge Loan Shares 375,000
-Payables Settlement Shares 450,000

As of December 31, 2022, the Company's capital structure consisted of 97,865,777 Ordinary Shares, as an additional 1,400,000 Payables Settlement Shares were issued before year end and 100 Public Warrants were exercised (see Note 21).

In addition to issued shares, 5,487,425 Ordinary shares (post-subdivision) were allocated for issuance under vested and unvested options and RSUs under the Selina Hospitality PLC Amended and Restated 2018 Global Equity Incentive Plan. An additional amount of 11,575,880 Ordinary shares were available under the Selina Hospitality PLC 2022 Onibus Equity Incentive Plan and the Selina Hospitality PLC 2022 Employee Share Purchase Plan, which plans became effective upon the closing the Business Combination. No awards had been made under these plans as of December 31, 2022.

As at December 31, 2022, the total number of Ordinary Shares of the Company, on a post-subdivision, fully diluted basis (including the share scheme pools, but excluding the ordinary shares that may be issued in conjunction with the conversion of the notes issued under the CLN 2022), was 114,929,082.

NOTE 24:- ADDITIONAL PAID IN CAPITAL

	At 1 January 2022	Issuance of shares	Exercises of stock options	Conversion rights on investors fund	Equity- settled stock compensation expense for the period	At 31 December 2022
	(In Thousands of US$)
Share premium	178,715	382,192	—	—	—	560,907
Costs of equity raise	(542)	(12,234)	—	—	—	(12,776)
Value of conversion rights on investors fund	1,926	—	—	—	—	1,926
Equity on stock compensation	11,014	—	118	—	2,021	13,153
Total additional paid-in capital	191,113	369,958	118	—	2,021	563,210
~ F-85 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	At 1 January 2021	Issuance of shares	Exercises of stock options	Conversion rights on investors fund	Equity- settled stock compensation expense for the period	At 31 December 2021
	(In Thousands of US$)
Share premium	178,549	82	84	—	—	178,715
Costs of equity raise	(542)	—	—	—	—	(542)
Value of conversion rights on investors fund	—	—	—	1,926	—	1,926
Equity on stock compensation	8,197	—	—	—	2,817	11,014
Total additional paid-in capital	186,204	82	84	1,926	2,817	191,113
The share premium account includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are presented separately as costs of equity raise.

The impacts within Additional Paid-in Capital (APIC), "Issuance of shares" in the year 2022 are as follows:

	(in million)
Selina Convertible Instrument Conversion (CLN 2020, Term Loan and Legacy Warrants)	$238.6	A
Issuance of Selina Ordinary Shares to PIPE Investors	$52.6	B
Conversion of the BCA Bridge Loan Warrants	$3.7	C
Deferred Underwriting Fees	$4.5	D
CLN 2022 Sponsor Shares	$8.8	E
Share Listing Expenses	$74.4	F
Convertible Note Placement Fee (CLN 2022)	$(0.4)	G
Transaction costs associated with the issuing of shares	$(12.2)	H
Total Selina Additional Paid-in Capital 2022 (Issuance of Shares)	$370.0

A) On October 27, 2022, as described in Note 23, in the context of the consummation of the Business Combination -see Note 14-, the existing financing instruments, being a portion of CLN 2020 (see Note 21), the Term Loan (see Note 20), put and call options, and existing 2018/2020 warrant instrument (the "Legacy Warrants"), converted into equity.

B) As described in Note 20 e), pursuant to the consummation of the Business Combination, the shares issued to investors under the PIPE subscription agreements, including those shares issued to satisfy early payment fees, were issued at an implied price per Ordinary Share of $10.00.

C) Warrants issued in connection with a committed bridge loan facility, were exercised upon the Closing Date occurring (see Note 20),

D) Ordinary Shares in exchange for a portion of BOA's underwriter fees that were issued at a price per Ordinary Share of $10.00 (see Note 23).

~ F-86 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
E) The Convertible Loan Investment (CLN 2022) Sponsor shares issued pursuant to which the BOA’s sponsor, Bet on America LLC, agreed to transfer to such the CLN 2022 investors, at the closing of the Business Combination, shares of BOA Class B Common Stock owned by the sponsor, and ultimately Selina Ordinary Shares in exchange therefore (the "CLN 2022 Sponsor Shares"). See Note 21.

F) The Share Listing Expenses, that reflects a non-recurring adjustment for $74.4 million representing the excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination (see Note 14).

G) Convertible Note Placement Fee from Oppenheimer & Co. Inc. acquisition cost that represents the costs directly attributable to the acquisition of the Convertible Note Investment (CLN 2022), and;

H) Reflects the transaction costs associated with the issuing of shares. Transaction costs incurred by Selina in relation to the Business Combination amounted to $19.8 million of which $12.2 million was recognized directly within equity as incremental and directly attributable costs for the issuance of new shares (see Note 14).
NOTE 25:- FAIR VALUE MEASUREMENT
The following table presents the fair value measurement hierarchy for the Group's assets and liabilities.
Quantitative disclosures of the fair value measurement hierarchy of the Group's assets and liabilities as of December 31, 2022 and 2021:

	Valuation Date	Fair value hierarchy
2022		Level 1	Level 2	Level 3	Total
	(In thousands of US$)
Assets & Liabilities measured at fair value:
Derivative financial assets (Note 17):	Dec 31, 2022	(903)	-	(471)	(1,374)
Derivative financial liabilities (Note 30):	Dec 31, 2022	—	—	1,216	1,216
Warrants (Note 21):	Dec 31, 2022	1,481	—	—	1,481

Liabilities whose fair value is disclosed (Note 26):
Financial Instruments designated at fair value through P&L (CLN 2022)	Dec 31, 2022	—	—	47,096	47,096
Interest-bearing loans	Dec 31, 2022	—	—	—	—
~ F-87 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

	Valuation Date	Fair value hierarchy
2021		Level 1	Level 2	Level 3	Total
	(In thousands of US$)
Assets & Liabilities measured at fair value:
Derivative financial liabilities (Note 26):	Dec 31, 2021	—	—	76,906	76,906
Warrants (Note 21):	Dec 31, 2021	—	—	21,975	21,975

Liabilities whose fair value is disclosed (Note 26):
Interest-bearing loans (CLN 2020)	Dec 31, 2021	—	—	97,316	97,316
Interest-bearing loans (Term loan)	Dec 31, 2021	—	—	34,276	34,276
There were no transfers from level 1 to level 2 during the period and no transfers out of Level 3.
Derivative financial liabilities are the derivative components which are embedded in the CLN 2020 and CLN 2022, as presented in Notes 20 and 21. The fair value of the derivative financial liabilities and the warrants is the amount at which the instruments could be exchanged in a current transaction between willing parties other than in a forced transaction (a forced liquidation or distress sale).
The following methods and assumptions were used to estimate the fair values of both the derivative financial liabilities and the warrants:
-Fair value of Selina's market capitalization has been estimated using a Discounted Cash Flow (DCF) model. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management's estimate of fair value for these investments in unquoted shares.
-Fair value of the convertible loans, including the embedded derivatives was based on a combination of probability analysis and Monte Carlo simulation, based on Management's estimations. This method included evaluation of many possible value outcomes asset.
Description of significant unobservable inputs to valuation:

	Valuation technique	Significant unobservable inputs	Input in valuation	Sensitivity of the input to fair value
Financial Instruments designated at fair value through P&L (CLN 2022)	DCF and Monte Carlo	Weighted average cost of capital (WACC)	50%	5% increase (decrease) in the discount rate would result (decrease) increase in fair value by $(4,170) thousands, $4,461 thousand, respectively
~ F-88 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 26:- FINANCIAL INSTRUMENTS
Categories of financial instruments

	Carrying amount		Fair value
	December 31,		December 31,
	2022	2021	2022	2021
	(In thousands of US$)
Financial assets
Measured at amortized cost:
Current
Cash	47,689	21,943	47,689	21,943
Trade and other receivables	10,543	10,527	10,543	10,527
Non-current
Trade and other receivables	1,671	1,925	1,671	1,925
Non-current financial assets	3,149	3,156	3,149	3,156
Security Deposits	10,910	9,773	10,910	9,773
Total financial assets	73,962	47,324	73,962	47,324
Financial and lease liabilities Measured at amortized cost:
Current
Loans payable	(37,678)	(19,458)	(37,678)	(19,458)
Lease liabilities	(59,115)	(45,660)	(59,115)	(45,660)
Trade payables and other liabilities	(81,526)	(50,066)	(81,526)	(50,066)
Non-current
Loan payable, net of current portion	(97,996)	(129,714)	(97,996)	(130,735)
Convertible Note	—	(97,316)	—	(142,317)
Lease liabilities, net of current portion	(469,745)	(348,972)	(469,745)	(348,972)
Accounts payable from related parties	—	(3,472)	—	(3,472)
Measured at fair value through profit or loss:
Current
Derivative financial instruments (warrants and conversion option on convertible note)	(1,481)	(82,999)	(1,481)	(82,999)
Derivative financial instruments (convert features and prepayment option on the Term Loan Note and put and call options)	(1,216)	(15,882)	(1,216)	(15,882)
Convertible Note	(7,914)	—	(7,914)	—
Non-Current
Convertible Note	(39,182)	—	(39,182)	—
Total financial and lease liabilities	(795,853)	(793,539)	(795,853)	(839,561)
The carrying amounts of current trade and other receivables, trade payables and certain accrued liabilities, all of which are financial instruments, are considered to approximate the fair value of these items due to the short-term nature of the amounts involved. The carrying amounts of non-current financial assets and financial liabilities recorded at amortized cost in the Consolidated Financial Statements approximate to their fair values.
~ F-89 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Financial risk management
The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: market risk, credit risk, liquidity risk, and capital risk. There are Board approved policies in place to manage these risks. During 2022 and 2021, the Company did not have a hedging policy in place or transactions involving derivative instruments (other than those embedded in the convertible loan instruments). There have been no major changes in the financial risk management objectives, processes and policies from prior years.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, debt and equity investments and derivatives.
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. Movements in foreign exchange rates can affect the Group’s reported profit or loss and net financial assets and liabilities. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s cash and cash equivalents are predominantly held in USD (79% and 76% of total as of December 31, 2022 and 2021, respectively). The Group’s loans and borrowings are also denominated predominantly in USD (64% and 76% of total as of December 31, 2022 and 2021, respectively). The Company does not enter into cash flow or net investment hedging.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term liabilities with floating interest. The Group does not see a significant interest rate risk as the majority of interest on debt is being charged on a fixed rate basis. With the exception of overdrafts, 74% of borrowings were fixed rate debt at December 31, 2022 (2021: 80%). The Group does not enter into interest rate hedging transactions through the use of interest rate swaps or other derivative instruments.
Credit and concentration risk
Credit risk represents the financial loss the Group would experience if a counter-party to a financial instrument, in which the Group has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Group. Overall credit risk of the Group is low as most guests are charged either in cash or by credit card, and supplier or other lenders to the Group are highly diversified, with low concentration.
~ F-90 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The Group’s credit risk is primarily attributable to its accounts receivable as cash balances are deposited with reputable financial institutions. The accounts receivable amounts disclosed in the financial statements are net of allowances for doubtful accounts, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. The Group recognized $3,501 thousand of allowances for doubtful accounts in 2022 (2021 - $2,134 thousand, 2020 - $997 thousand).
The Company writes off financial assets that are past due for more than one year and for which there will be no further collection activities. In addition, the Company writes off financial assets for which the Company believes the likelihood of collection is nil, for example, in situations in which the borrower is in liquidation or bankruptcy proceedings.
Cash at bank and in hand, short-term deposits, trade and other receivables are subject to the expected credit loss model requirements of IFRS 9. Other receivables typically comprise of arrangements with landlords or partners where the Group might be providing loans for development or refurbishment purposes. Outstanding debts are monitored and expected credit losses are periodically assessed for recoverability. The expected credit loss is considered to be immaterial.
The Group and the company’s financial instruments are exposed to concentration risk. The Group assesses the inherent concentration risk as low due to the fact hospitality services are provided to multiple customers or guests at many locations and the vast majority of payments are processed in cash or by credit card. Receivables from guests on the balance sheet have arisen in the last days of December prior to year end and have either not yet been charged from guests or from institutions in charge of processing card payments. Due to the nature of the Group’s operations and cash flow monitoring, it is unlikely that debtors will remain outstanding long term.
Liquidity and capital risk management
Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. The Group manages liquidity risk through the management of its capital structure as outlined below. The Group policy is to ensure sufficient liquidity to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations. Cash and cash equivalents are held in short- term deposits, mostly in USD, in banks in the UK, US and Panama. As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of $47.7 million and $21.9 million, respectively, and outstanding loans and borrowings of $182.8 million and $246.5 million, respectively. Cash and cash equivalents include $2.0 million which is held in a debt service reserve account for a loan. As of December 31, 2022 we also had $20.6 million undrawn amounts under the $50 million loan facility entered into in November 2020 with Inter-American Investment Corporation, subject to compliance of covenants and other requirements, including borrowing based restrictions.

Additionally, from and including October 27, 2022, the date the CLN 2022 was issued (see Note 21), to and including February 27, 2024, the amount of unrestricted cash to be held by the Group on a consolidated basis in the aggregate shall at all times be no less than an amount equal to $15 million.
~ F-91 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The Group’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of growth and to provide returns to its shareholders. The Group defines the capital it manages as the aggregate of its equity, which comprises common stock, additional paid in capital, accumulated deficit and currency translation. The Group manages its capital to intend to continue as a going concern. The capital structure consists of net debt, issued common stock capital and reserves. The structure is managed to maximize returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. The current capital structure is a combination of investor funding through investor debt and equity, bank debt, debt convertible to equity, and long term partner debt. The Group’s ability to successfully carry out its business plan is primarily dependent, among others, upon its ability to obtain sufficient additional capital, or secure other sources of funding from financial institutions for working capital or other long term needs. There are no certain assurances that the Group will be successful in obtaining an adequate level of financing needed to cover its contractual commitments and meet its operating needs until the business is able to generate sufficient operating cash flow from its portfolio of hotels (see Note 2b). The Group was not subject to any significant externally imposed capital requirements.
The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 4 years	Total
	(In thousands of US$)
December 31, 2022
Loans payable	46,380	22,993	16,722	18,032	93,632	197,759
Lease liabilities	59,115	55,049	55,417	55,742	780,126	1,005,449
Trade payables and other liabilities	49,343	—	—	—	—	49,343
Accounts payable to related parties	—	—	—	—	—	—
Convertible loans	8,948	8,850	8,850	156,350	—	182,998
	163,786	86,892	80,989	230,124	873,758	1,435,549
December 31, 2021
Loans payable	22,685	80,437	8,032	9,089	81,097	201,340
Lease liabilities	45,660	45,274	42,993	42,745	607,558	784,230
Trade payables and other liabilities	31,124	—	—	—	—	31,124
Accounts payable to related parties	—	—	—	—	3,472	3,472
Convertible loans	—	176,448	—	—	—	176,448
	99,469	302,159	51,025	51,834	692,127	1,196,614
NOTE 27:- RELATED PARTY TRANSACTIONS
a.The parent Company, controlling shareholders and subsidiaries:

Dekel Development Holding S.a.r.l. (formerly Dekel Development Holding, S.A.), and its parent company, Kibbutz Holding S.à.r.l. (Kibbutz), together held 19.87% of the issued ordinary shares of Selina Hospitality PLC as of December 31, 2022 (34.66% as of December 31, 2021). As of December 31, 2022, Kibbutz was controlled by Rafael Museri (31.38%) and Daniel Rudasevski (31.38%), the two co-founders of the Company and its CEO and Chief Growth Officer, respectively. Mr. Museri and Mr.
~ F-92 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Rudasevski are directors of Kibbutz and control its Board of Directors. Messrs Museri and Rudasevski sit on the Company's Board of Directors, which as of December 31, 2022, was comprised of seven directors, including five independent directors in addition to Mr Museri and Mr Rudasevski.

In addition, Messrs. Museri and Rudasevski each have a 25% interest in and serve as directors of Kibbutz General Partner S.a.r.l., the general partner of the Selina Growth Fund S.C.Sp., which held a 7.84% ownership interest as of December, 31 2022, and they may receive dividends in connection with such shareholding.
As for subsidiaries, see Note 29 to the financial statements.
The following provides a summary of each main arrangement with related parties as of December 31, 2022

Lease and similar arrangements
Subsidiaries of Selina lease certain hotel properties and corporate office space from various entities in which either Dekel and/or Messrs. Mr. Museri and Mr. Rudasevski have or have had an ownership interest (see Notes 27 (b) and 27 (c) for amounts of lease liabilities and interest charged on these liabilities).

Family Arrangements

Various subsidiaries of Selina previously had entered into finder agreements with the Founders’ relatives or companies affiliated with them, pursuant to which the finders were paid, or are to be paid, fees based on a percentage of annual rent for assisting the group in locating sites for leasing by Selina and converting the sites into Selina branded properties, as well as some of their relatives hold Selina Hospitality PLC ordinary shares as of December 31, 2022 and phantom shares pursuant to the Phantom Equity Incentive Plan as described in Note 28.
Shareholder Loans

Each of the following entities (each a “Related Lender”) is considered a related party to Selina Hospitality PLC and its subsidiaries. Selina and/or its subsidiaries had entered into certain debt arrangements with the Related Lenders as described below:

•166 2nd LLC (“166”)
•Bet on America LLC
•CIBanco, S.A. Institución de Banca Múltiple (“CIBanco”)
•Dekel
•Gomez Cayman SPV Limited (“Gomez Cayman”)
•Kibbutz
•Selina Growth Fund S.C.Sp. (“SGF”)

~ F-93 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Convertible note instrument (CLN 2022)
As described in Note 21, in connection with the completion of the Business Combination (BCA), on October 27, 2022 (the "Issue Date"), the Company issued the Convertible Notes in the aggregate principal of $147.5 million for an aggregate purchase price of $118.0 million.

Each of the following Related Lenders holds one or more convertible notes issued pursuant to the Convertible Loan Note Instrument (CLN 2022) for the aggregate nominal amounts set forth opposite such Related Party Noteholder’s name below.

Name of noteholder	Amount of principal and accrued interest as of December 31, 2022
Gomez Cayman SPV Limited and its related entity, Cibanco, S.A. Institución de Banca Múltiple (“Cibanco”)	$17,889
Kibbutz Holding S.a.r.l.	$14,857
Guines	$8,914
Ridgeview Holdings LLC	$283
Cobalt Partners, LP	$3,537

Convertible note instrument (CLN 2020)

In March 2020, the Group’s Parent Company (“Selina”) and its subsidiary Selina
Operation One (1), S.A. (“Selina One”) entered into the Convertible Loan Note
Instrument with certain noteholders, including those set forth in the table below (the
“Related Party Noteholders”) for the issuance of the Notes. In July 2021, Selina, Selina
One and certain of the required noteholders agreed to increase the aggregate principal amount issuable under the Convertible Note Instrument from $90 million to $125 million. In October 27, 2022, the CLN 2020 either converted into equity pursuant to the BCA (see Note 14) or rolled over into the CLN 2022 (see Note 21).

Each of the following Related Party Noteholder held one or more convertible notes issued pursuant to the Convertible Loan Note Instrument (CLN 2020); 166 2nd LLC, Gomez Cayman SPV Limited and its related entity, Cibanco, S.A. Institución de Banca Múltiple, Dekel, Kibbutz, Stanhouse Capital Inc.and Selina Growth Fund S.C.Sp. (Messrs. Museri and Rudasevski are directors of Selina Growth Fund S.C.Sp. (“SGF”) and are directors of and own 50% of the equity interests in the general partner of the SGF).

Mexico note

~ F-94 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
In April 20, 2020, Selina Hospitality Operations Mexico, S.A. de C.V., as the borrower (“Selina Mexico”), Selina and Selina One entered into a Convertible Loan Note Instrument (CLN 2020) constituting US$5,000,000 principal amount 10% fixed rate guaranteed secured convertible redeemable loan notes due 2023 (the “Mexico Note Instrument”). Cibanco is the only noteholder under this instrument. In October 27, 2022, the Mexico note (CLN 2020) rolled over into the CLN 2022 (see Note 21).

Term loan

As described in Note 20, in January 2018, Selina, as the borrower, entered into a Term Loan Agreement (as amended from time to time, the “Term Loan Agreement”), together with Selina Hospitality Operations Mexico, S.A. de C.V., Selina One, the lenders thereunder, including Cibanco, S.A. Institución de Banca Múltiple, Gomez Cayman SPV Limited and 166 2nd LLC, as well as the security agent, GLAS Trust Corporation Limited. The loan is comprised of two different tranches and the term for each tranche is 60 months from the funding of each tranche. In October 27, 2022, the Term Loan converted into equity pursuant to the BCA (see Note 14).

Stanhouse loan

Stanhouse Capital Inc. (“Stanhouse") advanced $1,000 thousand to Selina Operation Chelsea, LLC (“Selina Chelsea”), a subsidiary of Selina, pursuant to a promissory note, dated October 29, 2019. The promissory note’s principal amount of $1,000 thousand bears interest at a yearly rate of 10% per annum. This loan was fully repaid in November 2022.

Term Loan Note
On April 14, 2022, Selina Management Company UK Ltd, a subsidiary of Selina ("SMC UK"), and Guines LLC (“Guines”), which held $6.3 million principal amount of notes under the Convertible Loan Note Instrument, entered into an unsecured Term Loan Note and Guaranty agreement (“New Term Loan”) pursuant to which SMC UK borrowed $5.0 million from Guines. The New Term Loan was guaranteed by certain subsidiaries of Selina and contained customary representations, warranties and covenants. The facility was repaid by SMC UK in June 2022, subject to payment of an additional interest charge of $1.0 million, which was paid to Guines upon Closing.

Founder loans

Pursuant to a founder’s agreement, dated November 11, 2013 and subsequently amended, certain shareholder lenders made loans to Selina, including $333 thousand from Stanhouse, $850 thousand from Dekel and $550 thousand from other shareholders. The total outstanding principal and interest due under the loans was
$2,261 thousand as of December 31, 2021, and the loans bear interest at a rate of 5% per annum until repaid. This loan was fully repaid in October 2022.

Kibbutz loan

~ F-95 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Pursuant to that certain loan agreement dated December 30, 2020, Selina Management
Panama, S.A. received a loan of $300,000 from Kibbutz at an 8% interest rate (the
“Kibbutz Loan”). Such loan was fully repaid in January 2022.

Joint venture arrangements
Pursuant to a joint venture agreement dated May 1, 2017, as amended, 166 2nd LLC, which is considered to be a related party of the Company, contributed $4.05 million to Selina Bogota Real Estate, S.A.S. (“Bogota RE”), in exchange for the issuance of certain preferred shares in Bogota RE that entitle the holder of such shares to dividends that provide a 7% internal rate of return on the outstanding amount of the investment from time to time. Bogota RE used the capital, in addition to contributions from Selina, to acquire/lease and renovate the hotel currently operating as the Selina Bogota and related real estate.

b.Balances with related parties:

	Key management personnel and shareholder	Other related parties
	(In thousands of US$)
December 31, 2022:
Receivables:
Trade receivables	—	20
Payables:
Convertible note	10,345	—
Warrants	75	—
Lease liability	16,585	—
December 31 2021:
Receivables:
Trade receivables	—	327
Payables:
Accounts payable	—	3,472
Loan payable	37,737	324
Convertible note	60,819	24,876
Derivative financial liabilities	44,525	21,728
Warrants	6,926	10,098
Lease liability	22,455	—
~ F-96 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
c.Transactions with related parties:

	Key management personnel and shareholder	Other related parties
	(In thousands of US$)
Year ended December 31, 2022
Finance Costs	39,061	18,015
Finance Income	(19,172)	—
Gain on lease termination (Note 12)	—	1,487

Year ended December 31, 2021
Finance Costs	58,281	10,430

Year ended December 31, 2020
Finance Costs	1,617	—

On September 23, 2022, Selina Operation Bola de Oro S.A. terminated a related party lease and recognized the difference between the remaining lease liability and right-of-use asset as Finance Income (see Notes 6 and 12). In 2021, Selina Operation Santa Teresa S.A. sold leasehold improvements and hotel assets to the Group's 30% owned associate, Selina Santa Teresa S.A., for $100 thousand. The carrying value of these assets was $1,187 thousand, resulting in a loss on sales of assets of $1,087 thousand, recognized in the Group's Consolidated Statement of Profit or Loss within Other non-operating expense, net.
There were no other transactions with directors and key management personnel during the years ended December 31, 2022 and December 31, 2021.
d.Compensation and benefits to interested parties and key management personnel:
The key management personnel are the directors of the Company. The remuneration that they have received during the year is set out below in aggregate for each of the specified in IAS 24 Related Party Disclosures.
Year ended December 31, 2022:

Interested parties (including directors) employed by the Company
(In thousands of US$)
Wages and salaries	3,338
Social security costs	636
Share-based payment benefits	2,160
Total	6,134
~ F-97 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
Year ended December 31, 2021:

Interested parties (including directors) employed by the Company
(In thousands of US$)
Wages and salaries	806
Social security costs	106
Share-based payment benefits	401
Total	1,313
Year ended December 31, 2020:

Interested parties (including directors) employed by the Company
(In thousands of US$)
Wages and salaries	766
Social security costs	95
Share-based payment benefits	526
Total	1,387
NOTE 28:- SHARE BASED PAYMENTS
2018 Global Equity Incentive Plan

In August 2018, the Board of Directors of the Company adopted an equity incentive plan that subsequently has been amended and restated, most recently in June 2022, and is now known as the Selina Hospitality PLC Amended and Restated 2018 Global Equity Incentive Plan (the “Original Plan”). Certain subplans to the Original Plan, including an Israeli subplan and UK subplan, also were approved by the Board.

The Original Plan provided for the grant, at the discretion of the Board of Directors, of stock options and other equity awards. The maximum number of shares that were authorized to be issued pursuant to awards under the plan was 3,576,469. Generally, options are to expire ten years from the date of grant unless they are exercised before then. The Original Plan is treated as equity-settled share-based payments.

Options granted to advisors

The board granted awards to certain advisors in previous years. The awards included 264,159 shares and 10,800 options, both subject to vesting conditions. During 2022, the Group granted no options to advisors (2021 – 1,271 options, 2020 - nil) and all of the previously granted shares and options had fully vested at December 31, 2021.
~ F-98 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

2022 Omnibus Equity Incentive Plan

In 2022, the Board of Directors and shareholders of the Company adopted the Selina Hospitality PLC 2022 Omnibus Equity Incentive Plan (“New Plan”), established as a successor to the Original Plan. Israeli and UK subplans have been approved as part of the New Plan. No additional grants may be made under the Original Plan from the closing of the Business Combination on October 27, 2022 as the New Plan took effect at that time. However, outstanding awards under the Original Plan as of the closing date shall continue in effect according to their terms.

The purpose of the New Plan is to provide employees of Selina and its subsidiaries, certain consultants and advisors who perform services for Selina or its subsidiaries, and non-employee members of the Board with the opportunity to receive grants of incentive options, nonqualified options, share appreciation rights, share awards, share units, and other share-based awards.

The maximum number of ordinary shares authorized for issuance pursuant to awards made under the New Plan was 9,646,567 as of the closing of the Business Combination and generally increases each year by 1.5% of the total outstanding shares of the Company as at the end of the previous year. Accordingly, the total headroom under New Plan was increased to 11,114,553 ordinary shares in January 2023.

Additionally, awards under the Original Plan that terminate, expire or are cancelled, forfeited, exchanged or surrendered on or after the closing of the Business Combination without having been exercised, vested or paid prior to such time, including shares tendered or withheld to satisfy tax withholding obligations with respect to outstanding grants under the Original Plan, shall be available for issuance or transfer under the New Plan. As of December 31, 2022, no awards had been issued under the New Plan.

Phantom Equity Incentive Plan

In 2021, the Group adopted a Global Phantom Equity Incentive Plan (the “Phantom Plan”) intended to promote the interests of the Group by providing certain employees and non-employees with an opportunity to participate in an appreciation of the Company’s value in connection with the occurrence of a qualifying liquidity event, such as an initial public offering or change of control, via the issuance of phantom shares.

The most recent valuation at December 2022 indicated a phantom share value of $19.8 per share ($13.3 per share at December 2021). Each phantom share that remains outstanding as of immediately prior to a qualifying liquidity event shall become vested and non-forfeitable upon the occurrence of such an event. Phantom shares will expire on the seventh anniversary from grant date if the qualifying liquidity event does not take place, or in case of liquidation, dissolution or winding up of the Company.

The Phantom Plan was used, in part, to compensate employees whose salaries were reduced as a result of measures taken to address the impact of the COVID-19 pandemic. The Group believes the Phantom Plan meets the cash-settled share-based payment transaction definition in IFRS 2, Appendix A. The Capital Reorganization described in Note 14 represented a qualifying liquidity event, and as such the Group recognized a
~ F-99 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
$3,528 thousand compensation expense under such Plan during 2022 (2021: $2,377 thousand, 2020: $1,057 thousand compensation expense recognized as the Group considered probable that a qualifying liquidity event would occur).

Employee Share Purchase Plan

In 2022, the Board of Directors and shareholders of the Company adopted the Selina Hospitality PLC Employee Share Purchase Plan (“ESPP”), which became effective on October 27, 2022 in conjunction with the closing of the Business Combination, and is intended to provide eligible employees with the opportunity to acquire ordinary shares in the Company through participation in a payroll-deduction based employee share purchase plan intended to meet the requirements of section 423 of the Internal Revenue Code (the “Code”). The ESPP also authorizes offerings that are not intended to comply with the requirements of section 423 of the Code, but that are designed to comply with the requirements of jurisdictions outside the United States.

The ordinary shares that are purchasable under the ESPP may be newly issued or reacquired shares, and the aggregate number of shares that may be issued or transferred pursuant to the rights granted under the ESPP was 1,929,313 ordinary shares as of December 31, 2022. That headroom generally increases each year by 1% of the aggregate number of Company shares outstanding on the last trading day of the immediately preceding fiscal year and, accordingly, was increased to 2,907,970 ordinary shares in January 2023. As of December 31, 2022, no shares were purchased under the ESPP.

Stock-based compensation expense was composed as follows:

	Year ended December 31,
	2022	2021	2020
	(In thousands of US$)
Equity-settled share-based payment plans	2,021	2,817	1,340
Cash-settled share-based payment plans	3,528	2,377	1,057
Total share-based payments	5,549	5,194	2,397
Employees	5,549	5,192	2,301
Advisors	—	2	96
Total share-based payments	5,549	5,194	2,397
~ F-100 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The table below summarizes the number and weighted average exercise prices (WAEP) relating to stock options issued under the Plan for employees during the year ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022		2021		2020
	Number	WAEP	Number	WAEP	Number	WAEP
Options at beginning of year	5,227,099	6.7	3,620,737	6.0	2,283,130	4.6
Options granted	1,882,046	4.0	1,980,828	7.5	2,004,410	7.9
Options exercised	(20,152)	5.5	(211,582.0)	0.5	-	-
Options forfeited	(923,438)	7.8	(162,884)	7.1	(666,803)	7.0
Options outstanding at end of year	6,165,555	8.1	5,227,099	6.7	3,620,737	6.0
Options exercisable at end of year	3,665,582	4.9	2,494,059	4.9	1,594,238	3.7

The weighted average number of stock options outstanding during the current period (and for periods all presented) was adjusted for the Subdivision event of Selina's Ordinary shares described in Note 23, that have increased the number of ordinary shares outstanding for no additional consideration. The number of stock options outstanding before the Subdivision event was adjusted for the proportionate change in the number of ordinary shares outstanding as if the Subdivision event had occurred at the beginning of the earliest period presented.

Measurement of the fair value of equity-settled share options:
The Company uses the Black-Scholes (B&S) model when estimating the grant date fair value of equity-settled share options. The measurement of the fair value is at the grant date of equity-settled share options, and takes into account the expected volatility of the share prices, based on comparable companies' share price volatility.
The following table lists the inputs to the Black-Scholes model used for the fair value measurement of the newly granted equity-settled share options for the above plans:

	Year ended December 31,
	2022	2021	2020
Weighted average fair value at the measurement date ($)	6.3	11.0	3.3
Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	55.4	87.6	70.3
Risk-free interest rate (%)	2.0	1.1	0.4
Expected life of share options (years)	6.2	6.4	6.5
Weighted average share price ($)	3.2	4.2	1.9
Model used	B&S	B&S	B&S
~ F-101 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 was 7.9 years (as of December 31, 2021: 8.4 years and as of December 31, 2020: 8.9 years).
The range of exercise prices for share options outstanding as of December 31, 2022 was $0.01 - $8.86 (as of December 31, 2021: $0.01 - $15.92 and as of December 31, 2020: $0.01 - $15.92).

On 5 August 2022, the Compensation Committee of the Board of Directors resolved to amend 526,649 outstanding options to reduce the exercise price per share to $17.5. The incremental fair value of $269 thousand resulting from this modification was recognized as an expense. The incremental fair value granted was calculated as the difference between the fair value of the options with reduced exercise price and the net fair value of the initial options, at the date the replacement equity instruments are granted.

During the year ended December 31, 2022, the Group issued 1,422,328 Restricted Share Units with a weighted-average fair value of $2.71 measured on the basis of an observable market price (year ended December 31, 2021: $0, December 31, 2020: $0).
Additionally, the Group entered into equity-settled share-based transactions with parties other than employees in 2017, namely investors who were providing advisory services to the Group, and with advisor who is not an investor in The Group has measured the transaction indirectly at the fair value of the instruments granted at grant date. Market condition features were not incorporated into the measurement of fair value. For the year ended December 31, 2022, the advisory related stock-based compensation expense was $0 (2021 - $2 thousand and 2020 - $96 thousand).

During the year ended December 31, 2022, 0 (2021: 0, 2020: 30,453) shares and 0 (2021: 1,271, 2020: 3,600) options vested in relation to advisory share agreements with key advisors of the Group.
Cash-settled share-based payment transactions
The following table presents the outstanding liabilities in respect of which the employee's right has vested by the reporting date:

	Year ended December 31,
	2022	2021
	(In thousands of US$)
Granted (units)	352,557	258,406
Phantom share fair value ($)	19.8	13.3
Total liabilities	6,963	3,434
~ F-102 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 29:- INVESTMENTS IN SUBSIDIARIES
As of December 31, 2022, the following were subsidiary undertakings of the Group:

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Management Company UK Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Operations UK Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Operation Camden, Ltd.	United Kingdom	90.00%
Selina Operation Camden, Ltd. is a 90% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations UK, Ltd.’s share capital; and (2) Selina Operations UK, Ltd. owns 90% of the share capital of Selina Operation Camden, Ltd. represented by 135 Ordinary Shares.
				102 Fulham Palace Road London W6 9PL.
Selina Operation Brighton, Ltd.	United Kingdom	90.00%
Selina Operation Brighton, Ltd. is a 90% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations UK, Ltd.’s share capital; and (2) Selina Operations UK, Ltd. owns 90% of the share capital of Selina Operation Brighton, Ltd., represented by 135 Ordinary Shares.
				102 Fulham Palace Road London W6 9PL.
Selina Operation Midlands, Ltd	United Kingdom	99.01%
Selina Operation Midlands, Ltd. is a 99.01% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations UK, Ltd.’s outstanding stock; and (2) Selina Operations UK, Ltd. owns 99.1% of the outstanding stock of Selina Operation Midlands, Ltd. Third-party owns 0.99% of the of the outstanding stock of Selina Operation Midlands, Ltd (via B ordinary shares) and Selina Operations UK, Ltd. owns 99.01% of the outstanding stock of Selina Operation Midlands, Ltd (via A ordinary shares). Selina Operations UK, Ltd owns 100% of the voting shares in Selina Operation Midlands, Ltd. Third party's B ordinary shares have a distribution preference.
				102 Fulham Palace Road London W6 9PL.
Selina RY Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Operations Bath Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Operation Holborn Ltd (formerly Selina UK Real Estate Ltd.)	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Loyalty Management Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Ventures Holding Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Wheel Ventures Limited	United Kingdom	100.00%
The ownership interest in Selina Wheel Ventures Limited comprises partnership interests. Selina Ventures Holding Ltd is contractually obligated to transfer part of its shares so that its final ownership will be equal to 45%.
				102 Fulham Palace Road London W6 9PL.
Global Demandco Limited	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina International Music Summits Ltd.	United Kingdom	100.00%	Not applicable	102 Fulham Palace Road London W6 9PL.
Selina Sound Ventures GP Limited	Jersey Channel Islands	100.00%
The ownership interest in Selina Sound Ventures GP Limited and Pirate Venture LP comprises partnership interests. Pirate Studios Limited is a 3.50% owned investment of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns 100% of Pirate Venture LP’s (Jersey Island) limited partnership rights as the sole limited partner thereof; (2) Selina Holding Company UK Societas owns 100% of Seliana Venture Holdings Ltd. outstanding equity stock, (3) Selina Ventures Holding Ltd. also owns 100% of the outstanding stock of Selina Sound Ventures GP Limited (Jersey Island) which is the general partner of Pirate Ventures LP; and (4) Selina Sound Ventures Ltd. acting on behalf of Pirate Venture LP as the general partner thereof, holds 3.50% of Pirate Studios Limited outstanding stock represented in 3,221 preferred B1 shares.
				3rd Floor, Liberation House, Castle Street, St Helier, Jersey JE1 1BL
Pirate Venture LP	Jersey Channel Islands	100.00%	Not applicable	3rd Floor, Liberation House, Castle Street, St Helier, Jersey JE1 1BL
Seli-Na Operations II Pt, Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Porto, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Ericeira, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
~ F-103 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Seli-Na Operation Palacio, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Vila Nova, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Lisboa RF, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Geres PT, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Arabic Building, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Peniche, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Operation Sintra, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Seli-Na Portugal Real Estate, Unipessoal Lda.	Portugal	100.00%	Not applicable	Beco Carrasco nº1, 1200-096 Lisboa, Portugal
Selina Operation Hellas S.A.	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Operation Theatrou Single Member, S.A.	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Operation Makrinitsa Single Member, S.A.	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Athens Real Estate, S.A.	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Operation Evoia Single Member, S.A.	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Real Estate Single Member Private Company	Greece	100.00%	Not applicable	18 Theatrou Square, Athens, Greece
Selina Operations AUT GmbH	Austria	100.00%	Not applicable	Schottenring 14 1010 Vienna Austria
Selina Operation Bad Gastein GmbH	Austria	100.00%	Not applicable	Schottenring 14 1010 Vienna Austria
Selina Holding Australia Pty, Ltd.	Australia	100.00%	Not applicable	Level 25, 100 Miller Street, North Sydney NSW 2060
Selina Operations Australia Pty, Ltd.	Australia	100.00%	Not applicable	Level 25, 100 Miller Street, North Sydney NSW 2060
Selina Operation St. Kilda Pty, Ltd.	Australia	100.00%	Not applicable	Level 25, 100 Miller Street, North Sydney NSW 2060
Selina Operation Brisbane Pty, Ltd.	Australia	100.00%	Not applicable	Level 25, 100 Miller Street, North Sydney NSW 2060
Selina Operation Magnetic Island Pty Ltd.	Australia	100.00%	Not applicable	Level 25, 100 Miller Street, North Sydney NSW 2060
Selina Global Services Spain SL	Spain	100.00%	Not applicable	Calle Eloy Gonzalo, 27, 28010, Madrid, España
Selina Operations Spain SL	Spain	100.00%	Not applicable	Madrid 28008, Calle Princesa, No 24, 4 P
Selina Operation Granada SL	Spain	100.00%	Not applicable	Madrid 28008, Calle Princesa, No 24, 4 P
Selina Operations Hungary Kft	Hungary	100.00%	Not applicable	1072 Budapest, Rákóczi utca 42, Hungary
Selina Danube Real Estate Kft	Hungary	100.00%	Not applicable	1072 Budapest, Rákóczi utca 42, Hungary
Selina Operation Poland Spółka Z Ograniczoną Odpowiedzialnoscią	Poland	100.00%	Not applicable	Grzybowska 2/29, Warsaw, Poland
Selina Operations Germany GmbH	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
Selina DE GmbH	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
Selina Berlin GmbH & Co KG	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
S1 Berlin Mitte GmbH & Co KG	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
~ F-104 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Konstanzer Str GmbH and Co KG	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
Selina RE GmbH	Germany	100.00%	Not applicable	Konstanzer Straße 1, 10707 Berlin, Germany
Selina Services Israel Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Israel Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Neve Tzedek Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Sea Of Galilee Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Beit Oren Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Ramon Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Jerusalem Mountains Ltd	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Real Estate Holding, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Capsule Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Metula Ltd,	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Almog Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Adama Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Negev Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Arava Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Yarden Harari Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Operation Hayarkon Ltd.	Israel	100.00%	Not applicable	12 Haachim Mesalvita St., Tel Aviv, Israel
Selina Panama Real Estate, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
SPV 1 Panama RE, S.A.	Panama	85.00%
SPV 1 Panama RE, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; and (4) Selina Operations Panama Two, S.A. owns 100% of SPV 1 Panama RE, S.A.'s outstanding stock.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation One (1), S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Panama, S.A.	Panama	76.925%
Selina Operations Panama, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A..’s outstanding stock and (3) PCN Operations S.A. owns 90.5% of Selina Operations Panama S.A.’s outstanding stock represented in 1510 Class A shares.

The ownership interest in Selina Operations Panama, S.A. comprises Class A Shares.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Panama Two S.A.	Panama	85.00%
Selina Operations Panama Two, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; and (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock;
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
~ F-105 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation Red Frog, S.A.	Panama	76.925%
Selina Operation Red Frog, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.’s outstanding stock; (3) PCN Operations, S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Operation Red Frog, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Bocas Del Toro, S.A.	Panama	76.925%
Selina Operations Bocas Del Toro, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations, S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Operations Bocas Del Toro, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Pedasi, S.A.	Panama	76.925%
Selina Pedasi, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations, S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Pedasi, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Management Panama, S.A.	Panama	100.00%		Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Explore Panama, S.A.	Panama	76.925%
Selina Explore Panama, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Explore Panama, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Corriente Del Sur Investment, S.A.	Panama	76.925%
Corriente Del Sur Investment, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Corriente Del Sur Investment, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Venao, S.A.	Panama	76.925%
Selina Operation Venao, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Operation Venao, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Bola De Oro, S.A.	Panama	76.925%
Selina Operation Bola De Oro, S.A. is a 76.925% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.’s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations S.A.’s outstanding stock; (3) PCN Operations S.A. owns 90.5% of Selina Operations Panama, S.A.’s outstanding stock; and (4) Selina Operations Panama, S.A. owns 100% of the outstanding stock of Selina Operation Bola De Oro, S.A.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Riopac, S.A.	Panama	85.00%
Selina Operation RioPac, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; and (4) Selina Operations Panama Two, S.A. owns 100% of Selina Operation RioPac, S.A.'s outstanding stock.
				Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Panama III, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
~ F-106 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation El Valle, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Boquete, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Venao Tipi, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operation Santa Catalina, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Hospitality Academy, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
RY Management, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Rev-Share Col, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Argentina, S.R.L.	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Selina Operation Bariloche, S.R.L.	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Hostech, S.A.	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Selina Operations Mendoza, S.A.S	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Selina Holding Operations Argentina, S.A.	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Selina Argentina Real Estate, S.A.	Argentina	100.00%	Not applicable	Zabala 2465, 6th Floor, Apt. A, Buenos Aires, Argentina
Selina Hospitality Bolivia, S.R.L.	Bolivia	100.00%	Not applicable	La Paz, Ave. 20 de Octubre y Aspiazu No. 2080, Zona Sopocachi, Bolivia
Selina Operation La Paz, S.R.L.	Bolivia	100.00%	Not applicable	La Paz, Ave. 20 de Octubre y Aspiazu No. 2080, Zona Sopocachi, Bolivia
Selina Explore Bolivia, S.R.L.	Bolivia	100.00%	Not applicable	La Paz, Ave. 20 de Octubre y Aspiazu No. 2080, Zona Sopocachi, Bolivia
Selina Brazil Hospitalidade, S.A	Brazil	100.00%	Not applicable	Rua Aspicuelta, Numero 237, CEP 05.433-010 Vila Madalena, Sao Paulo, Brasil
Selina Operation Hospedagem Eireli	Brazil	100.00%	Not applicable	Rua Aspicuelta, Numero 237, CEP 05.433-010 Vila Madalena, Sao Paulo, Brasil
Selina Brazil Turismo, Ltda.	Brazil	100.00%	Not applicable	Rua Aspicuelta, Numero 237, CEP 05.433-010 Vila Madalena, Sao Paulo, Brasil
Selina Operations Chile, SpA	Chile	100.00%	Not applicable	Santiago, Chile
Selina Explore Chile, SpA	Chile	100.00%	Not applicable	Santiago, Chile
Selina Operation Pucon, SpA	Chile	100.00%	Not applicable	Santiago, Chile
Selina Operation Providencia, SpA	Chile	100.00%	Not applicable	Santiago, Chile
Selina Chile Real Estate SpA	Chile	100.00%	Not applicable	Santiago, Chile
Selina Real Estate Holding Costa Rica, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina San Jose City Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
~ F-107 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Playa Jaco Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina La Fortuna Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Puerto Viejo Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Miramar Vistas Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Tamarindo Beach Real Estate, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Santa Teresa Re Dos, S.A.	Costa Rica	30%
Selina Santa Teresa RE Dos, S.A. is a 30% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Real Estate Holding, S.A.’s outstanding stock; (2) Selina Real Estate Holding S.A. owns 100% of Selina Real Estate Holding Costa Rica, S.A.’s outstanding stock; and (4) Selina Real Estate Holding Costa Rica, S.A. owns 30% of the outstanding stock of Selina Santa Teresa RE Dos, S.A.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Jaco Assets, S.A.	Costa Rica	100.00%	Not applicable	San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Costa Rica, S.A.	Costa Rica	85.00%
Selina Operation Costa Rica, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; and (3) PCN Operations, S.A. owns 100% of Selina Operation Costa Rica, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Santa Teresa, S.A.	Costa Rica	85.00%
Selina Operation Santa Teresa, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Santa Teresa, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation San Jose City, S.A.	Costa Rica	85.00%
Selina Operation San Jose City, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation San Jose City, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Miramar Vistas, S.A.	Costa Rica	85.00%
Selina Operation Miramar Vistas, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Miramar Vistas, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
~ F-108 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation Playa Jaco, S.A.	Costa Rica	85.00%
Selina Operation Playa Jaco, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Playa Jaco, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation La Fortuna, S.A.	Costa Rica	85.00%
Selina Operation La Fortuna, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation La Fortuna, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Puerto Viejo, S.A.	Costa Rica	85.00%
Selina Operation Puerto Viejo, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Puerto Viejo, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Tamarindo Beach, S.A.	Costa Rica	85.00%
Selina Operation Tamarindo Beach, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Tamarindo Beach, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Restaurante Gato Negro, S.A.	Costa Rica	85.00%
Restaurante Gato Negro, S.A. is a 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Restaurante Gato Negro S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Hotel Casitas Eclipse, S.A.	Costa Rica	85.00%
Hotel Casitas Eclipse, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Hotel Casitas Eclipse S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Explore Costa Rica Ltd	Costa Rica	85.00%
Selina Explore Costa Rica, Ltd. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Explore Costa Rica Ltd's outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Nosara Sunsets, S.A.	Costa Rica	85.00%
Selina Operation Nosara Sunsets S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Nosara Sunsets, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
~ F-109 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation Monteverde Forest, S.A.	Costa Rica	85.00%
Selina Operation Monteverde Forest S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operation Rica, S.A.'s outstanding stock; and (4) Selina Operation Costa Rica, S.A. owns 100% of Selina Operation Monteverde Forest, S.A.'s outstanding stock.
				San José Escazú, Distrito San Rafael, en Trejos Montealegre, Centro Corporativo El Cedral, Edificio Numero 4, Piso 3, Oficinas de Vector Legal
Selina Operation Ecuador Selinaecu, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Operation Quito Selinaquito, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Explore Ecuador Selinaexplore, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Operation Tena Selinatena, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Operation Banos Selinabanos, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Operation Cuenca Selinacuenca, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Operation Montana Selinasol, S.A.	Ecuador	100.00%	Not applicable	La Floresta, Avenida 12 de Octubre, No. 26-48, Quito, Ecuador
Selina Colombia Real Estate, S.A.S	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Bogota Real Estate, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Cartagena Real Estate, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Colombia, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Medellin, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Cartagena, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Santa Marta, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Explore Colombia, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Bogota, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Los Heroes, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Parque 93, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Villa De Leyva, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Filandia, S.A.S.	Colombia	100.00%	Not applicable	Calle 11, #3-43 La Candelaria, Bogota, Colombia
Selina Operation Guatemala, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Operation Atitlan, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Operation Antigua, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Operation Guatemala City, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Operation Flores, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Explore Guatemala, S.A.	Guatemala	100.00%	Not applicable	12 calle 1-25 zona 10, Edificio Géminis Diez, Torre Sur, Oficina 711, Guatemala
Selina Hospitality Operations Jamaica Limited	Jamaica	100.00%	Not applicable	48 Duke Street, Kingston CSO, Kingston, Jamaica
Selina Explore Jamaica Limited	Jamaica	100.00%	Not applicable	48 Duke Street, Kingston CSO, Kingston, Jamaica
~ F-110 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Hospitality Operations Mexico, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Operations Mexico, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock represented in 1,000,000 Series A shares; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock represented in 99,000,000 Series A shares.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Cancun 1, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Cancun 1, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Cancun 1, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Cancun 2, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Cancun 2, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Cancun 2, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Playa Del Carmen, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Playa Del Carmen, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Playa Del Carmen, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Tulum S.A. De C.V.	Mexico	98.4%
Selina Hospitality Tulum S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Tulum S.A. DeC.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
~ F-111 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Hospitality Mexico City 1, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Mexico City 1, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Mexico City 1, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Mexico City 2, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Mexico City 2, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Mexico City 2, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Guadalajara, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Guadalajara, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Guadalajara, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Puerto Vallarta, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Puerto Vallarta, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Playa Del Carmen, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
~ F-112 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Hospitality Sayulita, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Sayulita, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Sayulita, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Mexico Subholding Two, S.A. De C.V.	Mexico	98.4%
Selina Mexico Subholding Two, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; and (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Puerto Escondido, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Puerto Escondido, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Puerto Escondido, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Mexico Subholding One, S.A. De C.V.	Mexico	98.4%
Selina Mexico Subholding One, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Oaxaca, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Oaxaca, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Oaxaca, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
~ F-113 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Hospitality Merida, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Merida, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Merida, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Isla Mujeres, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Isla Mujeres, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Isla Mujeres, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality San Miguel De Allende, S.A. De C.V.	Mexico	98.4%
Selina Hospitality San Miguel De Allende, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality San Miguel De Allende, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Holbox, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Holbox, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Holbox, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
~ F-114 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Hospitality San Cristobal De Las Casas, S.A. De C.V.	Mexico	98.4%
Selina Hospitality San Cristobal De Las Casas, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality San Cristobal De Las Casas, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Hospitality Bacalar, S.A. De C.V.	Mexico	98.4%
Selina Hospitality Bacalar, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Selina Hospitality Bacalar, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Personas Y Hospitalidad, S.A. De C.V.	Mexico	98.4%
Personas Y Hospitalidad, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Personas Y Hospitalidad, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Explore Selina Tours, S.A. De C.V.	Mexico	98.4%
Explore Selina Tours, S.A. De C.V. is a 98.4% owned subsidiary of Selina Hospitality PLC, as follows: (1) Selina Hospitality PLC owns (i) directly, 0.98% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; and (2) indirectly, through Selina Operation One (ii), S.A. (a wholly owned subsidiary of Selina Hospitality PLC), 97.42% of Selina Hospitality Operations Mexico, S.A. De C.V.’s outstanding stock; (2) Selina Hospitality Operations Mexico, S.A. De C.V. owns 100% of the outstanding stock of Selina Mexico Subholding One, S.A. De C.V.; (3) Selina Mexico Subholding One, S.A. De C.V. owns 100% of the outstanding stock of owns 100% of the outstanding stock of Selina Mexico Subholding Two, S.A. De C.V.; and (4) Selina Mexico Subholding Two, S.A. De C.V. owns 100% of the outstanding stock of Explore Selina Tours, S.A. De C.V.
				Calle Cazón No. 37 mz 18 lt 12 Sm 3 Cancún, Quintana Roo, Mexico
Selina Operations Nicaragua, S.A.	Nicaragua	85.00%
Selina Operations Nicaragua, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; (4) Selina Operations Panama Two, SA. Owns 1% of Selina Operation Nicaragua, S.A.'s outstanding stock; and (5) PCN Operations S.A. owns 99% of Selina Operations Nicaragua S.A.'s outstanding stock.
				Villa Fontana, Centro Financiero Invercasa III, 4to Piso, MOD 4E, Managua, Nicaragua
~ F-115 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation San Juan Del Sur, S.A.	Nicaragua	85.00%
Selina Operation San Juan Del Sur, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; (4) Selina Operations Panama Two, SA. Owns 1% of Selina Operation Nicaragua, S.A.'s outstanding stock; (5) PCN Operations S.A. owns 99% of Selina Operations Nicaragua S.A.'s outstanding stock; and (6) Selina Operations Nicaragua, S.A. owns 100% of Selina Operations San Juan Del Sur S.A.'s outstanding stock.
				Mercado Municipal 1c. al Este, Calle El Calvano, San Juan del Sur, Nicaragua
Selina Operation Granada, S.A.	Nicaragua	85.00%
Selina Operation Granada, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; (4) Selina Operations Panama Two, SA. Owns 1% of Selina Operation Nicaragua, S.A.'s outstanding stock; (5) PCN Operations S.A. owns 99% of Selina Operations Nicaragua S.A.'s outstanding stock; and (6) Selina Operations Nicaragua, S.A. owns 100% of Selina Operation Granada S.A.'s outstanding stock.
				Libertad Guest House, Calle La Libertad, Granada 43000, Nicaragua
Selina Operation Maderas, S.A.	Nicaragua	85.00%
Selina Operation Maderas, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; (4) Selina Operations Panama Two, SA. Owns 1% of Selina Operation Nicaragua, S.A.'s outstanding stock; (5) PCN Operations S.A. owns 99% of Selina Operations Nicaragua S.A.'s outstanding stock; and (6) Selina Operations Nicaragua, S.A. owns 100% of Selina Operation Maderas S.A.'s outstanding stock.
				Maderas, 700 meters from Maderas Village hostel, 700 meters from the beach, Nicaragua
Selina Explore Nicaragua, S.A.	Nicaragua	85.00%
Selina Explore Nicaragua, S.A. is an 85% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operation One (1), S.A.'s outstanding stock; (2) Selina Operation One (1), S.A. owns 85% of PCN Operations, S.A.'s outstanding stock; (3) PCN Operations, S.A. owns 100% of Selina Operations Panama Two, S.A.'s outstanding stock; (4) Selina Operations Panama Two, SA. Owns 1% of Selina Operation Nicaragua, S.A.'s outstanding stock; (5) PCN Operations S.A. owns 99% of Selina Operations Nicaragua S.A.'s outstanding stock; and (6) Selina Operations Nicaragua, S.A. owns 100% of Selina Explore Nicaragua S.A.'s outstanding stock.
				Villa Fontana, Centro Financiero Invercasa III, 4to Piso, MOD 4E, Managua, Nicaragua
Selina Playa Maderas Real Estate, S.A.	Nicaragua	100.00%	Not applicable	Villa Fontana, Centro Financiero Invercasa III, 4to Piso, MOD 4E, Managua, Nicaragua
Selina Playa Maderas JV, S.A.	Panama	100.00%	Not applicable	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Selina Operations Peru, S.A.C	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Selina Operation Mancora, S.A.C.	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Turismo Costa Sur, S.A.C	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Rio Colorado, S.R.L.	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Selina Operation Huaraz, S.A.C	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Selina Operation Arequipa, S.A.C	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Selina Operation Miraflores, S.A.C	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
~ F-116 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation Cusco, S.A.C.	Peru	100.00%	Not applicable	Alcanfores 425 - 465, Miraflores, Lima LIMA 18, Peru
Selina Operations US Corp	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Miami Operations LLC	USA	80.00%
Selina Miami Operations LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; and (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest.
				1201 Hays Street, Talahassee, Florida
Selina Operation Casa Florida LLC	USA	80.00%
Selina Operation Casa Florida LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest; and (4) Selina Miami Operations LLC owns 100% of the outstanding membership interest of Selina Operation Casa Florida LLC.
				1201 Hays Street, Talahassee, Florida
Selina Operation Miami River LLC	USA	80.00%
Selina Operation Miami River LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest; and (4) Selina Miami Operations LLC owns 100% of the outstanding membership interest of Selina Operation Miami River LLC.
				1201 Hays Street, Talahassee, Florida
Selina Operation Little Havana LLC	USA	80.00%
Selina Operation Little Havana LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest; and (4) Selina Miami Operations LLC owns 100% of the outstanding membership interest of Selina Operation Little Havana LLC.
				1201 Hays Street, Talahassee, Florida
Selina Operation North Miami LLC	USA	80.00%
Selina Operation North Miami LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest; and (4) Selina Miami Operations LLC owns 100% of the outstanding membership interest of Selina Operation North Miami LLC.
				1201 Hays Street, Talahassee, Florida
Selina Operation St Petersburg LLC	USA	80.00%
Selina Operation St Petersburg LLC is an 80.00% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitality PLC owns 100% of Selina Operations US Corp.’s outstanding stock; (2) Selina Operations US Corp. owns 80% of Selina Miami Operations LLC’s outstanding membership interest; and (4) Selina Miami Operations LLC owns 100% of the outstanding membership interest of Selina Operation St Petersburg LLC.
				1201 Hays Street, Talahassee, Florida
Selina RY Holding Inc.	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Woodstock LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Chelsea LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Big Bear LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Chicago LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation NY Ave. LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Adams Morgan LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Ski Mountain LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Fredericksburg LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation New Orleans LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Downtown New Orleans LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Ashville LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
~ F-117 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

Name	Country of registration or incorporation	Effective interest percentage	Effective interest percentage details	Registered Office Address
Selina Operation San Diego LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Palm Springs LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Astoria Hotel LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Downtown Portland LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Campground Astoria LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Operation Philadelphia LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Explore US LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Global Services US LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina US Real Estate LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Selina Woodstock Real Estate LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
SPV 1 US LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
SPV 2 US LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
SPV 3 US LLC	USA	100.00%	Not applicable	Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130
Samba Merger Sub, Inc.	USA	100.00%	Not applicable	251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle
Selina Operations Dr, S.A.	Dominican Republic	100.00%	Not applicable	Ave. Winston Churchill, NO. 1099, Citi Tower, 14th Floor, Ens. Piantini Santo Domingo
Selina Operation Punta Cana, S.A.	Dominican Republic	100.00%	Not applicable	Ave. Winston Churchill, NO. 1099, Citi Tower, 14th Floor, Ens. Piantini Santo Domingo
Selina Operation Santo Domingo, S.A.	Dominican Republic	100.00%	Not applicable	Ave. Winston Churchill, NO. 1099, Citi Tower, 14th Floor, Ens. Piantini Santo Domingo
Selina Operation Punta del Este, S.A.	Uruguay	100.00%	Not applicable	El Foque 759, 20100 Punta del Este, Departamento de Maldonado, Uruguay
Selina Operation Uruguay, S.A.	Uruguay	100.00%	Not applicable	El Foque 759, 20100 Punta del Este, Departamento de Maldonado, Uruguay
Valiker S.A.	Uruguay	100.00%	Not applicable	El Foque 759, 20100 Punta del Este, Departamento de Maldonado, Uruguay
PCN Operations, S.A.	Panama	75%
PCN Operations S.A. is a 75% owned subsidiary of Selina Hospitality PLC as follows: (1) Selina Hospitalityt PLC owns 100% of Selina Operation One (1)’s outstanding stock; and (2) Selina Operation One (1) S.A. owns 85% of PCN Operations S.A.’s outstanding stock.
				Calle 12 y Avenida B, Edif. Bola de Oro, Casco Antiguo, Ciudad de Panamá, República de Panamá.
Selina Operation Morocco SARL	Morocco	100.00%	Not applicable	49 RUE AHMED BARAKAT RDC N 3 MAARIF, Casablanca
Selina Morocco SPV 1 SARLAU	Morocco	100.00%	Not applicable	49 RUE AHMED BARAKAT RDC N 3 MAARIF, Casablanca
Selina Morocco SPV 2 SARLU	Morocco	100.00%	Not applicable	49 RUE AHMED BARAKAT RDC N 3 MAARIF, Casablanca
Selina Morocco SPV 3 SARLU	Morocco	100.00%	Not applicable	49 RUE AHMED BARAKAT RDC N 3 MAARIF, Casablanca
Remote Year South Africa Pty Ltd.	South Africa	100.00%	Not applicable	Watershed, 17 Dock Road, Victoria and Alfred Waterfront, Cape Town, 8002
~ F-118 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
NOTE 30:- INVESTMENT IN ASSOCIATES AND JOINT VENTURES

Acquisition of Mantra By Selina Ltd.

On September 22, 2022, the Group signed a joint venture agreement to effectively purchase 50.01% of the issued and paid-up shares of Mantra by Selina, Ltd (“Mantra”), a wellness retreat business.

The total consideration of this transaction consists of a mix of cash and equity-settled payment totaling $0.5 million, and consideration in kind of $1.5 million through services to be provided to Mantra by Selina. The agreement also contains certain other clauses whereby, subject to certain revenue performance metrics, Selina shall be entitled to receive additional shares of Mantra, or Mantra will have the right to repurchase additional shares from Selina (not to go below 50.01%), as well as put and call options on the remaining stake up to 100%, at a price to be determined based on Mantra’s net profit over a certain period.

The Group accounted for this transaction as a joint arrangement under IFRS 11 (Joint Arrangements), and the investment is presented as "Investments in associates and joint arrangements" within the Consolidated Statement of Financial Position for the year ended December 31, 2022.

As of December 31, 2022, the following were associate undertakings of the Group:

Name	Country of registration or incorporation	Effective interest percentage	Registered Office Address
Selina Real Estate 1, S.A.[1]	Panama	30.00%	Calle 12 y Avenida B, Edificio Bola de Oro, Casco Antiguo, Ciudad de Panama, República de Panama
Leo Riders Limited	Gibraltar	40.00%	57/63 Line Wall Road, Gibraltar GX11 1AA
Tze'elim Tourism Guest Rooms - Agricultural Cooperative Society Ltd.	Israel	35.00%	Kibbutz Tze'elim, Be'er Sheva 85520, Israel
Mantra by Selina Ltd.	Israel	50.01%	Of 12 Masalawati Brothers St., Tel Aviv, Israel
1 This entity no longer owns the assets it was incorporated to hold. Therefore, it is currently in the process of liquidation.

	2022	2021
	(In thousands of US$)
Cost
Value as at January 1	887	718
Additions	3,102	161
Decreases	—	(54)
Write-offs	(737)	—
Share of gain / (loss) in associate	84	62
As at December 31	3,336	887
~ F-119 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
The associates recognized no profits or losses from any discontinued operations, or other comprehensive income.
There were no guarantees or implications on wind up of the associates that would be considered a significant risk to the Group, or other significant risks associated with the Group’s interests in associates.
NOTE 31:- SUBSEQUENT EVENTS

Authority to Allot Shares

On March 8, 2023, the shareholders of the Company approved resolutions authorizing the directors to allot shares in the Company up to an aggregate nominal amount of US $308,382, equating to a maximum of 60,900,000 ordinary shares. This authority will, unless renewed, varied or revoked, expire on March 8, 2028 except that the Company may, before such expiry date, make an offer or agreement which could require equity securities to be allotted under such authority after the expiry date.

Effectiveness of the Company’s Registration Statement

On February 15, 2023, the Company announced that its Resale Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on November 30, 2022 and amended on January 20, 2023, was declared effective ("Registration Statement"). The Registration Statement relates to the issuance by Company of up to 18,516,595 ordinary shares in connection with the exercise of certain warrants, including (i) 7,666,666 Ordinary Shares issuable upon the exercise of publicly traded warrants (the “Public Warrants”); (ii) 6,575,000 Ordinary Shares issuable upon the exercise of private placement warrants (the “Private Placement Warrants”); and (iii) 4,274,929 Ordinary Shares issuable upon the exercise of warrants (the “Convertible Note Warrants”) issued in connection with the CLN 2022.

The Registration Statement also registers for transfer or resale up to 118,703,922 Ordinary Shares comprised of: (i) an aggregate of 82,261,678 Ordinary Shares held by certain existing shareholders, CLN 2020 noteholders and related warrantholders as of the closing of the Business Combination; (ii) 5,445,000 Ordinary Shares issued to the PIPE investors; (iii) 1,230,000 Ordinary Shares issued to certain PIPE investors to satisfy pre-funding fees owed to them; (iv) 450,000 Ordinary Shares issued to BTIG LLC, BOA's underwriter, in respect of its services provided in connection with the initial public offering of BOA; (v) up to 13,595,652 Ordinary Shares issuable upon conversion of the notes issued under the CLN 2022; (vi) 375,000 Ordinary Shares issued to HG Vora Special Opportunities Master Fund, Ltd. (“HG Vora”) upon the exercise of warrants that were issued to HG Vora in connection with the execution of a $25.0 million bridge loan facility to Selina; (vii) 4,496,663 Ordinary Shares issued or issuable to certain of the Company’s third-party services providers and joint venture partners in lieu of cash payments due to them; and (viii) the 6,575,000 Private Placement Warrants; and (ix) the 4,274,929 Convertible Note Warrants. A total of 10,849,929 warrants, including the 6,575,000 Private Placement Warrants and 4,274,929 Convertible Note Warrants, are registered under the Registration Statement.

Additional Equity Subscriptions
~ F-120 ~

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

In the first quarter of 2023, the Company entered into subscription agreements with various parties pursuant to which the Company has issued or will issue (i) 220,733 ordinary shares to certain service providers in lieu of $740,000 in payables due to such parties, and (ii) 506,755 ordinary shares to certain investors as well as warrants to purchase 253,377 additional ordinary shares, with one-third of such warrants having a subscription price of $2.00 per share, one-third having a subscription price of $2.50 per share and one-third having a subscription price of $3.00 per share, in exchange for the investment of $750,000 in cash proceeds by the investors.

In April 2023, the Company entered into additional subscription agreements pursuant to which the Company has issued or will issue 349,650 ordinary shares to certain investors as well as warrants to purchase 174,825 additional ordinary shares, with one-third of such warrants having a subscription price of $2.00 per share, one-third having a subscription price of $2.50 per share and one-third having a subscription price of $3.00 per share, in exchange for the investment of $500,000 in cash proceeds by the investors.

- - - - - - - - - - - - - - - - - - -
~ F-121 ~